03007942

Dud

SUPPL

HBOS plc

The Mound
EDINBURGH
EH1 1YZ

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/3240 and 82/5003

Exemption

Dear Sirs, Halifax Group PLC

I enclose documents either sent to shareholders or made available to the public during the period 1st March to 31st March 2003.

Announcements made to the London Stock Exchange:-

03.03.03	Halifax House Price Index.
03.03.03	Rule 8 Disclosure. 2,210 shares sold in WM Morrison Supermarkets at £1.5928 per share. Total owned or controlled 20,926,723 (1.34%)
03.03.03	Rule 8 Disclosure. 21,000 shares bought in Tesco PLC at £1.9246 per share. Total owned or controlled 89,070,074 (1.23%)
03.03.03	Rule 8 Disclosure. 132,500 shares sold in Tesco PLC at £1.6075 per share. Total owned or controlled 88,937,574 (1.23%)
05.03.03	Rule 8 Disclosure. 57,000 shares bought in J Sainsbury at £2.3118 per share. Total owned or controlled 55,649,581 (2.89%)
05.03.03	Rule 8 Disclosure. 25,000 shares bought in Collins Stewart Holdings at £3.37 per share. Total owned or controlled 3,657,809 (3.03%)
05.03.03	Rule 8 Disclosure. 84,000 shares bought in WM Morrison Supermarkets at £1.5945 per share. Total owned or controlled 21,010,723 (1.35%)
05.03.03	Rule 8 Disclosure. 181,726 shares sold in P & O Princess Cruises at £3.8993 per share. Total owned or controlled 10,255,871 (1.48%)
05.03.03	Rule 8 Disclosure. 1,000 shares sold in J Sainsbury at £2.2778 per share. Total owned or controlled 55,648,581 (2.89%)
05.03.03	Director shareholding. 3,029,810 shares released by HBOS Employee Trust Limited of which 1,089,664 were sold on 03.03.03.
05.03.03	Director shareholding. Dennis Stevenson acquired 65,850 shares at £6.535 per share. Total holding following notification 162,946 (0.004%)
06.03.03	Rule 8 Disclosure. 25,000 shares sold in P & O Princess Cruises at £3.7 per share. Total owned or controlled 10,233,111 (1.48%)
06.03.03	Rule 8 Disclosure. 99,000 shares bought in Tesco at £1.6252 per share. Total owned or controlled 88,325,540 (1.22%)
06.03.03	Rule 8 Disclosure. 132,500 shares sold in Tesco at £1.6075 per share. Total owned or controlled 88,226,540 (1.22%)
06.03.03	Rule 8 Disclosure. 1,100 shares sold in Tesco at £1.6225 per share. Total owned or controlled 88,336,540 (1.22%)
06.03.03	Rule 8 Disclosure. 12,100 shares bought in Tesco - transfer in. Total owned or controlled 88,337,640 (1.22%)
06.03.03	Rule 8 Disclosure. 689 shares bought in Tesco - transferred in. total owned or controlled 88,337,229 (1.22%)

dlw 4/14

06.03.03 Rule 8 Disclosure. 1,250 shares sold in WM Morrison Supermarkets at £1.5827 per share. Total owned or controlled 21,009,473 (1.35%)

06.03.03 Rule 8 Disclosure. 1,800 shares sold in Six Continents at £5.94 per share. Total owned or controlled 11,612,175 (1.34%)

06.03.03 Rule 8 Disclosure. 203,250 shares bought in Six Continents at £6.07 per share. Total owned or controlled 11,815,425 (1.36%)

06.03.03 Rule 8 Disclosure. 3,112 shares bought at £2.2375 & 52,000 sold at £2.235 both in J Sainsbury. Total owned or controlled 55,599,624 (2.89%)

07.03.03 Rule 8 Disclosure. 100,000 shares sold in Knowledge Support Systems at £0.2200 per share. Total owned or controlled 1,495,854 (2.03%)

07.03.03 Rule 8 Disclosure. 15,800 shares bought in Thistle Hotels at £1.2400 per share. Total owned or controlled 18,548,843 (3.85%)

07.03.03 Rule 8 Disclosure. 16,000 shares bought in J Sainsbury at £2.2275 per share. Total owned or controlled 55,615,624 (2.89%)

07.03.03 Rule 8 Disclosure. 8,501 shares sold in Six Continents at £6.09 per share. Total owned or controlled 11,806,924 (1.36%)

07.03.03 Rule 8 Disclosure. 1,300 shares bought in Six Continents at £6.0450 per share. Total owned or controlled 11,808,224 (1.36%)

07.03.03 Rule 8 Disclosure. 2,550 shares bought in WM Morrison Supermarkets at £1.4950 per share. Total owned or controlled 21,012,023 (1.35%)

07.03.03 Rule 8 Disclosure. 6,800 shares bought in Tesco - transferred in. Total owned or controlled 88,344,029 (1.22%)

07.03.03 Rule 8 Disclosure. 1,378 shares bought, transferred in and 6,500 shares bought at £1.6022, both in Tesco plc. Total owned or controlled 88,350,343 (1.22%)

07.03.03 Rule 8 Disclosure. 14,000 shares bought in Tesco at £1.6075 per share. Total owned or controlled 88,364,343 (1.22%)

07.03.03 Rule 8 Disclosure. 7,800 shares sold in Tesco at £1.6100 per share. Total owned or controlled 88,356,543 (1.22%)

10.03.03 Rule 8 Disclosure. 2,550 shares sold - transfer out and 103 sold at £1.479 in WM Morrison Supermarkets. Total owned or controlled 21,009,370 (1.35%)

10.03.03 Rule 8 Disclosure. 297 shares sold in J Sainsbury at £2.2375 per share. Total owned or controlled. Total owned or controlled 55,615,327 (2.89%)

10.03.03 Rule 8 Disclosure. 3,779 shares sold in Six Continents plc at £6.08 per share. Total owned or controlled 11,804,445 (1.36%)

10.03.03 Rule 8 Disclosure. 750 shares sold in Tesco at £1.6056. Total owned or controlled 88,355,793 (1.22%)

11.03.03 Rule 8 Disclosure. 1,820 shares sold in WM Morrison Supermarkets - transferred out. Total owned or controlled 21,007,550 (1.35%)

11.03.03 Blocklisting six monthly review.

12.03.03 Rule 8 Disclosure. 900 shares sold at £1.4675, 3,217 sold at £1.4634, both in WM Morrison Supermarkets. Total owned or controlled 21,003,433 (1.35%)

12.03.03 Rule 8 Disclosure. 500 shares sold in Six Continents at £5.83 per share. Total owned or controlled 11,802,545 (1.36%)

12.03.03 Rule 8 Disclosure. 1,400 shares sold in Six Continents at £5.9650 per share. Total owned or controlled 11,803.045 (1.36%)

12.03.03 Rule 8 Disclosure. 75,000 shares bought in J Sainsbury - transfer in. Total owned or controlled 55,689,650 (2.89%)

12.03.03 Rule 8 Disclosure. 800 shares sold in J Sainsbury at £2.2425 per share. Total owned or controlled 55,688,850 (2.89%)

12.3.03 Rule 8 Disclosure. 132,000 shares bought in Tesco - transfer in. Total owned or controlled 88,847,793 (1.23%)

12.03.03 Rule 8 Disclosure. 4,200 shares sold in Tesco at £1.63 per share. Total owned or controlled 88,483,593 (1.23%)

12.03.03 Rule 8 Disclosure. 400 shares sold in P & O Princess Cruises at £3.575 per share. Total owned or controlled 10,232,711 (1.48%)

12.03.03 Summary Financial Statement and Notice of Annual General Meeting.

13.03.03 Rule 8 Disclosure. 50 shares bought in J Sainsbury at £2.2417 per share. Total owned or controlled 55,688,900 (2.89%)

13.03.03 Rule 8 Disclosure. 55,000 shares bought in Six Continents at £5.78 per share. Total owned or controlled 11,857,545 (1.37%)

13.03.03 HBOS plc notified of major interest in British Airways plc. Number of shares 35,350,507 (3.26%)

14.03.03	Rule 8 Disclosure. 5,301,227 shares sold in Tesco at £1.6350 per share. Total owned or controlled 83,182,186 (1.15%)
14.03.03	Rule 8 Disclosure. 653 shares sold in P & O Princess Cruises at £3.432 per share. Total owned or controlled 10,232,058 (1.48%)
14.03.03	Rule 8 Disclosure. 205,143 shares sold in P & O Princess Cruises at £3.5338 per share. Total owned or controlled 10,026,915 (1.45%)
14.03.03	Rule 8 Disclosure. 3,400 shares sold in WM Morrison Supermarkets at £1.4853 per share. Total owned or controlled 21,000,033 (1.35%)
14.03.03	Rule 8 Disclosure. 573,832 shares sold in WM Morrison Supermarkets at £1.5525 per share. Total owned or controlled 20,426,201 (1.31%)
14.03.03	Rule 8 Disclosure. 425 shares sold in Six Continents at £5.8112 per share. Total owned or controlled 11,857,120 (1.37%)
14.03.03	Rule 8 Disclosure. 307, 107 shares sold in Six Continents at £5.8450 per share. Total owned or controlled 11,550,013 (1.33%)
17.03.03	Rule 8 Disclosure. 6,600 shares bought in Tesco at £1.66 per share. Total owned or controlled 83,188,786 (1.15%)
17.03.03	Rule 8 Disclosure. 2,166,500 shares sold in Tesco at £1.70846 per share. Total owned or controlled 81,022,286 (1.12%)
18.03.03	Rule 8 Disclosure. 1,069,522 shares sold in P & O Princess Cruises at £3.832 per share. Total owned or controlled 7,756,834 (1.12%)
18.03.03	Rule 8 Disclosure. 1,200,559 shares sold in P & O Princess Cruises at £3.7959 per share. Total owned or controlled 8,826,356 (1.27%)
18.03.03	Rule 8 Disclosure. 921 shares sold in Tesco at £1.723 per share. Total owned or controlled 81,021,365 (1.12%)
18.03.03	Director shareholding. 820 sold in Bank of Scotland Profit Sharing Stock Ownership Scheme. Total holding following notification 7,826,698 (0.21%)
19.03.03	Application to UKLA for securites to be admitted to the Official List. €1,000,000,000 4.875 per cent subordinated notes due 2015.
19.03.03	HBOS notification of major interest in HMV Group plc. Material interest in 19,849,203 shares representing 4.92% of the issued ordinary share capital.
19.03.03	Rule 8 Disclosure. 6,525 shares bought in WM Morrison Supermarkets at £1.68 per share. Total owned or controlled 20,432,726 (1.31%)
19.03.03	Notification received by HBOS from Lehman Brothers. Lehman Brothers International (Europe) had an interest in 135,275,702 HBOS ordinary shares.
21.03.03	Rule 8 Disclosure. 1,175 shares sold at £6.0306, 550 sold at £6.0656 and 600 shares sold at £6.0868, all in Six Continents. Total owned or controlled 11,547,688 (1.33%)
21.03.03	Notification received by HBOS from Lehman Brothers that Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc.
21.03.03	Application to UKLA for US$1,000,000,000 Undated Subordinated Notes - issuer HBOS plc.
21.03.03	HBOS plc announces that it has today raised US$1 billion (before expenses) of Capital.
24.03.03	Rule 8 Disclosure. 1,250 shares sold in Six Continents at £6.28 per share. Total owned or controlled 11,546,438 (1.33%)
24.03.03	Application to UKLA for US$1,000,000,000 6.85% undated subordinated notes to be admitted to the Offical List.
25.03.03	Rule 8 Disclosure. 625 shares sold in Six Continents at £6.2062 per share. Total owned or controlled 11,545,813 (1.33%)
25.03.03	Trustees of the Band of Scotland Profit Sharing Stock Ownership Scheme sold 191 shares at 660.63p per share. Total holding following notification 7,826,496 (0.21%)
27.03.03	Rule 8 Disclosure. 500 shares sold at £6.0575 per share and 625 sold at £6.058 per share, both in Six Continents. Total owned or controlled 11,544,688 (1.33%)
27.03.03	Rule 8 Disclosure. 134,500 shares sold in Pizza Express at £3.78 per share. Total owned or controlled 815,717 (1.14%)
27.03.03	Directors granted conditional awards of shares under the HBOS Long Term Executive Bonus Plan.
28.03.03	Rule 8 Disclosure. 200,000 shares sold in P & O Princess Cruises plc at £3.382 per share. Total owned or controlled 7,584,834 (1.09%)
28.03.03	Rule 8 Disclosure. 922 shares sold - transfer out and 867 sold at £4.2525, both in P & O Princess Cruises PLC. Total owned or controlled 7,569,045 (1.09%
28.03.03	Rule 8 Disclosure. 310,325 shares sold in P & O Princess Cruises at £4.23624 per share. Total owned or controlled 7,258,720 (1.05%)
28.03.03	Rule 8 Disclosure. 400,000 shares bought in Brit Insurance Holdings at £0.71 per share. Total owned or controlled 59,222,161 (7.93%)

28.03.03 Rule 8 Disclosure. 415,638 shares bought in Brit Insurance Holdings at £0.70 per share. Total owned or controlled 59,637,799 (7.99%)
28.03.03 HBOS Annual Report and Accounts submitted to UKLA.
28.03.03 Halifax Annual Report and Accounts submitted to UKLA.
31.03.03 Rule 8 Disclosure. 8,153 shares bought in Six Continents at £6.175 per share. Total owned or controlled 11,552,841 (1.33%)
31.03.03 HBOS & Subsidiaries no longer have a non-material interest in Murray tmt PLC.
31.03.03 Director Shareholding. Directors allocations in accordance with the rules of the HBOS Annual Bonus Plan.

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	13,182 Shares registered on 04.03.03
2 Form 88(2)'s – Return of Allotment of	11,478 Shares registered on 05.03.03
1 Form 88(2)'s – Return of Allotment of	13,000 Shares registered on 06.03.03
1 Form 88(2)'s – Return of Allotment of	54,265 Shares registered on 07.03.03
1 Form 88(2)'s – Return of Allotment of	29,176 Shares registered on 10.03.03
2 Form 88(2)'s – Return of Allotment of	64,556 Shares registered on 12.03.03
3 Form 88(2)'s – Return of Allotment of	16,259 Shares registered on 14.03.03
2 Form 88(2)'s – Return of Allotment of	3,173 Shares registered on 19.03.03
1 Form 88(2)'s – Return of Allotment of	3,000 Shares registered on 21.03.03
1 Form 88(2)'s – Return of Allotment of	9,400 Shares registered on 24.03.03
1 Form 88(2)'s – Return of Allotment of	16,800 Shares registered on 25.03.03
2 Form 88(2)'s – Return of Allotment of	32,042 Shares registered on 26.03.03
1 Form 88(2)'s – Return of Allotment of	75,000 Shares registered on 27.03.03
4 Form 88(2)'s – Return of Allotment of	59,938 Shares registered on 28.03.03

Documents sent to shareholders

HBOS plc Annual Report and Accounts
Halifax plc Annual Report and Accounts
Notice of Annual General Meeting
Annual Review and Summary Financial Statement 2002

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Kenny Melville
Company Secretarial Assistant

Annual Report and Accounts 2002

‘EVEN IN TOUGH MARKETS, THIS IS THE STRATEGY THAT DELIVERS’


THE
ROUGH
REPORT

HBOS plc

HBOS plc

What really motivates you?

DAVID ROUGH: Management often benefit by backing economic growth as if it's all down to their genius whereas when it's an economic downturn or somebody else's fault it's the world economy, it's not their problem.

JAMES CROSBY: You make running a major PLC sound like being a politician! I've been chief executive of a PLC for four years, three of them have been in the worst bear market since 1974. I believe that our business is forging a great future for itself. But you are right, it's a really tough environment in which to convince people that's the case! We can only deliver a share price that does better than its peers and over the last three years it has by 25% plus, but obviously shareholders aren't quite so impressed when the market has still dragged the share price down.

DAVID ROUGH: Are you in denial about the size of your pension scheme deficits?

JAMES CROSBY: No. Frankly, I think most of our deficits will be eliminated as and when markets recover. But even if I'm wrong the members of our schemes are young and, as our FRS 17 data shows, the long term costs of putting right the deficits are eminently affordable for HBOS.

DAVID ROUGH: Finally, what really turns you on? What motivates you? Is it the returns to shareholders and thus your pockets? Or destroying the competition?

JAMES CROSBY: Shareholders are our owners, ultimately we really only exist to create shareholder value. Sometimes the best way to make money for our shareholders is to make life tougher for our competitors' shareholders. But that has always been the case. We believe that in today's markets you can only achieve real shareholder value in financial services by being genuinely different. For us in Retail that means delivering value, simplicity and transparency to customers. There is no misalignment between the interests of shareholders and customers and you see that in our figures this year, very, very clearly. It is volume growth and profits growth on top of tight cost management in pretty well every business we're in. But none of this could be achieved without the enormous efforts of our other stakeholders; my 60,000 colleagues. They're the ones who really deliver for customers and shareholders.

"ONE OF THE MOST EXCITING THINGS ABOUT OUR NEW ORGANISATION IS THE VERY HIGH QUALITY OF PEOPLE WHO ARE JOINING US."



DIVISIONAL ROE'S*
2001
2002
*Divisional post-tax return on equity
Retail
Insurance & Investment
Business
Corporate
Treasury
0%
5%
10%
15%
20%
25%

David Rough asked that in place of a fee for this interview, a donation be made to ChildLine and The Salvation Army.

The interview was recorded on Monday 20 January 2003.

financial
?





CAPITAL STRENGTH
2001
2002
10%
12%
8%
6%
Risk Asset Ratios
Tier 1 Capital Ratios

increased our Group Target Return on Equity by over one per cent in one year from 16.8% to 17.9%. And for the future we've got a lot going for us. We've got very significant merger synergies still to come through, around £600m. In 2002 we were still sustaining substantial losses in Intelligent Finance which we will eliminate. We will increase returns in a number of divisions as we also did in 2002.

But the key is Retail where we showed in 2002 how we can increase shareholder returns whilst giving better value to customers. We've achieved that through the virtuous circle of better products producing more sales, higher productivity, lower costs and so on. And for us that circle has much further to turn. So no shortage of reasons why we'll hit 20% in 2004.

DAVID ROUGH: So presumably your costs have got to grow at 3 or 4% less than your asset base to enable you to achieve that virtuous circle?

JAMES CROSBY: Yes, indeed – look at last year, we had a slight slippage in margins in Retail but we still had a double figure percentage increase in revenue and we had just a 2% increase in costs. And yes, we can keep that going, maybe not forever but for a few years. Simple business, you drive revenue harder than costs, you drive up returns and the real trick in this marketplace today, you have to do it without widening margins. So we really do believe we can do more than just deliver our 20% RoE for shareholders – we can at the same time give better value to customers. That's the nature of our ambition.

DAVID ROUGH: So over the next five years are you going to remain a UK company?

JAMES CROSBY: We have tremendous opportunities in the UK to grow the business in pretty well every product line. We're no fans of expanding internationally for the sake of it and we will only make a major international move if it genuinely adds value for our shareholders, and if it's big enough to matter for them. In the meantime, where we can we take our expertise abroad and add value for shareholders as we do in Australia, in Bank of Scotland Corporate Banking in the US or indeed investment products across Europe under the Clerical Medical brand.

DAVID ROUGH: Is there a share price at which the board would sanction buying your own shares in?

JAMES CROSBY: You are really testing our own ability to invest retained earnings at a good return. We've grown our return on equity this year, we've got a target out there to grow it over the next couple of years. So it's clear that we can deploy the capital we're generating in the business very profitably for our shareholders – regardless of short term volatility in our share price. So the answer to your question is clear – it's no!

DAVID ROUGH: And are there two or three key financial measures which are in your control that you are happy to be measured by for the next three years?

JAMES CROSBY: Yes we've got lots of public targets, in fact more than the rest of the banking sector put together. But the two financial ones that loom largest for me are; the return on equity for 2004 and the tough cost targets we have for each division – targets which define what it is we have to achieve to win on costs.

DAVID ROUGH: And to deliver in terms of revenue growth I take it?

JAMES CROSBY: Yes we have market share targets in lots of products but I wouldn't necessarily call them financial targets. But yes, having simple value for money products that customers buy in great volumes is critical – because that's what enables us to deliver higher returns and lower costs without widening margins against the customer.

DAVID ROUGH: And if in 2004/2005 you failed to make that RoE target, will you consider it to be an act of God or would it be that the management have failed to perform?

JAMES CROSBY: It'll be exactly what our shareholders tell us it is! If we hit the target the shareholders will be delighted, if we don't the shareholders must sit in judgement, that is always their prerogative. I wouldn't offer any excuses but if they want to offer excuses that's fine by me.

What constitutes strength at HBOS


'IN OUR INVESTMENT BUSINESS, IT IS OUR DISTRIBUTION POWER WHICH MAKES THE DIFFERENCE.'

successful during my time as chief executive, my greatest ambition thereafter will be to pick up the newspapers and read about further success in the organisation. So yes, there's plenty of challenge. I've got outstanding colleagues; colleagues who can take over from me any time.

DAVID ROUGH: Did you raise capital to maintain your credit ratings? Are you running this business so as to maintain ratings?

JAMES CROSBY: You can't always sustain your credit rating through all market circumstances and you shouldn't obsessively manage your business to do so. In our case though we are number one in liquid savings so financial strength is unusually important – it's part of our brand.

DAVID ROUGH: Fine, but what constitutes financial strength at HBOS?

JAMES CROSBY: We would argue that we have the best balance of different businesses amongst our peers, we've got the capital we need to support growth, very high quality assets, two thirds of which are mortgages and unrivalled leverage capacity. So we'd be disappointed if they weren't reflected in one of the best credit ratings in the market, as indeed they are.

DAVID ROUGH: And in terms of return on capital, your target in 2004 is for a 20% return on equity? It seems to me that investors simply don't believe you can get there?

JAMES CROSBY: Yes, but with respect they're wrong. Let me tell you how we're going to achieve it. First of all we've just

ul of any of mendations?


‘OVER THE NEXT FIVE
YEARS ARE YOU GOING TO
EMAIN A UK COMPANY?’

Does HBOS fall fo the Higgs recom

HBOS PERFORMANCE

DIVISIONAL PROFIT CONTRIBUTION


Retail up 18%
Insurance & Investment up 25%
Business, no change
Corporate up 30%
Treasury up 37%

DAVID ROUGH: Over the years, investors have watched Bank of Scotland consume capital like a thing possessed. With all this growth in Corporate it looks like business as usual now it's HBOS?

JAMES CROSBY: Our Corporate team made great strides in 2002. They showed how returns in this business can be increased even when we're suffering provisions significantly above any through the cycle average. And remember, it's returns that matter, Corporate only wins capital allocation inside HBOS by delivering RoE!

DAVID ROUGH: You have significant exposures to split capital investment trusts and property. Time to be scared or are you still confident?

JAMES CROSBY: Our investment trust lending has halved as trusts have de-geared into the bear market. We've said we've made some provisions in this area but not material. Our property interests are very well spread, ranging from housing association loans through to property development. We don't foresee a difficult cycle in commercial property but even so we've significantly managed down our exposure to riskier areas such as office developments in Central London.

DAVID ROUGH: And in terms of "stakeholder pensions", do you believe that stakeholder is the panacea for either your savings and investment market or for your clients?

JAMES CROSBY: No, there's a lot of evidence that you can CAT mark products, you can cap their charges and everything else and actually it doesn't influence what people buy. Today, most of savings products that are or could be bought are CAT marked, but very few mortgages are CAT marked. What does that tell you? It tells you the consumer will engage with the bank or insurance company in the product they really want or need to buy regardless of whether or not it is CAT marked.

DAVID ROUGH: Corporate governance. My own personal view is that boards with over ten members do have real problems. How do you make a board of 17 function in a satisfactory manner?

JAMES CROSBY: Ours is a highly regulated and complex business. Our non-executives have to devote a considerable amount of time, not just attending main board meetings but working on the various committees and getting close to the business. We have six main Audit and Risk Control Committees and all the other committees you'd expect us to have. But you are right. If 17 people got together once a month and that was all they did, it wouldn't work.

DAVID ROUGH: Therefore their roles and responsibilities are larger than you'd expect in most non-financial services companies and therefore they get rewarded sensibly?

JAMES CROSBY: Yes, our non-executive directors do give substantially more time, they get into the detail right across a complex business, they probably do have more responsibility and, yes, hopefully the rewards are about right.

DAVID ROUGH: And will your senior non-executive and other non-executives be attending all your meetings with investors, as the Higgs report suggests?

JAMES CROSBY: Probably not, but they'd be very welcome to attend all hundred plus of them that I do each year.

DAVID ROUGH: Does HBOS fall foul of any of the Higgs recommendations?

JAMES CROSBY: No! Because the core principle of Higgs is that it isn't a set of rules, it is a benchmark against which PLCs that differ should argue confidently as to why their model is slightly different. The one key area where we'll be different is that we have a chairman who is chairman of two FTSE companies. On each of the occasions the board elected Dennis Stevenson to be chairman they did so full in the knowledge that he also had the role as chairman of Pearson. His appointment has served the shareholders extraordinarily well. So why on earth would we change that?

DAVID ROUGH: Given the complexity of your business, are you and the senior management spending enough time ensuring that training and development goes on at all levels of your staff?

JAMES CROSBY: I believe so. There are phases in any merger; the first six months is putting people into jobs and helping them to work with each other. Then a year to 18 months on you really are immersed into all the succession planning and development, which are so important for the future. One of the most exciting things about our new organisation is the very high quality of people who are joining us. Internal development, succession planning and attracting top class talent into the organisation are all crucial to our future.

DAVID ROUGH: And in terms of succession planning the board takes succession planning seriously? And you're being challenged enough in your position?

JAMES CROSBY: Oh yes! ...Definitely!

DAVID ROUGH: Often, chief executives make sure that the next level down are open to challenge but avoid effective challenge to their own position?

JAMES CROSBY: If we're judged to have been

k you can double s in three years?

DAVID ROUGH: But if Sandler's recommendations are implemented won't it make it impossible for you to earn higher returns and operate within a 1% fee cap?

JAMES CROSBY: We'll wait and see if and how Sandler is implemented. There's not a lot in Sandler that's not already happening somewhere in the marketplace anyway. For example, the secret of our success in bancassurance is selling simple products with a single annual management fee which gives real value to the consumer. And yes, if the 1% cap is applied to with profits they won't be part of the simplified product offering Sandler so wishes to promote!

DAVID ROUGH: Can't you build a sensible SME business without giving the product away? Isn't that what "free banking forever" is all about?

JAMES CROSBY: We have made a big investment in building the capability and infrastructure to go into England and Wales precisely as we said we would. But we've also made great progress in attracting new customers – up 36% on last year to 273,000. The established order in SME banking has been operating in a cosy, frankly uncompetitive world. The result is, highly priced, confusing products delivered through inefficient systems.

There is a great opportunity for us in bringing together Bank of Scotland's market leading capability in Scotland with Halifax's distribution systems in England and Wales, to really make a difference for SME customers – providing a real choice; one based on simplicity and value and if value means "free banking forever" so be it, we'll still make excellent returns for our shareholders.

DAVID ROUGH: Going into a market like this, are you not going to get the poorer risks rather than the better risks coming to you?

JAMES CROSBY: No – that's where having the Bank of Scotland's capability on the ground and being involved from top to bottom is so very important to us. This isn't a business Halifax could have built on its own. Halifax just didn't have Bank of Scotland's pedigree and capability in business credit assessment. Equally, Bank of Scotland always lacked distribution power in England and Wales.

DAVID ROUGH: Do you really think you can double your SME business within three years?

JAMES CROSBY: Yes, that's our target, from 3% to 6% market share and we'll do it. We've already moved much faster in other banking products – products like current accounts where we were also told customers wouldn't move.

DAVID ROUGH: Corporate banking – much has been talked about by other banks it is alleged, investing in quoted junk bonds. Given the poor business climate in the UK, is not the Bank of Scotland's high exposure to highly leveraged MBOs – not just the same thing?

JAMES CROSBY: No. We don't invest in junk bonds, we lend on a relationship basis on individually structured deals where we are in control of the lending mandate and judgement to a very large extent. The truth is our MBO portfolio is performing pretty well in line with the rest of our book at this stage.





ALL 2002 TARGETS BEATEN
■ Merger synergies 161% of target
■ Mortgage net lending 29%
■ 1.2m new credit card accounts
■ 1.3m new bank accounts
■ Group cost growth on target at 6%
– Retail cost growth 2.5% (target 3%)

"OUR STRATEGY... IS TO OFFER VALUE AND SIMPLICITY TO CUSTOMERS OF OUR COMPETITORS."

Do you really thin
your SME busines

"We have tremendous opportunities in the UK to grow the business in every product line."



DAVID ROUGH: Is Intelligent Finance ever going to earn an adequate return on capital for shareholders? Are you prepared to give a decade for it?

JAMES CROSBY: As a new bank, Intelligent Finance has done all the right things: built a brand, a very powerful consumer brand, in a key part of the market. We've built assets because you never turn a new bank round to profitability without doing so, that's where the margin comes from and last year Intelligent Finance took an 8% share of net mortgage lending. We're now building the volume to get to the required scale. The challenge isn't when we break even, because I'm sure we'll break even at the end of 2003. It's the number of products per customer. Last year that grew from 1.9 to 2.2 which shows we are well on the way to getting the number of products per customer to the level that will deliver shareholder value.

DAVID ROUGH: But merely breaking even isn't much of a goal?

JAMES CROSBY: That's why I say breaking even at the end of 2003 is not a particularly exciting ambition. We will deliver it. But as I say, we're much more focused already on driving up the number of products per customer.

DAVID ROUGH: You pay front line people very well, they appear to have share options, are you sure you're not incentivising them to sell the wrong products?

JAMES CROSBY: Yes, they are incentivised to sell but it's not just about sales; there are all sorts of quality measures as well. Remember also, our retail strategy is based on offering customers simple products, which offer value for money. That really does reduce the chances of mis-selling because the customer is so much more likely to really understand what he or she is buying and why.

DAVID ROUGH: How much shareholder value destruction is represented by the purchase of St. James's Place Capital at the top of the market? And are you going to do anything with the minority interest?

JAMES CROSBY: St. James's Place has a unique business model. It's a wealth management business that actually does have real distribution, not just a nice idea waiting for customers to come to it. Inevitably, this sort of business was going to struggle in the third year of a bear market but as markets recover and we see the advent of a new depolarised world, St. James's Place will return to its traditional growth track. When we bought the business we said it was right for us to own a majority stake. The fact that management and the financial advisers in St. James's Place own their own bits of the business is part of its uniqueness. We think that's still right today.

DAVID ROUGH: So is it an investment or a core part of HBOS?

JAMES CROSBY: Yes it is core to our strategy. We set ourselves the ambition to be if not number one, one of the two or three biggest players in investment products, a strategic imperative for an organisation that is already number one in liquid savings. To be number one in investment products you have to have wide-ranging distribution, in bancassurance, IFAs and upscale wealth management where St. James's Place come into their own.

DAVID ROUGH: On its announcement in 2000 esure was responsible for a pound hike in the then Halifax share price. Three years on what's happening, has it measured up to all the early hype?

JAMES CROSBY: It's doing extraordinarily well, distributing through Halifax branches, Sainsbury's stores and direct using the esure brand which has established itself as the internet/telephone motor insurance brand for safe drivers. It has a great opportunity to grow profitably in today's insurance markets.

DAVID ROUGH: Are you out of with profits? If not, why not?

JAMES CROSBY: Today with profits products represent roughly 25% of all our investment sales and yes, it's a market that currently provides an inadequate return for shareholders. We've said as much on a number of occasions. But the bear market has meant that capacity has been destroyed in this market in a way which will never come back. With fewer competitors, there's every chance that this market will support higher returns in the future. But if it doesn't we'll redeploy our capital elsewhere.

e sure fall off?

balance sheet as there has been over the last two or three years.

DAVID ROUGH: But what about the buy to let market – the rents for many parts of the South-East are actually falling rather than rising! Do you not see that house prices are going to be under pressure as the buy to let owners start having to be net sellers?

JAMES CROSBY: We've already seen what's happened. It's well over a year now since we saw a very significant fall in rentals in London. Why hasn't that fed through to prices? It's unusual. In the UK we are so hooked on owner occupation and the rental sector is so small that in practice we don't switch from owning to renting because of price. You would have to see rentals fall an awful long way before they really influenced people's preferences. The fact is, rentals have fallen and people have sold vacant properties for a good profit.

DAVID ROUGH: And are you part of the fraternity that are lending based on four times salary?

JAMES CROSBY: Not as a general rule. Almost all lending in the UK by mortgage lenders, not just us, is on the same income multiples as were applied in the late 80's. The big difference is that on any scenario interest rates are less than half what they were then.

DAVID ROUGH: But the housing market is still surviving because interest rates are incredibly low. God forbid that interest rates ever go up; how do lenders survive then?

JAMES CROSBY: Interest rates would have to move up very, very significantly to get us to anything like the same interest rate stress that we had in the late 80's – and that's just not going to happen!

DAVID ROUGH: Last year you started underwriting the creditor insurance business yourself. With a slowdown on the way wasn't that awful timing?

JAMES CROSBY: No – in fact it wasn't that much of a change really – the nature of the arrangement we and other banks historically had with the insurers meant we were all, but underwriting the business ourselves. So we don't see that the move to actually being the repayment insurer has changed our risk profile. It has just given us more control, a greater ability to design the product to fit into our sales processes; and as a result we've achieved better sales. This is an important and profitable business, which is performing well without having a higher risk profile.



How do you mak the wheels don't



DAVID ROUGH
started work in the city in 1974 for Royal Insurance and moved to Legal & General at the start of 1989 as Head of UK Equities. In 1991 he was appointed to the Legal & General Board as Group Director – Investments, and retired from the Board of Legal & General at the end of 2001. He was Chairman of the Investment Committee of the ABI for 2 years between 2000 and 2002. He is currently a Non-executive Director of Land Securities Group PLC, EMAP plc, BBA Group and Xstrata plc.

DAVID ROUGH: You've been growing this business strongly, how do you make sure the wheels don't fall off?

JAMES CROSBY: With the territory of growth comes a responsibility to ensure it converts into solid earnings. Our strategy demands tight control of costs, stable margins even though we're delivering more to our customers and sound credit quality. Even in tough times we're proving this is the strategy that delivers.

DAVID ROUGH: But what about credit quality, you're not immune from these tough times?

JAMES CROSBY: No we're not. One of our fastest growing areas is mortgages, they're the highest quality assets in banking. Our strategy in other banking products is to offer value and simplicity to customers of our competitors. That really helps business quality, generally it's the better quality customers who move for a current account that pays interest and it's the better quality customers who come to you to transfer the balances on their credit cards.

DAVID ROUGH: The same cannot surely be said of Corporate credit?

JAMES CROSBY: No and as we'd expect in any slowdown our Corporate provisions have risen. Equally, that makes this an opportune time to lend, margins are wider, competition less intense and business propositions are more realistic.

DAVID ROUGH: In terms of your efficient, cheap and cheerful approach to your investment products – in falling equity markets haven't your profits just been blown apart by the halving of equity markets?

JAMES CROSBY: Yes, our investment businesses have been hit by stock markets because the stock market level does drive revenues – it shows through this year again in a significant reduction in profits from our investment businesses because of "fluctuations due to short term investment returns" – of course recovering markets, whenever they happen, will have the opposite effect.

DAVID ROUGH: And will you, like many life companies, be fined for mis-selling of endowments?

JAMES CROSBY: I don't expect so but when you make any comment like that, you always touch wood.

DAVID ROUGH: You appear relaxed about the prospects for the housing market. How are you going to survive or protect yourself in an at best, stagnant market over the next two or three years?

JAMES CROSBY: Whatever deterioration we see in retail credit in the UK, it's likely to be comparatively benign, first because interest rates are so low and likely to stay so and second because we will see only a small increase in unemployment. This underpins retail credit generally but also the housing market.

DAVID ROUGH: Yes, but aren't people just overstretching themselves?

JAMES CROSBY: Mortgage finance is much more affordable today than it has been for years – people are spending 15% of their income on mortgage finance against a long term average of 22%. There's also a real shortage of housing – particularly in the South East! We're just not heading for a significant set back in house prices.

DAVID ROUGH: But what about lending volumes?

JAMES CROSBY: We may have seen a boom in prices but transaction volumes over the last five years have been materially lower than they were in the late 80's; in fact not much above the trend for the last thirty years. The housing market may well be slower in terms of price, but still good in terms of transaction volumes with good credit experience. Quite probably there is as much if not the same opportunity to grow the


HBOS AND FTSE 100 TOTAL SHAREHOLDER RETURN IN 2002
HBOS
FTSE 100
115
110
105
100
95
90
85
80
75
70
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
July-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02


DAVID ROUGH INTERVIEWS JAMES CROSBY. ROUGH'S STYLE IS DIRECT, DISARMING AND CRITICAL.
THE 'ROUGH REPORT' IS INFORMATIVE AND VALUABLE READING FOR ALL HBOS INVESTORS.
THE ROUGH REPORT

Highlights

Profit* £3.06bn up 22%

Assets £355bn up 14%

Customers 22m up 10%

*before tax and exceptional items

Contents

Last year's Annual Report marked the formation of HBOS plc from the merger of Halifax and Bank of Scotland. Its pages were full of ambition, enthusiasm and excitement at the prospects for what we modestly described as "The new force."

I am delighted to report that one year on, HBOS has recorded a 22% rate of profit growth and corresponding underlying earnings per share growth of 18%, the latter held back by our share placing in March.

Last year we signalled our clear intention to fund future growth from our own resources and increase dividend cover to 2.5 times. The Board has therefore decided to recommend a final dividend of 19.6p, bringing the total dividend per share to 29.4p, 5% higher than last year but representing a much smaller proportion of earnings per share.

Everywhere we are showing how genuinely different strategies create competitive advantage and therefore shareholder value. My colleagues in HBOS simply refuse to accept the status quo. So in HBOS you find radical, but invariably simple ideas deployed to win and retain customers; but most of all to do so for the benefit of our shareholders.

In Retail Banking, the seemingly "unique" idea of simple value for money products sold by enthusiastic, well motivated HBOS people has created a powerful momentum in earnings. That enthusiasm for performance and its rewards has its roots in the acceptance that existing customers matter every bit as much as the new customer. And so in Retail we are able to report not only 18% profit growth but market leading results in new mortgages, credit cards and bank accounts; none of which has been achieved at the expense of credit quality and all of which has been delivered from a cost base which rose by only 2%.

Our general insurance business also underlines the power of value and simplicity with an acceleration in growth in customers, policies and profits; in household, repayment and motor insurance. Here, sales growth of 25% pushed profits ahead by 15%.

For the third year running weak equity markets ate away at capital resources and undermined customer confidence in equity based saving. Customers remain cautious and we have to assume that in the foreseeable future the going will be tough. Even so, inspired by exceptional growth in bancassurance, sales of investment products grew 11%. Despite all the doom and gloom our wealth management, broker and bancassurance businesses have bright futures in which we must invest.

In Business Banking customers opening over 42,000 new current accounts have actively chosen higher interest on their current accounts or free business banking forever, both denied them by the traditional players. The investment phase of our SME banking initiatives is now largely behind us and the growth phase upon us, as the new services are rolled out via Halifax branches in England and Wales.

Traditional bankers and fair weather competitors have also been noticeably less active in our core Corporate Banking markets. The fact is that there is business to be done on sound credit quality and higher margins for those who have a focus appropriate to the economic conditions that currently



Chairman's Statement

Our results confirm HBOS's ability to convert volume growth into profitable growth for shareholders



persist. Sticking to those sectors we know best and being prepared to continue supporting long term relationships has delivered good growth, increased returns and profits ahead by 30%, all achieved without any increase in our risk appetite. HBOS is a potent force in the UK Corporate Banking arena precisely because we stick to our knitting!

HBOS Treasury Services has delivered a substantial 37% growth in pre-tax profits. It has done so by extracting benefits from the merger but most of all by carefully exploiting the opportunities open to it merely from providing services to HBOS's businesses and their customers.

Right across HBOS, strong sales, quality lending and good profits growth are the key drivers of something much more important, shareholder value.

The profit potential of the merger, our track record of hitting tight cost targets, the prospect of stable margins and the capital strength so recently reinforced are the criteria that will continue to shape our fortunes in the coming year.

Weaker, or sometimes confusing, economic data has frequently vied with adverse geo-political sentiment and the threat of international instability to depress markets and create uncertainty. We serve our shareholders best in such times by calmly but firmly focusing on what we are good at. We will continue to concentrate on strategies for delivering value. There will be no let up on cost control, no push for the last hurrah of growth that can only be delivered by compromising credit control. We have come too far and have too much in train for shareholders to be oblivious to the realities of difficult market conditions.

As I look forward, it is hard to accept that we shall take HBOS onto another level of achievement without Peter Burt. In 27 years with Bank of Scotland, Peter made major contributions in several senior roles; becoming Chief Executive in 1996, Governor in 2001 and following the merger, Executive Deputy Chairman. Together with Mike Ellis, the Group Finance Director, Peter ensured that merger integration was largely complete before electing to retire in January 2003. His achievements are many, his wit legendary and his contribution to banking appropriately recognised by a knighthood in the New Year's Honours list. We also bid farewell to George Simpson who retired from the Board in 2002. The Board is grateful for his contribution.

We are delighted that Sir Ron Garrick steps up to Deputy Chairman and George Mitchell to Governor of Bank of Scotland. Their combined experience and dedication will be of great assistance to all of us in their new and additional roles.

The Board's thanks go to all HBOS colleagues who have delivered these results. We have placed huge reliance on their energy and commitment and right across the Group the 60,000 people who are our greatest advocates have once again exceeded all our expectations. More than anything else it is their belief in our strategy, our products and our services which will ensure that HBOS's challenge to the established order will be both potent and enduring.

Standards in Corporate Governance have been re-defined in no small measure by Derek Higgs' and Sir Robert Smith's "Revised Combined Code". It is the responsibility of large companies not only to behave properly but to be seen to be behaving properly. For that reason we welcome Derek Higgs' emphasis on "comply or explain". We will therefore embrace the new Combined Code in both letter and spirit.

HBOS is already largely compliant with the changes recommended for the Combined Code, and also Higgs' wider recommendations. Higgs also makes a number of recommendations which we will embrace with alacrity because they will improve our governance. Under this heading fall greater clarification about the workings of the Nominations Committee and further development of our training for Non-executive Directors. On the other hand, on occasion, as Higgs invites us to do, we will choose to explain why we do not believe that compliance will be in the interest of our shareholders.

There is of course the Higgs' recommendation that individuals should not be Chairman of more than one FTSE company. Whilst I will not outstay my welcome or my energy levels at either HBOS or Pearson, where I am also Chairman, both Boards have expressed their enthusiasm for the status quo.



George Mitchell,
Governor, Bank of Scotland

In a departure from the norm in Annual Reports, the Chief Executive's review takes the form of an interview with a market practitioner. David Rough, the recently retired and highly respected former Director of Investments at Legal & General, challenges James Crosby in 'the Rough Report'. It highlights many of the challenges we face and it demonstrates the passion and belief that sustains the view that the "new force" can really achieve a huge amount, for customers and colleagues but most of all for shareholders.

I am delighted that the conclusions point to there being much more to do; life would be dull were that not the case.

Dennis Stevenson
Chairman

+22%

£3,062m profit before tax and exceptional items

+18%

56.1p underlying earnings per share

+14%

£355bn total assets

Highlights
- Profits £1,426m (2001 £1,205m)
- ROE 20.4% (2001 18.8%)
- 29% market share of net mortgage lending
- Estimated 27% of market share of new and switchers bank accounts
- Estimated 21% market share of new credit card accounts



Andy Hornby,
Chief Executive, Retail Banking.


BANK OF SCOTLAND
HALIFAX
Use our hassle free
Switching Service tod

Stirling branch, Scotland. The first purpose built Bank of Scotland and Halifax branch opened in February 2003.

Retail Banking

HBOS Retail Banking has beaten all its published targets in 2002

Delivering for Shareholders and Customers
Our commitment to deliver value, simplicity and transparency to consumers is delivering very good bottom line growth with profits before tax and exceptionals 18% higher at £1,426m and the post tax return on equity increasing from 18.8% to 20.4%. We live by simple rules that start with simple, transparently priced value for money products. We believe it is wrong that existing customers should subsidise more attractive rates reserved for new customers and our proposition is therefore to deliver outstanding products and services to both existing and new customers alike.

That customer proposition is we believe delivered by the most enthusiastic and motivated colleagues in UK Retail Banking today. Being proud to work for HBOS, having great confidence in the products you sell to customers and having fun while you do, make HBOS a very different place to be. And the results delivered through our five consumer brands, once again demonstrate that success is the reward for sticking to simple consumer led virtues.

In 2002 HBOS Retail Banking has beaten all its published targets:

- Net mortgage lending share of 29% (target 25%)
- 1.3m new bank accounts (target 1m)
- 1.2m new credit card accounts (target 1m)
- Bancassurance premium income up 66% (target up 30%)
- Cost growth of 2.3% (target 3%)

This level of performance was delivered by colleagues who are motivated to succeed and rewarded by performance. A combination of an on target outcome, a share based enhancement where part or all of the bonus can be converted to shares and share options sees colleagues amongst the most productive in UK banking today.

The Measures of Success

Mortgage Balances Reach £150bn
Another year of extraordinary growth has seen the five HBOS retail mortgage brands achieve a 29% share of net lending for 2002 against the published target for the year of 25%. Our five mortgage brands; Halifax, Bank of Scotland, the Mortgage Business, Birmingham Midshires and Intelligent Finance are a key strategic advantage in a competitive marketplace, allowing us to trade effectively through all channels across the complete range of mortgage segments. Total gross mortgage lending rose by 42% to £57bn, whilst good retention performance enabled the group to achieve net lending of £23bn. The retail mortgage book now stands at around £150bn of balances including £5bn of securitised assets, an increase of around £23bn over 2001. Halifax was again rated 5-star in the Financial Advisors Annual Awards for Mortgage Providers. The substantial investments made by Halifax in advanced mortgage processing capability continues to provide, we believe, the shortest turnaround times in the industry. These benefits will be rolled out to other HBOS brands during the next 18 months.

Another Million Plus New Bank Accounts
Our market leading current account, combining attractive interest and overdraft rates, backed by aggressive populist marketing, has seen HBOS sustain its attack on the traditional incumbents in the UK banking market. The strong sales performance of 2001 has been maintained with 1.3m new bank accounts in 2002, compared with 1.2m in 2001 and an estimated 27% share of the growing "new and switchers" current account market. Our Automated Account Transfer Service is now used by 17% of all applicants. Customers attracted by decent rates for current accounts have perhaps not surprisingly invested or transferred balances to their HBOS bank accounts which have grown by 35% in the year to £8.9bn. Debit balances have also grown by 17% to £0.8bn.

Exceptional Growth in Consumer Credit
The HBOS credit card business continues to benefit from an extensive multi-branded product range coupled with the broadest distribution base of any UK retail bank (ranging from branches to direct mail and our broad collection of partnership and affinity arrangements). We acquired 1.2m new accounts (1.4m including those acquired through our joint venture partners) in 2002, resulting in an estimated HBOS market share of 21%, ahead of our stated target. Balances have grown strongly in 2002, up 26% to £3.9bn. The year on year growth in unsecured personal loans sales was 31%, with total gross lending up from £3.9bn in 2001 to £5.1bn in 2002. Growth has been driven through effective use of the core Halifax and Bank of Scotland brands together with strong performances from partnership and affinity brands.

The Number One Savings Business
In savings our strong fixed rate portfolio of products, including fixed rate ISAs, and Guaranteed Reserve, helped us to grow savings and banking credit balances by £7.0bn in 2002. This was achieved while record levels of customer deposits were transferred into HBOS long-term savings products, reflecting the strategic value of the Savings and Long Term Savings businesses working closely together. This maintained our position as the number one Savings Institution in the UK. Our commitment to providing outstanding value products has been clearly illustrated in market leading Cash ISAs and 'Best buy' Bank of Scotland IASA's which grew by 33% to £3.7bn in balances in 2002. Our estimated overall market share of Household Sector Liquid Assets has increased to 15.5% in 2002.

On Track for Profits at Intelligent Finance
Intelligent Finance (IF) continues to deliver growth in customer balances and improved financial performance. Strong growth in net interest income was the key factor behind a £29m reduction in losses in the second half of 2002. Customer advances increased by £7bn in 2002 as IF took a UK net mortgage lending share in excess of 8%. Further improvements in income generation, allied to stability in operating costs and the


WHAT IS THIS
LOW RATE?

Howard introduces customers to our products and services online via the 'Howard's Home' microsite.

+42%

£57bn total gross mortgage lending in the year

+26%

£3.9bn credit card balances



Janice Geddes, Banking Advisor and Julie McKenzie, Assistant Manager, Stirling branch.

provisions charge will drive a significant reduction in losses in 2003, enabling IF to meet the commitment to break even by the end of the year.

Our Financial Performance
Profit before tax and exceptionals accelerated to £1,426m with the second half profit performance matching the 18% growth achieved in the first half. Growth in lending balances, improved acquisition spreads and broadly stable margins were the key drivers behind an 11% increase in net interest income to £3,007m, while tight cost control and the delivery of £62m of merger-related synergies restricted growth in operating expenses to 2.3%.

Strong Credit Quality
Overall asset quality improved still further as the year progressed with all lead quality indicators showing either stable or improving trends. Non-performing assets ('NPAs') decreased from 2.14% of total advances to 1.84%, whilst the provisions charge increased by £92m to £373m representing 0.25% (2001 0.22%) of average advances.

Current account credit quality improved with provisions as a proportion of year end advances decreasing from 4.85% in 2001 to 4.65% and non-performing assets declining from 8.0% of year end advances to 6.8% in 2002. Mortgage credit quality also improved, as measured by arrears performance and closing provisions as a percentage of closing advances. Mortgage arrears declined from 1.49% to 1.08% and total mortgage provisions as a percentage of closing advances declined to 0.29% in 2002 compared with 0.32% as at December 2001. In the credit card portfolio, credit quality remains stable with provisions declining as a percentage of balances at the year end to 5.52% from 5.74% in 2001 and NPAs stable at 8.4%. In personal lending, despite the significant growth in new advances, there has been no deterioration in application credit quality, and all early warning indicators remain stable. Provisions as a proportion of year end balances have reduced from 8.26% in 2001 to 7.49% in 2002. Non-performing assets declined from 13.0% of year end balances in 2001 to 11.8% in 2002.

Prospects
Retail Banking has exceeded each of the published targets set for 2002. We have demonstrated that our strategy, based on delivering value, simplicity and transparency to consumers, allied to an intense focus on cost control and asset quality, is driving exceptional growth in both sales and profitability.

2003 is the year when many of our integration initiatives come to fruition, further strengthening our capability to deliver sales and profit growth in 2004 and beyond.

The key deliverables for Retail Banking in 2003 will be:

- to achieve net mortgage lending in excess of HBOS's share of stock
- to confirm our position as the clear No.1 bancassurer in the UK
- to deliver one million new current accounts and one million new credit card accounts
- for Intelligent Finance to break even by the end of the year with average products per customer reaching 2.5, and
- to once again restrict total cost growth to no more than 3%.

Retail Banking
continued

+7.2%

£103.8bn total Retail deposit balances

Financial Performance (including Intelligent Finance)

Profit and Loss Account	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	**3,007**	2,697
Non-interest income	**721**	677
Mortgages & Savings	**609**	510
Banking	**240**	222
Personal Loans	**33**	19
Credit Cards	**151**	124
Other	**47**	43
Fees and commissions receivable	**1,080**	918
Fees and commissions payable	**(348)**	(243)
Profit on sale of investment securities	**–**	5
Other operating income	**(11)**	(3)
Operating income	**3,728**	3,374
Operating expenses*	**(1,956)**	(1,912)
Staff	**(794)**	(731)
Accommodation, repairs and maintenance	**(62)**	(59)
Technology	**(75)**	(86)
Marketing & communication	**(240)**	(263)
Depreciation – Tangible fixed assets	**(55)**	(46)
Other	**(180)**	(184)
Sub total	**(1,406)**	(1,369)
Recharges:		
Technology	**(255)**	(241)
Accommodation	**(133)**	(127)
Other Shared Services	**(162)**	(175)
Operating profit before provisions*	**1,772**	1,462
Provisions for bad & doubtful debts		
Specific	**(360)**	(266)
General	**(13)**	(15)
Share of profits of associates and joint ventures	**27**	24
Profit before tax *	**1,426**	1,205
Net interest margin	**2.04%**	2.15%
Net interest spread	**1.89%**	2.01%
Cost:income ratio*	**52.5%**	56.7%
Post tax return on equity*	**20.4%**	18.8%

* Excluding exceptional items.

The key movements in net interest margin are as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended 31 December 2001	215
Add:	
Credit Cards	**3**
Consumer Finance	**2**
Banking	**1**
Capital Earnings	**1**
Less:	
Intelligent Finance	**(5)**
Wholesale Funding	**(6)**
Mortgages	**(3)**
Savings	**(4)**
Net interest margin for the year ended 31 December 2002	**204**

Balance Sheet and Asset Quality	As at 31.12.02	As at 31.12.01
Loans & Advances to Customers**	**£157.9bn**	£135.4bn
Bad Debt Provisions	**£m**	£m
Specific	**855**	778
General	**312**	301
Total	**1,167**	1,079
Provisions as % of Advances	**0.74%**	0.80%
Gross Loans & Advances to Customers**	**£159.1bn**	£136.5bn
	%	%
Classification of advances**:		
Home mortgages	**91**	92
Other personal lending:		
Secured	**1**	1
Unsecured	**4**	4
Credit cards	**3**	2
Banking	**1**	1
Total	**100**	100
Interest in suspense	**£70m**	£63m
Non-Performing Assets	**£2,899m**	£2,897m
Total Risk Weighted Assets	**£90.0bn**	£77.7bn
Total Customer Deposits	**£103.8bn**	£96.8bn

** After securitisation of £5.0bn (2001 £1.5bn) of mortgage assets.

Intelligent Finance

Profit and Loss Account	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Net interest income	**35**	(22)
Non-interest income	**(6)**	(2)
Operating income	**29**	(24)
Operating expenses	**(148)**	(118)
Operating loss before provisions	**(119)**	(142)
Provisions for bad & doubtful debts		
Specific	**(25)**	(10)
General	**(3)**	(2)
Loss before tax	**(147)**	(154)
Total Lending to Customers	**£12.4bn**	£5.4bn
Total Customer Deposits	**£3.3bn**	£2.2bn
Total Risk Weighted Assets	**£6.7bn**	£2.8bn


online

We are introducing new initiatives such as online kiosks to advise customers on our products and services.

Highlights

- Profits £589m (2001 £472m)
- ROE 16.7% (2001 16.0%)
- Strong growth in Insurance policies and premiums
- Investment sales up in difficult year
- Insight Investment Management launched



Phil Hodkinson,
Chief Executive, Insurance & Investment.



David MacKechnie, Personal Financial Advisor.

Insurance & Investment

Sales in the second half of 2002 exceeded the strong performances of the first half

Insurance & Investment

The benefits of the HBOS multi-channel/multi-brand distribution strategy were evident in 2002 with general insurance sales up by 25% and total investment sales up by 11% despite tough trading conditions. Moreover, in both cases, sales in the second half of 2002 exceeded the strong performances of the first half year, underlining the diversity and resilience of these businesses.

Profit before tax and exceptionals advanced by 25% to £589m, profits in both the insurance and investment businesses making good progress.

Operational Performance

Insurance Business

Sales of insurance business increased 25% to £1,334m gross written premiums in 2002, good progress being made on all major product lines.

Insurance Sales

	Gross Written Premiums		Number of In-force Policies	
	2002 £m	2001* £m	**31.12.02 000's**	31.12.01* 000's
Household	**374**	341	**2,319**	2,086
Repayment	**799**	631	**3,394**	2,734
Motor	**125**	70	**443**	236
Other	**36**	22	**842**	455
Total	**1,334**	1,064	**6,998**	5,511

* 2001 figures have been restated to include 3rd party repayment business and to report legal protection policies sold in combination with other products in the "Other" category.

Household

Sales of household insurance under the Halifax, Intelligent Finance, esure and Sainsbury's Bank brands increased by 10% to £374m in 2002 largely as a result of increased mortgage lending and improved cross-selling performance. In addition, the launch of a new freestanding household insurance product sold via bank and estate agency branches, via a new 200-seat call centre in Leeds and via the internet, proved very successful. Almost 1 in 10 of all households in the UK are today covered by household policies arranged by ourselves.

Repayment

Sales of repayment insurance under the Halifax and third party brands increased by 27% to £799m during 2002 as a result of increased personal loan and credit card volumes. Repayment insurance provides customers with valuable protection in the event of accident, sickness or unemployment. It also helps protect the quality of these assets on HBOS's balance sheet. From the middle of 2003, all repayment insurance offered to Group customers will be underwritten by Halifax Insurance Ireland and all third party business will be underwritten by St. Andrew's Insurance.

Motor

Sales of motor insurance underwritten by esure under the esure, Halifax and Sainsbury's Bank brands increased by 79% to £125m in 2002 as very good progress continues to be made since esure's launch in 2001. Particularly pleasing is the growing public awareness of the esure brand, which is attracting greater sales not only via the telephone but also increasingly via the internet.

Other

In addition to legal protection policies sold in combination with other products, the main business lines under this heading are annual travel insurance, underwritten by St. Andrew's Insurance and launched in February 2002, and Bank of Scotland Business Insurance, which was launched in October, providing commercial insurance brokerage services to Business Banking customers.



Douglas Ferrans, Chief Executive, David Norman, Managing Director – Retail and Ingrid Inverson, Head of Emerging Market Debt – all of Insight Investment Management.

Investment Business

Sales of investment business increased by 11% to £1,222m in 2002 as measured by effective premium income (EPI) and total new premiums increased by 14% to £8,887m, again underlining the growth credentials of these businesses in the face of tough trading conditions. Particularly impressive, despite the progressively worsening investment conditions during 2002, was an 8% increase in sales in the second half of 2002 relative to the first half.

Total UK investment sales grew by 12% to £1,095m in 2002. Based on the new business figures declared to date by other major companies, we believe that HBOS has maintained its current position as the third largest life, pensions and investment provider to the UK market.

Investment Sales

£m	**2002 Single**	**2002 Annual**	**2002 Total**	**2002 EPI***	2001 Single	2001 Annual	2001 Total	2001 EPI*
Life	**5,239**	**91**	**5,330**	**615**	5,118	86	5,204	598
Pensions	**2,049**	**262**	**2,311**	**467**	1,195	254	1,449	373
CIS	**1,228**	**18**	**1,246**	**140**	1,115	21	1,136	133
Total	**8,516**	**371**	**8,887**	**1,222**	7,428	361	7,789	1,104
Intermediary	**3,399**	**221**	**3,620**	**561**	3,724	221	3,945	593
Bancassurance	**4,071**	**100**	**4,171**	**507**	2,365	70	2,435	306
Wealth management	**1,046**	**50**	**1,096**	**154**	1,339	70	1,409	205
Total	**8,516**	**371**	**8,887**	**1,222**	7,428	361	7,789	1,104

* Effective premium income is annual premiums plus 10% of single premiums.

25%

growth in general insurance sales

11%

growth in investment sales

Bancassurance
Sales of investment business, distributed via Halifax Personal Financial Advisers (PFA), the Bank of Scotland Investment Service (BOSIS) and Direct Offer, increased by 66% to £507m during 2002, confirming our view that HBOS is now the UK's largest bancassurer by market share. This excellent growth builds on similarly strong performances in the two previous years and underlines the success of our customer champion strategy of offering simple, transparent, value for money products:

- The number of in-branch PFAs rose by 114 to 801 at 31 December 2002 and annualised productivity improved to £296,000 EPI per adviser.
- The 249 BOSIS advisers delivered annualised productivity of £483,000 EPI per adviser, with roughly three quarters of sales being new investments.
- Sales quality was once again maintained at a high level and the average case size was increased.

The performance of our bancassurance business in the face of tough trading conditions, especially in the second half of 2002, highlights that we are progressively leveraging HBOS's strong savings franchise and, at the same time, increasingly attracting higher net worth investors.

Intermediary
As reported at the half year, Clerical Medical's strategy is to leverage its strong intermediary franchise by pricing with profit products for improved returns and by increasing sales of other product lines thus improving both profitability and capital efficiency. Even though with profit product sales fell by 21% as a consequence (now accounting for only 43% of UK intermediary business), sales of other UK products and in Europe increased, and total intermediary sales fell by only 5% to £561m EPI in 2002 following the strong performance in 2001 when sales grew by 68%. As a result of this strategy, new business profits from the intermediary channel increased in the year.

At the same time, existing policyholders continue to benefit from Clerical Medical's comparative financial strength. In addition to the £500m of capital allocated to the business at the start of 2003, the free asset ratio before this allocation was estimated to be 7.1% as at 31 December 2002 (11.5% at 31 December 2001) expressed as a percentage of total liabilities, excluding implicit items and before deduction of the minimum solvency margin. Clerical Medical's insurer financial strength rating was also recently re-affirmed as "AA" by Standard & Poor's and the with profit fund (invested 48% equities, 12% property, and the balance cash and fixed interest at year end) produced an overall negative return of only 8.3% during 2002 compared to a 24% fall in the FTSE 100. This display of financial strength to both customers and shareholders reinforces Clerical Medical's determination to remain as one of only a few leading UK intermediary businesses.

Wealth Management
Sales at St. James's Place Capital (SJPC) were down 25% to £154m in 2002 as a result of the adverse impact of stock markets on the confidence of higher net worth investors. Partner numbers decreased by 20 to 1,101 as potential recruits await the outcome of the polarisation reforms and SJPC pursued its policy of only retaining Partners likely to be profitable in the medium term. The diversification of non-investment wealth management services continued with fees increasing by 134% to £11.7m in 2002, most notable being the success of St. James's Place Bank, run by Intelligent Finance.

The breadth of products and services now available to Partners, together with the strong multi-manager investment performance track record, makes SJPC an attractive place for financial advisers considering their futures as a result of de-polarisation. These factors bode well for the prospects of the business as markets recover and as the regulatory changes take effect.

Asset Management
During 2002, the asset management business was re-branded as Insight Investment, new talent was added to the investment management team and a new range of products was launched. The objective of these moves is to establish Insight as a separate investment house for specialist intermediaries and the institutional market.

As a result of falling markets, funds under management reduced by 13% to £57bn at 31 December 2002. The acquisition of Rothschild Asset Management in January 2003, with £11bn under management, will accelerate Insight's ambition to become a top player in the institutional fixed income market. Total institutional funds now exceed £35bn.

Total Group assets under management, including assets managed by St. James's Place, were £64bn at 31 December 2002 compared to £70bn the previous year. 2002 proved to be another good year for short term performance with 63% of funds above median. The long term track record is as follows:

% Funds Above Median

	3 Years	5 Years
Life	60%	78%
Pension	78%	88%
Collective Investments	61%	67%
All funds	64%	74%


LEARN
Colleagues at our General Insurance Sales Centre in Lovell Park, Leeds, using their training and development area.

Insurance & Investment continued

7m

insurance policies in-force, increased by **27%**

Financial Performance
Profit before tax and exceptionals advanced by 25% to £589m, profits for the investment businesses being restated to take full account of stock market movements on an unsmoothed basis in the year in keeping with other UK bancassurers.

Profit and Loss Account (Insurance & Investment)	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	50	18
Non-interest income*	831	733
Income from long term assurance business	233	123
General insurance premium income	320	265
OEIC/Unit trust management income	50	71
Fund management income	36	26
Other fees and commissions receivable	352	367
Fees and commissions payable	(166)	(135)
Other operating income	6	16
Operating income*	881	751
Operating expenses*	(196)	(194)
Staff	(72)	(58)
Accommodation, repairs and maintenance	(13)	(12)
Technology	(4)	(1)
Marketing & communication	(17)	(12)
Depreciation – Tangible fixed assets	(6)	(3)
Other	(40)	(60)
Sub total	(152)	(146)
Recharges:		
Technology	(20)	(14)
Accommodation	(4)	(3)
Other Shared Services	(20)	(31)
General insurance claims payable	(79)	(68)
Amounts written off fixed asset investments	(4)	(3)
Operating profit*	602	486
Share of profits of associates and joint ventures	(13)	(14)
Profit before tax*	589	472
Post tax return on equity**	16.7%	16.0%

* Excluding exceptional items.

** Before exceptional items and after adjusting for the impact of short-term fluctuations in investment returns and changes to economic assumptions.


Insight
INVESTMENT
Alan Denholm, Institutional CIO Co-Head of Equities.

As announced in December 2002, HBOS has adopted the now more generally accepted approach to embedded value reporting for its long term assurance business by using unsmoothed asset values as the basis for projecting future cashflows rather than smoothed values. The profit and loss account for the year ended 31 December 2001 has been restated and a comparison of the revised and previous reporting bases is shown below. The economic assumptions used for each set of results are set out in the "embedded value basis" section overleaf.

Reporting Basis Comparison

Profit Before Tax	2002 £m	2001 £m
Previous reporting basis	736	792
Adjustment from smoothed to unsmoothed asset values	(203)	(320)
Change to economic assumptions linked to accounting policy change	56	–
Revised reporting basis	589	472

Insurance Business
Reported profit before tax from the Insurance Business increased by 15% to £400m in 2002 as the business continues to perform exceptionally well, primarily as a result of mortgage, loan and credit card growth in Retail Banking. Overall operating income for the Insurance Business grew by 12% to £568m, whilst expenses incurred grew by only 1% to £76m. Loss ratios on underwritten business remained stable throughout the year. In only its second year of trading, esure continues to make good progress towards a targeted breakeven position in 2004.

Profit and Loss Account (Insurance Business)	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	22	12
Non-interest income	546	493
Income from long term assurance business	63	38
General insurance premium income	320	265
Other fees and commissions receivable	317	310
Fees and commissions payable	(156)	(127)
Other operating income	2	7
Operating income	568	505
Operating expenses*	(76)	(75)
General insurance claims payable	(79)	(68)
Operating profit*	413	362
Share of profits of associates and joint ventures	(13)	(14)
Profit before tax*	400	348

* Excluding exceptional items.

Investment Business
Reported profit before tax for the Investment Business increased by 52% to £189m on the revised (i.e. unsmoothed) basis.

Profit and Loss Account (Investment Business)	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	28	6
Non-interest income*	285	240
Income from long term assurance business*	170	85
OEIC/Unit trust management income	50	71
Fund management income	36	26
Other fees and commissions receivable	35	57
Fees and commissions payable	(10)	(8)
Other operating income	4	9
Operating income*	313	246
Operating expenses*	(120)	(119)
Amounts written off fixed asset investments	(4)	(3)
Profit before tax*	189	124

* Excluding exceptional items.

UK's third largest life, pensions and investment group

The underlying performance of the Investment Business was, however, dwarfed by the impact of short term fluctuations in investment returns. Profit based on long term assumptions, calculated by eliminating the impact of short term fluctuations in investment returns and changes to economic assumptions, increased by 32% to £511m in 2002.

Investment Business Profits Based on Long Term Assumptions

	2002 £m	2001 £m
Reported profit before tax	**189**	124
Effect of short term fluctuations in investment returns	**412**	324
Changes to economic assumptions	**(90)**	(60)
Profit based on long term assumptions	**511**	388

The key drivers behind this performance improvement were strong sales growth in recent years which has helped reduce unit costs, improved new business product mix and favourable retention experience, relative to our embedded value basis. Dampening performance was a sharp fall in profits reported by St. James's Place, mainly due to £72m of losses in its non-core investments in LAHC and Nascent.

Long Term Assurance Business

As in previous years, we have reported the income from long term assurance business using the embedded value methodology in keeping with other major UK banks. Insurance groups, on the other hand, use the "Modified Statutory Solvency Basis" as their primary profit reporting basis whilst at the same time typically providing supplementary information using embedded values or achieved profits. The following sections give more information about our results on each basis.

Embedded Value Profits

The main sources of income from long term assurance business on the revised (i.e. unsmoothed) embedded value reporting basis are set out below. The majority of the income arises in the core Investment Business, but part also arises in the Insurance Business where life assurance is offered as an integral part of repayment insurance.

Sources of Income from Long Term Assurance Business

	Year ended 31.12.02 £m	Year ended 31.12.01* Restated £m
Contribution from Existing Business	**366**	281
Contribution from New Business	**120**	55
Investment Earnings using long term assumptions	**69**	51
Changes to economic assumptions	**90**	60
Short term fluctuations in investment earnings	**(412)**	(324)
Income from long term assurance business before tax*	**233**	123
Comprising:		
Investment Business	**170**	85
Insurance Business	**63**	38

* Excluding exceptional items.

The embedded value of long term assurance business at 31 December 2002 was £3,544m (2001: £3,065m) of which 51% was shareholder funds and the balance was the value of in-force business.

Embedded Value Basis

The economic assumptions used in the calculation of the embedded values on both the revised and the previous reporting bases are set out below. The reduction in discount rate from 9.4% to 9.0% in the previous reporting basis reflects our original intention to move the basis progressively over time closer towards that used by other UK bancassurers. As announced in December, as part of the accounting policy change, on the revised reporting basis we moved the discount rate further from 9.0% to 8.5%. All other aspects of the basis remain unchanged.

Economic Assumptions

	Revised Basis		Previous Basis	
	Year ended 31.12.02 %	Year ended 31.12.01 %	**Year ended 31.12.02 %**	Year ended 31.12.01 %
Discount rate (net of tax)	**8.5**	9.4	**9.0**	9.4
Equity return (net of tax credits)	**7.5**	7.5	**7.5**	7.5
Gilt return (gross of tax)	**5.0**	5.0	**5.0**	5.0
Expense inflation	**3.0**	3.0	**3.0**	3.0

Modified Statutory Solvency Basis

As the name suggests, profits calculated using the modified statutory solvency basis ('MSSB') use the same long term assumptions as required to assess regulatory solvency but with certain prescribed accounting adjustments, e.g. the deferral of acquisition expenses. Because of the conservative nature of the current solvency regulations, a major failing of MSSB is that new business is normally reported as a loss in the year of sale. This depresses the MSSB result for businesses enjoying healthy sales growth and therefore does not accurately reflect the value of such new business.

The consolidated MSSB result for our long term assurance business compared to the revised embedded value reporting basis is set out below.

Reporting Basis Comparison for Long Term Assurance Business

	2002 £m	2001 £m
Income reported on modified statutory solvency basis before tax	**(133)**	(163)
Income reported on revised embedded value basis before tax	**233**	123

New Business Profitability

Because of the passive approach to economic and experience assumptions adopted under the embedded value reporting basis, the contribution of new investment business to reported profits in the year of sale does not reflect the full lifetime value attributable to such

Insurance & Investment
continued

Almost **1 in 10**

of all UK households are covered by one of our household policies

new business. To gauge the impact of this and to aid comparison with competitors, we have again calculated new business profitability on an achieved profits basis using a discount rate of 8% per annum and active experience and expense assumptions.

On the achieved profits basis, new business profitability for our Investment Business increased to 22% of effective premium income (EPI = annual premiums plus 10% of single premiums) in 2002 thus moving us further towards our target of 25% of EPI within 3 years. The split of new business profitability by distribution channel is shown below, the key movements being in the main attributable to changes in product mix rather than changes to product prices or underlying margins.

New Business Profitability

	2002 EPI £m	**2002 %EPI**	2001 EPI £m	2001 %EPI
Intermediary	**561**	**15**	593	11
Bancassurance	**507**	**24**	306	31
Wealth Management	**154**	**41**	205	35
Total	**1,222**	**22**	1,104	21

Return on Equity
The post tax Return on Equity (ROE) achieved by the Insurance & Investment Division in 2002 was 16.7% (2001: 16.0%) before exceptional items and after adjusting for the impact of short term fluctuations in investment returns and changes to economic assumptions.

Whilst this result contributes to that of HBOS as a whole and indicates a healthy contribution from the Insurance & Investment Division towards shareholder value creation and the Group target ROE, it is, in our view, of limited value in gauging the returns from specific businesses within the Division:

- In respect of long term assurance business, profits and equity are calculated using the embedded value methodology based on an assumed long term discount rate. All things being equal, ROE calculated in this way will trend over time towards the discount rate thus defeating its value as a measure of performance.



Rachel Crossley, Director, Investor Responsibility at Insight Investment Management.

A more reliable measure, especially for pricing new business, is Internal Rate of Return (IRR). This is calculated using projected cash flows and specifically allows for the equity capital required to support sales. It therefore avoids the pitfalls of the embedded value methodology. The IRR for new business in 2002 was 17% p.a. after tax.

- Within the Insurance Business, household insurance is underwritten by Royal & Sun Alliance and hence requires virtually no HBOS equity in support. Whilst this is capital efficient, it does nonetheless mean that ROE is not a helpful measure for this line of business.

Prospects
The outlook for our insurance and bancassurance businesses continues to be encouraging. The momentum of these businesses, linked as they are to the growth of HBOS's core retail banking business, is evident from their performance in 2002. Their prospects are likely to be further advanced by the industry-wide regulatory reforms currently underway.

In the intermediary market, Clerical Medical has embarked on a strategic course that only a few other large IFA offices can match. New business profitability is on a sound footing and whilst in the near term competitors may win business at the expense of profitability, in the medium term Clerical Medical's approach is likely to generate greater returns for shareholders. The establishment of a shared service organisation to support our life and pensions business processing, utilising the market leading platform acquired from The Equitable in 2001, is progressing well.

In the event of a market recovery optimism about the prospects of recovery at SJPC as polarisation reforms come through, is well founded. The fortunes of Insight Investment are similarly linked in the near term to the market but are protected longer term, in part, by an increasing reputation for fixed income management.

Market conditions in the early part of 2003 could hardly be tougher, but right across our insurance and investment businesses we have the brands, distribution, customers and scale to provide maximum advantage for our shareholders.

Insight Investment Management's objective is to achieve £100bn of funds under management within 4 years

Highlights

- Profit £307m (2001 £306m)
- ROE 15.4% (2001 16.4%)
- 23% increase in advances to £23.2bn
- NPAs as a % of advances falls to 2.21% (2001 2.72%)
- Total UK business customer numbers up by 73,000 to 273,000



Colin Matthew,
Chief Executive, Business Banking.


66
BURGER KING
BURGER KING

Salim Jan Mohamad, a Business Banking customer and Burger King franchisee.

Business Banking

The sales momentum across our business has delivered strong lending growth of 23%

A Year of Achievement
The last twelve months have seen notable achievements recorded for Bank of Scotland Business Banking, culminating in the Business Finance Awards when Business Banking gained awards for "Business Bank of the Year" and "On-line Provider of the Year". This crowned a year when we made significant progress towards our key goal of challenging the way that business banking is provided in the UK.

Financially, we have made good progress in a year where the key focus has been on investment, including recruitment and infrastructure expansion in England and Wales. The sales momentum across our businesses, including our attack on the traditional providers of SME products, has seen lending growth of 23%.

Growth in deposits has been robust, at 15%. Operating income rose 17% to £1.2bn and profit before tax and exceptional items was £307m including £25m profit on the disposal of our merchant services business (against £306m in 2001).

This is a creditable result when seen against a background not only of significant investment, but also the ground-breaking introduction of credit interest on all current accounts.

Challenging the Face of Business Banking
Our strategy is to continue to challenge the established view of business banking. Our track record of innovation produced interest bearing current accounts and free banking forever even before the Competition Commission forced our competitors to do the same. And whilst other banks are reluctantly providing the minimum required under the Competition Commission report, we continue to go beyond what is required, with innovations such as free cash-in-transit service and a commercial offset mortgage.

The strength of our proposition was highlighted by our award-winning 'Money Man' advertisements, which challenged businesses to contrast the Bank of Scotland approach with the excess profit other banks were making from them.

At the start of the year we began to work with the Halifax branch network to offer ground-breaking products, such as the interest bearing current account and free banking forever. By the end of the year, 42,000 new customers had agreed with us that this was the best offering on the market. Overall, our total business customers in the UK increased by 36% to 273,000.

During the year we completed one of the most ambitious recruitment programmes ever seen in the industry. Over 1,500 people with wide experience of the finance business decided to join us in sales, relationship management and customer services. The level of business generated by our new business teams on a face-to-face basis grew significantly ahead of plan. We have seen strong growth across many of our key markets, including asset finance and our thriving businesses in Ireland and Australia.

We have gained a wide variety of customers from other banks over the last twelve months. Our approach is to offer flexibility to customers and transparency of choice in their banking arrangements. Our distribution strategy provides for internet and telephone banking, through the Direct Business Bank, including professional banking advice. It also now provides business servicing through around 90 branches in England and Wales and 263 in our traditional heartland of Scotland. We are currently strengthening our presence in Scotland, with 165 additional business managers being placed within local communities. These will complement the 235 people already providing advice and support in business relationship roles in Scotland.



Robert Hare accepting the 'Business Bank of the Year' and 'On-line Provider of the Year' awards at the Business Finance Gala Awards, 2002.

Laying the Foundations for Growth
We comfortably beat our target of opening in excess of 70,000 new customer accounts and increased total advances to £23.2bn, with significant lending in Motor, Property Investment and Hotels and Restaurants.

In a highly competitive market Motor Finance provided nearly £2bn of new lending, and achieved a market share around 13% with over 540,000 customers, an increase of 11% over last year. In addition fleet growth of 12% was recorded by our market-leading contract hire businesses and including our Lex Vehicle Leasing and RFS joint ventures this now gives us a fleet of 170,000 vehicles, the largest in the UK.

Whilst residual values across the industry have dropped lower than anticipated, impacting negatively on our results, recent trends indicate a more stable market.

Our overseas operations now account for 22% of profit before tax. Following the integration of our two businesses in Ireland, lending growth of 26% was achieved and we are continuing to make good progress towards our goal of becoming the number one business bank in Ireland. In Australia we have generated strong earnings from fees and commissions. Total growth in overseas deposits was 38%.

On top of the successes of the last twelve months, our investment in people and infrastructure is designed to provide a springboard for growth in 2003. In addition to our recruitment of over 1,500 banking professionals, we also have an infrastructure in the UK to support dramatic increases in business, through branch, telephone, internet, intermediary and face-to-face channels.

Investment in a series of key strategic IT systems has also strengthened our capability, not only to process transactions and credit applications faster than ever and handle higher customer volumes, but also to dramatically reduce our time-to-market for new products.

Working Together to Reach More Customers Than Ever
The basis of our expansion in England and Wales is our partnership with the Halifax

+23%

£23.2bn total lending to business customers

13%

market share with over **540,000** Motor Finance customers

branded branch network. We have a presence in around 90 locations with plans for this to increase, and the Direct Business Bank has benefited from the enormous number of referrals generated through the branch network, from which 1 out of every 2 becomes a customer.

We are currently ahead of target for delivery of synergy benefits arising from the merger between Bank of Scotland and Halifax. Recruitment of the staff for expansion into England & Wales is completed, the cost base is stable and revenue streams are increasing. Overall synergy performance is 32% better than expected.

Financial Performance
In a year of planned investment, profit before tax and exceptionals was £307m representing 10% of the Group's profits.

Operating income grew strongly in the year, up 17% to £1,204m driven by business from both new and existing customers. Net interest income rose by 14% to £628m and customer advances rose 23% to £23.2bn. Non-interest income rose by 21% to £576m.

Our operating expenses excluding operating lease depreciation grew by 25% as we invested in significant additional people and resources and expanded our presence into around 90 locations throughout England and Wales.

Notwithstanding the variable economic climate, asset quality remains sound. The total provision charge as a percentage of average customer lending was 0.70% compared to 0.69% for 2001. Non Performing Assets as a percentage of total lending have reduced substantially from 2.72% to 2.21%. We continue to have a well spread portfolio of advances, and significant exposures are regularly reviewed.

Margins were impacted in the second half of the year by asset mix considerations. Consequently, the margin declined by 11bps in the second half but overall for the year margins were stable at 3.04%.

Deposit growth in the year has been strong at 15%, increasing from £10.7bn to £12.3bn which reflects our sustained focus on this part of the funding mix. Dedicated teams are in place in all key new business areas to support the acquisition and growth of deposits to ensure a healthy self-funding ratio.



Kim Collins is our 1,000th Business Banking recruit in 2002.

Our results have delivered a post tax return on equity of 15.4% (2001 16.4%) which reflects the impact of the strategic investment in the expansion into England and Wales.

Ready to Do Business
With our innovative proposition and focus on giving genuine benefit to all our customers, we have already broken the mould of business banking. The investment in people and infrastructure that we have made in the last year gives us the platform to generate growth on a scale never seen before in these markets.

We will continue to reap the benefits of our partnership with the Halifax Retail branch network. We will both grow our market share and improve the deal that businesses get from their bank. We will continue to recruit the best people in the industry. In all our business units and our overseas operations we seek to continue the growth in performance already seen, whilst at the same time containing cost growth to produce progressive reductions in our cost:income ratio.

In challenging the face of business banking, we will bring significant benefits to both customers and shareholders.

Business Banking continued

UK No1

in Contract Hire and Vehicle Management, with over **170,000** vehicles

Financial Performance

Profit and Loss Account	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	**628**	550
Non-interest income	**576**	476
Business Centres	**136**	116
Asset Finance	**47**	30
Motor Finance	**39**	39
Other	**43**	36
Fees and commission receivable	**265**	221
Fees and commissions payable	**(119)**	(110)
Operating lease rental income	**412**	338
Profit on sale of investment securities	**7**	11
Other	**11**	16
Operating income	**1,204**	1,026
Operating expenses*	**(789)**	(614)
Staff	**(245)**	(198)
Accommodation, repairs and maintenance	**(26)**	(20)
Technology	**(22)**	(28)
Marketing & communication	**(23)**	(19)
Depreciation:		
Tangible fixed assets	**(20)**	(17)
Operating lease assets	**(274)**	(201)
Other	**(85)**	(51)
Sub total	**(695)**	(534)
Recharges:		
Technology	**(51)**	(32)
Accommodation	**(8)**	(2)
Other Shared Services	**(35)**	(46)
Operating profit before provisions*	**415**	412
Provisions for bad & doubtful debts		
Specific	**(135)**	(119)
General	**(12)**	(6)
Amounts written off fixed asset investments	**(6)**	–
Share of profits of associates and joint ventures	**20**	19
Profit on disposal of business	**25**	–
Profit before tax*	**307**	306

	Year ended 31.12.02	Year ended 31.12.01
Net interest margin	**3.04%**	3.04%
Net interest spread	**2.67%**	2.56%
Bad debt charge as a % of average advances	**0.70%**	0.69%
Cost:income ratio**	**55.7%**	50.0%
Post tax return on equity*	**15.4%**	16.4%

* Excluding exceptional items.
** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

Balance Sheet and Asset Quality	As at 31.12.02	As at 31.12.01
Loans & Advances to Customers	**£23.2bn**	£18.9bn
Bad Debt Provisions		
Specific	**£195m**	£201m
General	**£148m**	£134m
Total	**£343m**	£335m
Provisions as a % of advances	**1.48%**	1.77%
Gross Loans and Advances to Customers	**£23.5bn**	£19.2bn
	%	%
Classification of advances		
Agriculture, forestry and fishing	**3**	3
Energy	**–**	1
Manufacturing industry	**9**	10
Construction and property	**21**	17
Hotels, restaurants and wholesale and retail trade	**17**	15
Transport, storage and communication	**4**	3
Financial	**12**	13
Other services	**22**	26
Other lending – Motor Finance	**10**	9
Overseas Residents	**2**	3
Total	**100**	100
Non Performing Assets (NPAs)	**£513m**	£515m
Interest in suspense	**£44m**	£38m
NPAs as a % of closing advances	**2.21%**	2.72%
Provisions including interest in suspense as a % of NPAs	**75%**	72%
Total Risk Weighted Assets	**£26.7bn**	£21.5bn
Total Customer Deposits	**£12.3bn**	£10.7bn

Winning the award for "Business Bank of the Year" crowned a year when we made significant in-roads in our key goal of challenging the way that business banking is provided in the UK

Highlights
- Profits £681m (2001 £523m)
- ROE 19.4% (2001 17.8%)
- 25% increase in drawn advances to £44.1bn
- NPAs as a % of advances falls to 1.61% (2001 1.69%)



George Mitchell
Chief Executive, Corporate Banking.


TOPSHOP

Our Corporate Banking team was responsible for funding Philip Green in his bid for the Arcadia Group.

Corporate Banking

Controlled growth, improved efficiency and a dedicated focus on credit quality have delivered a 30% increase in profits

Strong Franchise
The markets in which Corporate Banking operates are large and diverse and have the potential to deliver strong sustainable growth. We provide a range of products and services, predominantly to an ever-growing number of mid-market corporates, principally in the United Kingdom, but also in appropriate overseas markets.

Our franchise now includes carefully targeted profitable activities in Europe, North America and Australia. Overall we operate from 22 Corporate Banking locations in the UK and following the opening of our latest offices in Madrid, a further 13 overseas. We believe there are real opportunities to expand selectively elsewhere in Europe and also in the North American and Australian marketplaces where we have an established presence and a proven track record.

We continue to lead the market in many areas. Our Structured Finance, Integrated Finance and Joint Venture offerings, often incorporating a "one stop" mix of mezzanine and equity in addition to traditional senior debt and working capital, continue to attract significant new volumes of business whilst at the same time optimising return on capital.

In the public/private partnership arena, we continue to work with the Government in the provision of a social and economic infrastructure. We are proud to have helped deliver over 160,000 new school places and over 7,000 new hospital beds.

We continue to challenge, consolidate and redesign our back office operations to improve customer service, increase cross-sales and drive down costs. Central to this is the ongoing rollout and development of best of breed systems solutions. 2002 saw the successful introduction of Core Banking System, our new real-time relationship banking system, whilst 2003 will see the delivery of our enhanced internet-enabled electronic banking platform.

Our Performance
Corporate Banking's proven ability to create innovative, customised and added value solutions, which help build and sustain long-term profitable relationships, through good times and bad, continues to deliver impressive results. Controlled growth, increased returns, improved efficiency and a dedicated focus on credit quality, have resulted in a profit before tax and exceptionals up 30% on the prior year, notwithstanding a challenging economic backdrop.

Focusing on Returns
We are not a follower of fashion, and continue to turn aside significant volumes of business, which do not meet our strict quality and return criteria. We do not however adopt a retrenchment strategy in a harder economic climate as our experience shows that when the economy slows it is often a very good time to lend.

In such climates deal structures are less aggressive, management projections are more realistic and asset values are generally more subdued. In addition, fair weather competition has conversely retrenched and returns are therefore higher.

Drawn advances in 2002 increased by 25% to £44.1bn whilst total Risk Weighted Assets increased by 30% to £53.5bn. Growth in the second half was positively impacted by a number of high value, high profile transactions, including the public to private transactions involving Green Property Company plc and Arcadia plc and the acquisition of Littlewoods plc by L.W. Investments.

The scale of these transactions was outside the reach of either Bank of Scotland or Halifax as stand alone banks prior to the merger. As such they are clear evidence of the value the enlarged Corporate Banking Division is generating as part of HBOS. The strategy of syndicating deals of this type will see a significant sell down of these large deals in early 2003.

Like for like asset growth, taking into account the timing impact of such syndication, was 22%, a significant and targeted reduction from the levels seen in 2001. As we move up the value chain post-merger, we continue to invest in and develop our loan distribution and syndication capabilities to support our activities in this area.

Credit Quality
Against an uncertain economic backdrop, our overall credit quality has remained stable, albeit certain sectors are clearly suffering more than others. Our specialised teams, dedicated to working proactively with those customers experiencing problems, continue to help mitigate the impact of non-performing assets, which have reduced from 1.69%, in 2001 to 1.61% in 2002.

We are committed to improving all aspects of our risk management. All individual credits are reviewed on an ongoing basis, whilst we also undertake regular research into, and reviews of, business sectors as part of our credit underwriting processes. We operate a sectoral "traffic light" system where our risk appetite across 90 different sectors is re-assessed and updated on a monthly basis. A higher level of lending sign-off is required for those sectors that are flagged as red where from time to time we consider the credit risk to have increased.

Our largest overall concentration is to construction and property which represents over 30% of our advances. This comprises ten different and very distinct sectors with differing risk profiles such as property investment, property development and residential backed lending, including Housing Associations. Each of these can itself be further divided into various sub-sectors such as retail, office and industrial. We have a clearly defined policy as to the type and quality of transaction we will consider under each heading. Our office related property development exposure to the Greater London market amounts to only £34m.

Our total exposure to the Investment Trust sector currently stands at £1,121m, a reduction of over £1,059m from the position twelve months ago. Of that £1,121m, only £76m is regarded as non-performing which comprises 9 individual credits against which we have provided £26m.

Country Risk Exposure
85% of our exposures are in the UK, 6% in the USA, 6% in mainland Europe, 2% in Australia and 1% in the rest of the world,

We are proud to have helped deliver over 160,000 new school places and over 7,000 new hospital beds

little changed from the position as at 31 December 2001. Our key focus is on areas of the world that enjoy a stable political, economic and legal environment.

Financial Performance
Profit before tax and exceptionals grew strongly, increasing by 30% to £681m.

Operating income advanced by 35% to £1,182m underpinned by a solid mix of increased activity across the existing customer base as well as a continued good flow of attractive new business. Net interest income rose by 35% compared to a 25% growth in lending, reflecting a further significant improvement in margins. The upward trend in lending margins evident since the beginning of 2001 has continued, with our overall net margin increasing from 1.69% to 1.83% over the last twelve months.

Non-interest income also continued to grow strongly, up 34% to £445m, with significant increases in fees and commissions again well spread across all areas. Investment gains also picked up significantly in the second half, totalling £23m for the year. This was achieved in a difficult exit environment. Operating lease rental income also grew strongly to £56m, a direct reflection of the success of our asset finance operation.

Operating expenses rose by 24% over the year albeit the rate of growth slowed in the second half. Whilst we continue to recruit selectively, we now have in place the necessary staff and infrastructure to fully exploit the increased opportunities available to us. Encouragingly, expense growth was significantly slower than the rate of income growth, leading to yet a further improvement in the Division's cost:income ratio, down from 17.1% to 15.5%.

Such cost efficiency is a cornerstone of our operating philosophy and will be maintained. We will exit markets where we cannot establish a competitive edge, reallocating resource to more remunerative areas.

The continuing economic slowdown has inevitably resulted in an increase in provisions. We do not consider this in any way unexpected or disappointing at this stage of the economic cycle. Whilst



Graeme Shankland and his Corporate team, responsible for the Arcadia deal.

we cannot expect to be immune from the difficulties being seen in certain sectors, we have largely avoided the worst of the high profile corporate collapses seen in the last eighteen months. Indeed the five largest provisions amount to £60m. The provisioning profile is as follows:

- Total charge in 2002 was £295m, equivalent to 0.74% of average advances. This compares with £196m and 0.65% in 2001.
- Non-performing assets as a % of loans outstanding at December 2002 were 1.61%. Encouragingly, this represented a slight improvement over the 2001 equivalent position.

Deposits grew by 23% to £14.1bn. Whilst the Division remains predominantly asset focused, dedicated Corporate deposit teams target this important element of the funding mix utilising a range of specialised products combining competitive rates, ease of use and service excellence. A key focus in 2003 will be to improve our self-funding ratio.

Merger synergy benefits continue to run well ahead of expectations.

The Division's post tax return on equity has also been disclosed for the first time. The increase from 17.8% to 19.4% clearly shows that it is possible to make excellent returns from Corporate Banking, even in tough times when provisions are at a higher level than the through-the-cycle average.

Prospects
We expect the positive trends evident in 2002 in terms of controlled growth, improved returns and increased efficiency to continue in 2003 and we will continue to focus sharply on credit quality whilst not losing sight of the opportunities which are available to us. Our reputation is excellent and we have a highly talented and experienced group of colleagues focused on the return potential of this business. Our work in progress in all areas of the Division remains at a high level underpinning confidence for the year ahead.

+24.6%

£44.1bn total lending to customers (post securitisation)

Financial Performance

Profit and Loss Account	Year ended 31.12.02 £m	Year ended 31.12.01 Restated £m
Net interest income	**737**	544
Non-interest income	**445**	333
Arrangement fees	**230**	169
Commitment fees	**50**	36
Guarantee fees	**19**	14
Redemption fees	**27**	12
International services	**10**	8
Transaction fees	**12**	13
Other	**21**	26
Fees and commissions receivable	**369**	278
Fees and commissions payable	**(14)**	(8)
Profit on sale of investment securities	**23**	28
Operating lease rental income	**56**	31
Dividend income from equity shares	**11**	4
Operating income	**1,182**	877
Operating expenses*	**(194)**	(156)
Staff	**(95)**	(71)
Accommodation, repairs and maintenance	**(10)**	(9)
Technology	**(5)**	(6)
Marketing and communication	**(4)**	(3)
Depreciation:		
Tangible fixed assets	**(2)**	(2)
Operating lease assets	**(15)**	(9)
Other	**(27)**	(21)
Subtotal	**(158)**	(121)
Recharges:		
Technology	**(11)**	(7)
Accommodation	**(4)**	(1)
Other Shared Services	**(21)**	(27)
Operating profit before provisions*	**988**	721
Provisions for bad & doubtful debts		
Specific	**(285)**	(166)
General	**(10)**	(30)
Amounts written off fixed asset investments	**(13)**	(9)
Share of profits of associates and joint ventures	**1**	7
Profit before tax*	**681**	523

	Year ended 31.12.02	Year ended 31.12.01
Net interest margin	**1.83%**	1.69%
Net interest spread	**1.52%**	1.38%
Bad debt charge as a % of average advances	**0.74%**	0.65%
Cost:income ratio**	**15.5%**	17.1%
Post tax return on equity*	**19.4%**	17.8%

Net Interest Margin

The key movements in net interest margin are as follows:

Movement in Margin	Basis Points
Net interest margin for the year ended December 2001	169
Add:	
Improved lending margins	**9**
Improved capital earnings	**1**
Increased contribution from deposit base	**1**
Lower net funding cost of non performing assets	**3**
Net interest margin for the year ended December 2002	**183**

* Excluding exceptional items.

** Cost:income ratio has been calculated excluding exceptional items and after netting operating lease depreciation and amounts written off fixed asset investments against operating income.

Balance Sheet and Asset Quality

	As at 31.12.02	As at 31.12.01
Loans & Advances to Customers***	**£44.1bn**	£35.4bn
Bad Debt Provisions		
Specific	**£249m**	£110m
General	**£211m**	£201m
Total	**£460m**	£311m
Provisions as a % of advances	**1.04%**	0.88%
Gross Loans and Advances to Customers	**£44.6bn**	£35.7bn
	%	%
Classification of advances***		
Energy	**3**	3
Manufacturing industry	**8**	11
Construction and property:		
Property Investment	**15**	11
Housing Associations	**6**	6
Housebuilding	**3**	3
Other Property	**8**	8
Hotels, restaurants and wholesale and retail trade	**10**	8
Transport, storage and communication	**9**	12
Financial	**6**	8
Other services etc	**15**	12
Overseas Residents	**17**	18
Total	**100**	100
Non Performing Assets (NPAs)	**£709m**	£598m
Interest held in suspense	**£19m**	£18m
NPAs as a % of closing advances	**1.61%**	1.69%
Provisions including interest in suspense as a % of NPAs	**68%**	55%
Total Risk Weighted Assets	**£53.5bn**	£41.3bn
Total Customer Deposits	**£14.1bn**	£11.5bn

*** Net of £1.4bn of securitised corporate loans.

Highlights

- Profits £231m (2001 £169m)
- ROE 21.3% (2001 15.9%)
- HBOS Treasury Services plc launched
- Increased customer sales contribute to strong profit growth
- High quality investment portfolio



Gordon McQueen, Chief Executive, Treasury.



Mark J Smith, Head of Institutional Sales, USA.

Treasury

HBOS Treasury Services plc launched as profits grow by 37% to £231m

Banking on Treasury
For Treasury, 2002 was a year of major achievement. Financial performance was very strong, with profit before tax and exceptionals up 37% on last year to £231m, and, in a complex integration project, substantially all of the Halifax and Bank of Scotland treasury businesses were successfully combined into a single entity, HBOS Treasury Services plc.

Our Performance

Business Overview
Treasury provides wholesale multi-currency funding and manages prudential and regulatory liquidity for the HBOS Group. It is also responsible for arranging the Group's debt capital issuance and asset securitisation programmes. Additionally, a range of treasury services is provided to SMEs and large corporate customers of the Business and Corporate Banking Divisions. The sales function within Treasury works directly with customers to build risk management solutions tailored to their specific requirements. Similarly, a range of treasury services and product solutions is available to intra-group customers.

Treasury seeks to maximise opportunities from the underlying flows generated by the Group's operations but trades on its own account in the world's foreign exchange, money markets, derivatives, debt and capital markets. The Treasury Division also maintains a high quality investment portfolio of asset backed securities.

The Division's overriding focus is on high quality business generated primarily from customer flows, both internal and external, and on achieving the Group's targeted return on equity.

Business Integration
Further excellent progress on integration has been made during the year. Since the merger of Bank of Scotland and Halifax to form HBOS in September 2001 our focus has been on successfully integrating the Bank of Scotland and Halifax treasury operations and infrastructure. We have consolidated our operations from four to two sites, the main one at 33 Old Broad Street, London and the other in Glasgow.

The business is now managed on an integrated basis both within the various operating functions and also from a risk management and reporting standpoint.

Until May we continued to trade in both the Halifax and Bank of Scotland Treasury Services plc names. However, at the end of May substantially all of the two businesses were successfully combined in Bank of Scotland Treasury Services plc using the banking business transfer provisions of part VII of the Financial Services and Markets Act 2000. The transfer of the Halifax treasury business represented one of the first transfers under this new legislation. In mid June the opportunity was taken to re-brand the combined UK treasury business as HBOS Treasury Services plc reflecting Treasury's central role as a provider of treasury services both to other parts of the HBOS Group and to customers.

This transfer of assets together with the re-branding as HBOS Treasury Services plc involved a significant communications programme to our customers and counterparties. Both the transfer and the re-branding were highly successful and have been positively received by both the wholesale markets and our customers.

HBOS Treasury Services plc is a single integrated business which blends together the strengths of both the Bank of Scotland and Halifax treasury businesses. Within the HBOS Group it sits as a wholly owned and fully guaranteed subsidiary of Bank of Scotland.

Since the transfer of business and re-branding we have been concentrating on further integrating processes and systems and also expanding our product range for both our internal and external customers.

Systems Integration
The final 'internal' stage of the Treasury integration involves a phased approach to consolidate fully and develop further our systems. Considerable progress has been made during the last 12 months and we expect to achieve this by the end of the second quarter 2003. Implementing the remaining systems changes is key to ensuring that we achieve our targeted synergy savings.

Securitisation
Securitisation is an important technique which enables the Group to diversify funding sources and manage its capital resources and in June, Treasury arranged an issue of £3.5bn of mortgage backed securities denominated in US dollars, euros and sterling. The mortgages were originated by Halifax plc in the UK. At the time this was the largest global UK Mortgage Backed Securities transaction and it achieved a finer blended average spread over LIBOR than any previous comparable issue. This securitisation has since been awarded "European Deal of the Year" by International Securitisation Report.

Customer Service
Combining the two treasury businesses into HBOS Treasury Services plc and operating as a fully integrated team with one name in the market place achieves a number of merger synergies. This has achieved economies of scale and enables us to redirect more of our energies towards improved customer services, increased product coverage and maximising opportunities arising from the business growth in other divisions. An efficient way of doing this is the continuous development of our e-business capabilities through our website, which has been re-branded to www.HBOSdeal.com, where our customers can now place deposits and deal in foreign exchange online.

Throughout the year we have seen an increase in the flow of business from other divisions in the Group and their customers to whom we have provided a wide range of product offerings such as interest rate derivatives and foreign exchange.

Expansion of Funding
Treasury provides wholesale funding and liquidity for the Group. In order to meet the continuing growth in Group wholesale funding, the opportunity was taken to rationalise the Group's Medium Term Note ('MTN') and Commercial Paper ('CP') Programmes. The combined size of the US and Euro MTN Programmes was increased from US$25bn to US$40bn. In addition the US CP Programme was increased from US$1bn to US$15bn. The Euro CP and Certificate of Deposit Programme

£3.5bn

successful UK Mortgage Backed Securitisation transaction

was increased to €15bn and the C$1bn Halifax plc CP programme was cancelled and re-launched in the new name and increased to C$2bn. All three CP programmes are now established in the name of HBOS Treasury Services plc.

In support of the Group's growth a number of major senior funding issues were undertaken by Treasury under the MTN programmes. Transactions included a US$2bn issue into the US, a €1bn issue into Europe and a three tranche issue totalling US$1.75bn which was targeted primarily at the Asian market. This last deal won the International Financing Review's Financial Bond (Senior Debt) of the Year award. These issues reflect our commitment to diversify further our investor base.

Treasury is also responsible for co-ordinating and executing the issue of subordinated debt by HBOS plc, Bank of Scotland and Halifax plc. During the year HBOS plc issued Upper Tier 2 capital of £500m of 5.75 per cent Undated Subordinated Step-up Notes and Bank of Scotland issued Lower Tier 2 capital of €750m of Subordinated Fixed Rate Notes due October 2012 and US$450m of Subordinated Floating Rate Notes due November 2012.

In Euroweek's Review of the Year 2002 survey of wholesale borrowers, voted for by top houses in the International Markets, HBOS was voted the "most impressive Financial Institution".



Tony Main, Head of Funding & Liquidity, Stephanie Hassell, Senior Dealer – Euro Money Markets and Stephen Lorimer, Director – Debt Capital Markets.

Our Financial Performance

Interest Income

Net interest income was £200m (2001 £206m). After adjusting for non recurring profits from the sale of fixed income securities earned in the prior year and other adjustments, underlying growth was strong. The strong volume growth in providing funding to our businesses through our money market activities was the principal driver in the revenue growth, with margins enhanced through successful positioning in the favourable interest rate environment also contributing to the underlying year on year growth. Overall margins remained stable after adjusting for non recurring profits from the sale of fixed income securities mentioned above.

Non-Interest Income

Non-interest income for the year more than doubled to £125m (2001 £55m). As foreshadowed in the interim report, dealing profits in the second half of the year, though still strong, were lower than the outstanding first half performance. The large year on year increase benefited from volume growth and favourable positioning in interest rate related products.

Customer sales remained strong and continued to grow throughout the year, with the business leveraging the enhanced customer potential which has arisen as a result of the merger. Development of the division's customer flow income remains a key strategic priority and progress has been made in the year through increased penetration of the Corporate customer base, extending the product range and leveraging the enhanced potential which has arisen as a result of the merger. Indeed some 62% of the dealing profits arose from activity related to customer sales.

Costs

Overall operating expenses were £89m (2001 £83m). The increase arose principally from higher performance related bonus payments resulting from strong trading performance. Excluding this, underlying expenses showed a small decrease.

Quality of Earnings

The intra-group arrangements that drive almost half of Treasury's total profits also ensure that these earnings are of particularly high quality in the HBOS Group.

Around 19% of the Division's total revenues arose from the provision of wholesale funding to the Group's banking divisions and the management of liquidity on behalf of the Group. The quality of earnings from funding is high as the growth in revenues matches the growth in the aggregate of the three banking divisions' net funding requirements, driven by their respective asset growth. The quality of earnings from liquidity management is also very high because the quantum of liquidity grows in direct proportion to overall Group balance sheet growth. Furthermore, because the credit quality of Treasury's liquid asset portfolio is so high, the volatility of Treasury's earnings arising from credit risk is inherently low.

Around another 29% of the Division's total revenues in 2002 arose from the provision of treasury products to other divisions or to their customers. Again, this represents an extremely high quality stream of earnings because revenues will either match the natural growth of the other divisions and their customer business or exceed this growth rate, particularly where Treasury division, in line with its core strategy, increases its sales penetration of the captive external customer bases and adds to its product portfolio. Furthermore, the counterparty credit risk in respect of treasury product sales to external non-bank customers is borne by the banking division with the customer relationship. Consequently, in this growing strand of Treasury's business, the Group's policy framework insulates its earnings from volatility arising from external non-bank counterparty credit risk.

Asset Quality

As a matter of policy, we continue to avoid sub-investment grade investments. This is demonstrated by the high credit quality of the investment portfolio whose assets total £16.5bn. Of these, 87.9% are rated AAA and 99.7% are rated single A or above. A small investment write off of £1m (2001 £9m) against a single portfolio investment was

Treasury
continued

99.7%

of investment portfolio assets are credit rated single A or above



Philip Duncombe, Senior Foreign Exchange Trader.

taken during the second half of the year. A specific provision of £4m (2001 nil) was also recognised in respect of a discontinued strategic investment.

Prospects

Building upon the progress made last year we have continued to integrate the business and the launch of HBOS Treasury Services plc in June as the single integrated treasury for the HBOS Group underlines the progress we have made. Throughout the merger process we continue to focus strongly on ensuring that we meet the needs and expectations of our customers.

Treasury's key goals remain unchanged. These are to become the preferred or sole provider of treasury services to the other divisions of HBOS and the predominant provider of treasury services to Business and Corporate Banking customers. We also aim to generate at least 75% of our revenues from flow business generated by our customers – thus establishing a high quality and sustainable profit stream.

This predominantly internal focus generates high quality earnings for Treasury. Furthermore our structural and strategic linkage to the rest of the Group will enable Treasury to continue to benefit from the growth potential of each of the Group's banking divisions in 2003 and beyond.

Financial Performance

Profit and Loss Account	**Year ended 31.12.02 £m**	Year ended 31.12.01 £m
Net interest income	**200**	206
Non-interest income	**125**	55
Dealing Profits	**145**	77
Fees Payable	**(21)**	(22)
Other income	**1**	
Operating income	**325**	261
Operating expenses*	**(89)**	(83)
Staff	**(47)**	(41)
Accommodation, repairs and maintenance	**(6)**	(9)
Technology	**(6)**	(7)
Depreciation Tangible fixed assets	**(1)**	(1)
Other	**(12)**	(16)
Subtotal	**(72)**	(74)
Recharges:		
Technology	**(11)**	(11)
Accommodation		(1)
Other Shared Services	**(6)**	3
Operating profit before provisions*	**236**	178
Provisions for bad & doubtful debts		
Specific	**(4)**	
Amounts written off fixed asset investments	**(1)**	(9)
Profit before tax*	**231**	169
Net interest margin (bp)**	**17**	21
Cost:income ratio***	**27.5%**	32.9%
Post tax return on equity*	**21.3%**	15.9%
	As at 31.12.02	As at 31.12.01
Total Risk Weighted Assets	**£11.0bn**	£11.8bn

* Excluding exceptional items.
** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities classified as trading assets.
*** Cost:income ratio has been calculated excluding exceptional items and after netting amounts written off fixed asset investments against operating income.

Highlights
- Profits A$213m (2001 A$226m)
- ROE 13.8% (2001 16.2%)
- 22.8% growth in mortgage balances
- 16.9% growth in deposit balances
- 20 Neighbourhood Banks opened


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Leave juggling to the clowns.

Business Development Officer Mirella Addison in BankWest's Whitford Customer Service Centre.



Terry Budge,
Group Managing Director, BankWest.

BankWest

Strong growth in housing lending

BankWest

BankWest is an Australian bank, headquartered in Perth which offers a full range of banking products and services in both the domestic and business markets. HBOS plc held 56.8% of BankWest's share capital as at 31 December 2002, and is one of 69,000 shareholders. BankWest's shares are listed on the Australian stock exchange.

The bank is strategically organised into two line-of-business operating divisions; BankWest Business Solutions, which aims to establish a national niche business bank and BankWest Consumer Solutions, which aims to add value to the existing dominant Western Australia consumer franchise.

Our Performance

Operating income has grown by 2.8% from A$637m to A$655m driven by growth of 9.6% in non-interest income. This was a result of a significant increase in customer fees and commissions in Customer Solutions, offset to a degree by a reduction in software consulting and maintenance income from HBOS. In a year of significant investment in both infrastructure and recruitment of sales personnel to support future growth plans, operating expenses experienced growth of 2.8% increasing from A$393m to A$404m and the cost income:ratio increased to 60.7%, marginally above the 2002 level of 60.6%.

Success in the buoyant low margin housing lending environment has exerted downward pressure on the net interest margin, but is partially offset by higher margins in the business banking sector resulting in a net interest margin of 2.13% at 31 December 2002 compared to 2.20% in 2001.

Provisions for bad and doubtful debts increased from A$18m to A$38m, reflecting the impact of a difficult business lending environment. The increase in the charge for specific provisions was marginally offset by a lower general provisioning charge, resulting partly from an A$1bn securitisation of housing loans in July 2002.

Profit before tax was A$213m. Although less than last year, it reflects a year of consolidation following restructuring and investment in expansion into new markets in order to sustain future growth.

Foundations for Growth

The Bank has continued to generate revenue through existing lines of business and this year introduced an important new source of future revenues with the nationwide rollout of its small business initiative Business Express with encouraging early results. Also during the year the Bank expanded its national agribusiness operations by opening new locations in rural New South Wales and Queensland. Business lending growth which was constrained by a low level of business investment early in the year was marginal.

In addition to a continued programme to upgrade existing branches to improve customer facing services, 20 Neighbourhood Banks were opened in Western Australia, increasing the level of face-to-face banking in direct response to customer demand for this type of service. These banking centres are located within existing shops and provide a cost effective way of servicing customers.

The buoyant housing market contributed to the success of consumer banking where the mortgage book continued to grow strongly, up, 22.8% to A$11.5bn before securitisation from this time last year.

Developments in online lending are also underway to further support mortgage lending growth as the bank continues to offer a range of direct channels that include internet and telephone banking.

Total customer deposit balances have also increased, up 16.9% to A$10.4bn and form an integral part of our funding mix. The retail deposit ratio of 46.8% has strengthened from 44.1% a year earlier.

During the past twelve months the Bank made progress with its strategy to expand nationally in niche markets. Interstate markets now account for 45.8% (31 December 2001 42.2%) of the Bank's lending. National market share totalled 3.6% at November 2002.

Improving Returns

The Bank now enters a period of capitalising on the investments made in infrastructure and people, improving efficiency in terms of controlled growth in expenses whilst striving for growth in key markets in both the consumer and business divisions.

In addition, the Bank will look to benefit from HBOS's successes in the UK and adapt them to the Australian market.

Financial Performance

Profit and Loss Account	Year ended 31.12.02 A$m	Year ended 31.12.01 A$m
Net interest income	**416**	419
Non-interest income	**239**	218
Operating income	**655**	637
Operating expenses	**(404)**	(393)
Staff	**(198)**	(183)
Accommodation, repairs and maintenance	**(26)**	(26)
Technology	**(5)**	(6)
Marketing & communication	**(31)**	(28)
Depreciation – Tangible fixed assets	**(24)**	(23)
Fees and commissions payable	**(11)**	(11)
Other	**(109)**	(116)
Operating profit before provisions	**251**	244
Provisions for bad & doubtful debts		
Specific	**(33)**	(11)
General	**(5)**	(7)
Profit before tax	**213**	226
Net interest margin**	**2.13%**	2.20%
Cost:income ratio**	**60.7%**	60.6%
Post tax return on equity	**13.8%**	16.2%

Balance Sheet and and Asset Quality	As at 31.12.02	As at 31.12.01
Total Lending to Customers*	**A$20.4bn**	A$18.8bn
Bad Debt Provisions	**A$m**	A$m
Specific	**53**	39
General	**93**	89
Total	**146**	128
Total Customer Deposits	**A$10.4bn**	A$8.9bn
Total Risk Weighted Assets	**A$15.7bn**	A$14.9bn

* After securitisation.
** Including income representing the fully tax equivalent gross up of A$11m (2001 A$12m).

The above tables have been prepared under Australian GAAP, as reported by BankWest. The figures reported in the 'Financial Review and Risk Management' section on page 33 reflect the sterling equivalent under UK GAAP.

A$20.4bn

total lending to customers



Thank you HBOS for making my sky bluer
Through energy efficiency, HBOS prevented 7,500 tonnes of carbon dioxide emissions from entering the atmosphere.
If you'd like a bluer sky too, find out how we can help your company.
0800 58 57 94
www.actionenergy.org.uk
HBOS is one of 165 organisations accredited under the Energy Efficiency Accreditation Scheme.
ACTIONenergy
CARBON TRUST
Making business sense of climate change

HBOS's investment in energy saving measures has been recognised by the Carbon Trust Energy Efficiency Accreditation Scheme

Corporate Responsibility

Corporate Responsibility is an integral part of the way we do business

Our Responsibilities
The creation of HBOS gave us an important new opportunity to build on the strong record of social responsibility which is a widely recognised characteristic of both Halifax and Bank of Scotland.

Our aim is to add shareholder value within a responsibility agenda, covering critical issues like governance, equality and diversity, community relations, environmental protection, business transparency and fair dealing.

HBOS adopted a new corporate responsibility (CR) policy in April 2002, when the Board established a CR Forum under the leadership of Phil Hodkinson, Chief Executive of the Insurance & Investment Division. The Forum draws together senior managers from across the Group to co-ordinate our activities, share best practice, and learn about this rapidly growing topic. It is supported by a small team of specialists in HBOS Group Communications.

Phil Hodkinson also chairs the Business Impact Task Force for Business in the Community, and is an acknowledged leader in the corporate responsibility field.

A second key event in 2002 was the formation of a Responsible Investment team, and the launch of the Global Business Principles initiative, by Insight Investment, the asset management business within HBOS Group. Insight has acknowledged its responsibility to engage with the companies in which it invests in support of good governance practice.

A new Investor Responsibility Service makes it easier for pension funds and other institutional investors to demonstrate a commitment to addressing corporate responsibility issues, without compromising their financial objectives.

The HBOS corporate responsibility strategy is developing rapidly, and good progress has been made in three key areas of diversity, environment and community.

Equality & Diversity
The diversity of our people, products and services is at the heart of our mission to be the new force in banking. We are committed to equality of opportunity in all areas of employment and business.

We are determined to treat all current and potential colleagues and customers fairly and with respect. We aim to recruit, develop and retain the best people through the use of leading edge policies and practices. We will ensure that each customer and colleague is treated as an individual – and we will value them for their contribution to the business.

To drive our equality vision a Diversity Leadership Group has been set up, led by James Crosby, Chief Executive, with a Diversity Taskforce in each of the HBOS divisions.

Our commitment to equality and diversity has been recognised and verified through high profile awards such as Queen Elizabeth's Foundation EASE award, Opportunity Now, Personnel Today and New Impact's British Diversity awards.

We were awarded the Gold Standard in Business in the Community's Opportunity Now Benchmarking Survey 2002, and HBOS has been confirmed as one of the top ten private sector companies in BitC's Race for Opportunity Benchmarking Survey 2002.

Work-life Balance
Our range of equality and diversity policies form an important part of our inclusive and supportive culture. We want our colleagues to achieve the work-life balance that is right for them.

Options include part-time or term-time work and other flexible work patterns, as well as homeworking, job share and career breaks. Our policies offer enhanced maternity, paternity and adoption provisions, plus supportive options such as parental, compassionate and emergency leave.

There is a clear link between equality and diversity, and business excellence. Engaging in the wider community increases loyalty from colleagues and customers and enhances our reputation. It can also open up new markets through a better understanding of our diverse customer base.

We have also made significant improvements to access provisions for customers who have a disability, including use of large print and Braille, textphones and Typetalk, and a network of sign language interpreters. Induction loops are already installed in over 800 locations as part of a continuous programme.

Ethnicity
Our Retail Division has increased its ethnic minority representation from 4% in 1998 to over 7% in 2002. There have also been some significant local increases – within Halifax branch, for example, we have seen ethnic minority representation increase from nearly 7% to over 30%.

Environment
We support the principles of sustainable development – our environmental management programmes aim to create long-term shareholder value by carefully managing the environmental impact of our activities.

As part of our policy, environmental stewardship is considered in all areas of our business. One recent example is Insight Investment's Global Business Principles, which signalled the launch of the HBOS responsible investment approach.

We work with a number of organisations, including Forum for the Future, the Carbon Trust, Global Action Plan and the British Bankers Association, to ensure that we incorporate environmental issues into the core of our business.

Our environment policy demonstrates our commitment to the environment, and sets out the positive steps we are taking to reduce our environmental impact. We have spent £1.2m on energy-saving equipment in the past four years, saving over £2.2m and 17,000 tonnes of carbon dioxide (CO_2) emissions.

Halifax corporate and retail sites were ahead of target in achieving a 10% reduction in energy consumption per square metre. In 2002, a two-year renewal of our energy contract included the supply of 10GWh of green energy to Halifax corporate sites. This complements the existing supply of new renewable electricity to Bank of Scotland sites, and is equivalent to a reduction in HBOS CO_2 emissions of around 8,500 tonnes per annum.

£20m

commitment to voluntary and community groups over five years

£2.2m

savings in energy costs over four years

Initiatives are in place to minimise employee commuting by car. These include successful car-sharing schemes in Copley and Leeds.

Redundant Bank of Scotland banknotes are composted, and we have introduced new waste management procedures at our Birmingham Midshires and HECM subsidiaries.

We have been working with the environmental charity Global Action Plan since 1999 to raise colleague and customer awareness of environmental issues both at work and at home. In 2002, waste awareness campaigns were run in Birmingham Midshires, Halifax Direct, and HECM.

As a lender, we are committed to assisting our customers by adopting an open and constructive approach to high-profile issues. Through this, we can achieve a better environment both for business and for the whole community.

We aim to lend responsibly and apply the highest principles of business, and to deal with customers who share that aim. We appreciate that there is often a wider social and environmental interest in our financial relationships. We do not deal with organisations that we know are engaged in illegal operations.

Credit decisions are based on a thorough understanding of the customer's business, management and sector. Our comprehensive lending and leasing policies, and our training and awareness initiatives, ensure that lending terms for business customers are up to date with potential risk and opportunities.

We maintain a detailed internal guide to environmental risks associated with lending and leasing to help our lenders identify relevant environmental issues, address the risks with customers and, where appropriate, direct customers to sources of specialist assistance.

Bank of Scotland has joined a pan-European consortium (Aeolus), contributing to a £1bn fund for large renewable energy projects, such as offshore wind farms, primarily in the UK and Ireland.

Proposed UK projects are estimated to have the potential to generate over 1600 MW of renewable energy, enough to power 1.1m households and save 4.25m tonnes of CO_2 per year.


HALIFAX

In 2002, Bank of Scotland sponsored the Scottish Team to enable them to take part in the Commonwealth Games and promoted the event in Manchester.

HBOS Business Banking Division is working with the Carbon Trust in a project to raise awareness of the commercial and other long-term benefits of managing environmental impact in smaller companies, and in large businesses like HBOS. It focuses, in particular, on energy efficiency and waste minimisation.

Community Relations

We are keen to strengthen and invigorate the local communities that drive our business success.

Over the last five years, Halifax and Bank of Scotland have invested nearly £40m to benefit thousands of local community initiatives and charitable organisations. Through our charity Visa cards, more than £15m has been directed to British Heart Foundation, Imperial Cancer Research, Mencap and many other medical charities since 1988.

We are at the forefront in the financial services sector in tackling financial exclusion, and our Community Banking team collected the award for 'Most Impressive Community Banking Service' at the Institute of Financial Services Financial Innovation Awards, 2001.

We have signed Europe's first Community Banking Agreement (CBA) in March 2001 with the community of Wester Hailes in Edinburgh. Its aim is to improve access to market finance in a disadvantaged community, enabling individuals to access finance and develop new businesses. We expect to roll out the project to new areas soon.

We also agreed an £800,000 four-year committed overdraft with One Plus, a charity that provides services for lone parents in the West of Scotland. This will help ease cashflow problems as the group waits for European Social Funds to arrive.

We made bank accounts available to Big Issue vendors in Glasgow. In the first nine months of operation, 190 accounts were opened, representing 90% of the potential Glasgow customer base. In July 2002, we won a Business in the Community Award for Excellence for our work with The Big Issue.

In social banking, HBOS is market leader. Together Halifax Cardcash and Bank

£3m

invested to encourage excellence and participation in sport

of Scotland Easycash make up over 80% of the UK's social bank accounts market.

The HBOS Foundation
We are committed to making a genuine, tangible difference to the communities in which we operate. That's why we have created the HBOS Foundation, a charitable trust that supports local and national charities and voluntary organisations throughout the UK.

The Foundation has made a commitment of at least £20m to be made available to voluntary and community groups over the next five years.

The focus is on two key areas:

- Providing financial advice and improving financial literacy
- Developing and improving local communities

Colleague Involvement
Money and gifts are welcomed by community organisations, but for many our most valuable contribution is in giving our time and skills.

We encourage our colleagues to get involved directly and, as a further incentive, we also match the money they raise for charity. Our Matched Funding Scheme, which was launched in October 2002, benefits hundreds of good causes.

Sponsorship
We have been involved in sponsorship for over 50 years. In 2002 we invested over £8m in sponsorship projects across the country, creating long-term partnerships that meet business objectives and are of real value to our partner organisations.

HBOS, through Halifax and Bank of Scotland, is one of the country's largest sponsors of the Arts and youth sport.

Our aim is to strengthen the economic and cultural vitality of our local communities, and to encourage diversity and excellence in sport and the Arts.

In 2002 over £3m was invested to support the development of the Arts throughout the country, increasing access to the Arts, developing the potential of young people and promoting excellence.

We encourage children to recognise the importance of the Arts through our award-winning and long-standing sponsorship of the Bank of Scotland Children's Festival.

Sport
In 2002, we invested over £3m to encourage excellence and participation in sport. As a result more than 20,000 young people took part in sporting events made possible with our support.

We have youth development programmes which encourage participation and excellence in sport such as our Learn to Swim and Talented Young Athletes initiatives.

In 2002, we sponsored the Scottish Team which competed at the Commonwealth Games in Manchester 2002. Our support went specifically towards team preparation, and resulted in the team more than doubling their medal count from the previous Games.

In March 1999 Bank of Scotland became the first title sponsor of the newly formed Bank of Scotland Premierleague. We recently extended the sponsorship for a further three years and, with millions of spectators watching, it is our highest-profile sports sponsorship.

We are also involved in many football-related initiatives which benefit the community, including our support for Schools Football and Soccer Sight in association with the Royal National Institute for the Blind.


Ideas Garden
The HBOS foundation sponsors the environmental area at Eureka Children's Science Museum in Halifax.

Future Plans
HBOS believes that CR is not something that can be pursued separately from our business goals. It is an integral part of the way we do business. It is also a major factor in our drive to increase employee advocacy for the organisation and its products and services.

HBOS aims to be a leader in CR, and we are putting a new framework in place across the Group to achieve this objective.

We are committed to equality in all areas of employment and business

Five Year Summary

For the years ended 31 December

	2002 £m	2001^ £m	2000 £m	1999* £m	1998* £m
Profit and Loss Account					
Net operating income ø	**7,546**	6,507	6,244	5,666	5,313
Operating expenses ø	**3,609**	3,331	2,858	2,531	2,384
Provisions for bad and doubtful debts	**832**	608	471	440	364
Underlying profit before tax ø	**3,062**	2,515	2,925	2,719	2,555
Balance Sheet					
Total assets	**355,080**	312,071	266,143	233,891	204,370
Total assets (excluding long-term assurance assets attributable to policyholders)	**317,749**	274,470	235,085	209,656	185,238
Subordinated liabilities	**9,127**	7,923	5,985	5,140	3,626
Share capital	**1,346**	1,292	1,278	1,162	1,197
Reserves	**12,423**	10,121	9,260	8,482	8,923

	%	%	%	%	%
Performance Ratios					
Post-tax return on mean equity ø	**16.3**	15.1	19.5	19.1	17.5
Cost:income ratio †	**45.2**	49.2	43.3	44.4	44.9
Net interest margin††	**1.71**	1.74	1.95	2.17	2.32

			per ordinary share		
	pence	pence	pence	pence	pence
Shareholder Information					
Dividends	**29.4**	28.0	22.4	20.2	17.3
Underlying earnings excluding exceptional items and goodwill amortisation	**56.1**	47.7	55.6	51.5	45.2

^ 2001 numbers are restated to reflect the use of unsmoothed asset values for the purposes of determining the income from long-term assurance business, the implementation of FRS19 'Deferred Tax' and UITF33 'Obligations in capital instruments'.

* The HBOS Group figures for 1998 and 1999 are an aggregate of, or calculation based on, the Halifax Group accounts for the year ended 31 December, and Bank of Scotland Group accounts for the year ended 28 February following.

ø Excluding exceptional items.

† The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation, amounts written off fixed asset investments and general insurance claims against operating income.

†† The net interest margin excluding trading assets was 1.86% in 2002 (2001 1.87%).

Financial Review and Risk Management



Mike Ellis,
Group Finance Director

Overview of Results

Group profit before tax increased by £547m to £3,062m before charging exceptional costs of £153m, as shown below:

	2002 £m	2001 Restated £m
Group profit before tax	**2,909**	2,292
Add back:		
– Merger costs		76
– Merger integration costs	**153**	132
– Other		15
Group profit before tax and exceptional items	**3,062**	2,515

Divisional financial performance is aggregated within the following table:

Year ended 31 December 2002	Retail Banking £m	Insurance & Investment £m	Business Banking £m	Corporate Banking £m	Treasury £m	Bank West £m	Group Items £m	Total £m
Net interest income	**3,007**	**50**	**628**	**737**	**200**	**148**		**4,770**
Non-interest income	**721**	**831**	**576**	**445**	**125**	**78**		**2,776**
Net Operating income	**3,728**	**881**	**1,204**	**1,182**	**325**	**226**		**7,546**
Operating expenses*	**(1,956)**	**(196)**	**(789)**	**(194)**	**(89)**	**(138)**	**(247)**	**(3,609)**
General insurance claims		**(79)**						**(79)**
Amounts written off fixed asset investments		**(4)**	**(6)**	**(13)**	**(1)**			**(24)**
Operating profit before provisions*	**1,772**	**602**	**409**	**975**	**235**	**88**	**(247)**	**3,834**
Provisions for bad & doubtful debts								
Specific	**(360)**		**(135)**	**(285)**	**(4)**	**(11)**		**(795)**
General	**(13)**		**(12)**	**(10)**		**(2)**		**(37)**
Share of profits of associates and joint ventures	**27**	**(13)**	**20**	**1**				**35**
Profit on disposal of business			**25**					**25**
Profit before tax*	**1,426**	**589**	**307**	**681**	**231**	**75**	**(247)**	**3,062**
2001 Profit before tax*	1,205	472	306	523	169	80	(240)	2,515

* Excluding exceptional items.

Group operating profit before provisions and exceptional items at £3,834m is 24% higher than a year ago. Strong, asset led, net interest earnings and broadly stable margins as described in the Divisional Reviews, together with non-interest income, 18% higher than a year ago, and underlying operating expenses contained at 6% growth, all contribute to the strong result. Merger synergies contributed £209m of the increase.

Underlying earnings per share before exceptional items and goodwill amortisation rose 18% to 56.1p (2001 restated 47.7p) and the proposed final dividend is 19.6p, 5% higher than the previous financial year. The basic dividend cover is 1.7 times and 1.9 times on an underlying basis, up from 1.4 times and 1.7 times respectively in 2001. Our stated policy is to increase underlying dividend cover progressively to 2.5 times. If approved at the Annual General Meeting, the final dividend will be paid on 23 May 2003 to shareholders on the register at the close of business on 14 March 2003.

Ordinary shareholders are again being offered the choice of electing under the Share Dividend Plan to receive the whole of their dividends in new ordinary shares credited as fully paid instead of cash in respect of the proposed final dividend for the year ended 31 December 2002. Key dates in respect of the new shares to be allotted to shareholders who elect to join the Plan can be found on page 116.

Financial Review and Risk Management continued

Group Post Tax Return on Mean Equity
Group post tax return on mean equity increased from 15.1% to 16.3%.

Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by mean equity shareholders' funds as shown below:

	2002 £m	2001 Restated £m
Post tax return		
Profit attributable to ordinary shareholders	**1,879**	1,431
Exceptional items	**112**	182
	1,991	1,613
Mean Equity		
Opening equity shareholders' funds	**11,013**	10,291
Closing equity shareholders' funds	**13,369**	11,013
	12,191	10,652
Group post tax return on mean equity	**16.3%**	15.1%

Before exceptional items and after adjusting for the impact of short term fluctuations in investment returns and changes to economic assumptions relating to the life business, our target ROE increased from 16.8% to 17.9%.

Mean equity is allocated to divisions on the basis of Shareholders' funds invested in Insurance & Investment, Treasury and BankWest and for other divisions, primarily proportionate to their share of group risk weighted assets. The profit before tax and exceptional items reported for each Division is adjusted for allocated group items (excluding the amortisation of goodwill), dividends on preference shares and innovative securities and equity minority interests, short term fluctuations in investment returns and changes to economic assumptions and tax at the Group's effective tax rate.

Divisional post tax return on mean equity is shown below:

	2002 Post Tax Return on Mean equity %	2001 Post Tax Return on Mean equity %
Retail Banking	**20.4**	18.8
Insurance & Investment	**16.7**	16.0
Business Banking	**15.4**	16.4
Corporate Banking	**19.4**	17.8
Treasury	**21.3**	15.9
BankWest	**13.8**	16.2
	18.6	17.4
Amortisation of goodwill	**(0.7)**	(0.6)
Subtotal	**17.9**	16.8
Short term fluctuations in investment returns and changes to economic assumptions	**(1.6)**	(1.7)
Total	**16.3**	15.1

Post tax return on mean equity increased for each division, with the exception of Business Banking and BankWest, the former due to the investment made in 2002 to expand business in England and Wales.

Group Net Interest Income
Group net interest income increased by 15% to £4,770m. Group margins were fairly stable and the growth in net interest income reflects primarily strong asset growth.

	2002 £m	2001 Restated £m
Interest receivable	**16,691**	16,115
Interest payable	**(11,921)**	(11,960)
Net interest income	**4,770**	4,155
Average balances (including trading assets)		
Interest earning assets:		
– Loans and advances*	**229,451**	184,854
– Securities and other liquid assets	**50,229**	53,912
	279,680	238,766
Average balances (excluding trading assets)		
Interest earning assets:		
– Loans and advances*	**223,092**	175,112
– Securities and other liquid assets	**32,678**	47,549
	255,770	222,661
Net interest margin (including trading assets)	**1.71%**	1.74%
Net interest margin (excluding trading assets)	**1.86%**	1.87%

* Net of securitisation.

The variation in the net interest margin is analysed by Division in the table below, with further analysis in the Divisional Reviews.

	Basis Points
Retail Banking	**(5)**
Business Banking	
Corporate Banking	**3**
Treasury	**(1)**
BankWest	
	(3)

Future reporting will focus on average interest earning assets excluding trading assets.

Non-Interest Income
Non-interest income increased by 18% to £2,776m. Net fees and commissions increased by 6% whilst dealing profits benefited from increased customer sales and favourable positioning. Income from long term assurance business, calculated using unsmoothed asset values, is 89% higher than the restated position in 2001. General insurance premium income increased by 21%.

	2002 £m	2001 Restated £m
Fees and commissions receivable	**2,157**	1,921
Fees and commissions payable	**(672)**	(517)
Dealing profits	**154**	82
Profit on sale of investment securities	**33**	45
Other Operating Income		
Income from long term assurance business*	**233**	123
General insurance premium income	**320**	265
Operating lease rental income	**468**	369
Other	**83**	64
Total	**2,776**	2,352

* Excluding exceptional income in 2001 of £27m within St. James's Place Capital.

The increase in non-interest income attributable to the various divisions is noted below and further analysis of the growth is provided in the Divisional Reviews.

	£m	% increase
Retail Banking	**44**	**6**
Insurance & Investment	**98**	**13**
Business Banking	**100**	**21**
Corporate Banking	**112**	**34**
Treasury	**70**	**127**
BankWest		
Total	**424**	**18**

Operating Expenses

Underlying operating expenses excluding exceptional items, goodwill amortisation and operating lease depreciation, increased by 6%, thus achieving the overall Group target. The Group cost:income ratio, after the above adjustments and after deducting operating lease depreciation, amounts written off fixed asset investments and general insurance claims from net operating income, improved from 49.2% to 45.2%.

	2002 £m	2001 Restated £m
Operating expenses	**3,762**	3,505
Exceptional items	**(153)**	(174)
	3,609	3,331
Goodwill amortisation	**(86)**	(68)
Operating lease depreciation	**(289)**	(210)
Underlying operating expenses	**3,234**	3,053
Net operating income	**7,546**	6,534
Exceptional items		(27)
Amounts written off fixed asset investments	**(24)**	(21)
General insurance claims	**(79)**	(68)
Operating lease depreciation	**(289)**	(210)
Underlying operating income	**7,154**	6,208
Cost:income ratio	**45.2%**	49.2%

Retail costs increased in line with inflation, less than their 3% target. Corporate Banking and Treasury saw improvements in their cost:income ratios. The significant increase in Business Banking expenses reflects the investment made in expanding the business in England and Wales. The overall increase in expenses (excluding exceptional items) was 8% and can be analysed by Division as follows:

	£m	% increase
Retail Banking	**44**	**2**
Insurance & Investment	**2**	**1**
Business Banking	**175**	**29**
Corporate Banking	**38**	**24**
Treasury	**6**	**7**
BankWest	**6**	**5**
Group Items	**7**	**3**
Total	**278**	**8**

The increase in goodwill amortisation is mainly attributable to the increased acquisition cost in the year of the operating assets, sales force and unit linked and non profit business of The Equitable. Employee costs account for 43% of total expenses and increased by 8.9% partly as a result of the increase in the average number of persons employed by the Group, which during the year was full time 48,180 (2001 47,979) and part time 15,802 (2001 14,869), but also due to increases in the amount of performance related bonuses.

	2002 £m	2001 Restated £m
Staff	**1,552**	1,425
Accommodation, repairs & maintenance	**348**	298
Technology	**382**	364
Marketing & communication	**374**	360
Depreciation:		
Tangible fixed assets	**259**	260
Operating lease assets	**289**	210
Goodwill amortisation	**86**	68
Other	**319**	346
Total*	**3,609**	3,331

* Excluding exceptional items of £153m (2001 £174m).

Group Items

Group items, which comprise costs incurred in the management of the Group as a whole and the amortisation of goodwill, are analysed below:

	2002 £m	2001 Restated* £m
Staff	**232**	260
Accommodation, repairs & maintenance	**221**	179
Technology	**268**	223
Marketing & communication	**86**	56
Depreciation	**166**	184
Goodwill amortisation	**86**	68
Other	**(71)**	(15)
Subtotal	**988**	955
Less Recharges[1]		
Technology	**(348)**	(305)
Accommodation, repairs & maintenance	**(149)**	(134)
Other Shared Services	**(244)**	(276)
Total	**247**	240

[1] Shown under the operating expenses analysis for each division.

* Where appropriate, the analysis between direct and recharge expenses has been adjusted to reflect structural changes in 2002.

Share Based Compensation

The Group believes that share ownership by colleagues throughout the Group enhances the alignment of their interests with those of shareholders. Accordingly, the Group operates certain share option plans, including Inland Revenue approved and unapproved share option plans and save-as-you-earn plans. In addition to the share option plans, share grants are provided to colleagues. These include incentive plans, which require certain performance criteria to be met over a three year period before the shares are released, and the 'sharekicker' facility. The sharekicker facility enables colleagues who have elected to take their annual incentive in shares rather than cash to enhance by 50% the number of shares if the shares are held for at least three years.

Under existing UK GAAP the cost of shares to be released under the share grants is recognised as an expense in the profit and loss account over the three year performance period of these schemes. The total expense recorded in 2002 in respect of such schemes was £24m (2001 £24m).

In respect of share option plans, existing UK GAAP only requires an expense to be recorded where the exercise price is set at a discount to the market price at the date the share option is granted. The save-as-you-earn plans are the only plans where such a discount is provided and the Group relies on the exemption under UITF Abstract 17. Accordingly no cost has been recognised in the profit and loss account in respect of the share option plans.

In November 2002, the Accounting Standards Board issued FRED 31 'Share Based Payments'. The principles set out in this exposure draft require the fair value of the share option granted to be recorded as an expense. It is estimated that the adoption of FRED 31 would result in a total charge for all share grant and option schemes to the profit and loss account of £72m in 2002, £57m in 2001 and cumulative prior years of £45m.

Retirement Benefits

Under SSAP 24, £92m has been charged to the profit and loss account in respect of retirement benefits (2001 £73m). This charge is likely to increase in 2003 following the triennial valuation of the Halifax Retirement Fund at 31 March 2003 reflecting, inter alia, deterioration in stock market conditions. Under the transitional arrangement of FRS 17, the Group continues to account for retirement benefits in accordance with SSAP 24. Had FRS 17 been implemented in 2002, the charge to the profit and loss account in respect of retirement benefits would have been £122m and is forecast to rise to around £150m in 2003. The deficit on all Group schemes would have been £1,136m but taking into account a deferred tax asset, the net pension liability for all schemes would have been £795m. Further details are set out in Note 9 to the accounts on pages 76 to 79.

Financial Review and Risk Management continued

Balance Sheet Analysis

As at 31 December 2002

	Retail Banking £bn	Insurance & Investment £bn	Business Banking £bn	Corporate Banking £bn	Treasury £bn	Bank West £bn	Total 2002 £bn	Total 2001 £bn
Loans & Advances to Customers*	**157.9**		**23.2**	**44.1**	**1.9**	**7.2**	**234.3**	197.9
Bad Debt Provisions including interest in suspense								
Specific	**0.9**		**0.2**	**0.3**		**0.1**	**1.5**	1.2
General	**0.3**		**0.2**	**0.2**			**0.7**	0.7
Gross Loans & Advances to Customers*	**159.1**		**23.6**	**44.6**	**1.9**	**7.3**	**236.5**	199.8
Total Risk Weighted Assets	**90.0**	**0.4**	**26.7**	**53.5**	**11.0**	**5.5**	**187.1**	157.5
Total Customer Deposits	**103.8**		**12.3**	**14.1**	**16.4**	**3.6**	**150.2**	140.5

* Net of securitisation.

The mix of the Group's gross lending portfolio at the year end is summarised in the following table:

Classification of advances*

	2002 %	2001 %
Agriculture, forestry and fishing		1
Energy	**1**	1
Manufacturing industry	**3**	3
Construction & property	**9**	8
Hotels, restaurants and wholesale and retail trade	**4**	3
Transport, storage and communication	**2**	2
Financial	**3**	3
Other services	**5**	5
Individuals:		
Residential Mortgages	**62**	64
Other Personal	**7**	7
Overseas residents	**4**	3
Total	**100**	100

* After securitisation.

Loans and advances to customers increased by 18% to £234.3bn after securitisations of £3.5bn in the year. Within Retail Banking, net mortgage lending was £23bn. Credit cards and personal loans also grew strongly. Corporate advances grew 25% to £44.1bn whilst Business Banking achieved 23% growth to £23.2bn. As stated in the Divisional Reviews, this growth has been achieved without compromising on asset quality.

Customer deposits grew by 7% to £150.2bn and wholesale funding by 26% to £126.4bn.

Bad Debt Provisions & Non-Performing Assets

	Specific £m	General £m	Total £m
At 1 January 2002	**1,102**	**667**	**1,769**
Amounts written off during the year	**(618)**		**(618)**
Charge for the year	**795**	**37**	**832**
Recoveries of amounts previously written off	**38**		**38**
Exchange movements	**4**	**(1)**	**3**
At 31 December 2002	**1,321**	**703**	**2,024**

The total charge for bad and doubtful debts against Group profits was £832m (2001 £608m) and represents 0.38% of average customer lending (2001 0.33%). Within this the charge for specific provisions increased 43% to £795m (2001 £556m), representing 0.37% of average customer lending (2001 0.30%). The general provision charge amounted to £37m (2001 £52m).

Closing provisions as a percentage of period end customer advances are analysed in the following table:

	2002 £m	2002 As % of customer advances	2001 £m	2001 As % of customer advances
Specific Provisions	**1,321**	**0.56**	1,102	0.56
General Provisions	**703**	**0.30**	667	0.34
Total	**2,024**	**0.86**	1,769	0.90

Non-performing assets (NPAs) amounted to 1.80% of year end customer advances (2001 2.06%). NPAs in respect of UK residential mortgages amounted to 1.17% of year end advances (2001 1.47%) and NPAs in respect of other advances amounted to 2.81% (2001 3.09%). The amount of NPAs increased to £4,206m (2001 £4,072m) of which £1,697m (2001 £1,851m) were in respect of UK residential mortgages and £2,509m (2001 £2,221m) were in respect of other advances.

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	2002 £m	2002 As % of NPAs	2001 £m	2001 As % of NPAs
Specific Provisions	**1,321**	**31**	1,102	27
General Provisions	**703**	**17**	667	16
Interest in Suspense	**141**	**3**	123	3
Total	**2,165**	**51**	1,892	46
of which:				
UK residential mortgages	**389**	**23**	380	21
Other advances	**1,776**	**71**	1,512	68
Total	**2,165**	**51**	1,892	46

Share of Operating Profit/(Loss) in Associates and Joint Ventures

Included within the share of operating profit/(loss) in associates and joint ventures are the following items:

	2002 £m	2001 £m
Lex Vehicle Leasing*	**13**	12
Centrica Personal Finance	**18**	17
RFS	**3**	9
esure	**(13)**	(14)
Sainsbury's Bank	**11**	8
Other	**3**	4
Total	**35**	36

* After charging goodwill amortisation.

Taxation

The tax charge for the year of £835m (2001 £663m) represents 28.7% (2001 28.9%) of profit before tax compared with a UK corporation tax rate applicable to the year of 30% (2001 30%). The effective rate is lower than the UK corporation tax rate mainly due to the net effect of lower tax rates overseas and interest deductible on Innovative Tier 1 Securities.

Capital Structure

Regulatory Capital	2002 £m	2001 Restated £m
Risk Weighted Assets		
On balance sheet	**173,534**	147,119
Off balance sheet	**13,608**	10,413
Total Risk Weighted Assets	**187,142**	157,532
Tier 1		
Share capital	**1,346**	1,292
Less: own shares	**(17)**	(5)
	1,329	1,287
Eligible reserves	**12,620**	10,148
Minority interests (equity)	**626**	530
Minority and other interests (non-equity):		
Preferred securities	**1,802**	1,789
Preference shares	**198**	198
Less: goodwill	**(1,787)**	(1,537)
Total tier 1 capital	**14,788**	12,415
Tier 2		
Undated subordinated debt	**2,942**	2,464
Dated subordinated debt	**5,209**	4,614
General provisions	**652**	622
Total tier 2 capital	**8,803**	7,700
Supervisory deductions:		
Unconsolidated investments – Life	**(3,503)**	(2,704)
Unconsolidated investments – Other	**(309)**	(298)
Investments in other banks and other deductions	**(252)**	(355)
Total supervisory deductions	**(4,064)**	(3,357)
Total regulatory capital	**19,527**	16,758
Tier 1 capital ratio (%)	**7.9**	7.9
Risk asset ratio (%)	**10.4**	10.6

Total regulatory capital increased during 2002, from £16,758m to £19,527m.

£1,258m (net of expenses) of Tier 1 capital was raised between 5 and 7 March 2002, through a placing in the market of 172.5m new Ordinary Shares. In addition, £283m of Tier 1 capital was generated as a consequence of certain shareholders electing to receive their 2001 final dividend and 2002 interim dividend in the form of shares under the Share Dividend Plan on 31 May and 25 October 2002. Tier 1 capital was further strengthened by internally generated capital from retained profits net of additional goodwill.

In June 2002, £3,479m of mortgage loans were securitised. A further £349m of mortgage loans were securitised in July 2002. These securitised loans are not included within risk weighted assets.

Tier 2 capital was increased during the year by undated subordinated debt issues of £500m in November 2002, and dated subordinated debt issues of €750m over October and November 2002 and US$450m in November 2002.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £3,357m to £4,064m.

The Tier 1 ratio is 7.9% at 31 December 2002 and the risk asset ratio is 10.4%.

In July 2002, the Group injected £600m into its Insurance & Investment Division for investment in its life businesses and since 31 December 2002, additional capital of £500m has been provided to Clerical Medical.

Credit Rating

In June 2002 Standard & Poor's revised its outlook on HBOS plc and related entities to stable from negative. At the same time all ratings on all Group entities were reaffirmed. As Standard & Poor's stated in their announcement of 12 June, "The rating action reflects the continued strength of HBOS plc's balance sheet, underpinned by a significant equity placement in March 2002, despite rapid growth in business volumes".

However, in January 2003 Standard & Poor's reversed the decision on the outlook, re-instating a negative view reflecting "pressure on HBOS' balance sheet caused by a combination of an ambitious growth strategy and the impact of equity market weakness on its life assurance subsidiaries".

In November 2002, Moody's Investor Services confirmed HBOS plc and related entities rating outlook as stable. Moody's stated that "the outlook also factored in the uncertainty surrounding the medium term prospects for the UK economy and the domestic housing market" and that "the diversity of the bank's business is another key factor in driving the ratings".

The Group's credit ratings at operating bank level remain at AA with Standard & Poor's, Aa2 with Moody's and AA+ with Fitch.

Merger Cost Synergies and Revenue Benefits

Total merger synergies of £209m, which are analysed by division below, are included in the 2002 Group profit before tax and exceptional items (cost savings of £137m and net revenue synergies of £72m). The run rate from the end of 2002 is estimated at £305m.

Profit and Loss impact for Year to 2002

	Net Revenue Benefits £m	Cost Savings £m	Total £m
Retail Banking	28	62	90
Insurance & Investment	(12)	3	(9)
Corporate Banking	73	1	74
Business Banking	(21)	2	(19)
Treasury	4	10	14
Group Services		59	59
	72	137	209

Retail synergies are a mix of revenue benefits and cost savings that arise mainly from savings in central and support costs. The negative net revenue benefits for Insurance & Investment and Business Banking reflect costs incurred in expanding operations in order to achieve revenue synergies. Corporate Banking synergies are attributable to transactions leveraging off the strength of the HBOS balance sheet. Cost savings from Group Services arise across support functions and IT.

One off costs of £153m, associated and necessary in achieving the synergies and benefits, were charged in the 2002. £132m was charged in 2001 and in total, by end 2004 we expect to have incurred costs of £450m.

The estimated profit and loss impact of total cost savings and revenue benefits (excluding one off costs) in each financial year are shown below.

Annual Profit from Synergies	£m
2001 (actual)	22
2002 (actual)	209
2003	470
2004	770
2005	800

From the end of 2004, cost savings and net revenue benefits are estimated to total at least £800m per annum. Cost savings will contribute £385m and net revenue benefits £415m. An analysis by division is provided below.

Expected Run Rate Benefit from January 2005

	Net Revenue Benefits £m	Cost Savings £m	Total £m
Retail Banking	70	140	210
Insurance & Investment	55	10	65
Corporate Banking	150		150
Business Banking	120		120
Treasury	20	25	45
Group Services		210	210
	415	385	800

December 2001 Comparative Figures

The comparative figures for the year ended 31 December 2001 have been restated primarily to reflect changes in accounting policies arising from the adoption of FRS 19 'Deferred Tax', UITF 33 'Obligations in capital instruments' and the adoption of unsmoothed asset values for purposes of projecting cash flows in determining income from the life assurance businesses attributable to shareholders. Previously, a smoothed approach was adopted by HBOS. The new methodology is consistent with that adopted by other bancassurers.

Financial Review and Risk Management continued

The effect of these changes on the reported results for 2001 are:

	As Reported £m	Adjustments £m	As Restated £m
Net operating income	6,872		6,534
Operating profit	2,670		2,332
Profit before tax and exceptional items	2,853		2,515
Profit before tax	2,630		2,292
All adjusted by:			
Effect of changing to unsmoothed asset values in embedded value calculations		(320)	
Implementation of UITF 33		(18)	
Profit after tax	1,865		1,629
Adjusted by:			
Aggregate adjustments noted above		(338)	
Tax there on		92	
Implementation of FRS 19		10	
Profit attributable to shareholders	1,676		1,468
Adjusted by:			
Post tax adjustments as above		(236)	
Impact of post tax adjustments on equity and non equity minority interests		28	
Shareholders' funds	11,468		11,413
Adjustments to 2001 profits as above		(208)	
Adjustments to earlier years profits – FRS 19		125	
– EV profits		28	
Total assets	312,275		312,071
Total assets excluding long term assurance assets	274,674		274,470
Both adjusted by:			
Effects of changing to unsmoothed asset values in embedded value calculations		(200)	
FRS 19 impact on interest in associates and joint ventures		(4)	
Key ratios:			
Post tax return on mean equity (%)	18.2		15.1
Cost:income ratio (%)	44.7		49.2
Underlying earnings (pence)	56.6		47.7
Basic earnings (pence)	46.4		40.5
Tier 1 capital ratio (%)	7.9		7.9
Total capital ratio (%)	10.6		10.6

European Economic and Monetary Union (EMU)
The Government has confirmed that it will make a decision on UK entry to the single currency within 2 years of commencement of the current parliament i.e. by June 2003.

The Group continues to monitor Government developments and remains actively involved in discussions within the Banking industry and other sectors of the economy to help assess the implications for the Group and its customers. The Group has undertaken an assessment of the potential impact arising from UK entry to the single currency and what such a programme of work would entail. This work is being undertaken under the direction of the Group's Euro Preparations Task Force, comprising senior representatives of the Group's UK business areas and support functions.

The uncertainty that exists around the Government's intentions and timings is such that it is not possible to make an accurate assessment of the total costs that would be involved in the euro changeover programme.

The Group's Operating Controls
This section reviews the Group's approach to risk management by describing:

- general principles for internal control and operating practices;
- the governance structure for the Group's controls;
- the Group Risk functions which oversee risk management activities; and
- the major types of risks to which the Group is subject.

Internal Control
The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. This system has been in place throughout the period to the date of approval of the Annual Report and Accounts. It is regularly reviewed by the Board and accords with the Turnbull guidance on internal control.

In addition the Board has reviewed the effectiveness of the system of internal control specifically for the purposes of this statement.

The system of internal control provides for a documented and auditable trail of accountability and applies across the Group's operations. It covers strategic, financial, regulatory and operational risks and provides for assurances to successive

levels of management and, ultimately, to the Board.

The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable – and not absolute – assurance against material misstatement or loss.

Operating Principles and Practices
The Group seeks to maintain high standards of business conduct across all of its operations.

The risk appetite of the Group is set by the Board. The strategy for managing risk is formulated by the Executive and recommended to the Board for approval. The Group Management Board also reviews the effectiveness of the risk management systems through reports from management and from the Group risk committees.

Management has the prime responsibility for identifying and evaluating significant risks to the business and for designing and operating suitable controls. Internal and external risks are regularly assessed, including control breakdowns, disruption of information systems, competition and regulatory requirements.

The assessment process is consistent across the Divisions and Group Functions and uses an iterative challenge process to provide successive assurances to ascending levels of management up to the Board.

In judging the effectiveness of the Group's controls, the Board reviews the reports of the Audit Committee and management. It also considers key performance indicators and reviews monthly financial and business performance showing variances against budgets.

Group Level Control
The Group committee structure considers risks and risk management from the Group's perspective and is supported by the Group Risk functions, namely Group Financial Risk (GFR) and Group Audit, Regulatory and Operational Risk (GAROR). Together they provide central oversight by reviewing and challenging the work of the business divisions' own risk committees and by providing functional leadership in the development and implementation of risk management techniques.

Audit Committee
Without diminishing its own accountability, the Board has delegated certain responsibilities to the Audit Committee including ensuring that there is regular review of the adequacy and efficiency of the internal control procedures and that there is a proper compliance structure throughout the Group. The Group's Audit Committee also acts as the audit committee for Bank of Scotland and Halifax plc, and is supported by five divisional Risk Control Committees and the BankWest Audit Committee.

The Audit Committee, which meets at least quarterly, inter alia reviews management's procedures for:

- identifying business risks and controlling their financial impact;
- preventing or detecting fraud;
- ensuring compliance with regulatory and legal requirements; and
- monitoring the operational effectiveness of policies and systems.

The Audit Committee, which summarises its findings to the Board, obtains assurance about the internal control and risk management environment through regular reports from GFR and GAROR and consideration of external auditors' reports and review of the minutes and work of divisional Risk Control Committees.

The divisional Risk Control Committees (which are described under 'Divisional Level Controls' below) and the BankWest Audit Committee operate under delegated authority from the Audit Committee and the planning and co-ordination of their activities is reviewed by the Audit Committee. The divisional Risk Control Committees review, on behalf of the Audit Committee, the adequacy of the five business divisions' systems of internal control (including financial, regulatory and operational risk management).

Group Credit Risk Committee
The Group Credit Risk Committee (GCRC) is responsible for assisting the Board to formulate the Group's risk appetite, policies and strategies for managing the credit risk facing the Group.

It is also responsible for the implementation and maintenance of the Group's Credit Risk Management framework. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates credit risks to monitor the overall Group position independently from the business divisions.

Group Asset and Liability Committee
The Group Asset and Liability Committee (GALCO) is responsible for the implementation and maintenance of the overall risk management framework relating to balance sheet structure, market risks, trading, funding and liquidity management across the Group's banking business. It recommends market risk appetite, policy and guidelines to the Board. It is supported by GFR, which monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position independently from the business divisions.

Group Insurance and Investment Risk Committee
The Group Insurance and Investment Risk Committee (GIIRC) is responsible for the implementation and maintenance of the overall risk management framework relating to investment, credit, market and insurance risks, together with asset and liability management, within the Insurance and Investment Division of the Group. It recommends policy limits and guidelines to the Board.

It is supported by GFR, which monitors compliance with the relevant Group policies, standards and limits and aggregates certain risks to monitor the overall Group position.

Group Operational and Regulatory Risk Committee
The Group Operational and Regulatory Risk Committee (GORRC) is responsible for the overall operational and regulatory risk management framework across the Group. It recommends policy and guidelines to the Board. It is supported by Group Regulatory Risk and Group Operational Risk, which recommend and monitor compliance with Group policies and standards.

Group Risk
Group Risk consists of two functions, GFR and GAROR, both of which report to the Group Finance Director. The Chief Financial Risk Officer, Head of GAROR, Head of Group Internal Audit, Head of Group Regulatory Risk and Head of Group Operational Risk all have direct access to the Chairman of the Audit Committee and the Chief Executive.

The Group Risk areas provide functional leadership for specialist personnel throughout the Group's business areas and oversee risk management activities across the Group to ensure minimum standards are met and monitor aggregate risk data at Groupwide and cross-divisional regulated entity levels.

GFR has three main areas of focus:

- Group Asset and Liability Management monitors compliance with Group policies, standards and limits and aggregates market risks to monitor the overall Group position.
- Group Credit Risk monitors compliance with Group policies, standards and limits and aggregates all credit risks to monitor the overall Group position. In addition, specified Group Credit

Financial Review and Risk Management continued

Risk colleagues have the authority to sanction specific transactions.

- Group Insurance and Investment Risk monitors compliance with the relevant Group policies, standards and limits and aggregates certain risks to monitor the overall Group position.

GAROR has three main areas of focus:

- Group Internal Audit supports the Audit Committee, divisional Risk Control Committees and senior management by reviewing independently and objectively the effectiveness of the control and risk environment.
- Group Regulatory Risk supports the GORRC to recommend policies and standards on regulatory risk and cultural issues for approval by the Board. It is also responsible for oversight of the Group's adherence to regulatory requirements and for oversight of communications with regulators on a Group-wide basis, with direct responsibility for relations with the Financial Services Authority (FSA), the Group's principal regulator.
- Group Operational Risk supports the GORRC to recommend policies and standards on operational risk for approval by the Board, providing operational risk oversight of the implementation of those policies and standards.

Divisional Level Controls
Divisional Chief Executives have responsibility for managing strategic, market, credit, regulatory and operational issues affecting their own operations within the parameters of the Group policies set by the Board. All business divisions have divisional Risk Control Committees which comprise at least two independent Non-executive Directors and an Executive Director, independent of that division, to provide objective assurance on the effectiveness of the division's internal control and risk management. These committees meet regularly to review the significant risks facing their division's business and the techniques used to identify, assess and manage them. Each business division also has its own risk management committee or committees, which relevant Group Risk personnel attend.

Regulatory Controls
The Group's business areas are regulated by a range of authorities including the FSA, the Group's principal regulatory authority, and regulators in overseas jurisdictions in which the Group operates.

The Group's activities are monitored by the regulators through periodic reviews and inspections. External auditors report to the regulators, when requested, on certain aspects of internal controls and other matters. The findings of those reports are also considered by the appropriate divisional Risk Control Committees, Audit Committees and Boards.

Mapping and Managing Risk
The Group is subject to risks, inherent in financial services activity. The Group's principal activities are the provision of retail, business and corporate banking services, investment management and insurance. It consequently makes loans to and takes deposits from customers and wholesale counterparties while the activities of Insurance and Investment Division carry investment management and insurance underwriting risks.

Credit Risk
This is the risk of financial loss from a customer's failure to settle financial obligations as they fall due. GCRC, which was chaired until his retirement by the Executive Deputy Chairman, and thereafter by the Group Finance Director, and is comprised of senior executives, meets monthly (in general) and reviews the Group's lending portfolio to ensure a Group-wide understanding and control of credit risk.

Day to day management of credit risk is undertaken by specialist credit teams working within each business area in compliance with policies approved by the Board. A specialist support function within GFR provides centralised expertise in the area of credit risk measurement and management techniques. Performance of each portfolio is reported to GCRC.

In Retail Banking use is made, where it is practical to do so, of software technology in credit scoring new applications and current account overdraft extensions. In addition, behavioural scoring is used. Collections activity for credit card and current accounts, and for personal loans, is centralised for the various products, and software systems are used to prioritise action. Mortgage collection is conducted through a number of payment collection departments.

Within Business Banking, small business customers may be rated using scorecards in a similar manner to retail customers. Larger SME (small to medium enterprises) customers are typically rated in the same way as corporate customers. Corporate Banking conduct a full credit assessment of the financial strength of each potential transaction and/or customer, awarding an internal risk rating. Internal ratings are reviewed regularly.

For HBOS Treasury Services, policies are established and reviewed by the Group Wholesale Credit Committee, a sub-committee of GCRC.

The controls applied to lending assessment processes consider environmental risk and the potential impact this may have on the value of the underlying security.

Insurance and Investment Risk
Insurance risk is the potential for loss arising from poor experience in relation to insurance contract pricing parameters (for both life and general insurance products). Investment risk is the potential for financial loss arising from the risks associated with the fund management activities of the Group. This includes both the assets where the Group retains the primary risk and those assets where it is retained by third parties, including policyholders.

Day to day management of such risk is undertaken both by line management and by specialist teams within the Insurance and Investment Division. Full use is made of the statutory Appointed Actuary and (Pension) Scheme Actuary roles, both to ensure regulatory compliance (in respect of the authorised insurance companies in the Group) and to meet HBOS control standards.

GIIRC receives regular reports on specified aggregate risks across the division.

Regulatory Risk
This is the risk that the Group, or any part of it, fails to meet the requirements or expectations of regulatory authorities or supervisors responsible for enforcing legislation, codes, or regulations governing the way that the Group's business activities are conducted within the UK or elsewhere. Regulatory risk can also arise where the Group fails to anticipate and manage regulatory change adequately.

Day to day management of regulatory risk is undertaken both by line management and specialist teams of compliance experts working within business areas. Reports on regulatory risk management are made by business areas and divisions to their Risk Control Committee and individual company Audit Committee. Group Regulatory Risk provides a high level assessment to the Audit Committee.

Operational Risk
HBOS has adopted the industry standard Basel Committee on Banking Supervision definition of operational risk:

"The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events."

The management of operational risk is an intrinsic part of every business manager's role. HBOS's approach is to ensure business

managers identify, assess, prioritise and manage all substantial risks in a cost effective and consistent manner.

To this end HBOS uses a combination of risk self assessment, risk event and key risk indicator analysis, appropriate insurance cover and contingency arrangements, together with sound control procedures and systems. This approach is entirely consistent with the current requirements under the new Basel Capital Accord.

Each division and Group function is required half yearly to compile an operational risk profile which sets out the internal assessment of risk and controls against consistent categories as a form of self certification. These profiles are presented to the Risk Control Committees, the Audit Committee and the Board and are subject to independent review by the relevant risk teams. They are also validated by Group Internal Audit during the course of their work.

In addition a number of specialist support functions provide centralised expertise in operational risk areas such as information security, fraud, corporate insurance and business continuity planning.

Liquidity Risk
Liquidity risk is the risk that the Group will be unable to meet financial commitments arising from the cashflows generated by its business activities. This risk can arise from mismatches in the timing of cashflows relating to assets, liabilities and off-balance sheet instruments.

The Group's UK liquidity is managed by HBOS Treasury Services. It operates within a framework and policies determined by GALCO which ensures that the Group's funding requirements can be met at all times and that a stock of high quality liquid assets is maintained in a form and at a level which reflects prudent banking practice.

A further objective is to raise funding as cost effectively as possible whilst ensuring that no significant unintended mismatches arise between loans and deposits. Close control is exercised over both volume and quality of short-term deposits, with the sources and maturities being managed to avoid a concentration of funding requirements at any one time from any one source. The framework ensures that the Group meets regulatory authority requirements.

Market Risk
This is the risk of financial loss from changes in market prices of financial instruments – typically resulting from movements in interest rates (interest rate risk), equity or other indices, and foreign exchange rates (foreign exchange risk). Overall accountability for the management of market risk and responsibility for allocating limits for banking activities, within the parameters set by the Board, lies with GALCO.

Interest Rate Risk
The primary market risk faced by the Group is interest rate risk. Interest rate risk exists where the Group's financial assets and liabilities have interest rates set under different bases or reset at different times.

The Group assumes interest rate risk from dealings with customers, through fixed term lending, deposit taking or derivative contracts. This risk is monitored by Group and divisional Asset and Liability Management within a framework determined by GALCO. Trading activity is undertaken by HBOS Treasury Services.

The effect of interest rate movements is assessed using sensitivity analysis and other modelling techniques. Sensitivity to interest rate movements is shown in Note 44 to the Accounts on pages 105 and 106 which provides the year end repricing profile for the Group's financial assets and liabilities in the non-trading book, which includes lending, funding and liquidity activities.

Foreign Exchange Risk
Structural foreign exchange exposures, which are set out in Note 46 of the Accounts on page 107, arise from the Group's investments in overseas subsidiaries, branches and other investments.

Foreign exchange exposures in Treasury Services, which arise in the normal course of business, are transferred to the trading book where they are managed within GALCO approved limits.

Trading
The Group's market risk trading activities are principally conducted by HBOS Treasury Services in the UK. The regulatory capital charge for market risk trading exposures represents less than 1.58% of the Group's capital base.

The Group employs several complementary techniques to measure and control trading activities including: Value at Risk (VaR), sensitivity analysis, stress testing and position limits. The VaR model used forecasts the Group's exposure to market risk within an estimated level of confidence over a defined time period.

The average VaR value in 2002 was £11.1m. The calculation is based upon a confidence interval of 99% with a one day holding period.

The principal areas of market risk taken are interest rate (outright positioning, basis, spread and volatility risk), and foreign exchange risk. There is no material commodity or equity exposure.

The current methodology for providing an aggregated VaR for the business uses very conservative assumptions. In order to assess the effectiveness of VaR the Group uses a technique known as backtesting which compares the daily profit and loss from trading activities to the VaR estimate for that day. Backtesting results show that the VaR measure calculated for each day was never exceeded by profit and loss volatility during 2002. Daily standard deviation of trading profit and loss was £1.7m.

The Group recognises that the VaR methodology cannot guarantee the maximum loss that may be suffered in any trading period, particularly in the event of market turmoil. Therefore, stress testing is used to simulate the effect of selected adverse market movements.

The Group's trading market risk exposure for the year ended 31 December 2002 is analysed in Note 45 on page 106 of the Accounts.

Derivatives
In the normal course of banking business, the Group uses a limited range of derivative instruments for both trading and non-trading purposes. The principal derivative instruments used are interest rate swaps, interest rate options, cross currency swaps, forward rate agreements, forward foreign exchange contracts and futures. The Group uses derivatives primarily as a risk management tool for hedging interest rate and foreign exchange rate risk.

The table over the page provides an illustration of the traditional banking services and activities which can give rise to market risk exposures and the way in which this can be managed and mitigated by using derivatives.

Financial Review and Risk Management continued

Activity	Risk	Type of Derivative
Management of the investment of reserves and other non-interest bearing liabilities	Sensitivity to falls in interest rates	Receive fixed interest rate swaps Purchase of interest rate floors
Fixed and capped rate mortgage lending	Sensitivity to increases in interest rates	Pay fixed interest rate swaps Purchase of interest rate caps
Fixed rate savings products	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate funding	Sensitivity to falls in interest rates	Receive fixed interest rate swaps
Fixed rate asset investments	Sensitivity to increases in interest rates	Pay fixed interest rate swaps
Investment and funding in non-sterling currencies	Sensitivity to changes in foreign exchange rates and interest rates	Cross currency interest rate swaps Foreign exchange contracts
Investment in assets/issuance with embedded options	Sensitivity to changes in underlying rates and rate volatility	Interest rate swaps, caps and floors Matched swaps with embedded options

The Group's activity in derivatives is controlled within risk management limits set by GALCO. This framework recognises the principal risks including credit, operational, liquidity and market risk associated with derivatives. Details of derivative contracts outstanding at the year end are included in Note 41 of the Accounts on pages 101 and 102.

The Basel Capital Accord

The new Basel Capital Accord (BIS II) will radically amend the established standards for capital adequacy in banks. It aims to:

- Ensure banks' regulatory capital requirement more accurately reflects their risk profile
- Separate operational risk from credit risk and provide capital charges for each
- More closely match regulatory and economic capital, and
- Encourage the use of internal ratings systems to derive regulatory capital requirements.

BIS II is based on three 'pillars', designed to ensure that banks have an adequate investment in the effective monitoring and implementation of risk management models, practices and systems.

- Pillar 1: Minimum Capital Requirements: Formula driven risk based capital requirements to motivate banks to improve risk management and risk measurement capabilities.
- Pillar 2: Supervision: Creating a supervisory framework and providing the regulators with powers to set capital requirements.
- Pillar 3: Market Discipline: Requiring banks to disclose capital structure, risk exposures and capital adequacy in a detailed, transparent manner.

The expected date for implementation of BIS II is 1 January 2007, following a one year parallel running phase with BIS I, the current framework.

The Group has a strategic programme to prepare for BIS II, which is part of wider investment in the development of risk management and reporting systems. This is being overseen by the Risk Management Development Forum, which is chaired by the Chief Financial Risk Officer. A Basel programme office co-ordinates activities across the Group.

The Board

Chairman

Dennis Stevenson
Age 57, Dennis was appointed a Director of Halifax in May 1999 and became Chairman in July of that year. Following the merger of Bank of Scotland and Halifax in September 2001, Dennis became Chairman of HBOS plc. He is also Chairman of Pearson plc and a Non-executive Director of Manpower Inc, Chairman of the House of Lords Appointments Commission and Chancellor of the London Institute.

Chief Executive

James Crosby
Age 46, James joined Scottish Amicable in 1977 and spent 10 years as a fund manager followed by senior positions in IT, marketing, finance and corporate development. He led the establishment of the joint venture with J Rothschild Assurance (1991) of which he was a Director until 1994. In 1994 he joined Halifax Building Society as Managing Director, Halifax Life and following the acquisition of Clerical Medical in 1996 he became Financial Services and Insurance Director of Halifax plc. On 1 January 1999 James was appointed Chief Executive of Halifax and also became a Director of St. James's Place Capital plc in June 2000. In September 2001, following the merger of Bank of Scotland and Halifax, James became Chief Executive of HBOS plc. On 26 November 2002 he was appointed a Non-executive Director of Granada plc. James is a Fellow of the Faculty of Actuaries.

Executive Directors

Mike Ellis
Age 51, Mike joined Halifax Building Society in June 1987 as Treasurer after holding several appointments in the local government sector. He became Group Treasurer in June 1989, General Manager, Treasury and European Operations in August 1992 and Managing Director, Treasury and Overseas Operations in August 1995. In December 1996, he became Banking and Savings Director and in January 1999, became Retail Financial Services Director with responsibility for Mortgages and Savings, Banking and Consumer Credit, General Insurance, Long Term Savings and Marketing, with additional Board responsibility for Distribution. In October 1999, Mike was appointed Chief Operating Officer of Halifax and following the merger of Bank of Scotland and Halifax in September 2001, became Group Finance Director of HBOS plc. Mike is a Fellow of the Chartered Institute of Bankers in Scotland and of the Association of Corporate Treasurers. He is also a member of the Chartered Institute of Public Finance and Accountancy.

Phil Hodkinson
Age 44, Phil joined Allied Dunbar in 1984 and became Managing Director before moving to Eagle Star Life as Chief Executive. Phil has run the UK life business of Zurich Financial Services and was the founder of Zurich's UK Enterprise portfolio of new insurance, banking and e-commerce operations. He was appointed Chief Executive of the Insurance & Investment Division of HBOS plc in September 2001 and is also Chairman of the HBOS Foundation. Phil is a Fellow of the Institute of Actuaries.

Andy Hornby
Age 36, after graduating from Oxford Andy joined the Boston Consulting Group where he spent three years working on a range of projects, principally in the media and retail sectors. He then went to Harvard, where he obtained his MBA. On his return, Andy joined Blue Circle, where he held a number of senior line management roles. He moved to ASDA in 1996 and held numerous roles including Director of Corporate Development, Retail Managing Director and finally Managing Director of George, ASDA's clothing business. Andy joined Halifax on 1 November 1999 as Chief Executive, Halifax Retail and was appointed to the Board on 18 November 1999. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc.

Colin Matthew
Age 52, Colin joined Bank of Scotland in 1966 and in 1991 was appointed Divisional General Manager, UK Banking-England. In 1994 he was appointed to the Bank of Scotland's Management Board as General Manager with responsibility for Bank of Scotland Treasury Services plc. In April 1999, Colin became a member of Bank of Scotland's Group Management Board and was appointed Divisional Chief Executive of Business Banking before being appointed a Director of Bank of Scotland in May 2000. Following the merger of Bank of Scotland and Halifax in September 2001, Colin became Chief Executive of the Business Banking Division of HBOS plc. Colin is a Fellow of The Chartered Institute of Bankers in Scotland.

Gordon McQueen
Age 56, prior to joining the Bank of Scotland in 1976, Gordon was with Ivory and Sime as an Equity Portfolio Manager from 1973 to 1975 and spent a year with Hendry Widnell & Stewart Limited as Chief Accountant. He joined the International Division of Bank of Scotland where he held a variety of posts, culminating in his appointment as General Manager of the Division in 1989 when he also became a member of Bank of Scotland's Group Management Board. In 1990 he became General Manager of Treasury Division and in 1993 became General Manager, UK Banking-England, based in London. In April 1999, Gordon became Divisional Chief Executive, Group Treasury and Finance and Chief Executive of Bank of Scotland Treasury Services plc. He was appointed a Director of Bank of Scotland in May 2000 and following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Treasury Division of HBOS plc. Gordon is a Member of the Institute of Chartered Accountants of Scotland.

George Mitchell
Age 52, George joined Bank of Scotland in 1966 and became an Associate of the Institute of Bankers in Scotland in 1971 and a Fellow in 1993. He has worked in a wide range of business areas and a number of locations including London, New York and Hong Kong. In February 1994 George returned to Edinburgh as General Manager with responsibility for the Bank's Centrebank Division and was also appointed to Bank of Scotland's Group Management Board. In May 2000 he was appointed a Director of Bank of Scotland and he also became Treasurer and Managing Director of Bank of Scotland in June 2001. In September 2001, following the merger of Bank of Scotland and Halifax, George became Chief Executive of the Corporate Banking Division of HBOS plc. On 6 January 2003 he was appointed Governor of the Bank of Scotland.

The Board

Non-executive Directors

Charles Dunstone
Age 38, Charles is Chief Executive Officer of The Carphone Warehouse Group PLC, Europe's largest independent retailer of mobile communications equipment, which he founded in 1989. In February 2000 he was appointed as a Non-executive Director of Halifax and following the merger of Bank of Scotland and Halifax in September 2001, Charles was appointed as a Non-executive Director of HBOS plc.

Deputy Chairman Sir Ronald Garrick
Age 62, Sir Ronald was Chairman of the Weir Group PLC between January 1999 and June 2002, having been Chief Executive since 1982, joining as a graduate trainee in 1962. Sir Ronald was awarded the CBE in 1986 and a Knighthood in 1994 for services to industry and public life in Scotland. He was Deputy Chairman of Scottish Enterprise from 1992 to 1996 and is a former Director of Shell UK and Scottish Power plc. In September 2001, following the merger of Bank of Scotland and Halifax, Sir Ronald was appointed a Non-executive Director of HBOS plc and in January 2003, he became Deputy Chairman of HBOS plc. Sir Ronald is a Chartered Engineer and was appointed a Fellow of the Royal Academy of Engineering in 1984.

Anthony Hobson
Age 55, Anthony is Deputy Chairman of Northern Foods plc and a Non-executive Director of Glas Cymru Cyfyngedig and Jardine Lloyd Thompson Group plc. A Chartered Accountant, he was Group Finance Director of Legal & General Group plc for fourteen years, retiring in February 2001. He was the Senior Independent Director of Thames Water plc. Anthony joined the board of Halifax in May 2001 and, following the merger of Bank of Scotland and Halifax in September 2001, he was appointed a Non-executive Director of HBOS plc and is also Chairman of the Audit Committee.

Brian Ivory
Age 53, Brian was formerly Chairman of Highland Distillers plc, having been a Director since 1978. In 1988 he was appointed Managing Director of Highland Distillers and was Group Chief Executive from 1994 to 1997. He was also Chairman of Macallan-Glenlivet plc from 1996 to 1999 and Treasurer of the Scotch Whisky Association. Brian is Chairman of The Scottish American Investment Company PLC and a Director of Remy Cointreau S.A. and is also Chairman of the National Galleries of Scotland. In February 1998, Brian was appointed a Non-executive Director of Bank of Scotland and following the merger of Bank of Scotland and Halifax in September 2001, he was appointed a Non-executive Director of HBOS plc. Brian is Chairman of the Remuneration Committee. Brian is a Fellow of the Royal Society of Arts and the Royal Society of Edinburgh. He is also a Freeman of the City of London and a Companion of the Institute of Management and used to serve as a member of the Scottish Economic Council.

John Maclean
Age 59, John is a Non-executive Director of Scottish Value Trust PLC and a number of unlisted companies. He was a Founder and Director of Kelvin Shipholdings Limited, a company involved in the ownership and trading of vessels in the dry bulk shipping market. John was appointed a Non-executive Director of Bank of Scotland in 1995 and following the merger of Bank of Scotland and Halifax in September 2001, was appointed a Non-executive Director of HBOS plc.

Coline McConville
Age 38, Coline is the Chief Executive Officer, Europe of Clear Channel International Limited. She was previously with McKinsey & Co. Limited Management Consultants and The L E K Partnership, the German based Management Consultant. She started her career working for the Australian Consolidated Press in Sydney, Australia. Coline was appointed to the Board of Halifax in February 2000 and in September 2001, following the merger of Bank of Scotland and Halifax, she was appointed a Non-executive Director of HBOS plc.

Sir Bob Reid
Age 68, Sir Bob was Chairman and Chief Executive of Shell UK Limited until 1990 and Chairman of British Railways Board between 1990 and 1995. He is Non-executive Chairman of the International Petroleum Exchange of London, Chairman of the Kings Cross Partnership, Non-executive Director of Sun Life Assurance Company of Canada, Siemens Holdings plc, Avis Europe plc, The Merchants Trust plc and Sondex Limited. He is also Chairman of the Foundation for Management Education and a Trustee of the Foundation for Young Musicians, the Civic Trust and The IPE Charitable Trust. Sir Bob was appointed to the Board of Bank of Scotland in 1987 and was appointed Deputy Governor in 1997. Following the merger of Bank of Scotland and Halifax in September 2001, Sir Bob was appointed the Senior Non-executive Director of HBOS plc. Sir Bob is a Companion of the Institute of Management and was awarded an Honourary Degree as a Doctor of Laws from both St. Andrews and Aberdeen Universities in 1987 and 1988 respectively. In 1990 he was awarded an Honorary Degree as a Doctor of Science from Salford University. He is Chancellor of Robert Gordon University.

Louis Sherwood
Age 61, Louis is Chairman of Govett European Technology and Income Trust PLC and is also a Non-executive Director of ASW Holdings PLC, ROK Property Solutions plc and Wessex Water Services Limited. In 1988 he became Chairman and Chief Executive of Gateway Foodmarkets until the takeover of Gateway Corporation in 1989. Louis was formerly Chairman of HTV Group plc between 1991 and 1997. He joined the Board of Halifax in 1997 as a Non-executive Director and was Chairman of Clerical Medical Investment Group from 2000 to 2001. Following the merger of Bank of Scotland and Halifax in September 2001, he became a Non-executive Director of HBOS plc. Louis gained an MBA at the Stanford Graduate School of Business and an MA at Oxford.

Philip Yea
Age 48, Philip held several senior business and financial positions before being appointed Finance Director of Guinness plc in December 1993. Following the merger with Grand Metropolitan to form Diageo he was Group Finance Director of the enlarged Group until the end of June 1999. He then joined Investcorp the international investment group. He is also a Non-executive Director of Manchester United PLC. Philip was appointed a Non-executive Director of Halifax in October 1999 and appointed a Non-executive Director of HBOS plc following the merger of Bank of Scotland and Halifax in September 2001. Philip is a Fellow of the Chartered Institute of Management Accountants.

Directors' Report

The Directors have pleasure in presenting the Report and Accounts of HBOS plc for the year ended 31 December 2002.

Principal Activities
HBOS plc is the holding company of the HBOS Group. The principal activities of the Group are the provision of banking and other financial services in the UK and overseas. The Group's existing business and future prospects are reviewed by the Chairman on pages 2 and 3 and the Chief Executive as set out in 'The Rough Report' and in the Divisional Reviews on pages 4 to 27. Financial aspects are covered in the Financial Review and Risk Management report on pages 33 to 42. A list of the main subsidiary undertakings, and the nature of each company's business, is given in Note 55 to the Accounts on page 112.

Results and Dividends
The Group profit attributable to shareholders for the year ended 31 December 2002, as shown in the Consolidated Profit and Loss Account, was £1,916 million. An interim dividend of 9.8p per Ordinary Share was paid on 25 October 2002. The Directors propose a final dividend of 19.6p per Ordinary Share to be paid on 23 May 2003 to shareholders on the register at the close of business on 14 March 2003, subject to approval at the Annual General Meeting. Shareholders will be offered the choice of receiving additional ordinary shares rather than cash in respect of this dividend.

Directors
Details of the present Directors are given on pages 43 and 44. Lord Simpson retired as a Director at the conclusion of the Annual General Meeting on 15 May 2002. Sir Peter Burt retired on 6 January 2003. Following Peter Burt's retiral Sir Ronald Garrick was appointed Deputy Chairman of the Group with effect from 6 January 2003. Sir Ronald Garrick, Anthony Hobson, Andy Hornby, Coline McConville, George Mitchell and Philip Yea, retire by rotation and resolutions for their re-election will be proposed at the Annual General Meeting. Particulars of Directors' remuneration and interests in shares of the Company are given in the Report of the Board in relation to remuneration policy and practice on pages 47 to 61.

Employees
The Group encourages applications for employment from disabled people and gives full consideration to such applicants based on their skills and abilities. In the event of an existing employee becoming disabled, the Group provides counselling and training support and seeks to provide a suitable alternative position within the Group if the individual is unable to continue in their previous role. The Group offers training and career development for all disabled staff. The views of colleagues with a disability are sought through disability forums to ensure that the Group's policies continue to recognise their requirements.

Employee communication issues are reviewed on page 29.

Charitable and Political Donations
During the year the Group made charitable donations in the UK of £4.5 million. Additionally £2.2 million in total has been made available to charities as a result of their affinity to the Visa Charity credit cards offered by Halifax plc and Bank of Scotland.

Payment Policy
For the forthcoming period the Group's policy for the payment of suppliers will be as follows:

- Payment terms will be agreed at the start of the relationship with the supplier and will only be changed by agreement;
- Standard payment terms to suppliers of goods and services will be 30 days from receipt of a correct invoice for satisfactory goods or services which have been ordered and received unless other terms are agreed in a contract;
- Payment will be made in accordance with the agreed terms or in accordance with the law if no agreement has been made; and
- Suppliers will be advised without delay when an invoice is contested and disputes will be settled as quickly as possible.

HBOS plc complies with the Better Payment Practice Code. Information regarding this Code and its purpose can be obtained from the Better Payment Practice Group's website at www.payontime.co.uk.

The Company's main trading subsidiary undertakings, Halifax plc and Bank of Scotland had trade creditors outstanding at 31 December 2002 representing 22 days of purchases for each company.

The Company itself owed no amounts to trade creditors at 31 December 2002.

Share Capital
Full details of the movements in the authorised and issued share capital of the Company during the year are provided in Note 36 to the Accounts on page 98.

On 27 February 2002 the Company announced a placing of its ordinary shares. 172.5 million shares were issued between 5 and 7 March 2002 at a price of 740p per share, raising proceeds (net of expenses) of £1,258 million. The proceeds of the placing were used for general business purposes.

On 12 June 2002 the Company purchased 14,626,075 ordinary shares (representing 0.4% of the issued ordinary share capital) from Halifax QUEST Trustees Limited for a consideration of £1,000. On the same day these shares were cancelled and the Company issued the same number of ordinary shares, at their nominal value of 25p per share, to HBOS QUEST Limited. The transaction, which was approved by shareholders at the 2002 Annual General Meeting, resolved an outstanding matter from the corporate restructuring of Halifax plc in 1999 and the subsequent merger of Halifax and Bank of Scotland in 2001. The shares issued to HBOS QUEST Limited will be used to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the sharesave schemes operated by the Company.

The Company has authority to purchase up to 356,656,709 of its ordinary shares. The authority remains valid until the Annual General Meeting in 2003 or, if earlier, 15 August 2003. A resolution will be put to shareholders to renew the authority at the Annual General Meeting.

At the date of this report there is a disclosable interest in the issued share capital notified to the Company in accordance with sections 198 to 208 of the Companies Act 1985, by Barclays PLC on 3 December 2002, in respect of 114,385,495 ordinary shares being 3.02% of the current issued ordinary share capital.

Directors' Report continued

Post Balance Sheet Events
On 31 January 2003, Insight Investment Management Ltd, a subsidiary of HBOS plc, acquired Rothschild Asset Management for consideration of £61 million.

Properties
The Directors are of the opinion that the current market value of the Group's properties is not significantly different from the amount at which they are included in the balance sheet.

Auditors
A resolution to re-appoint KPMG Audit Plc as auditors will be put to shareholders at the Annual General Meeting.

On behalf of the Board

H F Baines
Company Secretary
24 February 2003

Report of the Board in relation to remuneration policy and practice



Brian Ivory
Chairman, Remuneration Committee

Letter from the Remuneration Committee

As you will see in the pages that follow, this report provides comprehensive information on reward in HBOS, particularly in relation to Directors. Legislation now requires more disclosure on current reward than ever before and the Committee and Board support that principle. Just as importantly, however, we have very clear views on reward policy and practice; on colleague motivation through financial reward and by other means; and on the alignment of shareholder and colleague interests.

We think that it is important, therefore, that we set out to shareholders our general reward policy – so that there is context to the specific reward practice covered later in this report.

For almost all colleagues in HBOS, from the most junior to the most senior, there are four common reward principles.

1 Salary. Salary policy is modelled around a median position in the UK financial services market, taking account of the general and specific knowledge requirements of each role, the skills needed to undertake it and the accountabilities it carries. **Salary practice** also takes account of the talents which an individual brings to a role, the value of the outputs which that individual delivers and the individual's marketability and future potential.

2 Short-term incentives. Short-term (annual) incentives are linked to the delivery of our annual operating plans; are usually team based; and are, wherever possible, focused on 'line of sight' issues – namely the elements of the operating plans for which the team has prime or major accountability.

The outcomes of these incentive plans can be taken in cash, or the cash can be used to buy HBOS shares which are then enhanced in number by 50% if the shares are held for at least three years. We call this **'sharekicker'**. We believe that all our colleagues should be shareholders in HBOS and this is one way in which we encourage this behaviour.

3 Long-term incentives. Long-term (generally three year or five year) incentives are all share-based and are linked directly to the creation of shareholder value.

In HBOS's first full year of operation, the vast majority of colleagues – although not our most senior team – were granted **share options** so as to create a commonality of interest with shareholders. In addition, we launched a **'sharesave'** scheme through which colleagues can buy HBOS shares by saving over three year or five year periods.

For our 140 most senior colleagues, the long-term incentive is focussed on **share grants**. Outcomes are determined by whether HBOS creates more value for shareholders than the average created by its key competitors. We compare HBOS total shareholder return ('TSR') with the weighted average TSR of our eight key competitors. No grants are released if we match, or if we are worse than, our competitors, taken collectively. If our performance is better than that of our competitors, then colleagues get a proportion of that added value.

We know that many organisations pay out something for average performance and then make higher payments depending on where they finish in a 'league table' of competitors. We believe that our scheme is more aligned with shareholder interests in that it pays 'nothing for average' and 'a share of added value' for better performance, relative to our competitors.

In 2002, in terms of TSR, HBOS's performance was significantly better than the weighted average performance of our competitors. Participants are not rewarded for this on the basis of that one year performance in isolation. We have to sustain outperformance over at least a three year period before participants receive anything under the share grant scheme.

Whilst our current long-term incentive arrangements can operate until 2011, we recognise that these schemes, as a part of our total reward proposition, seek most closely to align the interests of participants and shareholders. We therefore undertake actively to consult with shareholders on this issue every three years so that these designs continue to be relevant to both parties.

Report of the Board in relation to remuneration policy and practice continued

4 Benefits. The final key component in our reward package is **benefits**, of which the prime component is pensions. We make provision for good pensions on retirement at age 60; for options to take those pensions on appropriate terms as individuals move towards that age; and for excellent protection for individuals and their families in the event of permanent ill-health or death. This report gives full details of the benefits we provide for Executive Directors and the costs of doing so. HBOS provides a comprehensive range of benefits and Group product offerings for all colleagues and, increasingly, is doing so through a flexible scheme which allows colleagues to choose from a menu of benefits to meet their personal circumstances.

Although we have talked here about the four key components of reward, **we regard total reward as the ultimate remuneration measure for colleagues – in much the same way as we regard total shareholder return as the ultimate measure for shareholders**. In total reward, we consider not only the aggregate reward opportunity but also what elements should be guaranteed or variable, what elements should be cash or shares, and what elements should be immediate or deferred. For Executive Directors, for example, for every £100 of total expected reward – namely the level of reward we expect them to receive for on-target performance – about £52 is guaranteed. The rest is variable. The variable part could be as little as £0 or as much as £107 – based on the outcomes of short-term and long-term incentive schemes each of which, as we said earlier, ultimately focus on the creation of shareholder value.

Finally, we would like to comment on merger bonuses. A small number of colleagues – but not Executive Directors – received payments for extraordinary workloads at around the time of the merger in the second half of 2001. We have not paid, nor will we be paying, any 'merger transaction' bonuses. But we will reward colleagues for making the merger a successful one. In 2002, the senior team was given the additional remit of making merger synergy savings of £130m. In practice, we delivered synergy savings of £209m. As a result, those in the senior team of 620 who delivered those savings and also delivered their own operational objectives will receive additional incentives of £5.6m (equivalent to 10% of base salaries) – with the option to invest such incentive in shares through our sharekicker facility.

We hope that this letter helps you understand our reward policy and practice and gives context to the specific details which appear later. **The detail of our reward practice is inevitably complex but the principles are simple. They are right for colleagues and right for shareholders. We hope that you will support them at our AGM.**

Remuneration Committee.

1. Introduction

1.1 Composition and Operation of the Remuneration Committee

The remit of the Committee is given on page 62 in the Corporate Governance Statement. The Committee's members, who are all independent Non-executive Directors, are Brian Ivory (Chairman), Sir Ronald Garrick, Coline McConville and Philip Yea. The Group Chairman, Group Chief Executive, Group Services Director and Head of Group Reward and Recognition attend meetings at the Committee's request.

The Board determines overall remuneration policy for all Directors and other senior colleagues. The Committee determines the actual remuneration arrangements of the Group Chairman and the Executive Directors. The Group Chairman and the Executive Directors determine the actual remuneration arrangements of the Non-executive Directors. No Director is present when his or her own remuneration or contractual terms are being discussed.

The Committee has access to independent and external advice on remuneration matters. The Committee does not retain advisers but uses organisations best suited to undertake specific projects from time to time. For example, during 2002, the Committee took advice, directly or indirectly, from:

- Watson Wyatt, in relation to pension issues for Executive Directors; this organisation also advises the Group and the trustees of various Group pension plans on a range of pension issues;
- Herbert Smith, in relation to contracts for Executive Directors;
- Hay Group Management and Towers Perrin, in relation to reward issues for Directors; these organisations also advise the Group on a range of reward issues; and
- New Bridge Street Consultants, in relation to various policy issues for Directors and in relation to the preparation of this report; this organisation also provides independent performance measurement results for grants under the long-term incentive plan which applies to most senior colleagues.

1.2 Compliance

Full details of the Group's approach to corporate governance, including compliance with the Combined Code appended to the Listing Requirements of the UK Listing Authority, are included in the Corporate Governance Statement on pages 62 and 63.

The Board has followed the Combined Code as well as the new legislation contained in the Directors' Remuneration Report Regulations in preparing this Report and in designing performance-related incentive plans for senior colleagues.

1.3 Service Contracts

In June 2002, the arrangements relating to the provision of the services of the Chairman were extended for a second three year term to June 2005. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fees may be payable.

The Executive Directors have service contracts which can be terminated by the Group on not less than one year's notice and by the Director on not less than six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's base salary may be payable. There is no contractual compensation entitlement for any of the Directors beyond this. The Committee determines any discretionary payments made in such circumstances. Executive Directors are expected to make reasonable efforts to mitigate for loss arising from early termination of their contracts.

In normal circumstances, it is the Committee's policy to design service contracts for any newly recruited Executive Directors in a similar form to the contracts of existing Executive Directors. The Committee believes this policy is appropriate as it maximises potential value for shareholders.

The Non-executive Directors do not have service contracts.

1.4 External Appointments

The Group recognises that Executive Directors may be invited to become Non-executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not impact on their executive duties, Executive Directors are generally encouraged to accept one such appointment. They may retain any resulting fee.

1.5 Share Ownership

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to own shares through:-

- the sharesave plan;
- short-term incentive plans. All colleagues can opt to take the whole or part of their annual incentive in shares rather than in cash, with those who take their annual incentive in shares and retain them for three years receiving a 50% enhancement of their shareholding;
- long-term incentive plans. Share grants of varying percentages of salaries were made to the 140 most senior colleagues effective from the start of 2002. Share options equivalent to 20% of salary were made to all colleagues other than the 40 most senior early in 2002; and
- personal purchase using the Group's sharedealing facility.

Report of the Board in relation to remuneration policy and practice continued

These plans assist the vast majority of colleagues throughout the Group to own shares. They form a key element in the Group's commitment to creating a competitive, flexible and performance-oriented reward structure.

The Group expects all of its Directors (including the Chairman and the Non-executive Directors), together with other senior colleagues, to own significant numbers of shares relative to base salaries or fees. In the case of the Directors the shareholding is expected to be at least 100% of base salary or fee within three years of appointment or by 1 January 2006 whichever is the later.

2. Remuneration Policy for Senior Colleagues

2.1 General Policy

To deliver its objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and their most senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on salary but is on incentive plans that are closely aligned with the delivery of both operating plans and shareholder value.

Therefore, for 2003, as was the case for 2002:-

- salary policy is set at around market median;
- short-term incentive plans are based on the delivery of annual operating plans; and
- long-term incentive plans are focussed on share grants. Participants do not receive any of these shares unless the Group's total shareholder return is above that of the finance sector as measured using the weighted average total shareholder return of a comparator group of companies. This long-term plan is highly geared so that average performance generates no reward but outstanding performance generates relatively high levels of reward.

For remuneration purposes, roles in HBOS fall into one of eight Levels, 1-8. This report covers Directors and other senior colleagues who fall into Levels 7 and 8, 140 colleagues in all.

2.2 Salary

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance industry and in other selected major public companies. Actual salaries are normally reviewed annually but can be reviewed at any time. There is no automatic annual salary increase.

Current base salaries or fees of the Chairman and the Executive Directors after the most recent review in May 2002 (July 2002 in the case of the aggregate fees payable in respect of the Chairman) are:-

Dennis Stevenson £495,000, James Crosby £660,000, Mike Ellis £490,000, Phil Hodkinson £375,000, Andy Hornby £450,000, Gordon McQueen £395,000, Colin Matthew £375,000, George Mitchell £490,000.

At the date of his retirement, Sir Peter Burt's base salary was £632,500.

2.3 Incentive Plans

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the business he or she works in and that of the Group, both annually and over the longer term.

All Executive Directors and a substantial majority of other senior colleagues participate in incentive plans which are Group-wide. Performance targets and levels of participation differ in order to align overall individual remuneration with the Group's policy objectives outlined earlier. Different, market-appropriate, arrangements exist for a small number of senior colleagues within the Group.

Payment of incentives, for Executive Directors and certain other individuals, is subject to the approval of the Committee. Except in circumstances in respect of initial periods of employment, no Executive Director has a contractual right to an incentive.

Incentive arrangements to apply during 2003 are set out below.

2.3.1 Short-term Incentive Plans

The levels of incentive payments are dependent, generally, on the extent to which participants achieve their operating plan objectives. In 2003, for Executive Directors, payment of target incentive will require the achievement of targets which include earnings per share ('EPS') and return on equity ('ROE') and the attainment of a certain level of profit before tax ('PBT'). Examples of benchmark payment levels which apply for 2003 are as follows:-

Category	Incentive as a % of salary	
	Target	Maximum
Executive Directors	40	60
Level 8	35	52.5
Level 7	30	45

EPS, ROE and PBT outcomes are reviewed by the Audit Committee for the purposes of determining outcomes under the plan.

All participants are able to opt to take their annual incentive in shares rather than in cash. Those who do and retain their shares for three years and remain in employment or rank as a qualifying leaver receive a 50% enhancement of their shareholding. As outlined in the letter from the Remuneration Committee at the start of this report, the Committee believes that this feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans.

There is no short-term incentive plan for the Chairman or the Non-executive Directors.

2.3.2 Long-term Incentive Plans
There are two plans. Participation is determined by an individual's Level.

Participants in the first plan are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares, using the average market price in the last ten business days of the previous financial year. For awards in 2003, grant levels will be as follows:-

Category	Conditional share grant as a % of salary [1]
Executive Directors and Chairman	100
Level 8	66.67
Level 7	33.33

(1) or aggregate annual fees payable in respect of the services of the Chairman, in the case of the Chairman.

The number of shares ultimately released to participants under the plan is dependent on the Group's annualised total shareholder return ('TSR') (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies – Abbey National, Barclays, Lloyds TSB, Royal Bank of Scotland, Aviva, Legal & General, Prudential and Royal & Sun Alliance – over equivalent periods, as follows:-

Group's relative TSR performance	Amount released as a % of share grant
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

For technical reasons Dennis Stevenson will become entitled to the cash value of the relevant shares on release. This value will, subject to any withholdings for tax or National Insurance, be applied in acquiring shares on his behalf.

Participants can choose to take any shares released after three years or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcome. The performance test over five years is significantly more demanding than that over three years because participants have to sustain the same level of annual outperformance for a longer period. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and for the benefit of shareholders. As outlined in the letter from the Remuneration Committee at the start of this report, the Committee believes that this feature clearly aligns the interests of participants and shareholders by only rewarding participants for producing above average shareholder performance.

Calculations of TSR performance are performed independently of the Group by New Bridge Street Consultants for the purposes of determining outcomes under the plan.

Participants in the second plan are granted share options shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary and based on the price of the Group's shares using the average market price around the date of grant. Grant levels are dependent on the performance of the Group over the previous financial year and over the longer term. For awards in 2003, grant levels will be as follows:-

Category	Share option as a % of salary [1]
Executive Directors and Chairman	nil
Level 8	nil
Level 7	20

(1) or aggregate annual fees payable in respect of the services of the Chairman, in the case of the Chairman.

Participants can exercise their options after three years but not more than six years.

There is no long-term incentive plan for the Non-executive Directors.

Report of the Board in relation to remuneration policy and practice continued

2.4 Benefits

Each senior colleague is provided with benefits, which principally comprise a company car, pension arrangements, paid leave, healthcare cover and preferential terms for Group products.

Individuals are generally eligible for membership of tax-approved final salary pension arrangements and, for certain individuals who joined the Group after 1989, for membership of separate final salary pension arrangements. These arrangements, taken together, provide a personal pension benefit based on salary only, with a maximum pension of two thirds of final salary (in broad terms, the last 12 months' salary) at normal retirement age (age 60), subject to the necessary pensionable service. The arrangements also provide a lump sum life assurance benefit of four times salary and pension benefits for spouses/dependants and qualifying children. All tax-approved benefits are subject to Inland Revenue limits. Pension entitlement is based on salary only.

There are no benefits for the Chairman or the Non-executive Directors.

3. Directors' Remuneration for the Year Ended 31 December 2002

3.1 Directors' Emoluments

Table 1 below has been prepared in accordance with regulatory requirements in respect of Directors' remuneration for the year ended 31 December 2002:-

Table 1

	Notes	Salary £000	Taxable benefits £000	Annual cash incentive £000	Fees and further remu-neration £000	**Total year ended 31.12.02 £000**	Comparative total year ended 31.12.01 £000
Chairman							
Dennis Stevenson	3	–	–	–	473	**473**	363
Executive Deputy Chairman							
Sir Peter Burt	1,2	633	11	347	–	**991**	994
Executive Directors							
James Crosby	1,5	640	24	363	–	**1,027**	1,073
Mike Ellis	1	477	13	269	–	**759**	801
Phil Hodkinson	1	367	8	206	–	**581**	226
Andy Hornby	1	422	11	247	–	**680**	647
Gordon McQueen	1	386	28	217	–	**631**	592
Colin Matthew	1	371	9	206	–	**586**	574
George Mitchell	1	475	12	269	–	**756**	678
Non-executive Directors							
Charles Dunstone	4	–	–	–	46	**46**	36
Sir Ronald Garrick	4	–	–	–	55	**55**	48
Anthony Hobson	4	–	–	–	110	**110**	73
Brian Ivory	4	–	–	–	83	**83**	54
Coline McConville	4	–	–	–	49	**49**	44
John Maclean	4	–	–	–	74	**74**	73
Sir Bob Reid	4	–	–	–	42	**42**	128
Louis Sherwood	4	–	–	–	107	**107**	99
Lord Simpson	2,4	–	–	–	22	**22**	33
Philip Yea	4	–	–	–	46	**46**	45
Total		3,771	116	2,124	1,107	**7,118**	6,581

Notes to Table 1

Note 1:

The annual cash incentive amounts, approved by the Committee, relate to performance under the short-term incentive plan in 2002 against targets for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target incentive was 40% of salary and the maximum incentive was 60% of salary.

Additionally, in 2002, a special additional incentive of 10% of salary applied if the Group delivered its target merger synergies where individuals also delivered their own operational objectives.

Annual cash incentive figures exclude potential 'sharekicker' enhancements for any element of the incentive taken in shares. Details of potential 'sharekicker' enhancements from earlier years can be found in Table 5.

Note 2:
Lord Simpson retired as a Director on 15 May 2002. Sir Peter Burt retired as Executive Deputy Chairman on 6 January 2003. No termination payments were made. As was the general practice in relation to early retirement under the Bank of Scotland 1976 Pension Scheme, Sir Peter Burt's pension was based on his accrued benefit with no actuarial reduction for early payment. The cost of waiving the actuarial reduction was £614,000.

Note 3:
The fee payment to Dennis Stevenson comprises payments made to him personally and to Cloaca Maxima (of which company Dennis Stevenson is a director) in respect of the provision of his services as Chairman of the Group of £472,500 (2001 – £350,000) and payments made in respect of his services as a Director of St. James's Place Capital of £nil (2001 – £12,500) where his directorship ended on 21 February 2002.

Note 4:
From 1 May 2002 the fee payable to Non-executive Directors was at a rate of £35,000 p.a. The fee previously payable to Non-executive Directors in 2001 and in the first four months of 2002 was at a rate of £30,750 p.a. These fees cover the full range of duties and responsibilities associated with non-executive directorship, including Board meetings and the Annual General Meeting. Further remuneration is paid to Non-executive Directors for the responsibilities associated with Board committees and subsidiary boards and joint ventures.

Note 5:
The salary shown for James Crosby is the amount of salary he would have received had he not given up £2,965 as an additional pension contribution. Short-term incentives and long-term incentives have been calculated by reference to salary prior to the reduction for additional pension contribution.

3.2 Pension Benefits as at 31 December 2002
Details of each Executive Director's pension and lump sum life assurance entitlement, and the costs of providing those benefits, are as follows:-

Table 2

	Pension as a % of final salary	Lump sum life assurance as a multiple of salary	Cost of benefits as a % of salary
Sir Peter Burt	55.0	4	31
James Crosby	66.7	4	49
Mike Ellis	66.7	4	53
Phil Hodkinson	55.3	4	50
Andy Hornby	66.7	4	44
Gordon McQueen	50.0	4	28
Colin Matthew	66.7	4	28
George Mitchell	66.7	4	28

Notes to Table 2
Note 1:
Pension is generally based on retirement from service at normal retirement age (age 60) and is based on final salary, disregarding, where relevant, the earnings cap as defined in the Finance Act 1989. The pension shown generally accrues over the full period of employment with the Group but in any event at an accrual rate no greater than one thirtieth of salary for each year of service. Pension and lump sum life assurance is provided from the Bank of Scotland 1976 Pension Scheme (the 'Scheme') and from the Halifax Retirement Fund (the 'Fund') to the extent permitted by legislation, and otherwise from separate arrangements with the Group.

Note 2:
Costs are based on estimates, by the actuaries to the Scheme and to the Fund, of the costs to the Group over the future service periods of the Executive Directors. Costs are calculated on funding assumptions adopted for actuarial valuations of the Scheme and the Fund and do not distinguish between the costs of providing benefits from the Scheme and the Fund and the costs of providing benefits from separate unfunded arrangements. The costs exclude those covered by personal contributions from Executive Directors.

Note 3:
On death after retirement or after leaving service, a spouse's pension equal to 50% of the member's pension for the Scheme and 66.7% of the member's pension for the Fund may be payable. Children's benefits may also be payable.

Under the Scheme, Executive Directors require the consent of the Company before retiring early. Under the Fund, Executive Directors have a contractual right to retire at age 55 or above with a non-reduced pension.

Report of the Board in relation to remuneration policy and practice continued

Pension increases after retirement are a mixture of guaranteed and discretionary. Scheme pensions in respect of service before 6 April 1997 are not guaranteed to increase. Scheme pensions in respect of service after 5 April 1997 are guaranteed to increase in line with the Retail Prices Index, subject to a maximum of 5% per annum. The Fund guarantees to increase pensions in line with the Retail Prices Index, subject to a maximum of 5% per annum and a minimum of 3% per annum. There is an established policy of reviewing pensions on a discretionary basis taking account of increases in the Retail Prices Index.

Allowance is made in transfer values on leaving in respect of the guaranteed and discretionary increases outlined above.

The pension entitlements of the Executive Directors are set out in the table below:

Table 3

				Transfer value at		
Name	Age	**Accrued pension at 31 December 2002 £000 p.a.**	Increase in accrued pension during 2002 £000 p.a.	31 December 2001 £000	**31 December 2002 £000**	Increase in transfer value less Director's contributions £000
Sir Peter Burt	58	**334**	38 [33]	5,006	**5,469**	463 [525]
James Crosby	46	**349**	65 [60]	3,881	**3,847**	(58) [636]
Mike Ellis	51	**285**	49 [45]	3,843	**4,327**	466 [675]
Phil Hodkinson	44	**16**	13 [13]	39	**147**	94 [103]
Andy Hornby	35	**53**	23 [22]	254	**336**	66 [123]
Gordon McQueen	56	**167**	23 [21]	1,939	**2,078**	139 [257]
Colin Matthew	52	**225**	29 [26]	2,559	**2,427**	(132) [273]
George Mitchell	52	**286**	61 [57]	2,144	**2,093**	(51) [411]

Notes to Table 3

Note 1:

The accrued pension at 31 December 2002 is the pension which the Director would have been entitled to receive based on his completed pensionable service, had he left on 31 December 2002, payable from normal retirement age (age 60) and subject to revaluation increases between leaving and retirement.

Note 2:

The increase in accrued pension is the accrued pension at 31 December 2002 less the accrued pension at 31 December 2001.

The amount shown in square brackets is calculated on the basis of the disclosure methodology which applied last year under the requirements of the Listing Requirements of the UK Listing Authority.

Note 3:

The transfer values are based on the accrued pensions at 31 December 2001 and at 31 December 2002 and are calculated as at 31 December 2001 and 31 December 2002 respectively based on factors supplied by the actuaries of the relevant pension schemes.

The transfer values are the lump sums which would have been paid to another pension scheme for the benefit of the Director had he left service at the respective dates. It is not possible for a transfer value to be paid directly to the Director personally.

The amount shown in square brackets is calculated on the basis of the disclosure methodology which applied last year under the requirements of the Listing Requirements of the UK Listing Authority.

Note 4:

The Director's contribution is the personal contribution required under the terms of the Fund. No personal contribution is required under the terms of the Scheme. The contribution for James Crosby is an aggregate of the personal contribution required under the terms of the Fund, subject to the statutory limit, together with the amount of salary he gave up as an additional pension contribution as outlined in Note 5 to Table 1. Members of the Group's pension schemes have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

There were no contributions by the Group to any money purchase pension arrangements in respect of any Director during 2002.

3.3 Directors' Share Interests

3.3.1 Shares

The beneficial interests of the Directors and their immediate families in the ordinary shares of the Group are set out below:-

Table 4

	Number of shares at 31.12.02	Number of shares at 31.12.01
Chairman		
Dennis Stevenson	**97,096**	118,303
Executive Deputy Chairman		
Sir Peter Burt	**529,414**	508,615
Executive Directors		
James Crosby	**96,969**	55,299
Mike Ellis	**73,514**	39,638
Phil Hodkinson	**10,524**	197
Andy Hornby	**40,781**	17,228
Gordon McQueen	**54,709**	54,445
Colin Matthew	**54,084**	41,348
George Mitchell	**48,092**	32,833
Non-executive Directors		
Charles Dunstone	**100,000**	100,000
Sir Ronald Garrick	**9,799**	3,773
Anthony Hobson	**2,000**	1,000
Brian Ivory	**11,000**	11,000
Coline McConville	**2,070**	2,070
John Maclean	**5,036**	5,030
Sir Bob Reid	**28,195**	27,160
Louis Sherwood	**2,000**	10,000
Philip Yea	**9,529**	6,185

Notes to Table 4

Note 1:

James Crosby, Brian Ivory, John Maclean, George Mitchell and Sir Bob Reid all have a non-beneficial interest as at 31 December 2002 over 7,830,342 ordinary shares (2001 – 7,723,565) as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

Brian Ivory has a non-beneficial interest over 4,500 ordinary shares (2001 – 4,500).

Dennis Stevenson has a non-beneficial interest in nil ordinary shares of 15 pence each (2001 – 120,000) of St. James's Place Capital. Dennis Stevenson ceased to have a beneficial interest in 21,614 ordinary shares of the Group and ceased to have a non-beneficial interest in 120,000 ordinary shares of St. James's Place Capital during the year. These interests were previously included in Dennis Stevenson's overall interests in relation to a connected person (within the meaning of the Companies Act) who, during the year, ceased to be classed as a connected person.

Note 2:

Certain Directors will receive further interests in the ordinary shares of the Group arising out of the short-term incentive plans and, potentially, the long-term incentive plans as set out in Tables 5, 6 and 7.

Note 3:

Except as disclosed no Director had any interest in the preference shares of HBOS or in the loan or share capital of any Group undertaking at the beginning or end of the financial year. No options to subscribe for shares in other Group companies are granted to Directors of the Group.

3.3.2 Short-term Incentive Plan – HBOS Directors and former Halifax Directors

Certain Executive Directors have conditional entitlements to shares arising from the annual incentive 'sharekicker'. Where the annual incentive for 2000 and/or 2001 was taken in shares and these shares are retained in trust for three years, the following shares will also be transferred to the Directors:-

Report of the Board in relation to remuneration policy and practice continued

Table 5

	Grant effective from	**Shares as at 31.12.02**
Sir Peter Burt	March 2002	**9,863**
James Crosby	March 2001	**9,710**
	March 2002	**19,335**
Mike Ellis	March 2001	**7,308**
	March 2002	**14,501**
Phil Hodkinson	March 2002	**5,163**
Andy Hornby	March 2001	**5,533**
	March 2002	**11,762**
Colin Matthew	March 2002	**5,692**
George Mitchell	March 2002	**7,017**

Notes to Table 5

The shares, which relate to the 2000 and 2001 operations of the short-term incentive plan, were granted at £6.752 and £7.68, respectively.

These shares will be released after three years, subject to the incentive shares still being held and subject to the participant still being in the Group's employment at that time or being a qualifying leaver.

3.3.3 Long-term Incentive Plan and Special Long-term Incentive Plan – HBOS Directors and former Halifax Directors

Details of the shares which have been conditionally awarded to Directors under the plans are set out below. The performance conditions relating to these conditional awards are set out in the notes below the table.

Table 6

	Grant effective from	At 31.12.01	Granted (G) lapsed (L) or exercised (E) in year	**At 31.12.02**
James Crosby	January 2000	62,684	–	**62,684**
	January 2001	70,992	–	**70,992**
	January 2002	–	75,000 (G)	**75,000**
		133,676	75,000	**208,676**
Mike Ellis	January 2000	47,935	–	**47,935**
	January 2001	53,435	–	**53,435**
	January 2002	–	56,250 (G)	**56,250**
		101,370	56,250	**157,620**
Andy Hornby	January 2000	80,752	–	**80,752**
	January 2001	40,458	–	**40,458**
	January 2002	–	45,625 (G)	**45,625**
		121,210	45,625	**166,835**
Phil Hodkinson	January 2001	53,435	–	**53,435**
	January 2002	–	87,500 (G)	**87,500**
		53,435	87,500	**140,935**
Gordon McQueen	January 2002	–	45,625 (G)	**45,625**
		–	45,625	**45,625**
Colin Matthew	January 2002	–	45,625 (G)	**45,625**
		–	45,625	**45,625**
George Mitchell	January 2002	–	56,250 (G)	**56,250**
		–	56,250	**56,250**
Dennis Stevenson	July 1999	15,853	–	**15,853**
	January 2000	36,873	–	**36,873**
	January 2001	38,168	–	**38,168**
	January 2002	–	56,250 (G)	**56,250**
		90,894	56,250	**147,144**

Notes to Table 6

Note 1:

Shares under these plans were granted using the average market price in the ten business days ending at the previous year or period end, as follows:-

Plan	Share grant price £
July 1999 – December 2002	7.885
January 2000 – December 2002	6.78
January 2001 – December 2003	6.55
January 2002 – December 2004/06	8.00

Note 2:

The grant effective from January 2000 for Andy Hornby includes 44,248 shares which are related to his joining arrangements.

The grants effective from January 2001 and January 2002 for Phil Hodkinson include 53,435 shares and 43,750 shares, respectively, which are related to his joining arrangements.

Note 3:

Awards are not pensionable.

Note 4:

Subject to performance and subject also to a minimum release of 60% of the grant, as agreed by Halifax shareholders at the time of the merger, shares granted under the long-term plans effective from January 2000 and January 2001 will be released to most individuals shortly after the three-year anniversary (three and a half-year anniversary in respect of the grant effective from July 1999) of the relevant effective grant date. However, shares receivable by Executive Directors and the Chairman from those grants will be retained by them or on their behalves for at least an additional two years.

For the 2002 grant, all participants can choose to take any shares released after three years or can continue to participate in the scheme for a further two years and take shares at that point based on the better of the three year and the five year performance outcome. This design feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and the benefit of shareholders.

Note 5:

In the case of Dennis Stevenson the grants are awards of notional shares. For technical reasons he will become entitled to the cash value of the relevant shares on vesting. This value will, subject to any withholdings for tax or National Insurance, be applied in acquiring shares on his behalf.

Note 6:

The number of shares to be released to participants is dependent on the Group's TSR over a three year (three and a half-year in respect of the grant effective from July 1999) period, compared to the annualised weighted average TSR of a basket of comparator companies over an equivalent period. This basket of companies comprises:-

- For the July 1999 and January 2000 grants: Abbey National, Alliance & Leicester, Bank of Scotland*, Barclays, Britannic Assurance, Legal & General, Lloyds TSB, NatWest*, Northern Rock, Norwich Union*, Prudential, Royal & Sun Alliance, Royal Bank of Scotland and Woolwich*;
- For the January 2001 grants: Abbey National, Alliance & Leicester, Bank of Scotland*, Barclays, Britannic Assurance, Legal & General, Lloyds TSB, Northern Rock, Prudential, Royal & Sun Alliance and Royal Bank of Scotland;
- For the January 2002 grants: Abbey National, Aviva, Barclays, Legal & General, Lloyds TSB, Prudential, Royal & Sun Alliance and Royal Bank of Scotland.

* For the periods for which they were independent entities.

Shares will be released as follows:

Group's relative TSR performance	Amount released as a % of share grant
1999-2001 grants	
0% p.a. (or below)	0
+4% p.a.	100
+8% p.a. (or above)	200
2002 grant	
0% p.a. (or below)	0
+3% p.a.	100
+6% p.a. (or above)	200

Intermediate positions are determined by interpolation.

Report of the Board in relation to remuneration policy and practice continued

Note 7:
The performance period for the July 1999 grant ended on 31 December 2002. HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 5.55% p.a. so 138.75% of the share grant will be released to the grant recipient, subject to Notes 4 and 5 above.

The performance period for the January 2000 grant ended on 31 December 2002. As illustrated in Chart 1 below, HBOS's (and previously Halifax's) TSR over the performance period exceeded the weighted average of the comparator group by 9.02% p.a. so 200% of share grants will be released to grant recipients, subject to Note 4 above.

Full details concerning these shares, which will be released to the Chairman and Executive Directors subject to Notes 4 and 5 above no earlier than 2003, will be contained in the 2003 Report & Accounts.

Chart 1
Performance of Halifax/HBOS for January 2000 awards


Cumulative movement in TSR over performance period
50%
40%
30%
20%
10%
0%
-10%
-20%
31 Dec '99
31 Dec '00
31 Dec '01
31 Dec '02
Halifax/HBOS
Weighted Average of Comparator group

Chart 1 graphs the TSR performance of Halifax/HBOS against the weighted average TSR of its comparator group over the performance period of the January 2000 awards.

Source: Datastream

3.3.4 Long-term Incentive Plan – Former Bank of Scotland Directors
Share options granted between 1995 and 2000 under Bank of Scotland's plans were subject to a performance pre-condition on exercise that options were not capable of being exercised unless growth in diluted earnings per share ('EPS') exceeded the growth in the Retail Prices Index over a period of at least three consecutive financial years by not less than 2% per annum.

No performance target will apply in respect of unapproved share options following the third anniversary of grant, as agreed by Bank of Scotland stockholders at the time of the merger.

The performance target in respect of approved share options has now been satisfied for all grants (EPS performance for the most recent grants is illustrated in Chart 2 opposite) and consequently all approved options become exercisable in accordance with the rules of the plans.

No further grants will be made under any of these plans.

Details of the shares which have been conditionally awarded to Directors under the plans are set out below.

Table 7

	Grant effective from	At 31.12.01	Granted (G), exercised (E) or lapsed (L) in year	**At 31.12.02**	Share Option Price £	Exercisable
Sir Peter Burt	May 2000	75,000	–	**75,000**	5.5150	2003
	October 2000	90,000	–	**90,000**	6.1000	2003
		165,000	–	**165,000**		
Gordon McQueen	October 1995	48,000	–	**48,000**	2.5983	2003-2005
	October 1996	45,000	–	**45,000**	2.7367	2003-2006
	October 1997	32,000	–	**32,000**	5.3533	2003-2007
	October 1998	5,223	–	**5,223**	5.7433	2003-2008
	October 1998	29,777	–	**29,777**	5.8350	2003-2008
	May 2000	35,000	–	**35,000**	5.5150	2003-2010
	October 2000	40,000	–	**40,000**	6.1000	2003-2010
		235,000	–	**235,000**		
Colin Matthew	October 1995	48,000	–	**48,000**	2.5983	2003-2005
	October 1996	50,000	–	**50,000**	2.7367	2003-2006
	October 1997	28,000	–	**28,000**	5.3533	2003-2007
	October 1998	5,223	–	**5,223**	5.7433	2003-2008
	October 1998	29,777	–	**29,777**	5.8350	2003-2008
	May 2000	40,000	–	**40,000**	5.5150	2003-2010
	October 2000	40,000	–	**40,000**	6.1000	2003-2010
		241,000	–	**241,000**		
George Mitchell	October 1996	50,000	–	**50,000**	2.7367	2003-2006
	October 1997	35,000	–	**35,000**	5.3533	2003-2007
	October 1998	40,000	–	**40,000**	5.8350	2003-2008
	May 2000	5,572	–	**5,572**	5.3833	2003-2010
	May 2000	39,428	–	**39,428**	5.5150	2003-2010
	October 2000	50,000	–	**50,000**	6.1000	2003-2010
		220,000	–	**220,000**		

Notes to Table 7

No Directors' share options lapsed in the period 1 January 2003 to 24 February 2003, the date of approval of this Annual Report and Accounts.

Chart 2

Performance of Bank of Scotland for options granted in 2000


Cumulative movement in EPS and RPI target over performance period
20%
15%
10%
5%
0%
31 Dec '99
31 Dec '00
31 Dec '01
31 Dec '02
Bank of Scotland EPS
RPI+2% p.a.

Chart 2 graphs the Earnings per Share (EPS) performance of Bank of Scotland against the target of RPI+2%p.a. over the performance period for options granted in 2000.

Report of the Board in relation to remuneration policy and practice continued

3.3.5 Sharesave Plan

The sharesave plan is available to nearly all colleagues.

The plan allows colleagues to save a fixed amount of money on a monthly basis. At the end of a pre-determined period, of three, five or seven years, colleagues have the right, if they so choose, to use the funds accumulated to purchase shares in the Group at a fixed price.

Certain Executive Directors have taken up membership of the plan and the projected numbers of shares which they would be entitled to purchase at the end of the relevant pre-determined periods are set out below:

Table 8

	Grant effective from	At 31.12.01	Granted (G), lapsed (L) or exercised (E) in year	**At 31.12.02**	Initial exercise date	Expiry date
James Crosby	Sep 1997	2,980	2,980 (E)	**–**	Sep 2002	Mar 2003
	Sep 2002	–	2,748 (G)	**2,748**	Jan 2008	Jun 2008
Mike Ellis	Sep 1997	2,980	2,980 (E)	**–**	Sep 2002	Mar 2003
Phil Hodkinson	Sep 2002	–	2,970 (G)	**2,970**	Jan 2010	Jun 2010
Andy Hornby	Oct 2000	2,362	–	**2,362**	Oct 2003	Apr 2004
Gordon McQueen	Nov 2000	3,571	–	**3,571**	Dec 2005	Jun 2006
George Mitchell	Oct 2001	1,723	–	**1,723**	Jan 2005	Jun 2005

Notes to Table 8

Note 1:

Options under these plans were granted using middle market prices shortly before the dates of the grants, discounted by 20%, as follows:-

Effective date of grant	Share option price £
September 1997	5.7879
October 2000	4.10
November 2000	4.7253
October 2001	5.62
September 2002	5.975

Note 2:

Sharesave options for James Crosby and Mike Ellis were exercised in October 2002 and December 2002, respectively, and each has bought the number of shares under option. The market prices on the dates of exercise were £5.65 and £6.265 respectively. There were no such exercises in 2001.

3.3.6 Interest in Shares under Trusts

Certain Executive Directors, together with certain other colleagues, are deemed to have or have had an interest or a potential interest as potential discretionary beneficiaries under:-

- the Group's Employee Share Ownership Trust. As such, they were each treated as at 31 December 2002 as being interested in the 8,606,603 ordinary shares (31 December 2001 – 2,100,617 ordinary shares) held by the trustee of this Trust. The shares held in the Trust will be used to satisfy share awards under the former Halifax Short-term and Long-term Incentive Plans. The relevant Executive Directors' specific individual interests are shown in Tables 5 and 6;

- the Group's Qualifying Employee Share Ownership Trust (previously the Halifax plc Qualifying Employee Share Ownership Trust). As such, they were each treated as at 31 December 2001 as having been interested in the 14,626,075 ordinary shares held by the trustee of this Trust. The shares held in the Trust were available to satisfy the exercise of rights granted under the former Halifax Sharesave Scheme. On 12 June 2002 HBOS plc purchased those shares for a consideration of £1,000 and on the same day HBOS plc issued the same number of ordinary shares, at their nominal value of 25p per share, to the Group's Qualifying Employee Share Ownership Trust. The transaction, which was approved by shareholders at the 2002 Annual General Meeting, resolved an outstanding matter from the corporate restructuring of Halifax plc in 1999 and the subsequent merger of Halifax Group plc and Bank of Scotland in 2001. The relevant Executive Directors' specific individual interests are shown in Table 8;

- the Group's Qualifying Employee Share Ownership Trust (previously the Bank of Scotland Qualifying Employee Share Ownership Trust). However, as the Trust was not pre-funded, they were each treated as at 31 December 2001 and 31 December 2002 as having no interest as a consequence of this Trust. The Trust was established to satisfy the exercise of rights granted under the former Bank of Scotland S.A.Y.E. Stock Option Schemes. The relevant Executive Directors' specific individual interests are shown in Table 8; and

• the Group's Qualifying Employee Share Ownership Trust. However, as the Trust was originally not pre-funded, they were each treated as at 31 December 2001 as having no interest as a consequence of this Trust. As outlined above, shares were issued to this Trust on 12 June 2002 and, as a result, the interest as a consequence of this Trust is now in relation to 14,626,075 ordinary shares. The Trust was established to satisfy the exercise of rights granted under the HBOS Sharesave Scheme and will now also be used to satisfy entitlements of employees of Halifax plc arising on the exercise of options under the sharesave schemes operated by HBOS plc. The relevant Executive Directors' specific individual interests are shown in Table 8.

3.3.7 General
The market price of the Group's ordinary shares at 31 December 2002 was £6.55. The market price of the Group's ordinary shares at 31 December 2001 was £7.96. The range during the year was £5.565 to £8.83.

The register of Directors' interests, which is open to inspection, contains full particulars of the Directors' shareholdings and options to subscribe for shares in the Group.

There has been no change in the Directors' interest in shares or options granted by the Group and its subsidiaries between the end of the financial year and 24 February 2003, the date of approval of this Annual Report & Accounts.

3.3.8 Statutory Performance Graph
In accordance with new legislation, this report is required to include a graph of the Group's Total Shareholder Return ('TSR') performance compared to that of a 'broad equity market index' since the Group's inception on 10 September 2001. As HBOS has been a constituent of the FTSE 100 since inception and as performance against sector companies is illustrated in Chart 1, the Group believes that the FTSE 100 is a suitable comparator index to use for the purposes of this graph to satisfy regulatory requirements.

Chart 3
Total Shareholder Return



Value (£)
120
100
80
60
40
20
10 Sept '01
31 Dec '01
30 Apr '02
31 Aug '02
31 Dec '02
HBOS
FSTE 100 Index

Chart 3 graphs the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a "fair value" each point is a 30 day average of the return index.

Source: Datastream

Signed on behalf of the Board of Directors

Brian Ivory
Chairman, Remuneration Committee

Corporate Governance Statement

Standards in Corporate Governance have been redefined by Derek Higgs and Sir Robert Smith's draft Revised Combined Code on Corporate Governance. The Board of HBOS welcomes this review of best practice in the boardroom and its guiding principle of 'comply or explain'. The Board has reviewed the existing provisions of the Combined Code on Corporate Governance ('the Code') as issued by the UK Listing Authority. This report explains HBOS plc's governance structure and how it applies the principles set out in the Code. It also reports on compliance with the Code's detailed provisions during the year.

Applying the Principles of the Code

The Code sets out principles of good governance under four headings and these are reviewed below:

Directors

The Board meets regularly (normally ten times per year) to determine the strategic direction of the Group and review its operating and financial performance. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself.

In addition to the Chairman and prior to the retirement of Peter Burt, the Board comprised eight Executive Directors and nine Non-executive Directors. All of the Non-executive Directors are considered to be independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. Their remuneration consists only of fees. The roles of the Chairman and Chief Executive are separate, and Sir Bob Reid is the Senior Independent Director.

The Articles of Association provide for all Directors to stand for re-election at intervals of no more than three years. Sir Ronald Garrick, Anthony Hobson, Andy Hornby, Coline McConville, George Mitchell and Philip Yea, retire by rotation and resolutions for their re-election will be proposed at the Annual General Meeting to be held on 29 April 2003.

Directors appointed to the Board undergo an induction programme tailored to their own specific requirements to ensure that they are conversant with their obligations as a Director of a public company operating in the financial services sector.

Board Committees

The principal Board committees, their composition and outline Terms of Reference are:

Audit Committee
Anthony Hobson (Chairman)
John Maclean
Louis Sherwood

This Committee consists entirely of Non-executive Directors. It is supported by Risk Control Committees for each division, comprising Non-executive and Executive Directors. The Terms of Reference of the Committee include all matters indicated by the Combined Code.

During the past twelve months the Committee met seven times. It meets with Executive Directors and management, as well as privately with both the external and internal auditors, to:-

- review and advise the Board on the Group's interim and annual financial statements, its accounting policies and on the control of its financial and business risks;
- review the nature and scope of the work to be performed by the external and internal auditors, the results of this audit work and of the response of management;
- make recommendations on the appointment and remuneration of the external auditors and to monitor the performance of the auditors; and
- review the non-audit services provided to the Group by the external auditors to monitor the independence of the auditors.

Both the Board and the external auditors have safeguards in place to prevent the compromise of the auditors' independence and objectivity. Each year the Audit Committee establishes a limit on the fees that can be paid to the external auditors in respect of advisory and consultancy work. For 2002, this limit was 50% of the fees paid to KPMG as auditors or reporting accountants for that year. The external auditors also report regularly to the Committee on the actions that they have taken to comply with professional and regulatory requirements and current best practice in order to maintain their independence. This includes the rotation of key audit team members.

The Committee reviews the auditors' independence annually and an audit tender process will be undertaken every five years, commencing in 2005.

Remuneration Committee
Brian Ivory (Chairman)
Sir Ronald Garrick
Coline McConville
Philip Yea

This Committee also consists solely of Non-executive Directors. It considers remuneration policy for Executive Directors and other senior colleagues and decides the remuneration arrangements for each Executive Director including the operation of the incentive schemes, service contracts and compensation payments. It also decides the remuneration arrangements for the Chairman.

Nomination Committee
Dennis Stevenson (Chairman)
James Crosby
Brian Ivory
Sir Bob Reid

This Committee meets from time to time, and at least annually, to review the composition of the Board and considers new appointments, making recommendations on suitable candidates to the Board. It also considers the composition of the committees of the Board and succession planning for the most senior executive positions, within the Group.

Special Committee

Comprising four Directors of whom one must be the Chairman, Senior Independent Director, or another Non-executive Director, this committee can make decisions on matters of urgency which cannot await the next meeting of the Board. It can only act

by unanimous decision: where this is not reached the matter must be referred to the full Board.

A Board Control Manual defines the terms of reference of these committees and also of the main management committees, including the Group Management Board, which comprises the executive management team, and the various risk management committees, and the relationship between HBOS plc and its subsidiaries and joint ventures.

Directors' Remuneration

The report on remuneration policy and practice is set out on pages 47 to 61.

Relations with Shareholders

The Company communicates with institutional shareholders through a combination of analysts' briefings, both at the interim and year end results stage, site visits and individual discussions with key members of the management team, co-ordinated by Investor Relations. This regular dialogue helps to ensure that the Company's strategy is understood and that any issues are addressed in a constructive way.

The Company keeps its almost three million shareholders informed of progress using a range of media. Each year they receive the Annual Review and Summary Financial Statement or, at the choice of the shareholder, the Annual Report and Accounts. The Annual General Meeting, at which shareholders are invited to approve the Report and Accounts, allows the Group's performance and the Directors' stewardship to be presented to shareholders and reviewed in an open manner. The Chairmen of the Audit and Remuneration Committees attend the meeting along with other Directors and are available to answer shareholders' questions on the activities of their own committees.

During the year shareholders can receive up-to-date information through the corporate website, www.hbosplc.com. This provides share price information, financial results, analyst presentations and answers to frequently asked questions. In 2002 for the first time highlights of the Annual General Meeting were available by Webcast. A telephone helpline is also available from Shareholder Services on 0870 702 0102 providing a contact point for shareholders on issues such as dividends and announcements.

Accountability and Audit

The Board has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The implementation and maintenance of the risk management and internal control systems are the responsibility of the Executive Directors and senior management. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives, and can provide only reasonable – and not absolute – assurance against material misstatement or loss.

The Group has mechanisms for monitoring at executive level the risk management practices approved and adopted by individual business areas for strategic, financial, regulatory and operational risk. Information on these mechanisms and on the Group's compliance with 'Internal Control: Guidance for Directors on the Combined Code' ('the Turnbull Guidance') is provided in the Financial Review and Risk Management report (on pages 33 to 42).

Compliance with the Combined Code

The Board supports the principles of good governance and code of best practice set out in the Combined Code. The Company has complied with all provisions of the Code throughout the year.

Directors' Accounting Responsibilities

The following statement, which should be read in conjunction with the Independent Auditors' Report on page 65, enables shareholders to distinguish the respective responsibilities of the Directors and the Auditors in relation to the accounts.

Company law requires the Directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those accounts, the Directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent;
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts;
- Prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the accounts comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent Auditors' Report to the Members of HBOS plc

We have audited the accounts on pages 66 to 113. We have also audited the information in Section 3 of the Report of the Board in relation to remuneration policy and practice.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Report and Accounts and the Report of the Board in relation to remuneration policy and practice. As described on page 64, this includes responsibility for preparing the accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 62 and 63 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report and Accounts, including the corporate governance statement and the unaudited part of the Report of the Board in relation to remuneration policy and practice, and consider whether it is consistent with the audited accounts. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended; and
- the accounts and the part of the Report of the Board in relation to remuneration policy and practice to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh
24 February 2003

Accounting Policies

Accounting Convention
The accounts have been prepared under the historical cost convention in compliance with the special provisions of Part VII of the Companies Act 1985 applicable to banking groups modified by the revaluation of items held for trading purposes and the revaluation of investment properties. The accounts have been prepared in accordance with applicable accounting standards and pronouncements of the Urgent Issues Task Force ("UITF") and in accordance with applicable Statements of Recommended Practice being those issued by the British Bankers' Association and the Finance and Leasing Association.

Accounting policies are reviewed regularly to ensure they are the most appropriate to the circumstances of the Group for the purposes of giving a true and fair view.

Changes in Accounting Policy
In accordance with the approach now adopted by other banking groups, the Group is using unsmoothed asset values (market value at 31 December) for the purposes of projecting future cash flows attributable to the shareholder in respect to long-term assurance business. Previously, these projections were based on smoothed asset values. The cumulative impact of this change of policy relating to previous years has been recognised in the accounts as a prior year adjustment and, accordingly, the prior year results have been restated.

The cumulative impact of this change of accounting policy was to reduce income from long-term assurance business and profit before tax by £203 million (2001 – £320 million) partially offset by an increase of £56 million (2001 – £nil) resulting from a reduction in the risk discount rate from 9% to 8.5%. The taxation charge reduced by £49 million (2001 – £92 million) partially offset by the tax effect on the risk discount rate of £15 million (2001 – £nil). The value of the Group's reserves reduced in total at 31 December 2001 by £190 million and minority interests (equity) by £10 million (2000 – increase of £28 million to the Group's reserves). The effect of this change in accounting policy is disclosed in Note 29.

In the current year, the Group implemented Financial Reporting Standard ("FRS") 19 "Deferred Tax". The cumulative impact on the taxation charge relating to previous years has been recognised in the accounts as a prior period adjustment and the prior year results have been restated. The effect of implementing this new accounting standard was to reduce the taxation on profit on ordinary activities by £11 million (2001 – £10 million), increase the profit on ordinary activities after taxation by £11 million (2001 – £10 million) and increase the value of the Group's reserves at 31 December 2001 by £135 million (2000 – £125 million). This is mainly due to the recognition in full of a deferred tax asset on the general provision for bad and doubtful debts.

UITF 33 "Obligations in capital instruments" was also implemented in the current year. This required reclassification of certain capital instruments from minority and other interests (non-equity) to undated loan capital. The impact was to re-classify £297 million (2001 – £297 million) of perpetual securities within the consolidated balance sheet from capital and reserves to liabilities. Within the consolidated profit and loss account £22 million (2001 – £18 million) of interest on preferred securities was recognised as interest payable rather than minority interests (non-equity).

Basis of Consolidation
i. Basis of Preparation
The merger of Bank of Scotland Group and Halifax Group was completed on 10 September 2001 and was accounted for using the merger accounting principles set out in FRS 6 "Acquisitions and Mergers". The 2001 results were presented as if the Group had been established throughout that accounting period.

ii. Consolidation
The Group's accounts include the audited results of the Company and its subsidiary undertakings. The accounts of all principal subsidiary undertakings are made up to 31 December. The value of the long-term assurance business attributable to shareholders and the assets and liabilities attributable to policyholders are presented separately on the consolidated balance sheet from those of other businesses in order to reflect the different nature of the shareholders' and policyholders' interests therein.

iii. Associated Undertakings and Joint Ventures
The Group's share in associated undertakings is stated in the consolidated balance sheet at the Group's share of their net tangible assets plus attributable goodwill. The attributable share of results of associated undertakings, generally based on audited accounts, is included in consolidated profit using the equity method of accounting. Joint ventures in which the Group has a long-term interest and shares control under a contractual agreement with other parties are accounted for using the gross equity method.

iv. Goodwill
The excess of the fair value of purchase consideration over the fair value of net assets at the date of acquisition of subsidiary undertakings, associated undertakings, joint ventures and other businesses arising on acquisitions after 31 December 1997 is capitalised. This goodwill is amortised by equal instalments over its estimated useful life, normally 20 years.

Goodwill arising on acquisitions prior to 1 January 1998 was written off to reserves in the year in which it arose and has not been reinstated, as permitted by FRS 10 "Goodwill and Intangible Assets". On the disposal of subsidiary undertakings and other businesses any related goodwill charged directly to reserves prior to 1 January 1998 is reinstated and included in the calculation of the profit or loss on disposal.

Goodwill carried in the consolidated balance sheet is subject to impairment review when events or changes in circumstances indicate that the carrying amount may not be recoverable and is written down by the amount of any impairment loss identified in the year. Impairment charges, if any, are included within goodwill amortisation.

Long-term Assurance Business
The Group accounts for the income from its long-term assurance business using the embedded value basis. The income represents the change in the surplus attributable to the Group, including minority interests, and the net present value of the in-force business. The value is a prudent estimate of the net present value of future cash flows attributable to the shareholders, based on the market value of the assets at 31 December, using assumptions which reflect experience and a long term outlook for the economy and then discounting at an appropriate risk discount rate.

General Insurance Business
The Group both underwrites and acts as intermediary in the sale of general insurance products. For each general insurance policy underwritten, premiums net of refunds are credited to other operating income over the duration of the insurance policy. Premiums received relating to future accounting periods are deferred as accruals and

deferred income and credited to other operating income when earned.

The cost of claims notified but not settled and claims incurred but not reported at the balance sheet date are estimated and provided for. Estimates are based upon an assessment of the likely costs taking account of all known facts. Where the outcome of outstanding cases is unclear, statistical techniques are used which take into account the cost of recent similar claim settlements. Claims equalisation provisions are calculated in accordance with relevant legislation and guidance.

Where the Group acts as intermediary, commission income net of a provision for expected future policy cancellations is credited to fees and commissions at the commencement of each insurance policy.

Loans and Advances
Loans and advances are held at cost less provisions.

Specific provisions are made for advances that are recognised to be bad or doubtful. Specific provisions are assessed on a case by case basis or, where this is not practical, as part of a portfolio of similar advances using loan loss estimation models. A general provision, to cover advances that are latently bad or doubtful, but not yet identified as such, is also maintained based on loan loss estimation models. The models reflect the historical loan loss experience relevant to the particular market segment or product and include adjustments for economic and business climate factors and management experience.

Provisions made during the year are charged to the profit and loss account, net of recoveries. If the collection of interest is considered doubtful, it is suspended and excluded from interest income in the profit and loss account. Provisions and suspended interest are written off to the extent that there is no longer any realistic prospect of recovery.

Securitisation
Loans and advances to customers include advances that are subject to non-returnable finance arrangements following securitisation of portfolios of mortgages and other advances. The principal benefits of these advances were acquired from the Group by special purpose securitisation companies which fund their purchase primarily through the issue of floating rate notes. In accordance with FRS 5, "Reporting the Substance of Transactions", the proceeds of these note issues are shown deducted from the securitised assets on the face of the balance sheet.

Finance Leases, Instalment Credit and Operating Leases
Assets leased to customers which transfer substantially all the risks and rewards of ownership to the customer are classified as finance leases and, together with instalment credit agreements, are recorded within loans and advances to customers or loans and advances to banks. The net investment in finance leases and instalment credit agreements represents total minimum payments less gross earnings allocated to future periods. Obligations under leases with third party finance lessors are included in customer accounts.

All other assets leased to customers are classified as operating leases. These assets are separately disclosed in the balance sheet and are recorded at cost less aggregate depreciation.

Income from finance leases and instalment credit agreements is credited to interest receivable using an actuarial method to give a constant periodic return on the net cash investment. Operating lease rentals are recognised in the profit and loss account on a straight line basis with depreciation charged using an actuarial method to give a constant periodic return on the net cash investment.

Unguaranteed residual values in respect of both finance lease and operating lease assets are reviewed regularly and any impairments identified are charged to operating expenses.

Debt Securities
(i) Debt securities and other fixed interest securities held for trading are included at market value with gains or losses included in dealing profits. The difference between the cost and market value of securities held for trading is not disclosed as its determination is not practicable.

(ii) Debt securities and other fixed interest securities held for the longer term are included at cost less amounts written off and adjusted for the amortisation of premiums or discounts arising on purchase of investments redeemable at fixed dates. Such premiums or discounts are taken to interest receivable on a straight line basis over the period to redemption. The use of a straight line basis does not result in a material difference to the amount of amortisation taken to interest receivable compared to the amortisation had a level gross yield basis been used. Gains or losses on realisation are recorded in net operating income as they arise.

(iii) Debt securities sold subject to repurchase agreements are retained within the balance sheet where the Group retains substantially all of the risks and rewards of ownership. Funds received under these arrangements are included within deposits by banks or customer accounts. Conversely, debt securities acquired under commitments to resell are not recognised in the balance sheet as debt securities where substantially all the risks and rewards do not pass to the Group. In this case, the purchase price is included within loans and advances to banks or loans and advances to customers. The difference between sale and repurchase prices for such transactions is reflected in the profit and loss account over the lives of the transactions, within interest payable or interest receivable as appropriate.

Equity Shares
Equity shares are stated at cost less amounts written off. Income from listed equity shares is credited to other operating income on the ex-dividend date and from unlisted equity shares on an equivalent basis.

Investment Properties
Investment properties are accounted for in accordance with Statement of Standard Accounting Practice ("SSAP") 19, "Accounting for Investment Properties" and are revalued annually to open market value. Changes in market value are reflected in the revaluation reserve except when an impairment is deemed to be permanent, when the loss is charged directly against the current year's profit.

No depreciation is provided in respect of investment properties. This treatment is a departure from the requirements of the Companies Act 1985 which requires all properties to be depreciated. However, the Directors consider that these properties are not held for consumption but for investment and that to depreciate them would not give a true and fair view. The amount of depreciation which might otherwise have been charged cannot be separately identified or quantified as it is not practical to assess the estimated useful lives for investment properties.

Tangible Fixed Assets and Depreciation
Freehold land is not depreciated. Freehold and leasehold property, other than freehold investment properties, is stated at cost and depreciated over 50 years or the length of the lease term if shorter. Improvements to leasehold properties with unexpired lease terms of 50 years or less are stated at cost and are depreciated in equal instalments over the lesser of the remaining life of the lease or eight years. Premiums are amortised over the period of the lease.

Accounting Policies continued

The cost of equipment, including fixtures and fittings, vehicles and computer hardware, less estimated residual value, is written off in equal instalments over the expected lives of the assets, generally between three and fifteen years. Software development costs which lead to the creation of a definable software asset, subject to a de minimis limit, are capitalised and depreciated over their expected lives, generally four years.

Provision is made for the diminution in value of any tangible fixed asset where impairment is identified. The resulting net book value of the asset is written off over its remaining expected economic life. Impairment charges are included within operating expenses.

Taxation
Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Dated and Undated Loan Capital
Dated and undated loan capital is included at the nominal value adjusted for premiums, discounts and expenses, all of which are amortised evenly over the period to redemption or reset. This does not result in a material difference to the amount of amortisation had a level gross yield basis been used.

Fees and Commissions Receivable
Arrangement fees and commissions receivable for the continuing servicing of loans and advances are recognised on the basis of work done. Those receivables in respect of bearing risk, including premiums received by the Group on high loan to value mortgages, are recognised on a straight line basis over the expected period of the advance or risk exposure. Other fees are recognised when receivable.

Mortgage Incentives
All costs associated with mortgage incentive schemes are charged in full in the year in which the expense is incurred.

Retirement Benefits
The cost of providing retirement pensions and related benefits is charged against profits on a systematic basis over the employees' service lives in accordance with SSAP 24 "Accounting for pension costs".

Foreign Currencies
Assets and liabilities and profit and loss accounts are translated at the rates of exchange ruling on the balance sheet date or at the forward exchange rate, as appropriate. Exchange differences arising on the translation of foreign equity investments are taken to reserves except to the extent that they are offset by corresponding differences arising on the translation of related borrowing. All other exchange differences are included in dealing profits.

Collateral and Netting
The Group nets loans, deposits and derivative transactions where it enters into master agreements (occasionally collateralised) with counterparties to ensure that if an event of default occurs all amounts outstanding with these counterparties will be settled on a net basis. Where the master agreements are collateralised, the collateral will take the form of a lien over the counterparty's assets thereby enabling the Group to claim on these assets in respect of existing and future liabilities.

Derivatives
Derivative financial instruments used for trading and non-trading purposes include interest rate swaps, cross currency swaps, futures, options, forward rate agreements and caps, floors and collars.

(i) Trading derivatives, which include customer driven and proprietary transactions and hedges thereof, are carried in the accounts at fair value with gains or losses included in dealing profits. The fair value is based on quoted market prices. Where representative market prices are not available, the fair value is determined from appropriate financial models using the actual or modelled cash flows. Fair value adjustments are made where appropriate, to cover credit risk, liquidity risk and future administrative costs.

(ii) Non-trading derivatives, which are used primarily as a risk management tool for hedging interest rate and foreign exchange rate risk arising on on-balance sheet assets and liabilities, are accounted for on an accruals basis reflecting the treatment of the underlying items being hedged.

In order to qualify as a hedge, a derivative must effectively reduce any risk inherent in the hedged item from potential movements in interest rates, exchange rates and market values. Changes in the market value of the derivative must be highly correlated with changes in the market value of the underlying hedged item over the life of the hedge contract. Gains and losses on instruments used for hedging purposes are not recognised until the exposure that is being hedged is itself recognised. Where a hedge transaction is terminated early, any profit or loss is spread over the remaining life of the underlying asset or liability being hedged. In other circumstances, where the underlying item subject to the hedge is extinguished, the hedge transaction is measured at fair value and any profit or loss is recognised immediately.

Consolidated Profit and Loss Account

For the year ended 31 December 2002

	Notes		**2002 £ million**		2001 Restated £ million
Interest receivable					
Interest receivable and similar income arising from debt securities			**882**		1,426
Other interest receivable and similar income			**15,809**		14,689
			16,691		16,115
Interest payable			**(11,921)**		(11,960)
Net interest income			**4,770**		4,155
Fees and commissions receivable			**2,157**		1,921
Fees and commissions payable			**(672)**		(517)
Dealing profits	1		**154**		82
Income from long-term assurance business	3(iii), 29		**233**		150
Other operating income			**904**		743
Net operating income (all from continuing operations)	1		**7,546**		6,534
Administrative expenses	2, 3(i)	**(3,128)**		(2,967)	
Depreciation and amortisation					
Tangible fixed assets		**(259)**		(260)	
Operating lease assets		**(289)**		(210)	
Goodwill amortisation		**(86)**		(68)	
		(634)		(538)	
Operating expenses			**(3,762)**		(3,505)
General insurance claims			**(79)**		(68)
Provisions for bad and doubtful debts	18		**(832)**		(608)
Amounts written off fixed asset investments	19, 20		**(24)**		(21)
Operating profit (all from continuing operations)			**2,849**		2,332
Before exceptional items		**3,002**		2,479	
Exceptional items	3	**(153)**		(147)	
Share of operating profits of joint ventures			**8**		20
Share of operating profits of associated undertakings			**27**		16
Profit on disposal of business	4		**25**		
Merger costs – exceptional	3(ii)				(76)
Profit on ordinary activities before taxation			**2,909**		2,292
Before exceptional items		**3,062**		2,515	
Exceptional items	3	**(153)**		(223)	
Tax on profit on ordinary activities	10		**(835)**		(663)
Profit on ordinary activities after taxation			**2,074**		1,629
Before exceptional items		**2,186**		1,811	
Exceptional items	3	**(112)**		(182)	
Minority interests (equity)			**(35)**		(67)
(non-equity)			**(123)**		(94)
Profit attributable to shareholders			**1,916**		1,468
Dividends	11				
Ordinary		**1,140**		993	
Preference		**37**		37	
			1,177		1,030
Retained profit of the year	12		**739**		438
Underlying earnings per share	13		**56.1p**		47.7p
Basic earnings per share	13		**50.6p**		40.5p
Diluted earnings per share	13		**50.2p**		40.1p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the year calculated solely on a historical cost basis would not differ materially from those stated in the Consolidated Profit and Loss Account above.

The statement of accounting policies on pages 66 to 68 and the notes on pages 74 to 113 form part of these accounts.

Consolidated Balance Sheet

As at 31 December 2002

	Notes		2002 £ million		2001 Restated £ million
Assets					
Cash and balances at central banks			**1,373**		1,150
Items in course of collection			**1,093**		983
Treasury bills and other eligible bills	14		**5,964**		4,071
Loans and advances to banks	15		**11,838**		12,929
Loans and advances to customers		**240,879**		201,034	
Less: non-returnable finance	16	**(6,564)**		(3,141)	
	16		**234,315**		197,893
Debt securities	19		**44,324**		42,449
Equity shares	20		**223**		224
Interest in joint ventures	21(i)				
Share of gross assets		**3,674**		2,214	
Share of gross liabilities		**(3,393)**		(2,002)	
			281		212
Interest in associated undertakings	21(ii)		**172**		134
Intangible fixed assets	23		**1,434**		1,245
Tangible fixed assets	24		**1,671**		1,627
Operating lease assets	25		**2,625**		2,042
Other assets	26		**7,434**		4,205
Prepayments and accrued income			**1,458**		2,241
Long-term assurance business attributable to shareholders	29		**3,544**		3,065
			317,749		274,470
Long-term assurance assets attributable to policyholders	29		**37,331**		37,601
Total Assets			**355,080**		312,071
Liabilities					
Deposits by banks	30		**45,637**		30,449
Customer accounts	31		**150,221**		140,516
Debt securities in issue	32		**80,771**		69,528
Notes in circulation			**821**		737
Corporate taxation			**232**		69
Dividends payable	11		**754**		679
Other liabilities	33		**8,912**		5,153
Accruals and deferred income			**4,486**		5,167
Provisions for liabilities and charges					
Deferred taxation	34(i)	**648**		489	
Other provisions	34(ii)	**232**		252	
			880		741
Subordinated liabilities	35				
Dated loan capital		**5,690**		4,966	
Undated loan capital		**3,437**		2,957	
			9,127		7,923
			301,841		260,962
Capital and Reserves					
Called up share capital	36				
Ordinary shares		**946**		892	
Preference shares (non-equity)		**400**		400	
		1,346		1,292	
Share premium account	37	**1,292**		27	
Other reserves	37	**496**		492	
Profit and loss account	37	**10,635**		9,602	
Shareholders' funds (including non-equity interests)	38		**13,769**		11,413
Minority interests (equity)			**436**		405
Minority and other interests (non-equity)	39		**1,703**		1,690
			15,908		13,508
			317,749		274,470
Long-term assurance liabilities attributable to policyholders			**37,331**		37,601
Total Liabilities			**355,080**		312,071

Consolidated Balance Sheet

As at 31 December 2002

	Notes	2002 £ million	2001 £ million
Memorandum Items	40		
Contingent liabilities			
Acceptances and endorsements		**157**	202
Guarantees and assets pledged as collateral security		**2,672**	2,133
		2,829	2,335
Commitments			
Other commitments		**49,024**	37,272

Approved by the Board on 24 February 2003 and signed on its behalf by:

Lord Stevenson Chairman	A J Hobson Chairman of Audit Committee	J R Crosby Chief Executive	M H Ellis Group Finance Director

The statement of accounting policies on pages 66 to 68 and the notes on pages 74 to 113 form part of these accounts.

Company Balance Sheet

As at 31 December 2002

	Notes		2002 £ million		2001 £ million
Fixed Assets					
Investments					
Shares in Group undertakings	22		**10,040**		1,301
Own shares	27		**17**		5
			10,057		1,306
Current Assets					
Debtors					
Amounts owed by Group undertakings		**4,910**		974	
Dividends receivable		**3,821**		679	
Other debtors		**40**		7	
		8,771		1,660	
Current Liabilities					
Creditors: Amounts falling due within one year					
Amounts owed to Group undertakings		**8,657**		27	
Dividends payable	11	**754**		679	
Accruals		**13**		2	
Other liabilities	33	**322**		4	
		9,746		712	
Net Current (Liabilities)/Assets			**(975)**		948
Total Assets Less Current Liabilities			**9,082**		2,254
Creditors: Amounts falling due after more than one year					
Subordinated liabilities	35				
Dated loan capital		**515**			
Undated loan capital		**2,131**		902	
			2,646		902
Net Assets			**6,436**		1,352
Capital and Reserves					
Called up share capital	36				
Ordinary shares		**946**		892	
Preference shares (non-equity)		**400**		400	
			1,346		1,292
Share premium account	37		**1,292**		27
Profit and loss account	37		**3,798**		33
Shareholders' Funds	38		**6,436**		1,352

Approved by the Board on 24 February 2003 and signed on its behalf by:

Lord Stevenson	A J Hobson	J R Crosby	M H Ellis
Chairman	Chairman of Audit Committee	Chief Executive	Group Finance Director

The statement of accounting policies on pages 66 to 68 and the notes on pages 74 to 113 form part of these accounts.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2002

	2002 £ million	2001 Restated £ million
Profit attributable to shareholders	**1,916**	1,468
Exchange translation	**4**	(6)
Total recognised gains and losses in the year	**1,920**	1,462
Prior year adjustment on the implementation of FRS 19	**135**	
Prior year adjustment in respect of the use of unsmoothed asset values	**(190)**	
Total recognised gains and losses since last annual report	**1,865**	

Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Notes	2002 £ million	2001 Restated £ million
Net cash (outflow)/inflow from operating activities	48	**(994)**	635
Merger costs – exceptional			(76)
Dividends received from joint ventures		**48**	16
Dividends received from associated undertakings		**2**	
Returns on investments and servicing of finance	49(i)	**(700)**	(638)
Taxation		**(445)**	(860)
Capital expenditure and financial investment	49(ii)	**2,199**	(1,076)
Acquisitions and disposals	49(iii)	**(114)**	(738)
Equity dividends paid		**(782)**	(837)
Net cash outflow before financing		**(786)**	(3,574)
Financing	49(iv)	**2,543**	2,697
Increase/(decrease) in cash	51	**1,757**	(877)

The statement of accounting policies on pages 66 to 68 and the notes on pages 74 to 113 form part of these accounts.

Notes on the Accounts

1. Net Operating Income

		2002 £ million		2001 Restated £ million
Net operating income includes:				
Mortgage incentives		**(1,106)**		(1,027)
Interest payable on subordinated liabilities		**(518)**		(485)
Dealing profits				
Foreign exchange	**59**		44	
Interest related	**95**	**154**	38	82
Finance lease rental income		**726**		671
Operating lease rental income		**468**		369
General insurance premium income		**320**		265
Profit on sale of investment securities		**37**		92
Dividend income from equity shares		**6**		7

Dealing profits arise from the Group's trading book. The types of instrument in which the Group trade are as set out in Note 41.

2. Administrative Expenses

	Notes	2002 £ million	2001 £ million
Administrative expenses (excluding exceptional items) includes:			
Staff costs	5	**1,552**	1,425
Property rentals		**128**	135
Hire of equipment		**25**	24

The Group operates Inland Revenue approved Savings-Related Share Option Schemes and relies on the exemption under UITF Abstract 17 and accordingly no cost has been recognised on the grant of Savings-Related Share Options.

3. Exceptional Items

Exceptional items include the following:
(i) Included within administrative expenses, exceptional costs have been charged as follows:-

	Notes	2002 £ million	2001 £ million
HBOS merger integration costs	(a)	**(153)**	(132)
Equitable Life integration costs	(b)		(42)
		(153)	(174)
Tax effect		**41**	49

(a) The HBOS merger integration costs cover the costs of integrating and reorganising Bank of Scotland Group and Halifax Group following the merger.

(b) The Equitable Life integration costs relate to expenses incurred during the integration of The Equitable sales force, acquired on 1 March 2001 into the new Halifax Equitable structure together with other ancillary integration costs associated with the transaction.

(ii) Merger costs of £76 million (tax £nil) in 2001 comprise the deal costs incurred in connection with the merger of Bank of Scotland Group and Halifax Group.

(iii) Included within income from long-term assurance business in 2001 is an exceptional credit of £27 million (tax £8 million) arising from St. James's Place Capital plc's share of profits from an arrangement to transfer Life Assurance Holding Corporation Ltd's ("LAHC") investment management business to Aberdeen Asset Management plc. LAHC is an associated undertaking of St. James's Place Capital plc.

4. Profit on Disposal of Business

On 27 November 2002, the Bank of Scotland, a subsidiary undertaking of HBOS plc, disposed of its merchant services business for £25 million, generating a gain of £25 million.

5. Staff

	2002 Number	2001 Number
The average number of persons employed by the Group during the year was:-		
Full time	**48,180**	47,979
Part time	**15,802**	14,869
	63,982	62,848

	2002 £ million	2001 £ million
The aggregate remuneration payable to those employees comprises:-		
Wages and salaries	**1,531**	1,432
Social security costs	**126**	112
Other pension costs (Note 9)	**92**	73
Other post retirement benefits (Note 9)	**2**	2
	1,751	1,619
Less: long-term assurance business staff costs	**(199)**	(194)
Staff costs charged to administrative expenses	**1,552**	1,425

Staff costs in respect of long-term assurance business are not charged to administrative expenses but are taken into account in determining the increase in the net present value of the in-force long-term assurance business.

6. Directors' Remuneration

	2002 £000	2001 £000
Total emoluments	**7,118**	6,581
Total potential pre-tax gains on share options exercised	**1**	1,195
Highest paid Director – emoluments	**1,027**	994
– potential pre-tax gains on share options exercised	**Nil**	1,195
– accrued pension entitlement per annum	**349**	296

Retirement benefits accrued to 8 Directors under pension schemes in the year to 31 December 2002.

The figures for the year to 31 December 2001 include the emoluments of the Directors of Bank of Scotland and Halifax Group plc who were appointed to the Board of HBOS plc.

A detailed analysis of Directors' emoluments, pension entitlements, share interests and share options is given on pages 47 to 61 in the Report of the Board in relation to remuneration policy and practice.

7. Auditors' Remuneration

The aggregate remuneration of KPMG Audit Plc and its associates for audit and other services (excluding VAT) is analysed below. KPMG Audit Plc were the auditors of both Halifax Group and Bank of Scotland Group for 2002 and 2001, and since 5 June 2001 have been the auditors of HBOS plc.

	Within UK £ million	Outwith UK £ million	2002 Total £ million	Within UK £ million	Outwith UK £ million	2001 Total £ million
Group						
Statutory audits	**3.1**	**0.6**	**3.7**	2.9	0.5	3.4
As auditors or reporting accountants	**3.3**	**0.3**	**3.6**	3.4	0.1	3.5
	6.4	**0.9**	**7.3**	6.3	0.6	6.9
Accounting, advisory and consultancy	**2.8**	**0.1**	**2.9**	6.6	0.6	7.2
Tax advisory	**0.8**	**0.2**	**1.0**	0.5	0.3	0.8
Merger and acquisitions	**0.5**		**0.5**	8.1		8.1
	10.5	**1.2**	**11.7**	21.5	1.5	23.0

In respect of the Company, statutory audit fees include £10,000 (2001 – £10,000), fees as auditors or reporting accountants were £181,000 (2001 – nil) and fees in respect of the merger were £76,000 (2001 – nil). All fees are within the UK.

Notes on the Accounts continued

7. Auditors' Remuneration continued

Non-audit fees include £0.7 million which has been capitalised by the Group in the year ended 31 December 2002 (2001 – £2.0 million). The level of fees were greater in 2001 primarily reflecting work conducted in connection with the merger of Bank of Scotland Group and Halifax Group and the acquisition of the operating assets, salesforce and unit-linked and certain non-profit business of The Equitable.

The Group's policy in relation to the appointment of the external auditors for other work is explained in the Corporate Governance Statement on pages 62 and 63.

8. Operating Leases

				Group
	2002 Property £ million	**2002 Other £ million**	2001 Property £ million	2001 Other £ million
There are commitments to make payments in the following year in respect of non-cancellable operating leases which expire:-				
within 1 year	**3**	**2**	3	3
between 1 and 5 years	**19**	**35**	18	13
after 5 years	**106**	**2**	106	3
	128	**39**	127	19

9. Pension Costs

The Group operates several pension schemes. The principal schemes are the Halifax Retirement Fund and the Bank of Scotland 1976 Pension Scheme (together, "the Schemes"), which are funded schemes. These Schemes cover 76 per cent of the Group's pensionable employees, and provide defined benefits based on final pensionable salary. The assets of the Schemes are held in Trust Funds which are independent of the Group's own assets.

In determining the level of contributions required to be made to the Schemes and the relevant charges to the Group's profit and loss account, the Group has been advised by Watson Wyatt LLP, Actuaries and Consultants. The most recently published formal valuation of the Halifax Retirement Fund took place as at 31 March 2000; a formal valuation of the Bank of Scotland 1976 Pension Scheme was carried out as at 31 December 2001. The financial assumptions are derived based upon the economic conditions prevailing at the date of valuation. The different assumptions between the two Schemes are as a consequence of their differing valuation dates. The main financial assumptions adopted for these calculations were as follows:-

	Halifax Retirement Fund Rates per annum	Bank of Scotland 1976 Pension Scheme Rates per annum
Future price inflation	3.00 per cent	2.50 per cent
Return on new investments	7.25 per cent	6.60 per cent
Return on existing investments	5.75 per cent	6.00 per cent
Increases in earnings[1]	4.50 per cent	3.50 per cent
Increases in pensions[2]	3.00 per cent	2.50 per cent

Notes:-

1. In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.
2. The pension increase is on the excess over the Guaranteed Minimum Pension.

The pension costs for accounting purposes have been calculated using the same assumptions as those adopted for the formal valuations. The following disclosures are based on these assumptions using the projected unit method of valuation:-

	Halifax Retirement Fund	Bank of Scotland 1976 Pension Scheme
Effective date of valuation	31/3/2000	31/12/2001
Market value of assets	£2,148m	£1,409m
Asset cover level	119 per cent	98 per cent
Regular pension charge (as a percentage of pensionable salaries)	16.75 per cent	15.90 per cent

9. Pension Costs continued

The asset cover levels disclosed in the previous table represent the ratios of the respective Schemes' assets to the value of the benefits that had accrued to members and pensioners at the valuation dates after allowing for expected future increases in earnings and pensions.

The regular pension charge for the Halifax Retirement Fund is inclusive of employee contributions which were increased from 3% to 4% of pensionable salaries from 1 May 2002. These charges have been adjusted by spreading surplus assets or shortfalls in each of the Schemes over the average future working lifetimes of the memberships (15 years for the Halifax Retirement Fund and 16 years for the Bank of Scotland 1976 Pension Scheme) by fixed capital instalments plus interest on the reducing balances. These elements, together with interest on the opening balance sheet positions result in a charge of £12 million (2001 – £15 million) in respect of the Halifax Retirement Fund and £54 million (2001 – £30 million) in respect of the Bank of Scotland 1976 Pension Scheme. Included within the Bank of Scotland 1976 Pension Scheme charge is an exceptional charge of £1 million.

Contributions to the Schemes of £72 million were paid over the period. As contributions differed from the amount charged in the Profit and Loss Account a pension prepayment of £35 million (2001 – £25 million) in respect of the Halifax Retirement Fund and a provision of £82 million (2001 – £78 million) for future contributions in respect of the Bank of Scotland 1976 Pension Scheme is included in the Balance Sheet. This leads to a net provision of £47 million (2001 – £53 million). The Group currently contributes to the Halifax Retirement Fund at a rate of 4% of pensionable salaries, and to the Bank of Scotland 1976 Pension Scheme at a rate of 16.6% of pensionable salaries.

The current pension cost for the Halifax Retirement Fund under SSAP 24 is likely to increase in 2003, when the next formal triennial valuation is performed, reflecting, inter alia, a deterioration in stock market conditions.

The Bank of Scotland 1976 Pension Scheme was closed to new members on 30 September 2002. With effect from 1 October 2002 all new members of staff will be eligible to join The HBOS Group Money Purchase Scheme.

The pension costs charged in the Profit and Loss Account include £27 million (2001 – £28 million) relating to schemes other than the Schemes. These costs are net of an amount of £7 million in respect of The Equitable Pension and Life Assurance Scheme ('The Equitable Pension Scheme') which The Equitable is obliged to reimburse to the Group.

Other Post-Retirement Benefits

The Group also provides post-retirement health care benefits and concessionary rate mortgages for certain pensioners and dependent spouses. An independent actuarial review as at 31 December 2002 estimated the present value of the accumulated other post-retirement benefit obligations at £38 million for the Group (2001 – £37 million). The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 7.25% per annum, being 4.25% per annum higher than the rate of inflation. The charge for the year ended 31 December 2002 for other post-retirement benefits was £2 million (2001 – £2 million). Included in provisions for liabilities and charges is £35 million (2001 – £33 million) which represents the accrued amount for other post-retirement benefits.

FRS 17

Under the transitional arrangements of FRS 17 the Group continues to account for retirement benefits in accordance with SSAP 24 as detailed above. The following additional disclosures under FRS 17 are required by way of narrative only.

The actuarial valuations used in assessing the FRS 17 disclosures are:-

- the Halifax Retirement Fund valuation as at 31 March 2000
- the Bank of Scotland 1976 Pension Scheme valuation as at 31 December 2001

These are the principal schemes for the Group but additional FRS 17 disclosure has been provided for all other defined benefit schemes within the Group. These are detailed below under the heading "Other Schemes".

For the Schemes and Other Schemes, each actuarial valuation is updated by qualified actuaries, principally Watson Wyatt LLP, to take account of the requirements of FRS 17 and to assess the assets and liabilities of the schemes as at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

The liabilities of the Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:-

	Rates per annum 31 December 2001	**Rates per annum 31 December 2002**
Future price inflation	2.5 per cent	**2.4 per cent**
Discount rate	6.0 per cent	**5.8 per cent**
Increases in earnings[1]	3.5 per cent	**3.4 per cent**
Increases in pensions[2]	2.5 per cent	**2.4 per cent**

Notes:-

1. In addition to the general assumed rate of salary increases, there is a separate assumed salary scale of increases due to promotions and increasing seniority.
2. The pension increase is on the excess over the Guaranteed Minimum Pension. Pensions which are guaranteed to increase at a rate of 3.0 per cent per annum have been assumed to increase at 3.0 per cent.

Notes on the Accounts continued

9. Pension Costs continued

The Schemes are closed to new entrants. Under the Projected Unit method, the current service cost will increase as members of the Schemes approach retirement.

The liabilities of the Other Schemes under FRS 17 were calculated using the Projected Unit method using the following financial assumptions:-

	Rates per annum 31 December 2001	**Rates per annum 31 December 2002**
Future price inflation	2.5 per cent	**2.4 per cent**
Discount rate	6.0 per cent	**5.8 per cent**
Increases in earnings	3.5 per cent	**3.4 per cent**
Increases in pensions	2.5 per cent	**2.4 per cent**

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The assets of the Schemes and the expected rates of return were:-

	Long-term expected rate of return per annum at 31 December 2001	Value at 31 December 2001 £ million	**Long-term expected rate of return per annum at 31 December 2002**	**Value at 31 December 2002 £ million**
Equities	7.75 per cent	2,715	**8.50 per cent**	**2,157**
Bonds	5.25 per cent	305	**5.00 per cent**	**269**
Property	6.50 per cent	88	**6.80 per cent**	**82**
Cash	4.50 per cent	88	**3.80 per cent**	**84**
Total market value of assets		3,196		**2,592**
Present value of liabilities of the Schemes		3,194		**3,546**
Surplus/(Deficit) in the Schemes		2		**(954)**
Deferred tax asset				**286**
Net pension asset/(liability)		2		**(668)**

The assets of the Other Schemes and the expected rates of return were:-

	Long-term expected rate of return per annum at 31 December 2001	Value at 31 December 2001 £ million	**Long-term expected rate of return per annum at 31 December 2002**	**Value at 31 December 2002 £ million**
Equities	7.75 per cent	365	**8.50 per cent**	**314**
With-profits investments	6.25 per cent	114	**5.80 per cent**	**79**
Bonds	5.25 per cent	76	**5.00 per cent**	**124**
Property	6.50 per cent	13	**6.80 per cent**	**19**
Cash	4.50 per cent	12	**3.80 per cent**	**33**
Total market value of assets		580		**569**
Present value of liabilities of the Other Schemes		607		**751**
Deficit in the Other Schemes		(27)		**(182)**
Deferred tax asset		8		**55**
Net pension liability		(19)		**(127)**

The above rates apply to all Other Schemes with the exception of the schemes within Bank of Scotland (Ireland) Ltd, which are not significant.

The movement in the surplus/(deficit) in the Schemes and Other Schemes ("Group Schemes") during the year can be analysed as follows:-

	Year ended 31 December 2002		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**
Surplus/(Deficit) in the Group Schemes at beginning of year	**2**	**(27)**	**(25)**
Contributions paid	**72**	**42**	**114**
Current service cost	**(128)**	**(22)**	**(150)**
Past service cost	**(16)**	**(6)**	**(22)**
Other finance income	**46**	**4**	**50**
Actuarial loss	**(930)**	**(173)**	**(1,103)**
Deficit in the Group Schemes at end of year	**(954)**	**(182)**	**(1,136)**

9. Pension Costs continued

Components of defined benefit cost for the year 2002

Analysis of amount that would be charged to operating profit	Year ended 31 December 2002		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**
Current service cost	**128**	**22**	**150**
Past service cost	**16**	**6**	**22**
Total that would be charged to operating profit	**144**	**28**	**172**

Analysis of amount that would be credited to other finance income			
Interest on pension scheme liabilities	**188**	**36**	**224**
Expected return on assets in pension scheme	**(234)**	**(40)**	**(274)**
Net amount that would be credited to other finance income	**(46)**	**(4)**	**(50)**
Total potential profit and loss charge before deduction for tax	**98**	**24**	**122**

Analysis of amounts that would be recognised in Statement of Total Recognised Gains and Losses (STRGL)	Year ended 31 December 2002		
	The Schemes £ million	**Other Schemes £ million**	**Total £ million**
Loss on assets	**829**	**163**	**992**
Experience loss/(gain) on liabilities	**7**	**(8)**	**(1)**
Loss on change of assumptions (financial and demographic)	**94**	**18**	**112**
Total potential loss recognised in STRGL before tax	**930**	**173**	**1,103**

History of experience gains and losses	Year ended 31 December 2002		
	The Schemes	**Other Schemes**	**Total**
Loss on scheme assets			
Amount (£ million)	**829**	**163**	**992**
% of scheme assets at end of year	**32%**	**29%**	**31%**
Experience loss/(gain) on scheme liabilities			
Amount (£ million)	**7**	**(8)**	**(1)**
% of scheme liabilities at end of year	**0%**	**1%**	**0%**
Total potential loss recognised in STRGL before tax			
Amount (£ million)	**930**	**173**	**1,103**
% of scheme liabilities at end of year	**26%**	**23%**	**26%**

Included within Other Schemes is The Equitable Pension Scheme. At 31 December 2002, under FRS 17, a deficit of £51 million and a profit and loss charge of £14 million would arise. The Equitable is, however, obliged to reimburse the Group for certain excess costs of funding this scheme. The contributions to Other Schemes referred to above are those paid by the Group and do not take account of amounts to be reimbursed by The Equitable.

Other Post-Retirement Benefits

An independent actuarial review as at 31 December 2002 estimated the present value of the accumulated other post-retirement benefit obligations under FRS 17 at £40 million (2001 – £40 million) for the Group. There are no assets backing these obligations, and hence the notional balance sheet provision under FRS 17 is also £40 million (2001 – £40 million). The notional charge in relation to these benefits amounted to £3 million. The main additional financial assumption used was that over the long-term the rate of increase in health care costs would be 5.8% per annum, which is in line with the discount rate.

Notes on the Accounts continued

10. Taxation

	2002 £ million	2001 Restated £ million
UK Corporation Tax at 30 per cent (2001 – 30 per cent)	**519**	429
Relief for overseas taxation	**(17)**	(12)
	502	417
Tax relating to change in value of long-term assurance business (Note 29)	**51**	23
	553	440
Overseas taxation	**107**	97
Share of joint ventures' taxation	**12**	11
Share of associated undertakings' taxation	**5**	4
Total current corporation tax	**677**	552
Deferred taxation (Note 34(i))	**158**	111
Tax on profit on ordinary activities	**835**	663

The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30 per cent). The differences are explained below:-

	2002 £ million	2001 Restated £ million
Profit on ordinary activities before taxation	**2,909**	2,292
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30 per cent (2001 – 30 per cent)	**873**	688
Effects of:-		
Expenses not deductible for tax purposes	**50**	69
Capital allowances in excess of depreciation	**(154)**	(139)
Net effect of differing tax rates overseas	**(28)**	(9)
Book gains covered by capital losses/indexation	**(5)**	(8)
Deductible interest on innovative tier 1 capital	**(33)**	(23)
Differing tax rates for life assurance business	**(3)**	(9)
Expenditure qualifying for capital allowances	**6**	16
Amounts written off fixed asset investments	**10**	3
Tax deductible contributions to Qualifying Employee Share Trust	**(4)**	(9)
Other timing differences	**(18)**	(13)
Adjustments in respect of previous periods	**(15)**	(6)
Others	**(2)**	(8)
Current corporation tax charge for year	**677**	552

11. Dividends

		2002 £ million		2001 £ million
Preference dividends paid		**25**		25
payable		**12**		12
		37		37
Ordinary dividend				
Interim dividend of 9.80p per ordinary share (2001 – 9.30p)	**370**		330	
Proposed final dividend of 19.60p per ordinary share (2001 – 18.70p)	**742**		667	
Adjustments	**28**		(4)	
		1,140		993
		1,177		1,030

Of the adjustment in 2002, £32 million results from the 2001 final dividend payable in respect of the 172.5 million ordinary shares issued by means of a share placing which took place subsequent to the dividends being accrued but before the ex-dividend date.

The other adjustment in 2002 of £4 million (2001 – £2 million) results from the waiver of dividends by the QUEST (Note 27(b)) which took place subsequent to the dividends being accrued but before the ex-dividend date.

The remaining adjustment in 2001 of £2 million reflects a credit for dividends declared on unclaimed Halifax Group plc ordinary shares that were sold by Halifax Group plc in 2001. The dividends accrued on these shares were not required to be paid.

12. Retained Profit

	2002 £ million	2001 Restated £ million
The profit of the Group has been retained by		
HBOS plc	**3,494**	43
Subsidiary undertakings	**(2,723)**	390
	771	433
Associated undertakings and joint ventures	**(32)**	5
	739	438

By virtue of the exemption contained within Section 230 of the Companies Act 1985, the Profit and Loss Account of the Company is not presented.

Following the transfer of certain Halifax Group plc subsidiary undertakings, a dividend of £3.2 billion was payable from Halifax Group plc to HBOS plc.

13. Earnings per Ordinary Share

Basic and diluted earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders of £1,879 million (2001 restated – £1,431 million). The underlying earnings per Ordinary Share are based upon Group profit attributable to Ordinary Shareholders (before exceptional items and goodwill amortisation but after tax) of £2,083 million (2001 restated – £1,687 million). For the basic and underlying earnings per Ordinary Share the weighted average number of 25p Ordinary Shares of 3,716 million (2001 – 3,536 million) is used and for the diluted earnings per Ordinary Share the weighted average number of actual and potential 25p Ordinary Shares of 3,743 million (2001 – 3,568 million) is used. Group profit attributable to Ordinary Shareholders equals profit attributable to shareholders of £1,916 million (2001 restated – £1,468 million) less preference dividends of £37 million (2001 – £37 million). The weighted average number of actual and potential Ordinary Shares in issue is detailed below:-

	2002 Number million	2001 Number million
Actual weighted average number of shares in issue	**3,716**	3,536
Adjustment for weighted average number of shares on which options have been granted but not yet exercised	**27**	32
Potential weighted average number of shares in issue	**3,743**	3,568

The calculation of the underlying earnings per Ordinary Share, noted below, has been included to enable shareholders to assess the underlying trading performance.

	2002 pence	2001 Restated pence
Basic earnings per share	**50.6**	40.5
Exceptional items	**3.0**	5.1
Goodwill amortisation	**2.5**	2.1
Underlying earnings per share	**56.1**	47.7

14. Treasury Bills and Other Eligible Bills

				Group
	2002 Book Value £ million	**2002 Market Value £ million**	2001 Book Value £ million	2001 Market Value £ million
Investment securities				
Treasury bills and similar securities	**3,704**	**3,707**	2,602	2,600
Other eligible bills	**302**	**303**	448	451
	4,006	**4,010**	3,050	3,051
Other securities				
Treasury bills and similar securities	**1,118**	**1,118**	57	57
Other eligible bills	**840**	**840**	964	964
	1,958	**1,958**	1,021	1,021
	5,964	**5,968**	4,071	4,072

Notes on the Accounts continued

14. Treasury Bills and Other Eligible Bills continued

The movement on treasury bills and other eligible bills held for investment purposes was as follows:-

	£ million
At 1 January 2002	**3,050**
Exchange translation	**28**
Additions	**12,615**
Disposals	**(11,750)**
Amortisation	**63**
At 31 December 2002	**4,006**
Aggregate unamortised discounts net of premiums at 31 December 2002	**30**

15. Loans and Advances to Banks

	Group	
	2002 £ million	2001 £ million
Repayable on demand or at short notice	**3,159**	1,625
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**6,551**	9,191
1 year or less but over 3 months	**1,776**	1,741
5 years or less but over 1 year	**282**	185
over 5 years	**70**	187
	11,838	12,929

16. Loans and Advances to Customers

	Group	
	2002 £ million	2001 £ million
Repayable on demand or at short notice	**18,469**	16,679
Other loans and advances repayable		
in 3 months or less excluding on demand or at short notice	**24,008**	18,296
1 year or less but over 3 months	**11,514**	10,057
5 years or less but over 1 year	**34,613**	27,582
over 5 years	**147,876**	127,171
Gross loans and advances to customers*	**236,480**	199,785
Provisions for bad and doubtful debts (Note 18)	**(2,024)**	(1,769)
Interest in suspense	**(141)**	(123)
Loans and advances to customers	**234,315**	197,893

* Net of securitised loans and advances to customers.

At 31 December 2002, there were gross loans and advances to customers of £4,588 million (2001 – £3,280 million) outstanding from associated undertakings and joint ventures.

Loans and advances to customers include finance lease receivables of £4,287 million (2001 – £3,900 million). Assets acquired in the year for letting under finance leases amounted to £1,047 million (2001 – £1,005 million).

16. Loans and Advances to Customers continued

The Group's gross lending exposure is analysed below.

	2002 £ million	2001 £ million
Agriculture, forestry and fishing	**1,096**	1,038
Energy	**1,591**	1,598
Manufacturing industry	**5,836**	5,654
Construction and property	**20,591**	15,053
Hotels, restaurants and wholesale and retail trade	**8,410**	5,930
Transport, storage and communication	**5,107**	4,736
Financial	**6,867**	6,716
Other services	**12,788**	9,850
Individuals		
Home mortgages	**147,470**	127,636
Other personal lending	**16,560**	13,874
Overseas residents	**10,164**	7,700
Gross loans and advances to customers*	**236,480**	199,785

* Net of securitised loans and advances to customers.

Loans and advances to customers which have been securitised are shown below. These meet the criteria set out in FRS 5 "Reporting the Substance of Transactions", for a linked presentation format.

		At 31 December 2002		At 31 December 2001	
	Assets securitised	Gross assets securitised £ million	Non-returnable finance £ million	Gross assets securitised £ million	Non-returnable finance £ million
SWAN Trust	Mortgages	**150**	**150**	204	204
Mound Financing (No 1) PLC	Mortgages	**750**	**748**	750	748
Mound Financing (No 2) PLC	Mortgages	**750**	**748**	750	748
Melrose Financing No 1 plc	Corporate Loans	**1,500**	**1,444**	1,500	1,441
Permanent Financing (No 1) PLC	Mortgages	**3,479**	**3,474**		
		6,629	**6,564**	3,204	3,141

These special purpose companies, all of which are ultimately beneficially owned by charitable trusts, have been funded primarily through the issue of floating rate notes. Neither HBOS plc nor its subsidiary undertakings will support any losses that may be suffered by the noteholders in accordance with the terms of the notes. When all liabilities to the noteholders have been discharged, any proceeds from assets in addition to the non-returnable amounts already received in the securitisation companies accrue to HBOS plc or its subsidiary undertakings.

Neither HBOS plc nor its subsidiary undertakings have the right or obligation to repurchase any securitised advance unless it has been in breach of warranty.

The HBOS Group undertakings and third parties have entered into a number of interest rate swaps with the securitisation undertakings, the intention of which is to swap all or part of the interest flows from customers into variable rate interest flows to match the variable rate interest payable to the noteholders.

In June 2002, £3,479 million of mortgage loans were securitised through Permanent Financing (No 1) PLC.

In aggregate the securitisation undertakings had net interest income of £8.8 million (2001 – £3.7 million); operating expenses of £6.3 million (2001 – £1.5 million); provisions for bad and doubtful debts of £2.5 million (2001 – £0.2 million); resulting in a profit for the year of £nil (2001 – £2.0 million).

17. Non-performing Assets

The aggregate gross non-performing loans and advances is £4,206 million (2001 – £4,072 million) including £1,192 million (2001 – £1,125 million) of advances on which interest is being held in suspense. Net of provisions and interest in suspense, non-performing loans and advances amount to £2,041 million (2001 – £2,180 million).

Notes on the Accounts continued

18. Provisions for Bad and Doubtful Debts

			Group
	Specific £ million	**General £ million**	**Total £ million**
At 1 January 2002	**1,102**	**667**	**1,769**
New provisions less releases	**833**	**37**	**870**
Amounts written off	**(618)**		**(618)**
Exchange movements	**4**	**(1)**	**3**
Cumulative provisions as at 31 December 2002	**1,321**	**703**	**2,024**
New provisions less releases	**833**	**37**	**870**
Recoveries of amounts previously written off	**(38)**		**(38)**
Net charge to profit and loss account	**795**	**37**	**832**

19. Debt Securities

				2002				2001
	Issued by Public Bodies £ million	**Issued by Others £ million**	**Total £ million**	**Market Value £ million**	Issued by Public Bodies £ million	Issued by Others £ million	Total £ million	Market Value £ million
Group								
Investment securities								
Listed								
British Government Securities	**521**		**521**	**524**	378		378	384
Others	**1,318**	**14,086**	**15,404**	**15,402**	2,096	10,992	13,088	13,144
Unlisted								
Certificates of deposit issued by banks and building societies		**1,962**	**1,962**	**1,963**		5,138	5,138	5,152
Others	**266**	**7,015**	**7,281**	**7,207**	1,221	9,395	10,616	10,623
Total investment securities	**2,105**	**23,063**	**25,168**	**25,096**	3,695	25,525	29,220	29,303
Other securities								
Listed	**486**	**1,826**	**2,312**	**2,312**	1,454	397	1,851	1,851
Unlisted		**16,844**	**16,844**	**16,844**	229	11,149	11,378	11,378
	2,591	**41,733**	**44,324**	**44,252**	5,378	37,071	42,449	42,532
of which:-								
maturing within 1 year			**21,426**				22,189	
1 year and over			**22,898**				20,260	
			44,324				42,449	

The movement on debt securities held as investment securities is as follows:-

			Group
	Amortised Cost £ million	**Aggregate amount written off £ million**	**Book Value £ million**
At 1 January 2002	**29,243**	**(23)**	**29,220**
Exchange translation	**(379)**		**(379)**
Additions	**19,676**		**19,676**
Amortisation	**6**		**6**
Disposals	**(23,352)**		**(23,352)**
Amount written off		**(3)**	**(3)**
At 31 December 2002	**25,194**	**(26)**	**25,168**
Aggregate unamortised premium at 31 December 2002	**6**		**6**

Debt securities include securities with a market value of £662 million (2001 – £1,077 million) for the Group sold subject to agreement to repurchase.

19. Debt Securities continued

Debt securities include securities pledged as collateral of £12,416 million (2001 – £7,323 million).

Debt securities include asset backed securities of £9,320 million (2001 – £7,670 million) which have been sold by subsidiaries of the Company to bankruptcy remote special purpose vehicles, funded by the issue of commercial paper on terms whereby the rewards and some of the risks of the portfolio have been retained by HBOS Treasury Services plc. The securitisation does not qualify for linked presentation under FRS 5 and the asset backed securities have therefore been retained on the Group balance sheet with commercial paper being included within debt securities in issue (Note 32).

20. Equity Shares

	Listed			Unlisted			
Investment Securities	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Cost £ million	Aggregate amount written off £ million	Book Value £ million	Total Book Value £ million
Group							
At 1 January 2002	64		64	171	(11)	160	224
Exchange translation	1		1	(1)		(1)	
Fair value adjustments	(10)		(10)				(10)
Additions	11		11	58		58	69
Disposals	(7)		(7)	(32)		(32)	(39)
Amounts written off		(2)	(2)		(19)	(19)	(21)
At 31 December 2002	59	(2)	57	196	(30)	166	223

The total value of investments as at 31 December 2002 for the Group was £274 million (2001 – £285 million) including £96 million (2001 – £114 million) in respect of listed equity shares.

21. Interests in Joint Ventures and Associated Undertakings

(i) Joint Ventures — Group

	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2002 – Restated	151	(49)	102	110	212
Acquisitions and subscriptions of capital	120		120		120
Disposals		1	1		1
Equity accounting adjustments		(46)	(46)	(6)	(52)
At 31 December 2002	271	(94)	177	104	281

Interests in joint ventures have been restated to reflect the impact of the joint venture entities adopting FRS 19. The effect has been to increase equity adjustments and reduce book value at 1 January 2002 by £4 million.

(ii) Associated Undertakings — Group

	Acquired Book Value £ million	Equity Adjustments £ million	Share of Net Tangible Assets £ million	Goodwill £ million	Book Value £ million
At 1 January 2002	127	7	134		134
Acquisitions and subscriptions of capital	21		21		21
Disposals	(3)		(3)		(3)
Equity accounting adjustments		20	20		20
At 31 December 2002	145	27	172		172

All the interests in joint ventures and associated undertakings are unlisted.

The main joint ventures and associated undertakings are listed in Note 54 on page 111.

Notes on the Accounts continued

22. Shares in Group Undertakings

	Banks £ million	Others £ million	Total £ million
At cost at 1 January 2002	**734**	**567**	**1,301**
Subscriptions of capital	**1,250**	**600**	**1,850**
Transfers from Group Undertakings	**2,570**	**4,319**	**6,889**
At cost at 31 December 2002	**4,554**	**5,486**	**10,040**

With effect from 1 January 2002, Halifax Group plc's insurance and investment subsidiary undertakings were transferred to an intermediate insurance holding company, HBOS Insurance & Investment Group Limited ("HBOS IIG"). On 1 July 2002, all Halifax Group plc's subsidiary undertakings comprising, inter alia, Halifax plc, HBOS IIG and Halifax Share Dealing Limited, were transferred at book value to HBOS plc.

The main subsidiary undertakings of HBOS plc are listed in Note 55 on page 112.

23. Intangible Fixed Assets

	Goodwill £ million
Cost	
At 1 January 2002	**1,372**
Exchange translation	**1**
Fair value adjustments (Note 50)	**22**
Additions (Note 50)	**259**
Other movements	**(7)**
At 31 December 2002	**1,647**
Amortisation and provisions for impairment	
At 1 January 2002	**127**
Amortisation charged in year	**86**
At 31 December 2002	**213**
Net Book Value	
At 31 December 2002	**1,434**
At 31 December 2001	1,245

Goodwill on acquisitions is capitalised and amortised by equal instalments over its estimated useful life, which, for all material acquisitions, is 20 years.

Other movements relate to cash distributions from the acquisition of the business of Birmingham Midshires Building Society in April 1999 which have not been claimed and reverted back to Halifax plc in July 2002 under the terms of the transfer document. This is a reduction in the cost of investment.

24. Tangible Fixed Assets

			Group
	Cost or Valuation £ million	**Depreciation £ million**	**Book Value £ million**
Property			
At 1 January 2002	**1,303**	**(418)**	**885**
Exchange translation	**(1)**		**(1)**
Additions	**93**		**93**
Disposals	**(86)**	**11**	**(75)**
Depreciation for year		**(46)**	**(46)**
At 31 December 2002	**1,309**	**(453)**	**856**
of which:-			
Investment properties at valuation:-			
Freehold			**39**
Other properties at cost less depreciation:-			
Freehold			**673**
Long leasehold			**49**
Short leasehold			**95**
			856
Occupied for own activities			**689**
Equipment			
At 1 January 2002	**1,726**	**(984)**	**742**
Exchange translation	**(1)**		**(1)**
Additions	**298**		**298**
Disposals	**(57)**	**46**	**(11)**
Depreciation for year		**(213)**	**(213)**
At 31 December 2002	**1,966**	**(1,151)**	**815**
Total tangible fixed assets at 31 December 2002	**3,275**	**(1,604)**	**1,671**
Total tangible fixed assets at 31 December 2001	3,029	(1,402)	1,627
Equipment includes amounts acquired under finance leases	**32**	**(31)**	**1**

Included within Group tangible fixed assets are assets in the course of construction amounting to £87 million (2001 – £89 million) which are not depreciated until the assets are brought into use.

The investment properties were valued by C B Hillier Parker, Chartered Surveyors, as at 31 December 2002, on the basis of open market value in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors. The valuation amount equated to the original historic cost as at 31 December 2002. The Group had no investment properties as at 31 December 2001.

Notes on the Accounts continued

25. Operating Lease Assets

Assets leased to customers include the following amounts in respect of operating lease assets:-

	Group
	£ million
Cost	
At 1 January 2002	**2,486**
Additions	**1,287**
Disposals	**(578)**
At 31 December 2002	**3,195**
Aggregate depreciation	
At 1 January 2002	**(444)**
Charge for the year	**(289)**
Disposals	**163**
At 31 December 2002	**(570)**
Net Book Value at 31 December 2002	**2,625**
Net Book Value at 31 December 2001	2,042

The Group's unguaranteed residual value exposure in respect of operating lease assets, assuming disposal at the end of the lease term, is as follows:-

	Group	
	2002 £ million	2001 £ million
On operating lease assets where the unguaranteed residual value is expected to be recovered in:-		
1 year or less	**14**	17
2 years or less but over 1 year	**8**	7
5 years or less but over 2 years	**73**	79
over 5 years	**346**	330
	441	433

26. Other Assets

	Group	
	2002 £ million	2001 £ million
Own shares (Note 27)	**17**	5
Positive market values of trading derivative contracts	**6,014**	2,813
Other assets	**1,403**	1,387
	7,434	4,205

27. Own Shares

Included in other assets are own shares held as follows:-

(a) No.1 Employee Share Ownership Trust
The No.1 Employee Share Ownership Trust administers shares conditionally granted to Executive Directors and other executives under the HBOS plc Long-term Executive Bonus Plan and to former Halifax Executive Directors and other former Halifax executives under the Halifax Group plc Long-term Executive Bonus Scheme. The Trust also administers shares which have been conditionally granted to Executive Directors, other executives and employees under the HBOS plc Annual Bonus Plan and the former Halifax Group plc Annual Bonus Plan.

Interest free loans have been provided by HBOS plc to the Trust to allow shares to be purchased in the market to satisfy these share grants. The cost of the shares conditionally awarded is being charged to the profit and loss account on a straight line basis over the performance period.

At 31 December 2002, 8.6 million HBOS plc ordinary shares (2001 – 2.1 million) were held by the Trustee and included in the balance sheet of HBOS plc. The shares, with a nominal value of 25p each, had a total market value at that date of £56 million (2001 – £17 million). Under the terms of the Trust, dividends on these shares are waived. At 31 December 2002 all these shares had been conditionally granted.

(b) HBOS plc Qualifying Employee Share Ownership Trust (the "HBOS QUEST")
The HBOS QUEST operates in conjunction with the HBOS Sharesave Scheme and the former savings-related share schemes operated by Bank of Scotland and Halifax Group plc.

Halifax QUEST held 14,626,075 HBOS ordinary shares and on 12 June 2002, HBOS plc purchased these ordinary shares from the Trustees of the Halifax QUEST for a consideration of £1,000. On that date, these shares were cancelled and HBOS plc issued the same number of ordinary shares, at their nominal value of 25p per share, to the HBOS QUEST. These ordinary shares held by the HBOS QUEST are included within own shares in the balance sheet at nil value.

At 31 December 2002, the HBOS QUEST held 13.5 million HBOS plc ordinary shares (2001 – 14.6 million) with a market value of £89 million (2001 – £116 million).

Under the terms of the Trust Deed, dividends are required to be waived on the shares held by the HBOS QUEST.

28. Capital and Other Commitments

	Group	
	2002 £ million	2001 £ million
Commitments in respect of capital expenditure on fixed assets, authorised but not provided for in the accounts, for which contracts have been entered into	**17**	25
Included in other liabilities are net obligations under finance leases payable as follows:-		
1 year or less	**7**	8
5 years or less but over 1 year	**7**	14

Commitments for which contracts have been placed in relation to operating lease assets were £161 million (2001 – £251 million).

Notes on the Accounts continued

29. Long-term Assurance Business

The Group has now adopted the more generally accepted approach of using unsmoothed asset values for the purposes of determining the net present value of in-force business. Previously, smoothed asset values were used. The cumulative impact of this change of accounting policy relating to previous years has been recognised in the accounts as a prior year adjustment and accordingly, the prior year results have been restated. The effect of this change of policy on this year's results and the prior year comparative is disclosed below.

	Revised accounting basis		**Previous accounting basis***	
	2002 £m	2001 Restated £m	**2002 £m**	2001 £m
Consolidated Profit and Loss Account:-				
Income from long-term assurance business	**233**	150	**380**	470
Profit on ordinary activities before taxation	**2,909**	2,292	**3,056**	2,612
Tax on profit on ordinary activities	**(835)**	(663)	**(869)**	(755)
Profit on ordinary activities after taxation	**2,074**	1,629	**2,187**	1,857
Consolidated Balance Sheet:-				
Long term assurance business attributable to shareholders	**3,544**	3,065	**3,857**	3,265

* The balances shown under the previous accounting basis for 2002 are based on a risk discount rate of 9%.

The principal economic assumptions are reviewed annually and are as follows:-

	2002 %	2001 %
Risk discount rate (net of tax)	**8.5**	9.4
Return on equities (net of tax credits)	**7.5**	7.5
Return on Gilts (gross of tax)	**5.0**	5.0
Expense inflation	**3.0**	3.0

In-force business is defined as all live policies where the first premium has been paid. For traditional with profits business, the surplus attributable to the Group equates to one ninth of the bonuses declared in any year. The level of assumed future bonuses is calculated by projecting the portfolio of with profits business forward and applying reversionary and terminal bonus rates so as to exhaust the projected surplus of assets attributable to with profit policyholders. For all other business, the entire surplus is attributable to the Group.

The income from long-term assurance business is calculated as follows:-

	2002 £ million	2001 Restated £ million
Closing value of Group's interest in long-term assurance business including minority interests	**3,544**	3,065
Opening value of Group's interest in long-term assurance business including minority interests	**(3,065)**	(2,428)
Increase in value of long-term assurance business	**479**	637
Transfers to long-term assurance business	**(309)**	(254)
Acquisitions		
Long-term assurance business of The Equitable (Note 50(a))	**12**	(277)
Long-term assurance business of St. James's Place Capital plc		21
Income after tax from long-term assurance business	**182**	127
Tax relating to long-term assurance business (Note 10)	**51**	23
Income before tax from long-term assurance business	**233**	150

29. Long-term Assurance Business continued

Income before tax from long-term assurance business may be analysed as follows:-

	2002 £ million	2001 Restated £ million
Contribution from new business	**120**	55
Contribution from existing business	**366**	308
Investment earnings	**69**	51
Income before tax from long-term assurance business based on long term assumptions	**555**	414
Changes to economic assumptions	**90**	60
Short-term fluctuations in investment returns	**(412)**	(324)
Income before tax from long-term assurance business	**233**	150

The long-term assurance assets comprise:-

	2002 £ million	2001 Restated £ million
Investments attributable to policyholders		
Fixed interest securities	**5,893**	5,334
Stocks, shares and collective investments	**9,420**	10,935
Properties	**2,191**	2,103
Assets held to cover linked liabilities	**16,267**	16,566
Mortgages and loans	**12**	16
Deposits	**3,308**	2,658
Total investments attributable to policyholders	**37,091**	37,612
Net assets attributable to shareholders	**1,823**	1,421
Value of in-force policies	**1,721**	1,644
Other policyholder net current assets/(liabilities)	**240**	(11)
Total long-term assurance assets	**40,875**	40,666
Long-term assurance business attributable to shareholders	**3,544**	3,065
Long-term assurance assets attributable to policyholders	**37,331**	37,601
	40,875	40,666

The figures for 2001 in the tables above have been restated to reflect the change in accounting policy for long-term assurance business.

Derivatives (options and futures) are used for efficient portfolio management of the long-term assurance business and to match obligations to policyholders. These derivatives are included within investments above at market value.

Insurance companies and insurance groups report their income from long-term assurance business on the "Modified Statutory Solvency Basis" ("MSSB") in accordance with the Statement of Recommended Practice issued by the Association of British Insurers which is only applicable to the accounts of such companies and groups. Under this approach, the profit reported is the surplus or deficit calculated for statutory solvency purposes with prescribed adjustments to technical provisions and the deferral of certain costs of acquiring business.

Notes on the Accounts continued

29. Long-term Assurance Business continued

The Group's income from long-term assurance business under this alternative basis is set out below:-

	2002 £ million	2001 £ million
Premiums	**8,924**	8,251
Reinsurance premiums from The Equitable unit-linked and non-profit business		4,106
Investment income	**1,139**	1,211
Other income	**21**	206
	10,084	13,774
Claims	**(4,354)**	(3,378)
Change in technical provisions	**(1,546)**	(3,167)
Change in technical provisions from The Equitable unit-linked and non-profit business		(4,106)
Expenses	**(1,178)**	(990)
Unrealised losses on investments	**(4,814)**	(4,213)
Other charges	**(29)**	(44)
Tax attributable to long-term business	**157**	199
Transfer from the fund for future appropriations	**1,605**	1,803
Balance on the technical account – long-term business	**(75)**	(122)
Tax credit/(charge) attributable to balance on the technical account – long-term business	**5**	(22)
Income in shareholders' fund	**(44)**	14
Expenses in shareholders' fund	**(19)**	(33)
Deficit before tax from long-term assurance business on a modified statutory solvency basis	**(133)**	(163)
Tax	**(6)**	35
Deficit after tax from long-term assurance business on a modified statutory solvency basis	**(139)**	(128)

The balance sheet in respect of long-term assurance business prepared on a modified statutory solvency basis can be summarised as follows:-

	2002 £ million	2001 £ million
Assets		
Investments	**22,713**	23,199
Assets held to cover linked liabilities	**16,267**	16,566
Other assets	**1,739**	1,507
Total Assets	**40,719**	41,272
Liabilities		
Shareholders' funds	**2,498**	2,410
Fund for future appropriations		2,009
Linked liabilities	**16,267**	16,566
Other technical provisions	**21,064**	19,526
Other creditors	**890**	761
Total Liabilities	**40,719**	41,272
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,498**	2,410
Long-term assurance assets attributable to policyholders on a modified statutory solvency basis	**38,221**	38,862
	40,719	41,272

29. Long-term Assurance Business continued

The embedded value of the Group's interest in long-term assurance business can be reconciled to the long-term assurance assets attributable to shareholders on a modified statutory solvency basis as follows:-

	2002 £ million	2001 Restated £ million
Embedded value of long-term assurance business	**3,544**	3,065
Value of in-force business	**(1,141)**	(1,047)
Other differences:-		
Deferred acquisition costs	**596**	646
Adjustments to net asset values	**(331)**	(254)
Short-term fluctuations in investment returns	**(170)**	
Long-term assurance assets attributable to shareholders on a modified statutory solvency basis	**2,498**	2,410

Profits calculated using MSSB use the same long-term assumptions as required to assess the regulatory solvency but with certain prescribed accounting adjustments. Because of the conservative nature of the current solvency regulations, a major failing of MSSB is that new business is normally reported as a loss in the year of sale.

30. Deposits by Banks

		Group
	2002 £ million	2001 £ million
Repayable on demand	**14,704**	8,440
Repayable		
3 months or less but not repayable on demand	**22,066**	16,267
1 year or less but over 3 months	**8,725**	5,632
5 years or less but over 1 year	**63**	44
over 5 years	**79**	66
	45,637	30,449
Amounts above include:-		
Associated undertakings	**352**	444

31. Customer Accounts

		Group
	2002 £ million	2001 £ million
Repayable on demand	**123,262**	116,715
Repayable		
3 months or less but not repayable on demand	**19,022**	18,961
1 year or less but over 3 months	**6,326**	3,917
5 years or less but over 1 year	**1,371**	876
over 5 years	**240**	47
	150,221	140,516
Amounts above include:-		
Associated undertakings	**31**	9
Joint ventures	**72**	29

Notes on the Accounts continued

32. Debt Securities in Issue

	Group	
	2002 £ million	2001 £ million
Bonds and Medium Term Notes		
Repayable		
1 year or less, or on demand	**4,120**	8,668
2 years or less but over 1 year	**8,230**	3,552
5 years or less but over 2 years	**6,530**	3,699
over 5 years	**2,733**	2,546
	21,613	18,465
Other Debt Securities		
Repayable		
3 months or less	**47,339**	38,584
1 year or less but over 3 months	**11,761**	12,202
2 years or less but over 1 year	**54**	206
5 years or less but over 2 years		67
over 5 years	**4**	4
	59,158	51,063
Total Debt Securities in Issue	**80,771**	69,528

Bonds and Medium Term Notes includes £303 million (2001 – £320 million) secured on advances to customers and certain other assets of the Group.

Other Debt Securities includes £9,286 million (2001 – £7,711 million) in respect of commercial paper issued to fund the purchase of asset backed securities by special purpose vehicles (Note 19). During 2002, the Group securitised a portfolio of mortgage advances which, under FRS 5 "Reporting the Substance of Transactions" is not available for linked presentation and therefore the funding from this securitisation of £300 million is included in Bonds and Medium Term Notes. The portfolio of mortgage advances continues to be reported in Loans and Advances to Customers (Note 16).

33. Other Liabilities

	Group		Company	
	2002 £ million	2001 £ million	**2002 £ million**	2001 £ million
Negative market values of trading derivative contracts	**6,263**	2,580		
Unclaimed shares	**279**	286	**279**	
Short positions in government debt securities		615		
Other liabilities	**2,370**	1,672	**43**	4
	8,912	5,153	**322**	4

Unclaimed shares comprise the net sale proceeds of certain Halifax Group plc ordinary shares which, following the Halifax Group restructuring which took effect on 1 June 1999, represented Halifax plc ordinary shares. These shares were issued to meet claims for Halifax plc ordinary shares from qualifying members of Halifax Building Society and others following the transfer of business from Halifax Building Society to Halifax plc in 1997. This liability also includes the related unclaimed dividends up to the date of sale and the unclaimed capital payments arising from the Halifax Group restructuring in 1999. These amounts are being held on behalf of the persons who would have been entitled to claim the shares before they were sold. Following the internal reorganisation on 1 July 2002, responsibility for these balances was assumed by HBOS plc.

34. Provisions for Liabilities and Charges

(i) Deferred Taxation	Group 2002 £ million
At 1 January 2002 as previously stated	**628**
Prior year adjustment	**(139)**
At 1 January 2002 – Restated	**489**
Charge in year (Note 10)	**158**
Other movements	**1**
At 31 December 2002	**648**

Deferred taxation comprises:-	**2002** **Provided for in Accounts £ million**	**Full Potential Liability £ million**	2001 Provided for in Accounts Restated £ million	Full Potential Liability Restated £ million
Group				
Capital allowances:-				
on assets leased to customers	**718**	**718**	574	574
on other assets	**50**	**50**	37	37
General provisions	**(196)**	**(196)**	(185)	(185)
Other timing differences	**76**	**76**	63	63
	648	**648**	489	489

(ii) Other Provisions	**Pensions Review Provision £ million**	**Pensions and Other similar Obligations £ million**	**HBOS Integration Provision £ million**	**Other Provisions £ million**	**Group** **Total £ million**
At 1 January 2002	**23**	**138**	**65**	**26**	**252**
Charge for year		**63**	**153**		**216**
Utilised in year	**(11)**	**(54)**	**(170)**	**(1)**	**(236)**
At 31 December 2002	**12**	**147**	**48**	**25**	**232**

The pensions review provision has been established to cover estimated administrative costs and compensation payable in connection with Phases 1 and 2 of the Pensions Review and the FSAVC Review. In 2001 a £41 million provision to cover direct and indirect costs arising from the Pensions Review was included in the long-term assurance liabilities attributable to policyholders.

Of the provision for pensions and other similar obligations, £35 million relates to post-retirement benefits (2001 – £33 million).

Other provisions include property related costs on surplus leased space.

Notes on the Accounts continued

35. Subordinated Liabilities

	Group		Company
	2002 £ million	2001 £ million	2002 £ million
Dated Loan Capital			
€51.1 million 8.30% Notes 2002		31	
US$300 million 8.80% Notes 2004	**186**	207	
£400 million 8.75% Subordinated Notes 2006	**400**	400	
US$150 million 8.85% Notes 2006	**93**	103	
£75 million 9.125% Subordinated Notes 2006	**75**	75	
£60 million 9.00% Instruments 2006	**60**	60	
A$100 million Callable Notes 2007		35	
€650 million 4.75% Subordinated bonds 2009	**423**	397	
US$500 million Floating rate subordinated step-up callable notes 2009	**310**	345	
€500 million 5.50% Instruments 2009	**325**	305	
£75 million Floating rate subordinated notes 2009	**75**	75	
US$500 million Notes 2010	**310**	344	
£75 million Floating Rate Instruments 2010	**75**	75	
US$150 million Notes 2011	**93**	103	
€7 million Floating Rate Notes 2011	**5**	4	
€750 million Subordinated Fixed Rate Notes 2012	**488**		
US$450 million Subordinated Floating Rate Notes 2012	**279**		
£200 million Floating rate step-up callable subordinated notes 2012	**200**	200	
€12.8 million 6.25% Instruments 2012	**8**	8	
A$75 million Callable Notes 2012	**26**		
€1,000 million Subordinated callable fixed/floating rate instruments 2013	**651**	611	
€325 million 6.125% Notes 2013	**212**	198	
£250 million 11% Subordinated bonds 2014	**250**	250	
£150 million 10.5% Subordinated bonds 2018	**150**	150	
£250 million 6.375% Instruments 2019	**250**	250	
£500 million 9.375% Subordinated bonds 2021	**500**	500	
€400 million 6.45% Eurodated Floating subordinated guaranteed bonds 2023	**261**	251	
£245 million 7.881% Subordinated Extendable Maturity Notes 2048			**245**
€415 million Fixed to Floating Rate Subordinated Extendable Maturity Notes 2048			**270**
Unamortised Premiums, Discounts and Issue Costs	**(15)**	(11)	
	5,690	4,966	**515**
Repayable:-			
in 1 year or less		31	
in more than 1 year but not more than 5 years	**814**	845	
in more than 5 years	**4,876**	4,090	**515**
	5,690	4,966	**515**

No repayment, for whatever reason, of dated loan capital prior to its stated maturity and no purchase by the relevant subsidiary undertaking of its loan capital may be made without the consent of the Financial Services Authority. On a winding up of the relevant company, the claims of the holders of dated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of that company other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the dated loan capital.

On 29 October 2002, Bank of Scotland issued €600 million Subordinated Fixed Rate Notes 2012 at an issue price of 99.812% of the principal amount. The Notes bear interest at a fixed rate 5.5% per annum. On 25 November 2002 Bank of Scotland issued a further €150 million at an issue price of 101.611% of the principal amount plus €610,274 representing 27 days accrued interest for the period from and including 29 October 2002 to 25 November 2002.

On 22 November 2002, Bank of Scotland issued US$450 million Subordinated Floating Rate Notes 2012 at an issue price of 99.663% of the principal amount. The Notes bear interest at 3 months US$-LIBOR-BBA plus 0.50% per annum until 22 November 2007 at which time the interest rate becomes 3 month US$-LIBOR-BBA plus 1.00% per annum. Bank of Scotland has the option to redeem these Notes on 23 November 2007.

On 10 December 2002, a subsidiary of the Company issued A$75 million Callable Notes 2012. The Notes bear interest at the three month Australian bank bill rate plus 0.75% per annum. The issuer has the option to redeem the Notes at par after 10 December 2007.

35. Subordinated Liabilities continued

The £245 million 7.881% Subordinated Extendable Maturity Notes 2048 and the €415 million Fixed to Floating Rate Extendable Maturity Notes 2048 were issued to HBOS Sterling Finance (Jersey) L.P. (formerly Halifax Group Sterling Finance (Jersey) L.P.) and HBOS Euro Finance (Jersey) L.P. (formerly Halifax Group Euro Finance (Jersey) L.P.) respectively by Halifax Group plc as subordinated notes. HBOS Sterling Finance (Jersey) L.P. and HBOS Euro Finance (Jersey) L.P. have issued preferred securities of equivalent amount. Halifax Group plc, HBOS plc and the Trustee for the holders of the Notes agreed with the consent of the holders of the Notes, to enter into supplemental trust deeds that have, inter alia, made both issues of Notes the obligation of HBOS plc effective on 1 July 2002. These are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 39).

	Group		**Company**	
	2002 £ million	2001 Restated £ million	**2002 £ million**	2001 £ million
Undated Loan Capital				
£600 million Fixed to Floating Rate Undated Subordinated Notes			**600**	600
€500 million Fixed to Floating Rate Undated Subordinated Notes	**325**	305	**325**	305
£300 million Perpetual Regulatory tier One Securities	**300**	300		
£300 million 7.5% Undated Subordinated Step-up Notes	**300**	300	**300**	
JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes	**222**	223	**222**	
US$300 million Reset Notes	**186**	207		
£200 million Perpetual Notes	**200**	200		
£200 million 7.375% Undated Subordinated Guaranteed Bonds	**200**	200		
€300 million Floating Rate Undated Subordinated Step-up Notes	**195**	183	**195**	
US$250 million Floating Rate Primary Capital Notes	**155**	172		
£150 million Instruments	**150**	150		
£150 million Instruments	**150**	150		
JPY 17 billion Instruments	**99**	110		
£100 million Instruments	**100**	100		
£100 million 12% Perpetual Subordinated Bonds	**100**	100		
£100 million 8.75% Perpetual Subordinated Bonds	**100**	100		
£75 million 13.625% Perpetual Subordinated Bonds	**75**	75		
JPY 9 billion Instruments	**47**	47		
£50 million 9.375% Perpetual Subordinated Bonds	**50**	50		
£500 million 5.75% Undated Subordinated Step-up Notes	**500**		**500**	
Unamortised Premiums, Discounts and Issue Costs	**(17)**	(15)	**(11)**	(3)
	3,437	2,957	**2,131**	902

No exercise of any redemption option or purchase by the relevant company of any of its undated loan capital may be made without the consent of the Financial Services Authority. On a winding up of the Company or subsidiary undertaking, the claims of the holders of undated loan capital shall be subordinated in right of payment to the claims of all depositors and creditors of the Company or subsidiary undertaking other than creditors whose claims are expressed to rank pari passu with or junior to the claims of the holders of the undated loan capital. The undated loan capital is junior in point of subordination to the dated loan capital referred to above.

On 28 November 2002, HBOS plc issued £500 million Undated Subordinated Step-up Notes at an issue price of 99.415% of their principal amount. The Notes bear interest at 5.75% per annum annually in arrear to 28 November 2025 and thereafter at a rate per annum equal to the sum of the 5 year benchmark Gilt rate.

The £600 million Fixed to Floating Rate Undated Subordinated Notes were issued to HBOS Capital Funding LP by the Company. HBOS Capital Funding LP has issued preferred securities of equivalent amount. These are included in minority and other interests (non-equity) in the Consolidated Balance Sheet (Note 39).

On 28 February 2001, £300 million Perpetual Regulatory tier One Securities were issued through Bank of Scotland. These qualify as Tier 1 regulatory capital. A £150 million Series A Issue has a fixed coupon of 7.286% to 2016 and a Series B Issue of £150 million has a fixed coupon of 7.281% to 2026. Thereafter, if not redeemed on their respective dates, for each Issue the coupon will be reset and will be further reset at five yearly intervals. There is an option to settle the coupon payment through the issue of Ordinary Shares. Coupon payments may be deferred but the Bank of Scotland may not declare or pay dividends on any of its Ordinary Shares whilst any coupon payments are deferred. UITF 33 was implemented during 2002 which required these securities to be reclassified from minority and other interests (non-equity) to undated loan capital. Comparative amounts have been restated to reflect this change.

The £300 million 7.5% Undated Subordinated Step-up Notes, were issued by Halifax Group plc on 26 May 2000. Halifax Group plc, HBOS plc and the Trustee for the holders of the Notes agreed, with the consent of the holders of the Notes, to enter into a supplemental trust deed that has, inter alia, made the Notes the obligation of HBOS plc effective on 1 July 2002. Interest on these Notes is payable annually in arrears on 26 May until 2016 at the rate of 7.5% per annum and, for each period of five years thereafter, annually in arrears on 26 May at the rate per annum equal to the sum of the five year benchmark Gilt rate plus 3.45%. HBOS plc has the option to redeem these Notes on 26 May 2016 and on each fifth anniversary thereafter.

Notes on the Accounts continued

35. Subordinated Liabilities continued

The JPY 42.5 billion 3.50% Undated Subordinated Yen Step-up Notes, were issued by Halifax Group plc on 28 February 2001. Halifax Group plc, HBOS plc and the Trustee for the holders of the Notes agreed, with the consent of the holders of the Notes to enter into a supplemental trust deed that has, inter alia, made the Notes the obligation of HBOS plc effective on 1 July 2002. Interest on these Notes is payable half yearly in arrear on 28 February and 28 August until 28 February 2031 at the rate of 3.50% per annum and thereafter at the rate of 6 month JPY LIBOR plus a margin of 2.09% per annum. HBOS plc has the option to redeem these Notes on 28 February 2011, on 28 February 2031 and on each coupon payment date thereafter.

The €300 million Floating Rate Undated Subordinated Step-up Notes, were issued by Halifax Group plc on 26 May 2000. Halifax Group plc, HBOS plc and the Trustee for the holders of the Notes agreed, with the consent of the holders of the Notes, to enter into a supplemental trust deed that has, inter alia, made the Notes the obligation of HBOS plc effective on 1 July 2002. Interest on these Notes is payable on 26 May, 26 August, 26 November and 26 February each year until 26 August 2010 at the rate of 3 month EURIBOR plus a margin of 1.20% per annum and from and including 26 August 2010 at the rate of 3 month EURIBOR plus a margin of 2.30% per annum. HBOS plc has the option to redeem these Notes on 26 August 2010 and on each interest payment date thereafter.

36. Share Capital

	Ordinary Shares 25p each £ million	9¼% Non-Cumulative Irredeemable Preference Shares £1 each £ million	9¾% Non-Cumulative Irredeemable Preference Shares £1 each £ million	Other Preference Shares Sterling £ million	Other Preference Shares Euro € million
Authorised					
At 31 December 2002 and 31 December 2001	**1,185**	**375**	**125**	**1,204**	**1,500**
Allotted, called up and fully paid					
At 1 January 2002	**892**	**300**	**100**		
Issued by means of a share placing	**43**				
Issued under employee share schemes and in lieu of dividends	**11**				
At 31 December 2002	**946**	**300**	**100**		

Other sterling preference shares include 200 million 6.125 per cent. Non-Cumulative Redeemable Preference Shares of £1 each, 1,000 million Sterling Preference Shares of £1 each, 250,000 8.117 per cent. Non-Cumulative Perpetual Preference Shares Class A of £10 each and 150,000 7.754 per cent. Non-Cumulative Perpetual Preference Shares Class B of £10 each.

Between 5 and 7 March 2002, 172.5 million Ordinary Shares of 25p each were issued at a price of £7.40 per share, raising proceeds (net of expenses) of £1,258 million.

The Group operates a number of share option plans and savings-related share option plans for both executives and employees.

At 31 December 2002, options to acquire 40.6 million ordinary shares were outstanding under HBOS plc option plans and former Halifax option plans. These options are exercisable at a range of prices from £6.68 to £8.28 at various dates up to 14 April 2008. At 31 December 2002, options to acquire 6.2 million ordinary shares were outstanding under the former Bank of Scotland executive stock option schemes. These options are exercisable at a range of prices from £1.89 to £7.13 at various dates up to 16 October 2010.

At 31 December 2002, options to acquire 51.5 million ordinary shares were outstanding under savings-related share option plans. These options are exercisable at a range of prices from £2.08 to £5.98 at various dates up to 31 December 2010.

During the year, a total of 8.0 million shares were issued on the exercise of options for a consideration of £39 million.

37. Reserves

	Share Premium £ million	Other Reserves £ million	Profit and Loss Account £ million
Group			
At 1 January 2002 as previously stated	**27**	**492**	**9,657**
Prior year adjustments			**(55)**
At 1 January 2002 – Restated	**27**	**492**	**9,602**
Reserves capitalised	**(9)**		
Premium arising on the issue of new shares	**1,251**		
Dividends retained on account of share dividends			**283**
Exchange translation		**4**	
Contribution to Employee Share Trust	**23**		**(12)**
Release of employee options granted under Company share ownership plans			**23**
Retained profit			**739**
At 31 December 2002	**1,292**	**496**	**10,635**
Company			
At 1 January 2002	**27**		**33**
Reserves capitalised	**(9)**		
Premium arising on the issue of new shares	**1,251**		
Dividends retained on account of share dividends			**283**
Contribution to Employee Share Trust	**23**		**(12)**
Retained profit			**3,494**
At 31 December 2002	**1,292**		**3,798**

The Group profit and loss account reserve at 31 December 2002 includes £589 million (2001 restated – £566 million) not presently available for distribution. This represents mainly the excess of retained profits on an embedded value basis over those available for distribution.

The cumulative amount of positive goodwill on acquisitions of subsidiary undertakings written off in the Group reserves is £574 million (2001 – £574 million) and in respect of joint ventures and associated undertakings £nil (2001 – £nil).

The Share Dividend Plan, which was offered as an alternative to the cash dividend to shareholders, resulted in £267 million relating to the December 2001 final dividend and £16 million relating to the June 2002 interim dividend being retained by HBOS plc and added to reserves.

38. Reconciliation of Shareholders' Funds

	Group		**Company**	
	2002 £ million	2001 Restated £ million	**2002 £ million**	2001 £ million
Profit attributable to shareholders	**1,916**	1,468	**4,671**	1,073
Dividends	**(1,177)**	(1,030)	**(1,177)**	(1,030)
Other recognised gains and losses	**4**	(6)		
Dividends retained on account of share/stock dividends	**283**	24	**283**	
Contribution to Employee Share Trust	**(12)**	(30)	**(12)**	(10)
Release/(charge) of employee options granted under company share ownership plans	**23**	(36)		
Ordinary capital subscribed	**1,319**	309	**1,319**	919
Preference capital subscribed				400
Reserve arising on sale of unallocated shares		23		
	2,356	722	**5,084**	1,352
Shareholders' Funds at 1 January as previously stated	**11,468**	10,538	**1,352**	
Prior year adjustments	**(55)**	153		
Shareholders' Funds at 1 January – Restated	**11,413**	10,691	**1,352**	
Shareholders' Funds at 31 December	**13,769**	11,413	**6,436**	1,352
of which:-				
Attributable to non-equity interests	**400**	400	**400**	400
Attributable to equity interests	**13,369**	11,013	**6,036**	952
	13,769	11,413	**6,436**	1,352

Notes on the Accounts continued

39. Minority and Other Interests (Non-equity)

The principal minority and other interests (non-equity) are set out below.

	2002 £ million	2001 Restated £ million
£600 million preferred securities	**600**	600
£250 million preferred securities	**250**	250
£150 million preferred securities	**150**	150
£245 million preferred securities	**245**	245
€415 million preferred securities	**270**	257
£198 million non-cumulative preference shares	**198**	198
	1,713	1,700
Less: unamortised issue costs	**(10)**	(10)
	1,703	1,690

On 28 November 2001, £600 million Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities Series A were issued through HBOS Capital Funding LP. These qualify as Tier 1 regulatory capital. These are perpetual securities and are not subject to any mandatory redemption provisions. They are redeemable in 2018, or each fifth anniversary thereafter, at the option of the general partner. The securities have a fixed coupon of 6.461% to 2018. Thereafter, if not redeemed, the coupon will be reset.

During 2000, the £250 million and £150 million preferred securities were issued by a subsidiary undertaking of Bank of Scotland.

During 1999, the £245 million and €415 million Guaranteed Non-voting Non-cumulative Preferred Securities were issued by subsidiary undertakings of the Halifax Group.

During 1999, non-cumulative preference shares were issued by Halifax plc, as part of the consideration to acquire the business of the Birmingham Midshires Building Society.

40. Memorandum Items

The contract amounts noted below indicate the volume of business outstanding at the balance sheet date in respect of contingent liabilities and commitments undertaken for customers. They do not reflect the underlying credit and other risks, which are significantly lower.

	2002 Contract Amount £ million	2001 Contract Amount £ million
Group		
Contingent Liabilities		
Acceptances and endorsements	**157**	202
Guarantees and assets pledged as collateral security		
Guarantees and irrevocable letters of credit	**2,672**	2,133
	2,829	2,335
Commitments		
Other commitments		
Short-term trade related transactions	**129**	202
Undrawn formal standby facilities, credit lines and other commitments to lend		
up to and including 1 year	**35,634**	26,298
over 1 year	**13,261**	10,772
	49,024	37,272
Company		
Contingent Liabilities		
Guarantees and assets pledged as collateral security		
Guarantees provided to subsidiary companies	**525**	
	525	

41. Derivatives

The Group uses interest rate swaps, forward foreign exchange contracts and other derivative instruments to hedge and reduce the interest rate and currency exposures that are inherent in any banking business. Trading transactions are either customer driven and generally matched or are carried out for proprietary trading purposes within limits approved by the Board.

The Group has entered into derivative contracts as noted below. The notional principal amounts and fair values of these derivatives (excluding internal trades) are analysed between non-trading and trading activity. Fair value is the amount at which instruments could be exchanged in an arm's-length transaction.

	2002			2001		
	Notional Principal Amount £ million	**Year End Fair Value Asset £ million**	**Year End Fair Value Liability £ million**	Notional Principal Amount £ million	Year End Fair Value Asset £ million	Year End Fair Value Liability £ million
Group						
Non-Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**411**	**8**	**11**	1,653	24	12
Cross currency swaps	**32,414**	**556**	**843**	13,264	450	513
	32,825	**564**	**854**	14,917	474	525
Interest Rate Related Contracts						
Interest rate swaps	**28,980**	**979**	**598**	62,447	1,076	987
Forward rate agreements				734		1
Options	**558**	**4**	**1**	183	6	3
Futures	**2,678**	**1**	**1**	2,838		4
	32,216	**984**	**600**	66,202	1,082	995
Equity and Commodity Related Contracts						
Options and swaps	**535**	**10**	**31**	520	21	14
Total Non-Trading Derivatives	**65,576**	**1,558**	**1,485**	81,639	1,577	1,534

The Company held non-trading derivatives with a notional principal amount of £2,420 million (2001 – £nil). The Company's non-trading derivatives with a positive fair value was an asset of £118 million (2001 – £nil) and with a negative fair value was a liability of £7 million (2001 – £nil).

	2002			2001		
	Notional Principal Amount £ million	**Year End Fair Value Asset £ million**	**Year End Fair Value Liability £ million**	Notional Principal Amount £ million	Year End Fair Value Asset £ million	Year End Fair Value Liability £ million
Group						
Trading						
Exchange Rate Related Contracts						
Forward foreign exchange	**49,471**	**682**	**1,674**	49,887	327	441
Cross currency swaps	**142**	**5**	**7**	78	1	1
Options	**12,728**	**9**	**9**	483	3	3
	62,341	**696**	**1,690**	50,448	331	445
Interest Rate Related Contracts						
Interest rate swaps	**214,096**	**3,168**	**3,390**	184,125	1,415	1,508
Forward rate agreements	**9,856**	**2**	**2**	6,323	3	3
Options	**45,840**	**130**	**185**	31,364	89	61
Futures	**190,017**	**49**	**74**	80,591	22	60
	459,809	**3,349**	**3,651**	302,403	1,529	1,632
Equity and Commodity Related Contracts						
Options and swaps	**563**	**37**	**28**	323	11	5
Total Trading Derivatives	**522,713**	**4,082**	**5,369**	353,174	1,871	2,082
Total Group Derivatives	**588,289**	**5,640**	**6,854**	434,813	3,448	3,616

Notes on the Accounts continued

41. Derivatives continued

The residual maturity of 'over the counter' (OTC) and non-margined exchange traded contracts was as follows:-

	2002 Notional Principal Amount £ million	2002 Replacement Cost £ million	2001 Notional Principal Amount £ million	2001 Replacement Cost £ million
Group				
Contracts maturing:-				
in 1 year or less	**198,933**	**1,239**	223,122	1,724
in more than 1 year but not more than 5 years	**128,890**	**1,727**	91,187	782
in more than 5 years	**67,771**	**2,624**	37,075	920
	395,594	**5,590**	351,384	3,426

Credit Risk Analyses

Counterparties of the Group's derivative transactions are primarily financial institutions. An institutional and geographical analysis of replacement cost, based on the location of the office writing the business, is shown below:-

	Group 2002 £ million	Group 2001 £ million
Institutional		
Financial Institutions	**4,516**	3,094
Non-financial Institutions	**1,074**	332
	5,590	3,426
Geographical		
UK	**5,411**	3,190
Rest of World	**179**	236
	5,590	3,426

The Group's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out on pages 38 to 42 of the Financial Review and Risk Management report.

42. Fair Value of Financial Assets and Financial Liabilities

Fair values of financial assets and financial liabilities are based on market prices where available, or are estimated using other valuation techniques. Where they are short-term in nature or reprice frequently, fair value approximates to carrying value.

Derivatives held for trading purposes as disclosed in Note 41 are carried at fair values. Derivatives held for non-trading purposes are accounted for in the same way as the underlying transaction being hedged. Fair values are based on market prices where available, or are estimated using other valuation techniques.

The following table shows the carrying amount and the fair values of financial assets and liabilities analysed between trading and non-trading:-

	2002				2001 Restated			
	Assets		**Liabilities**		Assets		Liabilities	
	Carrying Amount £ million	**Fair Value £ million**	**Carrying Amount £ million**	**Fair Value £ million**	Carrying Amount £ million	Fair Value £ million	Carrying Amount £ million	Fair Value £ million
Group								
Non-Trading								
Treasury bills and other eligible bills	**4,006**	**4,010**			3,050	3,051		
Debt securities	**25,168**	**25,096**			29,220	29,303		
Equity shares	**223**	**274**			224	285		
Debt securities in issue			**80,524**	**81,130**			69,162	66,961
Dated loan capital			**5,690**	**6,436**			4,966	5,709
Undated loan capital			**3,437**	**3,937**			2,957	3,027
Preference shares			**400**	**571**			400	577
Minority and other interests (non-equity)			**1,703**	**1,918**			1,690	1,902
Derivatives	**302**	**1,558**	**299**	**1,485**	1,298	1,577	979	1,534
Total Non-Trading	**29,699**	**30,938**	**92,053**	**95,477**	33,792	34,216	80,154	79,710
Trading								
Treasury bills and other eligible bills	**1,958**	**1,958**			1,021	1,021		
Loans and advances to banks	**1,348**	**1,348**			463	463		
Loans and advances to customers	**709**	**709**			480	480		
Debt securities	**19,156**	**19,156**			13,229	13,229		
Other assets	**63**	**63**			165	165		
Debt securities in issue			**247**	**247**			366	366
Deposits by banks			**11,650**	**11,650**			6,649	6,649
Customer accounts			**2,309**	**2,309**			1,991	1,991
Other liabilities			**66**	**66**			946	946
Derivatives	**4,082**	**4,082**	**5,369**	**5,369**	1,871	1,871	2,082	2,082
Total Trading	**27,316**	**27,316**	**19,641**	**19,641**	17,229	17,229	12,034	12,034

Fair values in respect of non-trading financial assets and liabilities are disclosed only where there is a liquid and active market.

Fair value information is not provided for items that do not meet the definition of a financial instrument or for certain other financial instruments, including sundry short-term debtors and creditors. The fair value information presented does not therefore represent the fair value of the Group as a going concern at 31 December 2002.

Notes on the Accounts continued

43. Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:-

			2002
	Gains £ million	**Losses £ million**	**Total Net Gains/(Losses) £ million**
Group			
Unrecognised gains and losses on hedges at 1 January 2002	**825**	**1,101**	**(276)**
Gains and losses arising in previous years that were recognised in the year ended 31 December 2002	**263**	**744**	**(481)**
Gains and losses arising before 1 January 2002 that were not recognised in the year ended 31 December 2002	**562**	**357**	**205**
Gains and losses arising in the year ended 31 December 2002 that were not recognised in that year	**719**	**854**	**(135)**
Unrecognised gains and losses on hedges at 31 December 2002	**1,281**	**1,211**	**70**
of which:-			
Gains and losses expected to be recognised in the year ended 31 December 2003	**336**	**603**	**(267)**
Gains and losses expected to be recognised after 31 December 2003	**945**	**608**	**337**

			2001
	Gains £ million	Losses £ million	Total Net Gains/(Losses) £ million
Group			
Unrecognised gains and losses on hedges at 1 January 2001	877	1,262	(385)
Gains and losses arising in previous years that were recognised in the year ended 31 December 2001	421	771	(350)
Gains and losses arising before 1 January 2001 that were not recognised in the year ended 31 December 2001	456	491	(35)
Gains and losses arising in the year ended 31 December 2001 that were not recognised in that year	369	610	(241)
Unrecognised gains and losses on hedges at 31 December 2001	825	1,101	(276)
of which:-			
Gains and losses expected to be recognised in the year ended 31 December 2002	233	663	(430)
Gains and losses expected to be recognised after 31 December 2002	592	438	154

44. Interest Rate Sensitivity Gap

The tables below summarise the repricing profiles of the Group's assets and liabilities.

As at 31 December 2002

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	3,803	78	14	111			1,958	5,964
Loans and advances to banks	8,870	742	217	83	77	501	1,348	11,838
Loans and advances to customers	187,012	6,784	8,351	25,979	4,503	977	709	234,315
Debt securities and equity shares	20,132	1,399	547	1,740	1,054	519	19,156	44,547
Other assets	1,283	122	203	482	232	18,700	63	21,085
	221,100	9,125	9,332	28,395	5,866	20,697	23,234	317,749
Liabilities								
Deposits by banks	32,012	(16)	1,890	23	10	68	11,650	45,637
Customer accounts	132,961	3,701	3,715	5,789	207	1,539	2,309	150,221
Debt securities in issue	60,406	13,542	4,066	955	1,553	2	247	80,771
Other liabilities	99		1	13	8	15,898	66	16,085
Subordinated liabilities	1,594	155		940	6,438			9,127
Minority interests and shareholders' funds					1,702	14,206		15,908
Internal funding of trading business	(4,467)	(2,822)	(1,865)	(150)	342		8,962	
	222,605	14,560	7,807	7,570	10,260	31,713	23,234	317,749
On-balance sheet gap	(1,505)	(5,435)	1,525	20,825	(4,394)	(11,016)		
Non-trading derivatives	2,996	7,683	(3,484)	(10,886)	3,691			
Net interest rate repricing gap 2002	1,491	2,248	(1,959)	9,939	(703)	(11,016)		
Cumulative gap 2002	1,491	3,739	1,780	11,719	11,016			

Notes on the Accounts continued

44. Interest Rate Sensitivity Gap continued

As at 31 December 2001
Restated

	Not more than 3 months £ million	Over 3 months but not over 6 months £ million	Over 6 months but not over 1 year £ million	Over 1 year but not over 5 years £ million	Over 5 years £ million	Non-interest bearing £ million	Trading £ million	Total £ million
Assets								
Treasury bills and other eligible bills	2,001	948	9	92			1,021	4,071
Loans and advances to banks	9,772	1,542	462	169	26	495	463	12,929
Loans and advances to customers	150,282	5,732	4,110	27,040	9,893	356	480	197,893
Debt securities and equity shares	19,550	5,023	1,589	2,102	729	451	13,229	42,673
Other assets	224	221	215	589	684	11,993	2,978	16,904
	181,829	13,466	6,385	29,992	11,332	13,295	18,171	274,470
Liabilities								
Deposits by banks	19,943	1,951	1,196	27	18	665	6,649	30,449
Customer accounts	127,404	2,465	2,840	3,779	150	1,887	1,991	140,516
Debt securities in issue	52,011	9,435	4,317	1,441	1,952	6	366	69,528
Other liabilities			1	20		8,999	3,526	12,546
Subordinated liabilities	1,268	203		785	5,667			7,923
Minority interests and shareholders' funds						13,508		13,508
Internal funding of trading business	(5,639)						5,639	
	194,987	14,054	8,354	6,052	7,787	25,065	18,171	274,470
On-balance sheet gap	(13,158)	(588)	(1,969)	23,940	3,545	(11,770)		
Non-trading derivatives	6,598	(746)	(1,372)	(9,305)	4,825			
Net interest rate repricing gap 2001	(6,560)	(1,334)	(3,341)	14,635	8,370	(11,770)		
Cumulative gap 2001	(6,560)	(7,894)	(11,235)	3,400	11,770			

All derivative instruments which alter the interest bases of the non-trading portfolio of assets and liabilities are reflected in the above tables.

45. Trading Value at Risk

The Group's Value at Risk (VaR) methodology of estimating potential losses arising from the Group's exposure to market risk is explained on page 41 of the Financial Review and Risk Management report. The Group's trading market risk exposure for the year ended 31 December 2002 is analysed below.

Exposure

	As at 31 December 2002 £ million	As at 31 December 2001 £ million	**Average 2002 £ million**	Average 2001 £ million	**Highest 2002 £ million**	Highest 2001 £ million	**Lowest 2002 £ million**	Lowest 2001 £ million
Total Value at Risk	**7.9**	13.8	**11.1**	8.0	**14.8**	21.4	**7.4**	0.8

For all significant exposures VaR has been calculated on a daily basis.

46. Non-trading Currency Exposure

Structural currency exposures arise from the Group's investments in overseas subsidiaries, branches and other investments and are noted in the table below.

	2002			2001		
Functional currency of the operation	**Net investments in overseas operations £ million**	**Borrowing taken out to hedge the net investments £ million**	**Remaining structural currency exposure £ million**	Net investments in overseas operations £ million	Borrowing taken out to hedge the net investments £ million	Remaining structural currency exposure £ million
US Dollar	**222**	**185**	**37**	114	85	29
Euro	**304**	**190**	**114**	212	56	156
Australian Dollar	**371**	**315**	**56**	307	281	26
Other	**2**	**2**		2	2	
Total	**899**	**692**	**207**	635	424	211

As at 31 December 2002 and 31 December 2001 there are no material net currency exposures in the non-trading book relating to transactional (or non-structural) positions that would give rise to net currency gains or losses for the reason set out on page 41 of the Financial Review and Risk Management report.

47. Assets and Liabilities in Foreign Currencies

	Group	
	2002 £ million	2001 £ million
The aggregate amounts of assets and liabilities denominated in currencies other than sterling were:-		
Assets	**73,420**	59,932
Liabilities	**115,484**	82,912

The above figures do not reflect the Group's exposure to foreign exchange, which is significantly lower as it is hedged by off-balance sheet instruments.

48. Reconciliation of Operating Profit to Net Cash (Outflow)/Inflow from Operating Activities

	2002 £ million	2001 Restated £ million
Group operating profit	**2,849**	2,332
Decrease in accrued income and prepayments	**806**	395
Decrease in accruals and deferred income	**(684)**	(876)
Provision for bad and doubtful debts	**832**	608
Depreciation and goodwill amortisation	**634**	538
Amortisation of (discounts)/premiums on debt securities	**(6)**	51
Income from long-term assurance business	**(233)**	(150)
Interest on subordinated liabilities	**518**	485
Profit on sale of investment securities	**(37)**	(92)
Gain on sale of fixed assets	**(14)**	(7)
Provisions for liabilities and charges	**216**	171
Provisions utilised	**(236)**	(93)
Provisions against debt securities and equity shares	**24**	21
Exchange differences	**384**	(194)
Other non-cash movements		14
Net cash inflow from trading activities	**5,053**	3,203
Net increase in notes in circulation	**84**	84
Net increase in items in course of collection	**(110)**	(229)
Net increase in treasury and other eligible bills	**(1,893)**	(875)
Net increase in loans and advances to banks and customers	**(34,879)**	(21,979)
Net increase in deposits by banks and customer accounts	**24,893**	16,370
Net increase in debt securities in issue	**11,243**	15,850
Net increase in other assets	**(3,217)**	(1,320)
Net increase in other liabilities	**3,759**	2,233
Net increase in other debt securities	**(5,927)**	(12,702)
Net cash (outflow)/inflow from operating activities	**(994)**	635

Notes on the Accounts continued

49. Gross Cash Flows

	Notes	2002 £ million	2001 Restated £ million
(i) Returns on investments and servicing of finance			
Interest paid on subordinated liabilities		**(515)**	(474)
Preference dividends paid		**(37)**	(37)
Dividends paid to minority shareholders in subsidiary undertakings		**(148)**	(127)
		(700)	(638)
(ii) Capital expenditure and financial investment			
Transfers to long-term assurance business		**(309)**	(254)
Purchase of investment securities		**(19,745)**	(64,169)
Sale and maturity of investment securities		**23,428**	64,370
Purchase of property and equipment		**(391)**	(390)
Sale of property and equipment		**100**	99
Movement in own shares		**(12)**	1
Purchase of operating lease assets		**(1,287)**	(1,305)
Sale of operating lease assets		**415**	572
		2,199	(1,076)
(iii) Acquisitions and disposals			
Investment in subsidiary undertakings			(700)
Investment in associated undertakings, joint ventures and business interests		**(141)**	(69)
Disposal of associated undertakings, joint ventures and business interests		**27**	31
		(114)	(738)
(iv) Financing			
Issue of ordinary shares	52	**1,319**	275
Issue of subordinated liabilities	52	**1,287**	1,892
Issue of preferred securities			594
Minority interest acquired		**24**	4
Minority interest disposed		**(9)**	(5)
Repayments of subordinated liabilities	52	**(66)**	(33)
Contribution to Employee Share Trust		**(12)**	(30)
		2,543	2,697

50. Acquisitions and Disposals

(a) Equitable Life Assurance Society ("The Equitable")

On 1 March 2001, the Halifax Group acquired the operating assets, sales force and unit-linked and non-profit business of The Equitable for £508 million (including costs of acquisition of £8 million). Net assets with a preliminary fair value of £341 million were acquired, creating a balance of goodwill on the acquisition of £167 million.

The acquisition method of accounting has been adopted and the results of the acquired operations have been consolidated in full from that date.

On 11 January 2002, The Equitable's guaranteed annuity rate and non-guaranteed annuity rate policyholders voted in favour of a scheme of arrangement to compromise their respective claims against the with-profits fund. Following Court approval the scheme became effective on 8 February 2002. As a result of this, in accordance with the terms of the acquisition, Halifax plc (a subsidiary of HBOS plc) agreed to waive unconditionally the repayment of £250 million of loans advanced by it to The Equitable under a fully collateralised loan facility of £251 million, which was granted in 2001. The amount waived has been treated as additional goodwill.

As a result of the compromise scheme having become effective prior to 1 March 2002, in accordance with the terms of the acquisition, the HBOS Group is obliged to pay up to a further £250 million depending on the extent to which certain new business sales and profitability targets are achieved in 2003 and 2004 by the distribution channel acquired from The Equitable. No provision has been made at 31 December 2002 for this contingent consideration because it is not currently expected that any payment will be made.

In accordance with FRS 7, "Fair Values in Acquisition Accounting", preliminary fair value adjustments were made and were disclosed in the accounts for the year ended 31 December 2001. The principal adjustment required reflects the fact that, as a mutual life assurance society, The Equitable did not prepare accounts on an embedded value basis. A preliminary fair value adjustment for £277 million was therefore made, being an estimate of the value of acquired in-force business. Following a review of the preliminary fair value adjustments, the value of acquired in-force business has been adjusted from £277 million to £265 million. This revised value is reflected in the table below. As a result of this, the preliminary fair value of net assets acquired has been reduced by £12 million to £329 million and the balance of goodwill on acquisition has increased to £429 million. The other accounting policy and revaluation adjustments are not individually material.

The following table summarises the effects of this acquisition:-

	Acquired book value £ million	Revaluation adjustments £ million	Accounting policy adjustments £ million	Total fair value adjustments £ million	Fair value to the Group £ million
Long-term assurance business attributable to shareholders			265	265	265
Long-term assurance assets attributable to policyholders	4,106				4,106
Other assets	149		10	10	159
Total assets	4,255		275	275	4,530
Long-term assurance liabilities attributable to policyholders	4,106				4,106
Other liabilities	84	12	(1)	11	95
Total liabilities	4,190	12	(1)	11	4,201
Net assets	65	(12)	276	264	329
Goodwill					429
Consideration					758
Satisfied by:-					
Cash					500
Waiver of loan					250
Acquisition costs					8
					758

The goodwill arising on acquisition, prior to the waiver of the loans referred to above, is being amortised over a period of 20 years to reflect the strategic rationale of the acquisition and the period over which the economic benefits associated with the goodwill are expected to arise. The additional goodwill arising in 2002 is being amortised over a period equivalent to the balance of the period of 20 years over which the original goodwill is being amortised.

Notes on the Accounts continued

50. Acquisitions and Disposals continued

(b) On 16 February 2001, Bank of Scotland acquired 99.99% of the share capital of ICC Bank plc, which is based in Ireland. The remaining equity was acquired during that year. The consideration of £227 million inclusive of fees and expenses was satisfied partly in cash raised from the proceeds of a placing of Bank of Scotland stock and partly by stock issued. Net assets with a preliminary fair value of £163 million were acquired, creating a balance of goodwill on the acquisition of £64 million.

In accordance with FRS 7, preliminary fair value adjustments were made and disclosed in the accounts for the year ended 31 December 2001. The principal fair value adjustment reflects the revaluation of debt securities and equity shares to market value. A preliminary fair value adjustment for £33 million was therefore made. Following a review of the preliminary fair value adjustment, the value of net assets acquired has been adjusted from £163 million to £153 million. This revised value is reflected in the table below. As a result of this, the balance of goodwill on acquisition has increased to £74 million. The other accounting policy and revaluation adjustments are not individually material.

The following table summarises the effects of this acquisition:-

	Acquired book value £ million	Revaluation adjustments £ million	Accounting policy adjustments £ million	Total fair value adjustments £ million	Fair value to the Group £ million
Loans and advances to banks and customers	2,239	(4)		(4)	2,235
Debt securities and equity shares	233	29		29	262
Other assets, prepayments and accrued income	41		(1)	(1)	40
Total assets	2,513	25	(1)	24	2,537
Deposits by banks, customer accounts and debt securities in issue	2,255				2,255
Other liabilities, accruals and deferred income and other provisions	48				48
Subordinated liabilities	78	1		1	79
Minority interests	2				2
Total liabilities	2,383	1		1	2,384
Net assets	130	24	(1)	23	153
Goodwill					74
Consideration					227
Satisfied by:-					
Cash					193
Shares issued at fair value					34
					227

(c) During the year a further £8 million of goodwill arose from the acquisition of minorities (2001 – £26 million including fair value adjustments to previous acquisitions).

(d) There were no material disposals in the years to 31 December 2002 or 2001 other than disclosed in Note 4.

51. Analysis of the Balances of Cash as shown in the Balance Sheet

	As at 1 January 2002 £ million	Cashflow £ million	As at 31 December 2002 £ million	As at 1 January 2001 £ million	Cashflow £ million	As at 31 December 2001 £ million
Cash and balances at central banks	1,150	223	1,373	1,252	(102)	1,150
Loans and advances to other banks repayable on demand	1,625	1,534	3,159	2,400	(775)	1,625
	2,775	1,757	4,532	3,652	(877)	2,775

The Group maintains balances with the Bank of England which, at 31 December 2002, amounted to £881 million (2001 – £732 million).

52. Analysis of the Changes in Financing During the Year

	2002		2001	
	Share Capital (including Premium) £ million	**Loan Capital £ million**	Share Capital (including Premium) £ million	Loan Capital Restated £ million
At 1 January	**1,319**	**7,923**	1,278	5,985
Effect of foreign exchange differences		**(17)**		
Acquisitions				79
Shares issued as part payment for the acquisition of ICC Bank plc			34	
Proceeds of capital issues (including premium) – ordinary shares	**1,319**		275	
Issue of subordinated liabilities		**1,287**		1,892
Repayments of subordinated liabilities		**(66)**		(33)
Non-cash movement				
Transfer of share premium to other reserves			(268)	
At 31 December	**2,638**	**9,127**	1,319	7,923

53. Related Party Transactions

In the year ended 31 December 2002, the Group provided both administration and processing services to Sainsbury's Bank plc. The amounts in respect of administration and processing services payable to the Group during the year were £28 million (2001 – £19 million), of which £4 million was outstanding at the year end (2001 – £6 million).

During the year, IBM United Kingdom (Systems Operations) Limited, a non consolidated subsidiary, provided to the Group systems operations services. The amounts in respect of these services payable by the Group during the year were £147 million (2001 – £116 million), of which £5 million was outstanding at the year end (2001 – £11 million). On 19 August 2002 the Group served notice of contract severance to IBM United Kingdom (Systems Operations) Limited. There is a one year notice period contained in the contract.

54. Main Joint Ventures and Associated Undertakings

	Nature of Business	Issued Share and Loan Capital		Group's Interest	Statutory Accounts Made up to	Principal Area of Operations
Incorporated in the UK						
Joint Ventures:-						
Centrica Personal Finance Limited	Finance	ordinary	£3,000,002	50.0%	December 2002	UK
		loan	£4,500,000	50.0%		
RFS Limited	Finance	ordinary	£6,000,006	50.0%	December 2002	UK
Lex Vehicle Leasing (Holdings) Ltd and its subsidiaries	Vehicle Leasing	ordinary	£16,900,002	50.0%	December 2002	UK
Halifax Cetelem Credit Ltd	Consumer Credit	ordinary	£34,000,000	50.0%	December 2002	UK
esure Holdings Ltd and its subsidiaries	Insurance	ordinary	£3,330,000	70.0%	December 2002	UK
Associated Undertaking:-						
Sainsbury's Bank plc	Banking	ordinary	£130,000,000	45.0%	February 2002*	UK
		loan	£25,000,000	45.0%		

* The accounts of Sainsbury's Bank plc have been equity accounted in the Group's consolidated accounts on the basis of accounts prepared for the year to 31 December 2002.

All the above are held by subsidiary undertakings.

The Group also holds 100% of the preference shares issued by esure Holdings Ltd and 50% of the preference shares issued by Lex Vehicle Leasing (Holdings) Ltd.

Notes on the Accounts continued

55. Main Subsidiary Undertakings

	Company's Interest in Ordinary Share Capital and Voting Rights	Principal Business	Incorporated
The Governor and Company of the Bank of Scotland and subsidiaries, including	100%†	Banking, financial and related services	UK
HBOS Treasury Services PLC	100%	Banking	UK
Bank of Western Australia Ltd	56.8%	Retail and commercial banking	Australia
CAPITAL BANK plc	100%*	Banking and personal finance	UK
Halifax plc	100%ø	Banking	UK
Halifax Share Dealing Ltd	100%	Execution only stockbroking	UK
HBOS Insurance & Investment Group Ltd and subsidiaries, including	100%	Investment holding	UK
Halifax General Insurance Services Ltd	100%	General insurance brokerage	UK
Clerical Medical Investment Group Ltd	100%	Life assurance	UK
Halifax Financial Services Ltd	100%	Financial services	UK
Halifax Investment Funds Management Ltd	100%	OEIC management	UK
Insight Investment Management Ltd	100%	Investment management	UK
Halifax Unit Trust Management Ltd	100%	Unit trust management	UK
St. James's Place Capital plc	60%	Financial services	UK

† HBOS plc holds 100% of the issued preference share capital.
* Bank of Scotland holds 100% of the issued preference share capital.
ø HBOS plc holds 75% of the issued preference share capital.

56. Transactions with Directors, Officers and Connected Persons

The aggregate amounts outstanding at 31 December 2002 in respect of loans and credit cards which were made available by the Group for persons who are, or were during the year, Directors and officers of HBOS plc and their connected persons were:-

	Number	**Aggregate amount outstanding £000**
Loans	**11**	**2,377**
Credit card accounts	**12**	**49**

57. Segmental Analysis

Business Sector

The Group reports through five divisions: Retail, Insurance & Investment, Business, Corporate, Treasury, plus BankWest and Group Items.

	Profit before Tax and Exceptional items £ million	**Exceptional items £ million**	**2002 Profit before Tax £ million**	Profit before Tax and Exceptional items Restated £ million	Exceptional items £ million	2001 Profit before Tax Restated £ million
Retail	**1,426**	**(28)**	**1,398**	1,205	(25)	1,180
Insurance & Investment	**589**	**(6)**	**583**	472	(22)	450
Business	**307**	**(16)**	**291**	306	(9)	297
Corporate	**681**		**681**	523	(1)	522
Treasury	**231**	**(9)**	**222**	169	(2)	167
BankWest	**75**		**75**	80		80
Group Items	**(247)**	**(94)**	**(341)**	(240)	(164)	(404)
	3,062	**(153)**	**2,909**	2,515	(223)	2,292

57. Segmental Analysis continued

	Net Assets		Total Assets	
	2002 £ million	2001 Restated £ million	2002 £ million	2001 Restated £ million
Retail	**4,959**	4,250	**161,470**	138,887
Insurance & Investment	**3,900**	2,753	**43,491**	42,759
Business	**1,294**	1,176	**26,694**	21,954
Corporate	**2,590**	2,259	**50,889**	38,823
Treasury	**784**	764	**64,000**	61,866
BankWest	**242**	211	**8,536**	7,782
	13,769	11,413	**355,080**	312,071

Geographical

The table below analyses the Group results and assets by the geographical area in which the business is generated. The geographical analysis is prepared in accordance with the location of the relevant company or branch.

	2002			2001		
	UK £ million	Rest of World £ million	Group Total £ million	UK Restated £ million	Rest of World Restated £ million	Group Total Restated £ million
Interest receivable	**15,444**	**1,247**	**16,691**	14,961	1,154	16,115
Fees and commissions receivable	**1,988**	**169**	**2,157**	1,789	132	1,921
Dealing profits	**146**	**8**	**154**	77	5	82
Income from long-term assurance business	**131**	**102**	**233**	89	61	150
Other operating income	**700**	**204**	**904**	720	23	743
Gross income	**18,409**	**1,730**	**20,139**	17,636	1,375	19,011
Operating profit before exceptional items	**2,552**	**450**	**3,002**	2,195	284	2,479
Share of operating profits of joint ventures	**19**	**(11)**	**8**	25	(5)	20
Share of operating profits of associated undertakings	**19**	**8**	**27**	13	3	16
Profit on disposal of business	**25**		**25**			
Exceptional items	**(153)**		**(153)**	(223)		(223)
Group profit before taxation	**2,462**	**447**	**2,909**	2,010	282	2,292
Total assets	**326,949**	**27,678**	**354,627**	289,233	22,492	311,725
Joint ventures			**281**			212
Associated undertakings			**172**			134
Group total assets			**355,080**			312,071
Net assets (excluding minority interests)	**12,226**	**1,543**	**13,769**	10,306	1,107	11,413

58. Post Balance Sheet Events

On 31 January 2003, Insight Investment Management Ltd, a subsidiary of HBOS plc, acquired Rothschild Asset Management for consideration of £61 million. A review of the preliminary fair values of the net assets acquired is currently being undertaken.

Accounts in US Dollars

at $1.6119 to the £ (2001 – $1.4517 to the £)

Summary of Consolidated Balance Sheet
As at 31 December 2002

		2002 US$ million		2001 Restated US$ million
Assets				
Cash and balances at central banks		**2,213**		1,669
Items in course of collection		**1,762**		1,427
Bills, debt securities and equity shares		**81,419**		67,858
Loans, advances and other accounts		**415,337**		318,374
Interest in associated undertakings and joint ventures		**730**		502
Intangible and tangible fixed assets		**5,005**		4,170
Long-term assurance business attributable to shareholders		**5,713**		4,449
Long-term assurance assets attributable to policyholders		**60,174**		54,584
Total Assets		**572,353**		453,033
Liabilities				
Deposits by banks, customers and debt securities in issue		**445,898**		349,125
Notes in circulation		**1,323**		1,070
Proposed dividends		**1,215**		986
Deferred taxation		**1,045**		710
Other liabilities and provisions		**22,344**		15,448
Subordinated liabilities – Dated loan capital		**9,172**		7,210
– Undated loan capital		**5,540**		4,292
Long-term assurance liabilities attributable to policyholders		**60,174**		54,584
		546,711		433,425
Capital and Reserves				
Called up share capital				
Ordinary shares	**1,525**		1,294	
Preference shares	**645**		581	
Reserves	**20,024**		14,692	
Minority interests	**3,448**		3,041	
		25,642		19,608
Total Liabilities		**572,353**		453,033

Summary of Consolidated Profit and Loss Account
For the year ended 31 December 2002

	2002 US$ million	2001 Restated US$ million
Operating profit before provisions	**5,933**	4,268
Provisions for bad and doubtful debts	**(1,341)**	(883)
Operating profit	**4,592**	3,385
Profit on ordinary activities before taxation	**4,689**	3,327
Profit attributable to shareholders	**3,088**	2,131
Dividends:		
Preference	**60**	53
Ordinary	**1,837**	1,441
Retained profit	**1,191**	637
Underlying earnings per share	**90.4c**	69.2c
Dividends per 25p Ordinary Share	**47.4c**	40.6c

Accounts in Euros

at €1.5367 to the £ (2001 – €1.6380 to the £)

Summary of Consolidated Balance Sheet

As at 31 December 2002

		2002 € million		2001 Restated € million
Assets				
Cash and balances at central banks		**2,110**		1,881
Items in course of collection		**1,680**		1,611
Bills, debt securities and equity shares		**77,620**		76,566
Loans, advances and other accounts		**395,962**		359,231
Interest in associated undertakings and joint ventures		**696**		567
Intangible and tangible fixed assets		**4,771**		4,705
Long-term assurance business attributable to shareholders		**5,446**		5,019
Long-term assurance assets attributable to policyholders		**57,367**		61,590
Total Assets		**545,652**		511,170
Liabilities				
Deposits by banks, customers and debt securities in issue		**425,096**		393,930
Notes in circulation		**1,262**		1,207
Proposed dividends		**1,159**		1,113
Deferred taxation		**996**		801
Other liabilities and provisions		**21,300**		17,426
Subordinated liabilities – Dated loan capital		**8,744**		8,135
– Undated loan capital		**5,282**		4,844
Long-term assurance liabilities attributable to policyholders		**57,367**		61,590
		521,206		489,046
Capital and Reserves				
Ordinary shares	**1,454**		1,461	
Preference shares	**615**		655	
Reserves	**19,090**		16,577	
Minority interests	**3,287**		3,431	
		24,446		22,124
Total Liabilities		**545,652**		511,170

Summary of Consolidated Profit and Loss Account

For the year ended 31 December 2002

	2002 € million	2001 Restated € million
Operating profit before provisions	**5,657**	4,816
Provisions for bad and doubtful debts	**(1,279)**	(996)
Operating profit	**4,378**	3,820
Profit on ordinary activities before taxation	**4,470**	3,754
Profit attributable to shareholders	**2,944**	2,405
Dividends:		
Preference	**57**	60
Ordinary	**1,752**	1,626
Retained profit	**1,135**	719
Underlying earnings per share	**86.2c**	78.1c
Dividends per 25p Ordinary Share	**45.2c**	45.9c

Shareholder Information

Financial Calendar 2003

25 Feb 2003	Final Results Announcement 2002
12 Mar 2003	Ordinary Shares ex-dividend date
12-18 Mar 2003	Reference Price calculation period*
14 Mar 2003	Ordinary Shares record date
24 Apr 2003	Return date for receipt of Mandate Forms for the Share Dividend Alternative for the final dividend 2002 and future dividends
29 Apr 2003	Annual General Meeting
7 May 2003	Preference Shares ex-dividend date
9 May 2003	Preference Shares record date
22 May 2003	New Ordinary Share certificates or CREST entitlement statements posted
23 May 2003	Final Ordinary dividend 2002 payment date. CREST accounts credited and first day of dealing in new Ordinary Shares
2 Jun 2003	Preference Shares dividend payment date
31 Jul 2003	Interim Results Announcement 2003
13 Aug 2003	Ordinary Shares ex-dividend date
15 Aug 2003	Ordinary Shares record date
17 Oct 2003	Interim Ordinary dividend 2003 payment date
5 Nov 2003	Preference Shares ex-dividend date
7 Nov 2003	Preference Shares record date
1 Dec 2003	Preference Shares dividend payment date

* The Reference Price of the new Ordinary Shares will be available from Wednesday 19 March 2003 on our website (www.HBOS plc.com) or by telephoning our Registrars on 0870 702 0102.

Share Dividend Alternative

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new Ordinary Shares need take no action as they will automatically receive new Ordinary Shares in respect of the final dividend of 19.6p per Ordinary Share for the year ended 31 December 2002. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Share Price

For the current share price call the Halifax Share Dealing Price Line on 0901 4700 007. Calls are charged at 60p per minute at all times and should last no longer than one minute.

Halifax Share Dealing Limited (HSDL)

To buy or sell HBOS plc shares call HSDL on 08705 711 117. If you wish to open a self select mini or maxi stocks and shares ISA with HSDL please call 08457 22 55 25. HSDL is regulated by the Financial Services Authority, and is a member of the London Stock Exchange and is an Inland Revenue approved PEP and ISA Manager.

Internet

Visit our home page at www.HBOSplc.com

Registered Office

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Registered Number

SC218813

Share Register Analysis at 31 December 2002

Size of shareholding	Number of shareholders	%	Number of ordinary shares	%
1 – 200	1,126,572	41.85	197,034,171	5.21
201 – 1,000	1,423,788	52.90	560,051,559	14.79
1,001 – 5,000	130,996	4.87	178,622,288	4.72
5,001 – 10,000	4,729	0.18	33,850,436	0.89
10,001 – 50,000	3,679	0.14	71,926,390	1.90
50,001 – 100,000	480	0.02	33,978,249	0.90
over 100,000	1,192	0.04	2,710,180,147	71.59
Total	2,691,436	100	3,785,643,240	100

Useful Contacts

For general enquiries about your shares, call our Registrars on 0870 702 0102 or write to Computershare Investor Services PLC, PO Box 1909, The Pavilions, Bridgwater Road, Bristol BS99 7DS.

For Investor Relations enquiries please contact either Charles Wycks on 0131 243 5509 (e-mail – CharlesWycks@HBOSplc.com), or John Hope on 0131 243 5508 (e-mail – JohnHope@HBOSplc.com).

Published by Black Sun plc +44(0) 20 7736 0011
Photography by Peter Beavis and Noorie Parvez
Printed by Pillans & Wilson, Edinburgh

HBOS plc
The Mound
Edinburgh
EH1 1YZ

www.HBOSplc.com

1/338143-0

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,182		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 13,182
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/3/3

A ~~director~~ / Deputy secretary / administ~~rator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

mployee o	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
06778	David Alexander Cameron	NH144689D	21 Willow Park	Otford	Sevenoaks	Kent	TN14 5ND	1,980	201.50	
								1,980		**1,980**
4772	Gordon McDonald Anderson	YM922362D	9 Dovedale Road	West Bridgford	Nottingham		NG2 6JB	3,000	201.50	
								5,000	273.67	
								202	535.33	
								8,202		**8,202**
1403	Neil Richard Houston Robinson	YZ455023B	46 Woodside Road	Sevenoaks	Kent		TN13 3HF	3,000	188.50	
								3,000		**3,000**
	3rd March 2003								**Total**	**13,182**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	7,697		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	2,630
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	ORDINARY	5,067
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 5/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**5th March 2003**
Mr Richard Ian Morrow 19 Watersfield Way EDGWARE Middx HA8 6RY	**1896**	
S Sabharwal c/o 43 Dorchester Road WEYBRIDGE Surrey KT13 8PE	**1464**	
Mr Derek Robert Wilson 21 Johnsburn Road BALERNO Midlothian EH14 7DY	**1707**	
3 records	**5067**	

S Sabharwal is a deceased investor. The pers rep is Harish Hampton Sabharwal.

Blueprint
One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,724	57	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 497
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,284
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/3/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**5th March 2003**
Mr Alan James Castle Rosewood New Road Dinton AYLESBURY Bucks HP17 8UT	**588**	
Mrs Joan Flett 29 Sighthill Loan EDINBURGH EH11 4NS	**47**	
Mrs Karen Elizabeth Harvey 57 Magpie Way Winslow BUCKINGHAM MK18 3JT	**99**	
Mrs Debbie E Heaton 38 Pendle Road Golborne WARRINGTON WA3 3HB	**190**	
Mrs Nirmla Hingorani 23 Woodberry Avenue Winchmore Hill LONDON N21 3LE	**180**	
Mrs Sally Kay Lloyd Hodgkinson The Cottage 68 Nant-Mawr Road BUCKLEY Clwyd CH7 2BS	**67**	
Mr David Albert Logan 7 Ardestie Place Monifieth DUNDEE DD5 4PS	**108**	
Mr George Barrie Lyall 11 Lawside Avenue DUNDEE DD3 6HY	**62**	

Mrs Julie McFadyen 6 Churchfield Close Coven WOLVERHAMPTON WV9 5DG	**188**
Mr William James Mott 19 Craigour Avenue Torphins BANCHORY Kincardineshire AB31 4JA	**135**
Mr Cameron Skene Murray 12 The Close Ifold Lockswood BILLINGSHURST West Sussex RH14 0TP	**678**
Mr Colin James Anthony O'Brien 2 Mount Lodge Place EDINBURGH EH15 2AB	**460**
Mr Stuart Douglas Smith 7 Balamashanner Place FORFAR Angus DD8 1PE	**184**
Mr Robert W Stephen Craigmount 3 Ochilview Gardens CRIEFF Perthshire PH7 3EJ	**32**
Mrs Faye Anderson Straughan 7 Beresford Place EDINBURGH EH5 3SL	**117**
Mr John Campbell Taylor 71 Bay Road Wormit NEWPORT ON TAY Fife DD6 8LX	**92**
Mrs Joan Flett 29 Sighthill Loan EDINBURGH EH11 4NS	**3**

Mrs Julie McFadyen 6 Churchfield Close Coven WOLVERHAMPTON WV9 5DG	**13**
Mr John Campbell Taylor 71 Bay Road Wormit NEWPORT ON TAY Fife DD6 8LX	**41**
19 records	**3284**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 03 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	13,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.545		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	ORDINARY	13,000
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 6/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

loyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
38	Peter Stamper	WL084208D	17 West Craigs Avenue	Edinburgh		EH12 8LZ	2,500	574.33	
							2,500		**2,500**
23	Phillip Simpson	NA175779B	9 Wike Ridge Mews	Alwoodley	Leeds	LS17 9NR	3,000	273.67	
							3,000		**3,000**
66	Miss Janet Laing Methven Lawson	YZ917626D	10 Upper Grove Place	Edinburgh		EH3 8AU	3,000	273.67	
							3,000		**3,000**
51	Antony Gerald Shewell Brian	YY577696A	7 Camus Avenue	Edinburgh		EH10 6RF	4,500	273.67	
							4,500		**4,500**
	6th March 2003							**Total**	**13,000**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)		To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 03 2003		

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	25,158	21,243	259
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£4.2827	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 03 2003	

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	7,605		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£5.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: HSDL NOMINEES LIMITED Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE UK postcode: HX1 2RG	ORDINARY	32,636
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	ORDINARY	21,629
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10/3/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

m	Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
266	Mr	Leslie	Dalgleish	YR481595C	7 Silverburn Drive	Penicuik	Midlothian		EH26 9AQ	0	0	0	393	0	0	0	393
267	Mr	Charles David Matthews	Hunter	YS416300A	33 Stirling Road	Edinburgh			EH5 3JA	0	0	0	0	0	308	0	308
219	Mr	Robert George	Sutherland	YL807059B	Loreburn	89 Woodfoot Road	Hamilton		ML3 8RA	0	1,016	0	0	0	0	0	1,016
609	Mr	Michael Alexander	Brougham	YR936197D	3 Lyne Grove	Crossford	Dunfermline, Fife		KY12 8YB	0	1,219	0	0	0	0	0	1,219
278	Miss	Mary	Willis	YY951626C	7 Corstorphine Hill Road	Edinburgh			EH12 6LG	0	609	0	0	0	176	0	785
945	Mr	Ian Thomas	Anderson	YW565143A	6 Park Grove Ave	Giffnock	Glasgow		G46 6HT	0	0	0	0	259	0	0	259
583	Miss	Irene	McIntosh	YY466394C	62 Locher Crescent	Houston	Renfrewshire		PA6 7NP	0	0	0	327	0	0	0	327
545	Mrs	Christine Mary Fegan	Fegan	YR588802D	37 Longstone Street	Edinburgh			EH14 2BS	0	375	0	327	0	0	0	702
101	Mrs	Flora Nisbet	Sharp	YM583981D	105 Glen Avenue	Largs	Ayrshire		KA30 8RJ	0	1,016	0	655	0	557	0	2,228
034	Mrs	Carolyn Anne	Mackenzie	NB422215B	213 The Murrays	Edinburgh			EH17 8UN	0	375	0	0	0	0	0	375
048	Mr	Michael Fleming	Grigor	NB348080A	40 Seton Place	Dalgety Bay	Fife		KY11 9JR	0	0	0	393	0	0	0	393
456	Mrs	Wilma	Steel	YL720249B	Skellyhill Farm	Darvel	Ayrshire		KA17 0LN	0	375	0	0	0	0	0	375
984	Mr	Alan James	McIntyre	NH257801B	6 Pacific Heights	79 Park Road	Beckenham	Kent	BR3 1QQ	0	0	0	655	0	0	0	655
069	Mrs	Rhona Elizabeth	Atkinson	NE888891B	84 Avalon Gardens	Linlithgow	West Lothian		EH49 7PL	0	0	0	327	0	0	0	327
144	Mr	Gordon Bulloch	McRobert	YZ458360A	10 Observatory Road	Edinburgh			EH9 3HG	0	0	0	0	0	244	0	244
060	Mrs	Maureen	Spencer	YH677420C	14 Norwich Close	Dukinfield	Cheshire		SK16 5DJ	0	1,016	0	0	0	0	0	1,016
302	Mr	Colin David James	Cowper	NM059000D	Ground Floor Flat	48 Anson Road	London		NW2 3UU	0	406	0	0	0	0	0	406
027	Mrs	Elizabeth	McGrehan	YE732288C	4 Whitelea Road	Balerno	Midlothian		EH14 7HB	0	0	0	393	0	271	0	664
276	Mr	Timothy Rhys	Hughes	WL644845D	180 Bury Street	Ruislip	Middlesex		HA4 7TJ	0	609	0	0	0	0	0	609
55	Mrs	Alison Jean	Petrie	YA914629A	45 West Park Road	Wormit	Newport On Tay	Fife	DD6 8NP	0	406	0	1,048	0	0	0	1,454
50	Mr	John Andrew	Duncan	NR250767C	20 Glendinning Way	Kirkliston	Midlothian		EH29 9HH	0	0	0	524	0	0	0	524
19	Mrs	Margaret Jane	Westwater	YS621998D	180 Willowbrae Road	Edinburgh			EH8 7JU	0	609	0	0	0	0	0	609
62	Mr	Gavin William	Tulloch	NP478997C	4 Dunollie Gardens	Haddington	East Lothian		EH41 4BW	0	0	0	0	0	271	0	271
79	Mr	Brian White	Fisher	YZ802357B	1 Marine Court	Eastney	Hampshire		P04 9QU	0	0	0	655	0	0	0	655
73	Mr	Brian Colin	Donaldson	WL184557D	20 Ashburnham Loan	South Queensferry			EH30 9LE	0	0	0	983	0	0	0	983
45	Mr	Iain Coistealbha	Clark	NR992238A	Flat 3b Block 2	Southside Villas	9 Shouson Hill Road	Hong Kong		0	0	0	1,312	0	0	0	1,312
29	Mr	Jon Graeme	Webster	NA176473B	Spinningdale	14 Moubray	Crook Of Devon	Kinross,Tayside	KY13 OUU	0	0	0	262	0	0	0	262
30	Mr	David McKenna	Millar	NW720115A	52 Upper Craigour	Edinburgh			EH17 7SF	0	0	0	0	0	67	0	67
49	Mr	Paul Robert	Macready	NX938908C	4 Liston Place	Kirkliston	West Lothian		EH29 9BU	0	375	0	0	0	0	0	375
54	Mr	Keith Charles	Johnston	NY011812D	23 Aytoun Crescent	Burntisland	Fife		KY3 9HS	0	0	0	0	0	135	0	135
27	Mrs	Margaret	Togher	YX869929A	59 Garden Square Walk	Parklee	Airdrie		ML6 0HY	0	375	0	0	0	0	0	375
58	Mrs	Margaret Elizabeth	Barrie	YS699854D	Drumellie Bungalow	Essendy	Blairgowrie		PH10 6RA	0	406	0	0	0	0	0	406
11	Mrs	Helen Janet	Douglas	NW473895B	Bellfield Farm	Holywood	Dumfries		DG2 0RL	0	0	0	0	0	339	0	339
14	Mrs	Gayle Margaret Rose	Blair	JB923641B	25 Foredale Terrace	Boness	West Lothian		EH51 9LW	0	0	0	131	0	67	0	198
16	Mr	Ian Hugh	Jones	NH765497B	35 Midway	St Albans	Herts		AL3 4BB	0	0	0	0	0	537	0	537
52	Mrs	Karen Marianne	Waterston	NA163637A	The Horsemill	Easter Coudrain	By Cleish	Fife	KY13 0QU	0	0	0	0	0	339	0	339
30	Miss	Patricia Mary	Duffy	WK670791B	Woodside Farm	Green Lane	Warrington		WA4 5NG	0	0	0	0	0	81	0	81
74	Miss	Lisa Diane	McGowan	JE032795A	27 Mount Farm Way	Wirral			CH66 2HE	0	0	0	0	0	339	0	339
2	Mrs	Linda	Kelly	VR656170B	1 Gilmour Terrace	Newton-Stewart			DG8 6HR	0	0	0	0	0	67	0	67
										0	**9,187**	**0**	**8,385**	**259**	**3,798**	**0**	**21,629**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	29,176		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.26		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 29,176
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Deputy Date 19/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

oyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
31	Harry Lindsay Barker	YS912401D	31 High Street	Tarporley	Cheshire	DW6 0DP	3,000	273.67	
							2,000	574.33	
							5,000		**5,000**
35	Mrs Elaine Christine Robson	NA424971D	Redhurst	3a Barrmill Road	Beith	KA15 1EU	3,793	574.33	
							3,793		**3,793**
38	Thomas Alistair Gemmell Angus	WL574239C	9 Woodslands Park	Scarcroft	Leeds	LS14 3JU	2,387	535.33	
							5,000	583.50	
							8,096	712.50	
							15,483		**15,483**
0	Mrs Lynda Mary Hay	YY332879A	7 Dick Place	Edinburgh		EH9 2JS	2,400	535.33	
							2,500	574.33	
							4,900		**4,900**
	10th March 2003							**Total**	**29,176**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2,980	4,109	41,345
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7879	£5.37	£6.125

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 7,089
Address: TRINITY ROAD HALIFAX WEST YORKSHIRE HX1 2RG		
UK postcode: HX1 2RG		
Name: HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 41,345
Address: THE MOUND EDINBURGH EH1 1YZ		
UK postcode: EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 19/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 03 / 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	6,484	5,728	307
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£4.2827	£4.5947

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland — DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 03 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3,515	88	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.70	£4.7253	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL NOMINEES LIMITED	Class of shares allotted ORDINARY	Number allotted 11,442
Address TRINITY ROAD HALIFAX WEST YORKSHIRE		
UK postcode HX1 2RG		
Name SEE ATTACHED SCHEDULE	Class of shares allotted ORDINARY	Number allotted 4,680
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 19/3/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Pnum	Title	Forenames	Surname	NHI	Address				Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
210935	Mr	Milne Nicol	Hogg	YS748178A	44 Rokeby Crescent	Strathaven		ML10 6EG	0	375	0	0	0	0	0	375
314137	Mr	Brian Anthony	Matrunola	YX867710C	T/L 333 Tantallon Road	Glasgow		G41 3HG	0	0	0	262	0	0	0	262
324671	Mr	Kevin Anthony	Robertshaw	YY538083B	3 Blackwood Avenue	Newton Mearns	Glasgow	G77 5JY	0	0	0	1,967	0	0	0	1,967
449709	Mrs	Aileen Ferguson	Hogg	YS797950D	44 Rokeby Crescent	Strathaven		ML10 6EG	0	375	0	655	0	0	0	1,030
530336	Mrs	Patricia Diana	Watson	WE799246D	13 Hutchison View	Edinburgh		EH14 1RX	0	375	0	0	0	0	0	375
603600	Mrs	Gillian Mary	Thompson	YP642882C	45 Syme Place	Rosyth	Dunfermline	KY11 2SQ	0	0	0	131	0	0	0	131
712337	Mrs	Marlyn Taylor	Murdoch	WA720812A	35 Meadowside Road	Cupar	Fife	KY15 5DD	0	0	0	145	307	0	88	540
									0	**1,125**	**0**	**3,160**	**307**	**0**	**88**	**4,680**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	11,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.63		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 11,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Date 19/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

oyee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
13	Derek McDonald	NP125108B	8 Glen Sannox Grove	Cumbernauld			G68 0GH	2,000	535.33	
								2,000		**2,000**
30	Andrew William Hislop	YT938663D	12 Lynebank Place	Newton Mearns	Glasgow		G77 5GA	1,600	535.33	
								2,000	574.33	
								3,600		**3,600**
'4	Mrs Anne Woolhouse	NB003564D	47 Scotgate Road	Honley	Holmfirth	W. Yorkshire	HD9 6RE	2,500	259.83	
								2,500		**2,500**
7	Graeme Andrew McCarte	WP106366C	20 Farmstead Road	Dalgety Bay	Fife		KY11 9HW	1,400	259.83	
								1,500	535.33	
								2,900		**2,900**
	13th March 2003								**Total**	**11,000**

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14 03 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1,275	643	1,996
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£5.7779	£5.37	£4.1

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HALIFAX NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 755
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE HX1 2RG		
UK postcode		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,159
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

~~Please enter~~ the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/3/3

A ~~director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual	**12th March 2003**
Mr Gary James Marsh 4 Badger Lane Blackshawhead HEBDEN BRIDGE West Yorkshire HX7 7JX	**981**
Mr Gary James Marsh 4 Badger Lane Blackshawhead HEBDEN BRIDGE West Yorkshire HX7 7JX	**402**
Mrs Lynn Baker 10 Haymans Green Maghull LIVERPOOL L31 6DA	**113**
Mrs Clare Helen Sinclair 2 Kinsale Close Pontprennau CARDIFF CF23 8PQ	**247**
Mrs Susan Mary Westcott Robinswood Kitnocks Hill Curdridge SOUTHAMPTON SO32 2HJ	**1416**
5 records	**3159**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,335	10	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HALIFAX NOMINEES LIMITED	ORDINARY	76
Address: TRINITY ROAD HALIFAX, WEST YORKSHIRE HX1 2RG		
UK postcode		
Name: SEE ATTACHED SCHEDULE	ORDINARY	1,269
Address		
UK postcode		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy Date 19/3/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

HBOS Plc
Early Leaver Closure Schedule

Shares to Individual	**12th March 2003**
Mrs Lynn Baker 10 Haymans Green Maghull LIVERPOOL L31 6DA	**40**
Mrs Eleanor Brown 16 Deanburh Road LINLITHGOW West Lothian EH49 6EY	**81**
Mrs Sarah Diacono Twyford Cottage Upper Stanton Stanton Drew BRISTOL BS39 4EG	**496**
Mrs Vanessa Elise Horler 38 Elm Lodge Road Wraxall BRISTOL BS48 1JG	**271**
Mrs Marlyn Taylor Murdoch 35 Meadowside Road CUPAR Fife KY15 5DD	**137**
Mrs Clare Helen Sinclair 2 Kinsale Close Pontprennau CARDIFF CF23 8PQ	**117**
Mrs Susan Mary Westcott Robinswood Kitnocks Hill Curdridge SOUTHAMPTON SO32 2HJ	**117**
Mrs Eleanor Brown 16 Deanburh Road LINLITHGOW West Lothian EH49 6EY	**10**
TOTAL	**1269**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2,766		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 2,766
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Deputy **Date** 20/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**19th March 2003**
Martin Wood 11 Fountain Street HALIFAX West Yorkshire HX1 1LU	**1704**	
Mr Albert Wai Tuck Yap 9 Lethbridge Park Bishops Lydeard TAUNTON Somerset TA4 3QU	**1062**	
2 records	**2766**	

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	03	2003			

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number allotted	407		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share (*including any share premium*)	£5.62		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 407
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed Deputy [signature] Date 24/3/3

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual	**19th March 2003**
Mr Alexander Gibb 6 Fintray Road ABERDEEN AB15 8HL	**407**	
1 record	**407**	

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.675		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Date 24/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

loyee	Name	NHI No	Address			Postcode	No of shares allotted	Option price (p)	
570	Arthur Sherry	WA889225D	9 Green Pastures Road	Wraxall	Bristol	BS48 1ND	3,000	201.50	
							3,000		**3,000**
	20th March 2003							**Total**	**3,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	9,400		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.90		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 9,400
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25/3/3

Deputy
A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

loyee	Name	NHI No	Address				Postcode	No of shares allotted	Option price (p)	
06	Alasdair Robert Gardner	NM326927A	79 Abergeldie Road	Aberdeen			AB10 6EL	2,400	535.33	
								2,400		**2,400**
19	Martin Kevin Forsyth	WK991058D	Marsham	5 Sages Mead	Bradley Stoke	Bristol	BS32 8ER	4,000	188.50	
								4,000		**4,000**
14	Iain Malcolm Sword	YL838269C	36 Clayhills Drive	Dundee			DD2 1SX	3,000	574.33	
								3,000		**3,000**
	24th March 2003								**Total**	**9,400**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	16,800		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.75		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 16,800
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 25/3/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

loyee	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
53	Moray Watson	WL419152D	1 White Dales	Edinburgh	EH10 7JQ	4,000	259.83	
						3,000	273.67	
						623	535.33	
						1,403	574.33	
						4,177	535.33	
						3,597	583.50	
						16,800		**16,800**
	25th March 2003						**Total**	**16,800**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26 03 2003	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	28,331		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7450		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HBOS QUEST LIMITED A/C HALIFAX (AS TRUSTEE OF THE HBOS QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST)	Class of shares allotted: ORDINARY	Number allotted: 28,331
Address THE MOUND EDINBURGH		
UK postcode EH1 1YZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 27/3/3

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,711		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£5.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 3,711
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 27/3/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75,000		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£6.835		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 75,000
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 28/3/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

mployee o	Name	NHI No	Address		Postcode	No of shares allotted	Option price (p)	
)5489	Sir Peter Alexander Burt	YW982075B	Auldhame House	North Berwick	EH39 5PW	75,000	551.50	
						75,000		**75,000**
	27th March 2003						**Total**	**75,000**

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	101	66	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.759	£3.1521	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR JAMES REID	Class of shares allotted: ORDINARY	Number allotted: 167
Address: 22 BABERTON MAINS LEA EDINBURGH		
UK postcode: EH14 3HB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 1/4/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3,197		
Nominal value of each share	£0.25		
Amount (if any) paid or due on each share *(including any share premium)*	£4.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 3,197
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 1/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Halifax plc Sharesave Exercise
Early Leaver Closure Schedule

	Shares to Individual	**27th March 2003**
Miss Rachel Ann Evans Enterprise Llanwonno Road MOUNTAIN ASH Mid Glam CF45 3NB	**136**	
Mr Robert William Gosling 8 New Longley Norland SOWERBY BRIDGE West Yorkshire HX6 3RR	**758**	
Mr Mark Anthony Lythgoe 16 Woodward Street STOKE ON TRENT ST1 6NP	**438**	
Miss Paula Georgina Ryall 179 Turnpike Drive LUTON LU3 3RB	**455**	
Mrs Janet Doreen Turner 4 Clover Hill Terrace HALIFAX West Yorkshire HX1 2XF	**1138**	
Mr Paul Robert Walkey 16 Azalea Close Cyncoed CARDIFF CF23 7HR	**272**	
6 RECORDS	**3197**	

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	18,940	1,339	17,775
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£2.07864	£2.1893	£4.2827

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4,456	9,203	2,936
Nominal value of each share	£0.25	£0.25	£0.25
Amount (if any) paid or due on each share *(including any share premium)*	£4.5947	£5.70	£4.7253

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL NOMINEES LIMITED	Class of shares allotted: ORDINARY	Number allotted: 29,307
Address: TRINITY ROAD, HALIFAX, WEST YORKSHIRE		
UK postcode: HX1 2RG		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 25,342
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] Date 1/4/3

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

Title	Forenames	Surname	NHI	Address					Price 163.60	Price 207.864	Price 218.93	Price 428.27	Price 459.47	Price 570.00	Price 472.53	Total units
Mr	James Angus	Cameron	YL721688D	80 Ladbrooke Drive	Potters Bar	Herts		EN6 1QW	0	0	0	0	518	0	306	824
Mr	Ian	Ogilvy	YH743179B	31 Poplar Crescent	Perth			PH1 1HR	0	0	196	146	217	147	91	797
Mr	Gordon James	Ryrie	YT615685B	62 Bonaly Grove	Colinton	Edinburgh		EH13 0QB	0	0	196	340	217	221	153	1,127
Mr	Howard	Wilson	YK944187C	6 Moat View	Roslin	Midlothian		EH25 9NS	0	0	0	0	422	221	183	826
Mrs	Susan Catherine	Thomson	YZ735325D	3 Ramillies Court	Carluke	Lanarkshire		ML8 4RH	0	406	0	0	0	0	0	406
Mr	Iain McLeod	Palmer	ZY386007A	72 Bellevue Street	Edinburgh			EH7 4BY	0	0	0	0	205	0	0	205
Mrs	Shirley	McKerron	ZY835529D	5 Cypress Walk	Hillhead Of Denmore	Bridge Of Don	Aberdeen	AB23 8LD	0	0	0	0	313	736	306	1,355
Mrs	Anne Marie	O'Neill	YS570547B	6 King George Park Avenue	Renfrew			PA4 0AP	0	0	0	0	0	237	0	237
Mrs	Sheila Gilroy	Thomson	YB748494A	34 Depot Road	Huntly	Aberdeenshire		AB54 8JZ	0	0	196	0	201	0	0	397
Mrs	Mary Gillespie	MacLeod	ZY927820C	19 Burnbrae	Westhill	Inverness		IV2 5RH	0	609	0	0	0	815	0	1,424
Mr	Gary Kenneth	Wilson	NP459250D	Corner Cottage,	25 Wilsic Road	Tickhill	Doncaster	DN11 9JG	0	0	0	0	0	115	0	115
Mrs	Thelma Jean	Forrest	YA283066A	12 Briar Place	Dunfermline	Fife		KY11 4BE	0	375	0	262	0	0	0	637
Mrs	Eleanor	Brown	NR525141B	16 Deanburn Road	Linlithgow	West Lothian		EH49 6EY	0	0	0	0	627	0	91	718
Mrs	Margaret Whitefield	Rae	YE805062C	6 Oak Grove	Pitcorthie	Dunfermline		KY11 8AZ	0	375	0	0	0	0	0	375
Mrs	Susan Carol	Addison	NP758223D	2 Dovecot Way	Pitreavie	Dunfermline		KY11 8SX	0	0	0	327	0	0	0	327
Mrs	Margaret Ann	Ross	YR574134A	25 Yetholm Park	Dunfermline	Fife		KY12 7XR	0	0	196	0	217	147	122	682
Mrs	Helen Thomson	Hunter	ZX536716B	3 Standing Stone Walk	Dunfermline			KY11 4RG	0	0	0	0	0	0	153	153
Miss	Margaret Elizabeth	Smart	YM537535B	Misty View	3 Hillhead Drive	Falkirk		FK1 5NG	0	2,032	0	721	0	312	0	3,065
Mrs	Marjory Anderson	Ferguson	YA731889C	134 Oldany Road	Pitcoudie	Glenrothes		KY7 6RF	0	375	0	393	0	0	0	768
Mr	Melville George	Ross	YH749306A	24 Carnbee End	Edinburgh			EH16 6GJ	0	0	0	196	0	0	0	196
Miss	Jane	McDonald	NP965044B	43 Barclay Place	Edinburgh			EH10 4HW	0	0	0	255	0	0	0	255
Mr	Colin James Anthony	O'Brien	YX387658B	2 Mount Lodge Place	Edinburgh			EH15 2AB	0	0	0	0	157	221	122	500
Mrs	Katy	Petrie	NY034026C	6 Teal Place	Dunfermline			KY11 8GB	0	0	0	0	205	0	0	205
Mrs	Susan Catherine	Bomphray	NX731928B	5 Holmes Park Avenue	Kilmarnock	Ayrshire		KA1 1RF	0	0	0	0	0	339	0	339
Mrs	Karen Anne	McCreath	NW133327A	19 Inglis Way	Girvan	Ayrshire		KA26 0EQ	0	0	0	0	0	203	0	203
Mrs	Gillian	Wardrop	NY057505D	1 Tinwald Court	Heathhall	Dumfries		DG1 3NS	0	0	0	262	0	0	0	262
Mrs	Fiona Kathryn	Duncan	WA804376B	12 Wilkieston Road	Ratho			EH28 8RH	0	0	0	0	0	0	327	327
Mrs	Josephine Findlay	Sutherland	YL670970C	13 Eastburn Road	Kintore	Aberdeenshire		AB5 0FG	0	0	0	0	0	509	0	509
Mr	Norven Barclay	Houston	YW565075D	2 Heathside Road	Giffnock	Glasgow		G46 6HL	0	0	555	665	518	552	208	2,498
Mrs	Julie Caroline	Curran	JA696788A	15 Townhead Terrace	Inverurie	Aberdeenshire		AB51 4RW	0	0	0	0	422	147	153	722
Mrs	Carolann	Hammersley	YT447382C	9 West Craigs Crescent	Edinburgh			EH12 8NB	0	0	0	655	0	0	0	655
Mr	Rajesh	Parbhaker	NS989358D	74 Gogarloch Syke	Edinburgh			EH12 9JB	0	0	0	917	0	0	0	917
Mrs	Julia Christine	Skinner	JA055474C	19 Redriff Road	Collier Row	Romford	Essex	RM7 8HD	0	0	0	0	0	0	245	245
Mrs	Lorraine	O'Neil	JC580206C	6 Kenneth Road	Greenacres	Motherwell		ML1 3AN	0	0	0	0	0	147	0	147
Mrs	Wendy Eunice	Jack	WK140957A	13 Craig Ridge Place	Dalgety Bay	Fife		KY11 9NE	0	0	0	0	0	135	0	135
Mrs	Deborah Elizabeth	Heaton	WE892325A	38 Pendle Road	Golborne	Warrington		WA3 3HB	0	0	0	701	0	0	354	1,055
Mrs	Sally Kay Lloyd	Hodgkinson	WA835005A	'The Cottage'	68 Nant-Mawr Road	Buckley		CH7 2BS	0	0	0	275	217	184	122	798
Mrs	Hayley Jane	Houghton	NW563612D	15 Lindisfarne Avenue	Stanney Oaks	Little Stanney		CH65 9JF	0	0	0	0	0	203	0	203
Mr	Terry Edward	White	WK531094A	Flamstead	Llysworney	Nr Cowbridge		CF71 7NQ	0	0	0	327	0	0	0	327
Mrs	Shona Margaret	Gordon	YE490463B	28 Hillocks Way	Lossiemouth	Morayshire		IV31 6HN	0	406	0	0	0	0	0	406
									0	4,578	1,339	6,442	4,456	5,591	2,936	25,342

Blueprint One World

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: SC218813

Company Name in full: HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1,919	6	
Nominal value of each share	£0.25	£0.25	
Amount (if any) paid or due on each share *(including any share premium)*	£5.62	£5.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: ORDINARY	Number allotted: 1,925
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Deputy [signature] Date 1/4/3

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GAIL STIVEY
HBOS plc THE MOUND EDINBURGH
EH1 1YZ Tel 0131 243 7029
DX number DX exchange

Blueprint OneWorld

HBOS Plc
Early Leaver Closure Schedule

	Shares to Individual **27th March 2003**
Mr Mark Cooper 17 Crescent View LOUGHTON Essex IG10 4PZ	**634**
Mr Peter Richard Davey Langstone House Park Road FOREST ROW East Sussex RH18 5BX	**634**
Miss Rachel Ann Evans Enterprise Llanwonno Road MOUNTAIN ASH Mid Glam CF45 3NB	**19**
Mr Robert Clark Laing 29 Avonmill View Linlithgow Bridge LINLITHGOW West Lothian EH49 7SH	**164**
Miss Paula Georgina Ryall 179 Turnpike Drive LUTON LU3 3RB	**54**
Mr Gordon James Ryrie 62 Bonaly Grove Colinton EDINBURGH EH13 0QB	**162**
Mrs Janet Doreen Turner 4 Clover Hill Terrace HALIFAX West Yorkshire HX1 2XF	**135**
Mrs Janice Helen Young 18 Letham Mains HADDINGTON East Lothian EH41 4NW	**117**

Mr Robert Clark Laing | 6
29 Avonmill View
Linlithgow Bridge
LINLITHGOW
West Lothian EH49 7SH

9 RECORDS **1925**

INSIDE THIS ISSUE:



Annual Review and Summary Financial Statement 2002

YOUR BANK

Your dividend

29.4p

an increase of 5%

HBOS plc

www.HBOSplc.com

YOUR HBOS

Even in tough markets, HBOS strategy delivers.

An impressive year

We have achieved a great deal in 2002, the first full year of HBOS. Our distinctive pro-competition strategy continues to produce strong sales and lending growth and we have delivered both without compromising on business or credit quality. We beat all our public targets on sales, market share, costs and merger synergies. Most importantly we remain on track to deliver all our future targets, notably the Group Target Return on Equity for 2004. On page 3 we describe the progress made in 2002 by the divisions that make up HBOS.

Growing profits and dividends
Our profit before tax and exceptional items was up by 22% to £3,062m (2001 restated £2,515m). Earnings per share rose 18% on an underlying basis to 56.1p. In line with our progressive dividend policy and targeting dividend cover of two and a half times in the medium term, we have increased the dividend by 5%. The proposed final dividend of 19.6p takes the total for the year to 29.4p.

Strong financials
Productivity initiatives and merger synergies meant that our rate of cost growth was halved as targeted to 6%. Cost growth in our Retail Banking division was only 2.3%, comfortably beating our target of limiting growth in Retail costs to below 3%. The combination of controlled cost growth and strong income growth saw the Group cost: income ratio (excluding exceptionals) improve to 45.2% (2001 restated 49.2%). Interest margins for the Group were little changed at 1.71% (2001 1.74%) as a less competitive environment allowed wider margins in Corporate Banking which largely offset slightly lower margins in Retail Banking.

Asset growth and capital strength
The success of our lending businesses in the year meant that risk weighted assets grew by 19%. Despite this growth we maintained strong capital ratios. The Tier 1 and total capital ratios at the end of 2002 were 7.9% and 10.4% respectively, little changed on a year earlier.

Solid credit quality
In each of our three banking divisions the level of non-performing assets fell slightly as a percentage of advances. Across the Group as a whole the level of provisions at the year-end was broadly unchanged at 0.86% of closing advances (2001 0.90%). Almost two thirds of our loan assets are UK residential mortgages and once again mortgage credit quality improved as measured by arrears and closing provisions as a percentage of closing advances. The quality of our mortgage lending is such that at the end of the year we estimate that the average loan to value ratio for our entire book of mortgages is 43%, down from 45% a year earlier.

Merger delivers benefits
Our merger continues to beat expectations. In 2002 we achieved £209m of synergies, 161% of target. This out-performance against target allowed us in December to increase the total synergies targeted to be delivered from the merger to £800m by 2005.

Outlook and prospects
Interest rates in the UK are at a 40 year low and consumer debt in general and mortgages in particular remain highly affordable. With only a modest deterioration in unemployment in prospect we remain confident about the outlook for our Retail business.

Our General Insurance businesses have gone from strength to strength and have another good year in prospect.

Almost inevitably our Investment businesses face tough trading conditions against the background of weak equity markets.

The UK economy is still set to expand in 2003 at around the same rate as 2002 and our Corporate and Business Banking businesses are unlikely to face a significant deterioration in credit condition. We look forward to another year of controlled growth.

Our Treasury business had a successful 2002 and we look to build on the high quality earnings stream that it already generates.

Uncertainty over economic prospects and international instability may be with us for some time to come. But we have laid firm foundations for the future and remain confident that we can deliver our most important target of 20% Return on Equity in 2004.

HALIFAX | BANK OF SCOTLAND | IF INTELLIGENT FINANCE | esure | CLERICAL MEDICAL | HBOS Treasury Services

THIS IS WHAT WE HAVE ACHIEVED

Target return on equity	Profit before tax and exceptionals	Earnings per share
17.9%	£3,062m	56.1p
up from 16.8% excluding exceptional items and after adjusting for short term fluctuations in investment returns and changes in economic assumptions	up 22% (2001 – £2,515m restated)	up 18% on an underlying basis

Retail

Our Retail brands offer all our customers a real opportunity to cover all their financial needs. We have a wide range of products and services delivered in ways that suit personal choice with brands that cover the length and breadth of the UK. More details of our products can be found later in this document on pages 8 to 12 and our brands are shown towards the bottom of this page and page 2.

Our strategy is to offer simple, value for money products and this has continued to drive excellent volume and profit growth in 2002. We beat all our sales targets for the year and profits grew by 18% to £1,426m.

A clear focus on retaining existing customers helped our mortgage and savings businesses. Our five mortgage brands took an estimated 29% of the UK's net lending and we now have over £150bn in mortgage balances, that's an estimated 23% share of the UK's mortgage balances. We increased our credit balances in savings and bank accounts by £7.0bn giving us an estimated 15.5% share of UK Household Sector Liquid Assets.

More and more people have been choosing our banking products. In 2002 we issued 1.2m new credit card accounts – an estimated 21% share of this market. We also opened 1.3m new bank accounts – a 27% share of the growing new and switchers market. Intelligent Finance delivered an 8% share of net mortgage lending and showed an improved financial performance.

We did not lose sight of the necessary disciplines of cost control and asset quality. We beat our cost target and our operating expenses grew by only 2.3% in the year. Asset quality improved and non-performing assets decreased from 2.14% of total advances to 1.84%.

Insurance & Investment

In 2002 sales of our insurance products – household, repayment and motor insurance were up a quarter and we made £400m from this business, 15% more than in 2001.

In tough markets sales of our investment products rose 11%, a consequence of our distribution power; Halifax in bancassurance, Clerical Medical in the IFA market and St. James's Place in wealth management. We changed the way we account for this business in 2002 and our profits were up to £189m from a restated £124m in 2001.

Business contribution – share of profit before tax and exceptional items


£3,062m
Retail Banking
Insurance & Investment
Business Banking
Corporate Banking
Treasury
BankWest

Business Banking

We offer a full range of banking services to small and medium sized businesses. Last year our profits were stable at £307m as we invested in the expansion of our services from Scotland into England & Wales. Balance sheet growth, with advances up 23%, delivered the revenue necessary to absorb the expansion in costs.

Corporate Banking

Our Corporate Banking division provides a full range of services to large businesses. We pride ourselves on our innovative solutions and our speed of response across a wide range of specialisations that we have to offer. We aim to build long-term, profitable relationships with our customers and to stick with them through good times and bad.

Our business grew strongly in 2002. The underlying growth of our lending was 25% and a less competitive environment saw our lending margins rise and our profits grow by 30% to £681m.

The year's lending included some notable successes in large transactions that received a great deal of publicity. These included the deal involving Arcadia Group where we provided the finance to take the Group private and the acquisition of Littlewoods plc by L.W. Investments. In one of our areas of specialisation – public/private partnerships we are proud to have helped in the delivery of over 160,000 new school places and 7,000 new hospital beds.

We have steadily built our business and now operate from 22 offices in the UK and 13 overseas and we believe that we can continue to selectively grow our non UK presence.

The economy was tough for some businesses in 2002 and this affected us as some of our clients suffered. However our credit quality remains sound and whilst we are by no means immune from the difficulties being experienced in some sectors, we have largely avoided the worst of the recent high profile failures. The percentage of our loans that we class as 'non-performing' was stable at 1.6%.

Our reputation is built on our talented and experienced people – who we believe really do make the difference to the quality that we offer our customers.

Treasury

Our Treasury business had a very successful year with profits up 37% to £231m. We also completed the integration of the former Bank of Scotland and Halifax treasury businesses and we now trade as HBOS Treasury Services plc.

BankWest

We own 56.8% of this Australian bank. Profits were down slightly in 2002 at A$213m largely due to subdued growth in business borrowing.

Insight INVESTMENT | Birmingham Midshires | ST. JAMES'S PLACE PARTNERSHIP | St Andrew's GROUP | CAPITAL BANK | THE MORTGAGE BUSINESS

Cost: income ratio	Merger benefits	Capital strength
45.2%	£209m	7.9%
down from 49.2% on an underlying basis	61% ahead of target	Tier 1 ratio maintained as risk weighted assets grew 19%

Summary Group Profit and Loss Account

for the year ended 31 December 2002	2002 £m	2001 Restated £m
Interest receivable	**16,691**	16,115
Interest payable	**(11,921)**	(11,960)
Net interest income	**4,770**	4,155
Non interest income	**2,776**	2,379
Net operating income (all from continuing operations)	**7,546**	6,534
Operating expenses	**(3,762)**	(3,505)
General insurance claims	**(79)**	(68)
Provisions for bad and doubtful debts	**(832)**	(608)
Amounts written off fixed asset investments	**(24)**	(21)
Operating profit (all from continuing operations)	**2,849**	2,332
Before exceptional items	**3,002**	2,479
Exceptional items	**(153)**	(147)
Share of operating profits of joint ventures and associated undertakings	**35**	36
Profit on disposal of business	**25**	
Merger costs – exceptional		(76)
Profit on ordinary activities before taxation	**2,909**	2,292
Before exceptional items	**3,062**	2,515
Exceptional items	**(153)**	(223)
Tax on profit on ordinary activities	**(835)**	(663)
Profit on ordinary activities after taxation	**2,074**	1,629
Before exceptional items	**2,186**	1,811
Exceptional items	**(112)**	(182)
Minority interests (equity)	**(35)**	(67)
(non-equity)	**(123)**	(94)
Profit attributable to shareholders	**1,916**	1,468
Dividends		
Ordinary	**1,140**	993
Preference	**37**	37
Retained profit of the year	**739**	438
Underlying earnings per share	**56.1p**	47.7p
Basic earnings per share	**50.6p**	40.5p
Diluted earnings per share	**50.2p**	40.1p

Directors' emoluments	£000	£000
Total emoluments	**7,118**	6,581
Total potential pre-tax gains on share options exercised	**1**	1,195
Highest paid Director – emoluments	**1,027**	994
– potential pre-tax gains on share options exercised	**Nil**	1,195
– accrued pension entitlement per annum	**349**	296

Retirement benefits accrued to 8 Directors under pension schemes in the year to 31 December 2002.
A detailed analysis of Directors' emoluments, pension entitlements, share interests and share options is given in the Report of the Board in relation to remuneration policy and practice in the full Report and Accounts.

Non interest income:
Net fees and commissions, long-term assurance and general insurance income, dealing profits and other operating income.

Provisions for bad and doubtful debts:
Amounts set aside to cover situations where customers fail to pay.

Operating profit:
Profit from all operations after deducting costs of running the businesses, including bad debts.

Minority interests:
The interests of other people who hold shares or other instruments in our subsidiary companies.

Earnings per share:
Underlying – Profit before exceptional items and goodwill amortisation but after tax (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Basic – Profit for the year after tax (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Diluted – As per basic but assuming the issue of new ordinary shares on exercise of all the share options which have been granted.

Statement of the independent auditors to the members of HBOS plc

(pursuant to section 251 of the Companies Act 1985)

We have examined the Summary Group Profit and Loss Account and Summary Group Balance Sheet (together "the summary financial statement") set out on pages 4 and 5.

This statement is made solely to the Company's members, as a body in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts, the directors' report and the report of the Board in relation to remuneration policy and practice, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the group's full annual accounts, describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the summary financial statement is consistent with the full annual accounts, the directors' report and the report of the Board in relation to remuneration policy and practice of HBOS plc for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh, 24 February 2003

Summary Group Balance Sheet

as at 31 December 2002

		2002 £m		2001 Restated £m
Assets				
Cash and balances at central banks		**1,373**		1,150
Items in course of collection		**1,093**		983
Treasury bills and other eligible bills		**5,964**		4,071
Loans and advances to banks		**11,838**		12,929
Loans and advances to customers	**240,879**		201,034	
Less: non-returnable finance	**(6,564)**		(3,141)	
		234,315		197,893
Debt securities		**44,324**		42,449
Equity shares		**223**		224
Interest in joint ventures and associated undertakings		**453**		346
Intangible fixed assets		**1,434**		1,245
Tangible fixed assets		**1,671**		1,627
Operating lease assets		**2,625**		2,042
Other assets		**8,892**		6,446
Long-term assurance business attributable to shareholders		**3,544**		3,065
		317,749		274,470
Long-term assurance assets attributable to policyholders		**37,331**		37,601
Total assets		**355,080**		312,071
Liabilities				
Deposits by banks		**45,637**		30,449
Customer accounts		**150,221**		140,516
Debt securities in issue		**80,771**		69,528
Other liabilities		**16,085**		12,546
Subordinated liabilities		**9,127**		7,923
		301,841		260,962
Capital and reserves				
Called up share capital				
Ordinary shares	**946**		892	
Preference shares (non-equity)	**400**		400	
	1,346		1,292	
Share premium account	**1,292**		27	
Other reserves	**496**		492	
Profit and loss account	**10,635**		9,602	
Shareholders' funds (including non-equity interests)		**13,769**		11,413
Minority interests (equity)		**436**		405
Minority and other interests (non-equity)		**1,703**		1,690
		15,908		13,508
		317,749		274,470
Long-term assurance liabilities attributable to policyholders		**37,331**		37,601
Total liabilities		**355,080**		312,071
Memorandum items				
Contingent liabilities		**2,829**		2,335
Commitments		**49,024**		37,272

Assets: Cash, loans and advances, investments and physical assets which represent the business of the Group. Non-returnable finance represents assets securitised.

Liabilities: Deposits, customer accounts, loan capital and other amounts due to outside parties.

Shareholders' funds: The interest of shareholders in the reported amounts of the assets of the business after deduction of the claims represented by liabilities.

Minority interests: The interests of other people who hold shares or other instruments in our subsidiary companies.

Memorandum items: Contingent liabilities are amounts which the Group may have to pay such as guarantees to third parties. Commitments are amounts such as undrawn facilities to customers.

This Summary Financial Statement on pages 4 and 5 was approved by the Board on 24 February 2003.

Lord Stevenson Chairman **A J Hobson** Chairman of Audit Committee **J R Crosby** Chief Executive
M H Ellis Group Finance Director

Summary Directors' Report

The information contained in the Summary Group Profit and Loss Account and Summary Group Balance Sheet is only a summary of the information which appears in the full Annual Report & Accounts.

Principal Activities

The principal activities of the Group are the provision of banking and other financial services in the UK and overseas.

Results and Dividends

Group profit before tax was £2,909m (2001: £2,292m). The Directors propose a final dividend of 19.6p per share to be paid on 23 May 2003 to shareholders on the register at the close of business on 14 March 2003. The final dividend brings the full year dividend to 29.4p, up 5% on 2001.

Business Review

Summarised extracts from the business review in the Annual Report & Accounts are incorporated in other sections of this document.

Corporate Governance

The Group places a high degree of importance on corporate governance and on how the Group conducts its affairs. A detailed report on corporate governance including the UK Listing Authority's Combined Code, is contained in the Annual Report & Accounts.

Directors

The names of the current Directors are:

Chairman	Dennis Stevenson
Deputy Chairman	Sir Ronald Garrick

Executive Directors

James Crosby	Gordon McQueen
Mike Ellis	Colin Matthew
Phil Hodkinson	George Mitchell
Andy Hornby	

Non-executive Directors

Charles Dunstone	John Maclean
Anthony Hobson	Sir Bob Reid
Brian Ivory	Louis Sherwood
Coline McConville	Philip Yea

Auditors

The financial information set out in the summary financial statement does not constitute the Group's statutory accounts for the year ended 31 December 2002 but is derived from those accounts. Statutory accounts for 2002 will be delivered to the registrar of companies following the company's Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A resolution to reappoint KPMG Audit plc as auditors will be put to members at the Annual General Meeting.

HBOS Board

The Board of Directors, which meets regularly, is legally responsible for running the Company on your behalf. There is a formal list of matters which must be decided at Board level. Executive Directors are full-time employees. Non-executive Directors bring experience and advice from the outside business world.

The Board is supported by a clearly defined structure of sub-committees consisting of Board members. These include the Audit, Remuneration and Nominations Committees and the Special Committee (which makes urgent decisions that cannot wait for the next Board meeting). The roles of Chairman and Chief Executive are separate. All Executive Directors have contracts that provide for not less than one year's notice in the event of termination. Non-executive Directors are appointed for three years and reappointment is not automatic.

REMUNERATION POLICY

To deliver our objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and other senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on salary but is on incentive plans that are closely aligned with the delivery of both operating plans and shareholder value.

Therefore, for 2003 and beyond:

- salary policy is set at around market median;
- short-term incentive plans are based on the delivery of annual operating plans; and
- long-term incentive plans are focused, for the most senior colleagues, on conditional share grants.

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance industry and in other selected major public companies. Actual salaries are normally reviewed annually but can be reviewed at any time. There is no automatic annual salary increase.

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the business he or she works in and that of the Group, both annually and over the longer term.

The levels of payments under the short-term incentive plan are dependent, generally, on the extent to which participants achieve their operating plan objectives. In 2003, for Executive Directors, payment of target incentive will require the achievement of targets for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target and maximum incentive payments for Executive Directors are, respectively, 40% and 60% of salary.

Participants in the short-term incentive plan are able to opt to take their annual incentive in shares rather than in cash. Those who do and retain their shares for three years and remain in employment or rank as a qualifying leaver receive a 50% enhancement of their shareholding. This feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. There is no short-term incentive plan for the Chairman.

Participants in the long-term incentive plan are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary. For awards in 2003 for the Executive Directors and the Chairman the grant level will be based on 100% of base salary or fee.

The number of shares actually released to participants under the plan is dependent on the Group's annualised total shareholder return ("TSR") (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies. No shares are released for relative TSR performance at 0% p.a. (or below). 200% of the shares are released for relative TSR performance at 6% p.a. (or above). Intermediate positions are determined by interpolation.

Participants can choose to take any shares released after three years or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcome. The performance test over five years is significantly more demanding than that over three years because participants have to sustain the same level of out-performance for a longer period. This feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and for the benefit of shareholders and clearly aligns the interests of participants and shareholders by only rewarding participants for producing above average shareholder performance.

Each Executive Director is provided with benefits, which principally comprise a company car, pension arrangements, paid leave, healthcare cover and preferential terms for Group products. There are no benefits for the Chairman.

Service contracts apply to the Chairman and the Executive Directors. The contract in respect of the Chairman runs for a three year term to June 2005. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fee may be payable. The Executive Directors have service contracts which can be terminated by the Group on not less than one year's notice and by the Director on not less than six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's salary may be payable.

The Group recognises that Executive Directors may be invited to become Non-Executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not have any impact on their executive duties, Executive Directors are generally encouraged to accept one such appointment and to retain any resulting fee.

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to own shares through the sharesave plan, through short-term incentive plans, through long-term incentive plans and through personal purchase using the Group's sharedealing facility. The Group expects the Chairman and the Executive Directors to own significant numbers of shares relative to base salaries or fees. The shareholding is expected to be at least 100% of base salary or fee within three years of appointment or by 1 January 2006, whichever is the later.

This is a summary of the Group's remuneration policy. Full information appears in the Annual Report and Accounts 2002.

Total Shareholder Return



120
100
80
60
40
20
Value (£)
10 Sept '01
31 Dec '01
30 Apr '02
31 Aug '02
31 Dec '02
HBOS
FSTE 100 Index
Source: Datastream

This graph shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a "fair value" each point is a 30 day average of the return index.

As HBOS has been a constituent of the FTSE 100 since inception we believe that the FTSE 100 is a suitable comparator index.

OUR RESPONSIBILITIES

At HBOS we believe every business has a responsibility to be a good citizen. Therefore our aim is to create value for our shareholders while running a completely open, honest and responsible business. In April 2002 we adopted a new corporate responsibility policy which established a forum for dealing with these matters. The forum draws together senior managers from across the Group to co-ordinate our activities and share the best ways of doing things, with the aim of HBOS being a business leader in corporate responsibility. We are making good progress in three key areas: equality and diversity, environmental protection, and community relations.

Equality and diversity

We see a clear link between equality and diversity and business excellence. Promoting our inclusive and supportive culture increases the loyalty of colleagues and customers and enhances our business reputation. It also offers us a better understanding of our diverse range of customers, and in this respect, the increase of ethnic minority staff in our retail division (from 4% in 1998 to 7% in 2002) includes some quite significant local increases beneficial to all. Naturally we are committed to equality of opportunity in all areas of our business and will ensure that each customer and colleague is treated as an individual and valued for their contribution to our business. A number of high profile business awards stand testament to our work in this area.

We also want everyone working for HBOS to achieve the work-life balance that's right for them. Options include flexible work patterns such as part-time, term-time, homeworking, job share and career breaks. We also offer enhanced maternity, paternity and adoption provisions plus parental, compassionate and emergency leave.

Environmental protection

We are committed to reducing the environmental impact of our business and to taking social and environmental issues into account in our lending activities. We have spent £1.2m on energy saving equipment in the past four years which has already paid for itself by saving us £2.2m and preventing 17,000 tonnes of carbon dioxide emissions. Our Halifax sites achieved a 10% reduction in energy consumption one year ahead of target and our new energy contract incorporates the supply of renewable energy to our main Halifax offices. This saving complements our agreed supply of renewable energy to Bank of Scotland sites. Other initiatives within the Group include car sharing schemes, composting old bank notes, and new waste management and awareness schemes.

We aim to lend responsibly and base our credit decisions on a thorough understanding of our customers' businesses. We therefore maintain a detailed internal guide to help our lenders identify environmental risks and address them with customers. In addition, Bank of Scotland has joined a pan-European consortium contributing to a £1 billion fund for large renewable energy projects such as offshore wind farms – their proposed UK projects have the potential to provide enough power for over a million households.

Community relations

We want to make a genuine difference to the communities in which we operate, and have created the HBOS Foundation, which will make at least £20m available to voluntary and community groups over the next five years. We are at the forefront of tackling financial exclusion, particularly in Scotland with current initiatives including improved access to finance for disadvantaged communities, loan funding to help charities draw down major grant funding and an award for our work with The Big Issue.

For many community organisations our most valuable contribution is our time and skills, so we encourage our colleagues to get involved directly with charity and community work. In addition we match the money they raise for charity. We are also one of the country's largest sponsors of youth arts and sport, aiming to strengthen the health and cultural vitality of our local communities. In 2002 we invested over £6m in supporting development of the arts and schemes to encourage excellence and participation in sport, including our sponsorship of professional sports such as the Bank of Scotland Premierleague.

OUR SERVICES

Share Dealing

For customers dealing shares with us, there's never been more choice or support. From basic personal share trading, to tax-free investing linked to the stock market, we have convenient, competitive and flexible options, online, by phone or on the high street.

For all your dealings, big and small At Halifax, customers can buy and sell shares online for £1.50 a deal, or choose a Self-Select ISA, for a personalised tax-free portfolio.

OUR SMALL PRINT

Credit available subject to status to UK residents aged 18 or over. All charges and APRs are variable. Written quotations available on request. We can withdraw products and offers at any time. Certain products may have further limitations on borrowing depending on your age. For secured loans and mortgages we will require security over your property.

YOUR HOME IS AT RISK IF YOU DO NOT KEEP UP REPAYMENTS ON A MORTGAGE OR OTHER LOAN SECURED ON IT.

For certain of our loan and mortgage products, if you are in breach of the conditions of your account we can deduct any money you owe us from a credit balance on any other account you have with us including a joint account.

Halifax plc, Bank of Scotland, Halifax General Insurance Services, St. Andrew's plc and esure are all members of the General Insurance Standards Council and have agreed to abide by the Private Customer and Commercial Codes of Practice. Halifax plc, Bank of Scotland, The Mortgage Business, Intelligent Finance and Birmingham Midshires all subscribe to the Banking Code and the Mortgage Code. Copies available on request. Halifax Estate Agents is a trading name of Halifax Estate Agencies Limited, Trinity Road, Halifax HX1 2RG.

Halifax plc. Registered in England No. 2367076. Intelligent Finance and Birmingham Midshires are divisions of Halifax plc. Registered Office: Trinity Road, Halifax HX1 2RG. The Governor and Company of the Bank of Scotland, constituted under an Act of Parliament 1695. Head Office: The Mound, Edinburgh EH1 1YZ. The Mortgage Business plc. Registered in England No. 1997277. Registered office: Thistle House, City Road, Chester CH88 3AN.

YOUR INFORMATION

Share Dividend Alternative

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action as they will automatically receive new ordinary shares in respect of the final dividend of 19.6p per ordinary share for the year ended 31 December 2002. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Registrars: Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected Timetable for Final Dividend

25 February 2003	Announcement of Final Results
12 March 2003	Ordinary shares quoted ex-dividend
12 – 18 March	Period over which the Reference Price* will be calculated
14 March 2003	Record Date for the final dividend 2002 (and for Share Dividend Alternative entitlements)
24 April 2003	Final date for receipt of Mandate Forms to receive the Share Dividend Alternative for the final dividend for 2002 and for future dividends – the "Return Date"
29 April 2003	Annual General Meeting
22 May 2003	New ordinary share certificates or CREST entitlement statements posted
23 May 2003	Dividend Payment Date, CREST accounts to be credited with new ordinary shares. First day of dealing in new ordinary shares

* The Reference Price of the new ordinary shares will be available from Wednesday 19 March 2003 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

YOUR HOME

Home. It's a big part of your life, and often the biggest part of your finances too. When it comes to home financing, we offer everything from mortgages to specialist estate agent services, and some of the most competitive insurance policies around.

Insurance

Between Halifax, St. Andrews, Bank of Scotland and esure, we offer a wide range of different covers – home, repayment, motor and travel – even pets. Focusing on service and value, we now offer 24 hour back up services, loyalty discounts, and some of the lowest premiums around. Some of our travel policies are up to 50% cheaper than high street travel agents.

We've got it covered
In 2002, our insurance sales grew 25%, with a 27% increase in the number of policies. Sales of new household policies rose by 10%, which continues to position us as the UK's largest arranger of household insurance. Sales of new motor policies rose by 79% with the number of policies in force growing by 88%.

Simplicity and security
We'll soon be offering all of our personal insurance policies under the Halifax and esure umbrella. This will mean a smoother, more cost-effective way of working, and higher levels of service and value.

Homeowner Loan

For homeowners who want to take out a loan, the options are wide open. You could borrow up to 97% of your property value and take out a lump sum. With payment terms and interest rates to suit everyone, you really can afford to choose.

More support, more customers
We're now offering our Homeowner Loan service to people who hold a mortgage with lenders other than Halifax plc. We've also simplified the loan details, sales process and the ability to make comparisons, making choosing a loan easier than ever before. And with eight times more promotional activity, including a major TV campaign, 2003 should be an exciting year.



Halifax Estate Agents

Our online Homefinder database now features all our properties for sale across England, Wales and Northern Ireland. Customers can also find out more about the location, arrange a viewing, and get a free valuation on their home. And our range of branch services is now greater than ever – including property auctions and we can arrange specialist surveys and valuations.

Whatever you need
We understand moving house can be stressful, but with our ever expanding range of services, we aim to be there for our customers at every stage of the process.

More than an estate agent
As one of the largest and best-known estate agencies in England, Wales and Northern Ireland we plan to stay competitive by providing full and expert support to help you to buy or sell your home quickly. We can also provide information on everything from mortgages and conveyancers to moving costs.

Household insurance	Share of UK net mortgage lending	Total mortgage balances
2.3m household policies	29% (estimated)	£150bn

Mortgages

Whether you're new to buying property, or just looking for more efficient ways of repaying, we've a mortgage to suit you. With flexible, fixed rate, self-certification mortgages and more, there's plenty to choose from. We also provide special first time buyer packages, and a review service to check whether your existing mortgage is still the best deal for you.

Leading the way at every level

It's been a landmark year. Gross mortgage lending went up by 42% to £57bn. Between Halifax, Bank of Scotland, The Mortgage Business, Birmingham Midshires and Intelligent Finance, we gained a 29% share of the net lending market. With each HBOS brand fulfilling a role in different parts of the mortgage market, we have an enviable advantage over our competitors.

Moving fast, thinking ahead

This year Halifax was again rated 5-star in the Financial Advisors Annual Awards for Mortgage Providers. And it's no surprise – our hard work on mortgage processing continues to deliver arguably the shortest turnaround times in the industry. It's a success story we plan to take across all HBOS brand mortgages in the next 18 months – so watch this space.



Mortgages

£57bn

new mortgage lending

"Who gives you extra – we do!"

HOWARD BROWN, SHELDON BRANCH

YOUR LIFE

From the leading current accounts on the market, to great value credit cards, we offer the widest range of financial services products to help you live the life you want. It's why so many customers now choose us for all their banking needs.

Credit Cards

Our customers can choose from an impressive range of credit cards to meet their individual requirements – from cashback and flat rate options and other choices over rates, rewards and offers.

Number one in the UK

This year, we firmly established ourselves as the largest UK provider of new credit cards, issuing 1.2m. This saw our market share rise to an estimated 21%. for new credit cards. More customers applied for their cards online this year – with many opting for our new Internet-based card h2x.


HALIFAX Credit Ca
4566 1234 567
00/00
00/00
N GRAY

Current Accounts

Through both the Halifax and Bank of Scotland, our current accounts now offer customers who credit their accounts with at least £1,000 per month 30 times more interest than most other high street banks. Not surprisingly, they're proving extremely popular – and helping us give the traditional banks a real run for their money.

Another million new accounts

This year, we attracted 1.3m new bank account customers – thanks to our impressive rates and highly successful ad campaign. That's over one in every four new or transferred accounts opened in the year. 17% of customers saved time with our Automated Account Transfer Service. And many more opted for the added convenience of our telephone and internet banking.

Even better value

For the coming year, our aim is simple – to offer our customers the best value current accounts on the high street. For customers who credit their accounts with at least £1,000 per month that means currently 3.04% AER (3% gross) and 8.9% EAR arranged overdraft rate.

Personal Lending

With a great range of loans available and special deals for customers applying on the Internet – we're continuing to drive down the cost of borrowing for our customers. And we're making it even easier too – with loans available up to £25,000.

Continued growth in loans

This year we achieved extraordinary growth in personal lending – thanks to the success of both our Halifax and Bank of Scotland products, together with strong performance from our partners and affinity brands. Our unsecured loans rose by 31% throughout the year, with total gross lending increasing from £3.9bn in 2001 to £5.1bn this year.

Even better value

Despite our success, we won't be resting on our laurels. Over the coming year, we'll be looking for ways to make our loans even more flexible and better value. Look out for details in our new ad campaign, mailings and press coverage.

Credit cards	Bank accounts	Personal lending
1.2m	1.3m	31%
new credit card accounts	new bank accounts	increase in unsecured personal lending

Non interest income: Net fees and commissions, long-term assurance and general insurance income, dealing profits and other operating income.

Provisions for bad and doubtful debts: Amounts set aside to cover situations where customers fail to pay.

Operating profit: Profit from all operations after deducting costs of running the businesses, including bad debts.

Minority interests: The interests of other people who hold shares or other instruments in our subsidiary companies.

Earnings per share: Underlying – Profit before exceptional items and goodwill amortisation but after tax (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Basic – Profit for the year after tax (less preference dividends) divided by the weighted average number of ordinary shares in issue during the year.

Diluted – As per basic but assuming the issue of new ordinary shares on exercise of all the share options which have been granted.

Summary Group Profit and Loss Account

for the year ended 31 December 2002

	2002 £m	2001 Restated £m
Interest receivable	16,691	16,115
Interest payable	(11,921)	(11,960)
Net interest income	4,770	4,155
Non interest income	2,776	2,379
Net operating income (all from continuing operations)	7,546	6,534
Operating expenses	(3,762)	(3,505)
General insurance claims	(79)	(68)
Provisions for bad and doubtful debts	(832)	(608)
Amounts written off fixed asset investments	(24)	(21)
Operating profit (all from continuing operations)	2,849	2,332
Before exceptional items	3,002	2,479
Exceptional items	(153)	(147)
Share of operating profits of joint ventures and associated undertakings	35	36
Profit on disposal of business	25	
Merger costs – exceptional		(76)
Profit on ordinary activities before taxation	2,909	2,292
Before exceptional items	3,062	2,515
Exceptional items	(153)	(223)
Tax on profit on ordinary activities	(835)	(663)
Profit on ordinary activities after taxation	2,074	1,629
Before exceptional items	2,186	1,811
Exceptional items	(112)	(182)
Minority interests (equity)	(35)	(67)
(non-equity)	(123)	(94)
Profit attributable to shareholders	1,916	1,468
Dividends		
Ordinary	1,140	993
Preference	37	37
Retained profit of the year	739	438
Underlying earnings per share	56.1p	47.7p
Basic earnings per share	50.6p	40.5p
Diluted earnings per share	50.2p	40.1p

Directors' emoluments	£000	£000
Total emoluments	7,118	6,581
Total potential pre-tax gains on share options exercised	1	1,195
Highest paid Director – emoluments	1,027	994
– potential pre-tax gains on share options exercised	Nil	1,195
– accrued pension entitlement per annum	349	296

Retirement benefits accrued to 8 Directors under pension schemes in the year to 31 December 2002. A detailed analysis of Directors' emoluments, pension entitlements, share interests and share options is given in the Report of the Board in relation to remuneration policy and practice in the full Report and Accounts.

Statement of the independent auditors to the members of HBOS plc

(pursuant to section 251 of the Companies Act 1985)

We have examined the Summary Group Profit and Loss Account and Summary Group Balance Sheet (together "the summary financial statement") set out on pages 4 and 5.

This statement is made solely to the Company's members, as a body in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our work, for this statement, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review and Summary Financial Statement with the full annual accounts, the directors' report and the report of the Board in relation to remuneration policy and practice, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review and Summary Financial Statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6 'The auditor's statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom. Our report on the group's full annual accounts, describes the basis of our audit opinion on those accounts.

Opinion

In our opinion the summary financial statement is consistent with the full annual accounts, the directors' report and the report of the Board in relation to remuneration policy and practice of HBOS plc for the year ended 31 December 2002 and complies with the applicable requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
Edinburgh, 24 February 2003

Summary Group Balance Sheet

as at 31 December 2002

Assets: Cash, loans and advances, investments and physical assets which represent the business of the Group.

Non-returnable finance represents assets securitised.

Liabilities: Deposits, customer accounts, loan capital and other amounts due to outside parties.

Shareholders' funds: The interest of shareholders in the reported amounts of the assets of the business after deduction of the claims represented by liabilities.

Minority interests: The interests of other people who hold shares or other instruments in our subsidiary companies.

Memorandum items: Contingent liabilities are amounts which the Group may have to pay such as guarantees to third parties. Commitments are amounts such as undrawn facilities to customers.

		2002 £m		2001 Restated £m
Assets				
Cash and balances at central banks		1,373		1,150
Items in course of collection		1,093		983
Treasury bills and other eligible bills		5,964		4,071
Loans and advances to banks		11,838		12,929
Loans and advances to customers	240,879		201,034	
Less: non-returnable finance	(6,564)		(3,141)	
		234,315		197,893
Debt securities		44,324		42,449
Equity shares		223		224
Interest in joint ventures and associated undertakings		453		346
Intangible fixed assets		1,434		1,245
Tangible fixed assets		1,671		1,627
Operating lease assets		2,625		2,042
Other assets		8,892		6,446
Long-term assurance business attributable to shareholders		3,544		3,065
		317,749		274,470
Long-term assurance assets attributable to policyholders		37,331		37,601
Total assets		355,080		312,071
Liabilities				
Deposits by banks		45,637		30,449
Customer accounts		150,221		140,516
Debt securities in issue		80,771		69,528
Other liabilities		16,085		12,546
Subordinated liabilities		9,127		7,923
		301,841		260,962
Capital and reserves				
Called up share capital				
Ordinary shares	946		892	
Preference shares (non-equity)	400		400	
	1,346		1,292	
Share premium account	1,292		27	
Other reserves	496		492	
Profit and loss account	10,635		9,602	
Shareholders' funds (including non-equity interests)		13,769		11,413
Minority interests (equity)		436		405
Minority and other interests (non-equity)		1,703		1,690
		15,908		13,508
		317,749		274,470
Long-term assurance liabilities attributable to policyholders		37,331		37,601
Total liabilities		355,080		312,071
Memorandum items				
Contingent liabilities		2,829		2,335
Commitments		49,024		37,272

This Summary Financial Statement on pages 4 and 5 was approved by the Board on 24 February 2003.

Lord Stevenson Chairman **A J Hobson** Chairman of Audit Committee **J R Crosby** Chief Executive
M H Ellis Group Finance Director

Summary Directors' Report

The information contained in the Summary Group Profit and Loss Account and Summary Group Balance Sheet is only a summary of the information which appears in the full Annual Report & Accounts.

Principal Activities

The principal activities of the Group are the provision of banking and other financial services in the UK and overseas.

Results and Dividends

Group profit before tax was £2,909m (2001: £2,292m). The Directors propose a final dividend of 19.6p per share to be paid on 23 May 2003 to shareholders on the register at the close of business on 14 March 2003. The final dividend brings the full year dividend to 29.4p, up 5% on 2001.

Business Review

Summarised extracts from the business review in the Annual Report & Accounts are incorporated in other sections of this document.

Corporate Governance

The Group places a high degree of importance on corporate governance and on how the Group conducts its affairs. A detailed report on corporate governance including the UK Listing Authority's Combined Code, is contained in the Annual Report & Accounts.

Directors

The names of the current Directors are:

Chairman	Dennis Stevenson
Deputy Chairman	Sir Ronald Garrick

Executive Directors

James Crosby	Gordon McQueen
Mike Ellis	Colin Matthew
Phil Hodkinson	George Mitchell
Andy Hornby	

Non-executive Directors

Charles Dunstone	John Maclean
Anthony Hobson	Sir Bob Reid
Brian Ivory	Louis Sherwood
Coline McConville	Philip Yea

Auditors

The financial information set out in the summary financial statement does not constitute the Group's statutory accounts for the year ended 31 December 2002 but is derived from those accounts. Statutory accounts for 2002 will be delivered to the registrar of companies following the company's Annual General Meeting. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A resolution to reappoint KPMG Audit plc as auditors will be put to members at the Annual General Meeting.

HBOS Board

The Board of Directors, which meets regularly, is legally responsible for running the Company on your behalf. There is a formal list of matters which must be decided at Board level. Executive Directors are full-time employees. Non-executive Directors bring experience and advice from the outside business world.

The Board is supported by a clearly defined structure of sub-committees consisting of Board members. These include the Audit, Remuneration and Nominations Committees and the Special Committee (which makes urgent decisions that cannot wait for the next Board meeting). The roles of Chairman and Chief Executive are separate. All Executive Directors have contracts that provide for not less than one year's notice in the event of termination. Non-executive Directors are appointed for three years and reappointment is not automatic.

REMUNERATION POLICY

To deliver our objective of creating real increases in shareholder value relative to the finance sector, the Group needs to attract and retain the most capable and committed people and create the right employment conditions and reward opportunities for them.

The remuneration policy for Executive Directors and other senior colleagues is aligned with this objective. Accordingly, the focus of remuneration policy is not primarily on salary but is on incentive plans that are closely aligned with the delivery of both operating plans and shareholder value.

Therefore, for 2003 and beyond:

- salary policy is set at around market median;
- short-term incentive plans are based on the delivery of annual operating plans; and
- long-term incentive plans are focused, for the most senior colleagues, on conditional share grants.

Salary benchmarks are reviewed annually, taking account of information from independent sources on salary rates for comparable jobs in the finance industry and in other selected major public companies. Actual salaries are normally reviewed annually but can be reviewed at any time. There is no automatic annual salary increase.

The purpose of the incentive plans is to provide a direct link between each individual's remuneration and his or her performance, that of the business he or she works in and that of the Group, both annually and over the longer term.

The levels of payments under the short-term incentive plan are dependent, generally, on the extent to which participants achieve their operating plan objectives. In 2003, for Executive Directors, payment of target incentive will require the achievement of targets for earnings per share and return on equity and the attainment of a certain level of profit before tax. The target and maximum incentive payments for Executive Directors are, respectively, 40% and 60% of salary.

Participants in the short-term incentive plan are able to opt to take their annual incentive in shares rather than in cash. Those who do and retain their shares for three years and remain in employment or rank as a qualifying leaver receive a 50% enhancement of their shareholding. This feature clearly aligns the interests of participants and shareholders by encouraging participants to be both long-term colleagues and long-term shareholders, having first achieved stretching performance targets in relation to their operating plans. There is no short-term incentive plan for the Chairman.

Participants in the long-term incentive plan are granted conditional shares shortly after the start of the financial year equal to the number of shares secured by a percentage of the participant's salary. For awards in 2003 for the Executive Directors and the Chairman the grant level will be based on 100% of base salary or fee.

The number of shares actually released to participants under the plan is dependent on the Group's annualised total shareholder return ("TSR") (defined as the gross overall return on ordinary shares of HBOS after all adjustments for capital actions and re-investment of dividends or other income) over three year periods, compared to the annualised weighted average TSR of a basket of comparator companies. No shares are released for relative TSR performance at 0% p.a. (or below). 200% of the shares are released for relative TSR performance at 6% p.a. (or above). Intermediate positions are determined by interpolation.

Participants can choose to take any shares released after three years or can continue to participate in the plan for a further two years and take shares at that point based on the better of the three year and the five year performance outcome. The performance test over five years is significantly more demanding than that over three years because participants have to sustain the same level of out-performance for a longer period. This feature seeks to motivate participants continually to sustain strong performance or to improve lesser performance for their benefit and for the benefit of shareholders and clearly aligns the interests of participants and shareholders by only rewarding participants for producing above average shareholder performance.

Each Executive Director is provided with benefits, which principally comprise a company car, pension arrangements, paid leave, healthcare cover and preferential terms for Group products. There are no benefits for the Chairman.

Service contracts apply to the Chairman and the Executive Directors. The contract in respect of the Chairman runs for a three year term to June 2005. If the contract is terminated by the Group prior to the expiry of the term, compensation up to the equivalent of one year's fee may be payable. The Executive Directors have service contracts which can be terminated by the Group on not less than one year's notice and by the Director on not less than six months' notice. If any contract is terminated prior to the expiry of the term, contractual compensation up to the equivalent of one year's salary may be payable.

The Group recognises that Executive Directors may be invited to become Non-Executive Directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Group. Provided that it does not have any impact on their executive duties, Executive Directors are generally encouraged to accept one such appointment and to retain any resulting fee.

The Group believes that share ownership by colleagues throughout the Group enhances their alignment with shareholders' interests. Therefore colleagues in the Group are able to own shares through the sharesave plan, through short-term incentive plans, through long-term incentive plans and through personal purchase using the Group's sharedealing facility. The Group expects the Chairman and the Executive Directors to own significant numbers of shares relative to base salaries or fees. The shareholding is expected to be at least 100% of base salary or fee within three years of appointment or by 1 January 2006, whichever is the later.

This is a summary of the Group's remuneration policy. Full information appears in the Annual Report and Accounts 2002.

Total Shareholder Return


120
100
80
60
40
20
Value (£)
10 Sept '01
31 Dec '01
30 Apr '02
31 Aug '02
31 Dec '02
HBOS
FSTE 100 Index
Source: Datastream

This graph shows the value of £100 invested in HBOS since inception on 10 September 2001 compared with the value of £100 invested in the FTSE 100 Index from the same date. To produce a "fair value" each point is a 30 day average of the return index.

As HBOS has been a constituent of the FTSE 100 since inception we believe that the FTSE 100 is a suitable comparator index.

OUR RESPONSIBILITIES

At HBOS we believe every business has a responsibility to be a good citizen. Therefore our aim is to create value for our shareholders while running a completely open, honest and responsible business. In April 2002 we adopted a new corporate responsibility policy which established a forum for dealing with these matters. The forum draws together senior managers from across the Group to co-ordinate our activities and share the best ways of doing things, with the aim of HBOS being a business leader in corporate responsibility. We are making good progress in three key areas: equality and diversity; environmental protection; and community relations.

Equality and diversity

We see a clear link between equality and diversity, and business excellence. Promoting our inclusive and supportive culture increases the loyalty of colleagues and customers and enhances our business reputation. It also offers us a better understanding of our diverse range of customers, and in this respect, the increase of ethnic minority staff in our retail division (from 4% in 1998 to 7% in 2002) includes some quite significant local increases beneficial to all. Naturally we are committed to equality of opportunity in all areas of our business, and will ensure that each customer and colleague is treated as an individual, and valued for their contribution to our business. A number of high profile business awards stand testament to our work in this area.

We also want everyone working for HBOS to achieve the work-life balance that's right for them. Options include flexible work patterns such as part-time, term-time, homeworking, job share and career breaks. We also offer enhanced maternity, paternity and adoption provisions, plus parental, compassionate and emergency leave.

Environmental protection

We are committed to reducing the environmental impact of our business and to taking social and environmental issues into account in our lending activities. We have spent £1.2m on energy saving equipment in the past four years, which has already paid for itself by saving us £2.2m and preventing 17,000 tonnes of carbon dioxide emissions. Our Halifax sites achieved a 10% reduction in energy consumption one year ahead of target and our new energy contract incorporates the supply of renewable energy to our main Halifax offices. This saving complements our agreed supply of renewable energy to Bank of Scotland sites. Other initiatives within the Group include car sharing schemes, composting old bank notes, and new waste management and awareness schemes.

We aim to lend responsibly and base our credit decisions on a thorough understanding of our customers' businesses. We therefore maintain a detailed internal guide to help our lenders identify environmental risks and address them with customers. In addition, Bank of Scotland has joined a pan-European consortium contributing to a £1 billion fund for large renewable energy projects such as offshore wind farms – their proposed UK projects have the potential to provide enough power for over a million households.

Community relations

We want to make a genuine difference to the communities in which we operate, and have created the HBOS Foundation, which will make at least £20m available to voluntary and community groups over the next five years. We are at the forefront of tackling financial exclusion, particularly in Scotland with current initiatives including improved access to finance for disadvantaged communities, loan funding to help charities draw down major grant funding and an award for our work with The Big Issue.

For many community organisations our most valuable contribution is our time and skills, so we encourage our colleagues to get involved directly with charity and community work. In addition we match the money they raise for charity. We are also one of the country's largest sponsors of youth arts and sport, aiming to strengthen the health and cultural vitality of our local communities. In 2002 we invested over £6m in supporting development of the arts and schemes to encourage excellence and participation in sport, including our sponsorship of professional sports such as the Bank of Scotland Premierleague.

OUR SERVICES

Share Dealing

For customers dealing shares with us, there's never been more choice or support. From basic personal share trading, to tax-free investing linked to the stock market, we have convenient, competitive and flexible options, online, by phone or on the high street.

For all your dealings, big and small At Halifax, customers can buy and sell shares online for £1.50 a deal, or choose a Self-Select ISA, for a personalised tax-free portfolio.

OUR SMALL PRINT

Credit available subject to status to UK residents aged 18 or over. All charges and APRs are variable. Written quotations available on request. We can withdraw products and offers at any time. Certain products may have further limitations on borrowing depending on your age. For secured loans and mortgages we will require security over your property.

YOUR HOME IS AT RISK IF YOU DO NOT KEEP UP REPAYMENTS ON A MORTGAGE OR OTHER LOAN SECURED ON IT.

For certain of our loan and mortgage products, if you are in breach of the conditions of your account we can deduct any money you owe us from a credit balance on any other account you have with us including a joint account.

Halifax plc, Bank of Scotland, Halifax General Insurance Services, St. Andrew's plc and esure are all members of the General Insurance Standards Council and have agreed to abide by the Private Customer and Commercial Codes of Practice. Halifax plc, Bank of Scotland, The Mortgage Business, Intelligent Finance and Birmingham Midshires all subscribe to the Banking Code and the Mortgage Code. Copies available on request. Halifax Estate Agents is a trading name of Halifax Estate Agencies Limited, Trinity Road, Halifax HX1 2RG.

Halifax plc. Registered in England No. 2367076. Intelligent Finance and Birmingham Midshires are divisions of Halifax plc. Registered Office: Trinity Road, Halifax HX1 2RG. The Governor and Company of the Bank of Scotland, constituted under an Act of Parliament 1695. Head Office: The Mound, Edinburgh EH1 1YZ. The Mortgage Business plc. Registered in England No. 1997277. Registered office: Thistle House, City Road, Chester CH88 3AN.

YOUR INFORMATION

Share Dividend Alternative

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary shares need take no action as they will automatically receive new ordinary shares in respect of the final dividend of 19.6p per ordinary share for the year ended 31 December 2002. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the final dividend (and for future dividends) are required to complete and return a Mandate Form to our Registrars: Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Expected Timetable for Final Dividend

25 February 2003	Announcement of Final Results
12 March 2003	Ordinary shares quoted ex-dividend
12 – 18 March	Period over which the Reference Price* will be calculated
14 March 2003	Record Date for the final dividend 2002 (and for Share Dividend Alternative entitlements)
24 April 2003	Final date for receipt of Mandate Forms to receive the Share Dividend Alternative for the final dividend for 2002 and for future dividends – the "Return Date"
29 April 2003	Annual General Meeting
22 May 2003	New ordinary share certificates or CREST entitlement statements posted
23 May 2003	Dividend Payment Date, CREST accounts to be credited with new ordinary shares. First day of dealing in new ordinary shares

* The Reference Price of the new ordinary shares will be available from Wednesday 19 March 2003 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

YOUR HOME

Home. It's a big part of your life, and often the biggest part of your finances too. When it comes to home financing, we offer everything from mortgages to specialist estate agent services, and some of the most competitive insurance policies around.

Insurance

Between Halifax, St. Andrews, Bank of Scotland and esure, we offer a wide range of different covers – home, repayment, motor and travel – even pets. Focusing on service and value, we now offer 24 hour back up services, loyalty discounts, and some of the lowest premiums around. Some of our travel policies are up to 50% cheaper than high street travel agents.

We've got it covered
In 2002, our insurance sales grew 25%, with a 27% increase in the number of policies. Sales of new household policies rose by 10%, which continues to position us as the UK's largest arranger of household insurance. Sales of new motor policies rose by 79% with the number of policies in force growing by 88%.

Simplicity and security
We'll soon be offering all of our personal insurance policies under the Halifax and esure umbrella. This will mean a smoother, more cost-effective way of working, and higher levels of service and value.

Homeowner Loan

For homeowners who want to take out a loan, the options are wide open. You could borrow up to 97% of your property value and take out a lump sum. With payment terms and interest rates to suit everyone, you really can afford to choose.

More support, more customers
We're now offering our Homeowner Loan service to people who hold a mortgage with lenders other than Halifax plc. We've also simplified the loan details, sales process and the ability to make comparisons, making choosing a loan easier than ever before. And with eight times more promotional activity, including a major TV campaign, 2003 should be an exciting year.



Halifax Estate Agents

Our online Homefinder database now features all our properties for sale across England, Wales and Northern Ireland. Customers can also find out more about the location, arrange a viewing, and get a free valuation on their home. And our range of branch services is now greater than ever – including property auctions and we can arrange specialist surveys and valuations.

Whatever you need
We understand moving house can be stressful, but with our ever expanding range of services, we aim to be there for our customers at every stage of the process.

More than an estate agent
As one of the largest and best-known estate agencies in England, Wales and Northern Ireland we plan to stay competitive by providing full and expert support to help you to buy or sell your home quickly. We can also provide information on everything from mortgages and conveyancers to moving costs.

Household insurance	Share of UK net mortgage lending	Total mortgage balances
2.3m household policies	29% (estimated)	£150bn

Mortgages

Whether you're new to buying property, or just looking for more efficient ways of repaying, we've a mortgage to suit you. With flexible, fixed rate, self-certification mortgages and more, there's plenty to choose from. We also provide special first time buyer packages, and a review service to check whether your existing mortgage is still the best deal for you.

Leading the way at every level

It's been a landmark year. Gross mortgage lending went up by 42% to £57bn. Between Halifax, Bank of Scotland, The Mortgage Business, Birmingham Midshires and Intelligent Finance, we gained a 29% share of the net lending market. With each HBOS brand fulfilling a role in different parts of the mortgage market, we have an enviable advantage over our competitors.

Moving fast, thinking ahead

This year Halifax was again rated 5-star in the Financial Advisors Annual Awards for Mortgage Providers. And it's no surprise – our hard work on mortgage processing continues to deliver arguably the shortest turnaround times in the industry. It's a success story we plan to take across all HBOS brand mortgages in the next 18 months – so watch this space.



Mortgages

£57bn

new mortgage lending

"Who gives you extra – we do!"

HOWARD BROWN, SHELDON BRANCH

YOUR LIFE

From the leading current accounts on the market, to great value credit cards, we offer the widest range of financial services products to help you live the life you want. It's why so many customers now choose us for all their banking needs.

Credit Cards

Our customers can choose from an impressive range of credit cards to meet their individual requirements – from cashback and flat rate options and other choices over rates, rewards and offers.

Number one in the UK

This year, we firmly established ourselves as the largest UK provider of new credit cards, issuing 1.2m. This saw our market share rise to an estimated 21%, for new credit cards. More customers applied for their cards online this year – with many opting for our new Internet-based card h2x.


HALIFAX Credit Ca
4566 1234 567
N GRAY

Current Accounts

Through both the Halifax and Bank of Scotland, our current accounts now offer customers who credit their accounts with at least £1,000 per month 30 times more interest than most other high street banks. Not surprisingly, they're proving extremely popular – and helping us give the traditional banks a real run for their money.

Another million new accounts

This year, we attracted 1.3m new bank account customers – thanks to our impressive rates and highly successful ad campaign. That's over one in every four new or transferred accounts opened in the year. 17% of customers saved time with our Automated Account Transfer Service. And many more opted for the added convenience of our telephone and internet banking.

Even better value

For the coming year, our aim is simple – to offer our customers the best value current accounts on the high street. For customers who credit their accounts with at least £1,000 per month that means currently 3.04% AER (3% gross) and 8.9% EAR arranged overdraft rate.

Personal Lending

With a great range of loans available and special deals for customers applying on the Internet – we're continuing to drive down the cost of borrowing for our customers. And we're making it even easier too – with loans available up to £25,000.

Continued growth in loans

This year we achieved extraordinary growth in personal lending – thanks to the success of both our Halifax and Bank of Scotland products, together with strong performance from our partners and affinity brands. Our unsecured loans rose by 31% throughout the year, with total gross lending increasing from £3.9bn in 2001 to £5.1bn this year.

Even better value

Despite our success, we won't be resting on our laurels. Over the coming year, we'll be looking for ways to make our loans even more flexible and better value. Look out for details in our new ad campaign, mailings and press coverage.

Credit cards	Bank accounts	Personal lending
1.2m	1.3m	31%
new credit card accounts	new bank accounts	increase in unsecured personal lending

SME Banking

Thanks to the merger of Halifax and Bank of Scotland, HBOS business customers now have access to one of the widest ranges of banking and finance services available from any single financial institution in the UK.

Changing the face of Business Banking
Our aim is to become the bank for businesses – and over the last twelve months, we've continued to challenge established ways of thinking. We introduced our ground-breaking Interest Bearing Current Accounts and Free Banking Forever, even before the Competition Commission forced our competitors to improve their products and services. We also invested significantly in recruitment and infrastructure expansion across England and Wales.

Our efforts have certainly paid off
In 2002, we opened 42,000 new business current accounts.

A solid foundation for future growth
Over the coming twelve months, we intend to build on this success – to reach even more business customers, both nationwide and overseas.

Total UK business customers

273,000



"We can help you with mortgages, savings, bank accounts, credit cards and all your personal financial needs."

JOANNA LITTLE, RETAIL MARKETING HALIFAX

YOUR FUTURE

Our aim is simple – to help our customers prepare financially, for whatever the future holds. It's an approach that's helped us maintain our position as the UK's number one savings and investment group.

Pensions & Investments

There are many reasons for wanting to invest – to plan for your retirement, to generate 'inflation-beating' returns, or simply to save for a specific event. Whatever the objective, we offer customers a wide range of investment options – both short and long term – to help achieve their specific aims.

Strength in numbers

This year, our investment business results are good, despite depressed equity markets for the third year running. Individual sales through both the Clerical Medical and St. James's Place brands were down. However, overall sales – when including those through the Halifax increased by 11% compared to 2001. This highlights the benefits of offering investment products through several different brands.

Building on success

In 2003, we plan to build on our overall success. During 2002 we re-branded our asset management business as Insight Investment, new talent was added to the investment management team and a new range of retail products was launched – so we're in good shape for 2003.

Long-term Savings

Investing for income or for growth? Either way, our customers can benefit from simple, transparent and value for money savings and investments, either in branch, over the phone or internet.

Bancassurance top for profits

Bancassurance – which covers the products we sell through our branches, mailing campaigns and the Bank of Scotland Investment Service – was the most profitable and fastest growing. New effective premiums were up an impressive 66% to £507m, compared to last year, and an incredible 193% up on 2000. Our strong portfolio of fixed rate products – such as fixed rate ISAs and Guaranteed Reserve – also helped us to grow savings and bank account balances by £7bn in 2002.

New products and processes

Future initiatives include enhancing our highly successful Investment Review Service and introducing new products such as a Direct cash ISA at market leading rates.



Savings Accounts

Everyday savings have to fit in with your life, and we offer over a dozen different ways to do so. Start from £1 or pay in £10,000, with options for instant access and some great interest rates. The Halifax Save4it account and the Bank of Scotland Super Saver account let kids start saving at any age and Web Saver customers can access their account via the internet.

Expert, personal advice

Thanks to the success of our Savings Review Service and the continuing hard work of our Personal Finance Advisors, customers are becoming even more aware of their savings options with us. It's our attention to personal, practical service that helps keep us the market leader for savings in the UK.

Saving even more time and money

In 2003, our range of savings accounts will offer more choice than ever. We also have new sales support tools to make things clearer for customers and advisers. And with more national advertising support, we look set for another successful year.

THIS IS WHAT WE HAVE ACHIEVED

Funds under management	Investment sales	Savings and bank accounts
£64bn	£8.9bn total premium income	£7.0bn increase in credit balances.

Published by Black Sun plc +44 (0)20 7736 0011.

1/338144-9

Your AGM

Notice of Annual General Meeting 2003

HBOS plc

DA/99999999/99999
Mr A B Sample
1 Sample House
Sample Road
Sample Town
Sample County
WX1 9YZ

Joint Holders/Executors
Mr C D Sample
Mrs E F Sample

Dear Shareholder

I am pleased to enclose a booklet, which sets out the business for the Annual General Meeting ('AGM') for this year together with your copy of the 2002 Annual Review and Summary Financial Statement. A guide to the booklet is set out overleaf.

As I mentioned at last year's AGM, this year we will be holding the Meeting in Cardiff on Tuesday 29 April 2003, and I hope many shareholders will be able to join us, and participate in the meeting.

Your Board recognises, however, that it is not always possible for shareholders to attend in person and so voting at the Meeting this year will be conducted on the basis of a poll. On a poll, each shareholder (whether present in person or by Proxy) has one vote for every share held. The outcome of the vote will be decided by all shareholders who express their wishes by completion of the Form of Proxy / Direction and not just by those who attend the meeting.

There are a number of ways you can vote:

- simply by completing the attached Form of Proxy and returning it to the Registrar by the specified date;
- voting online by using your unique PIN number as shown on your Form of Proxy; or
- for those of you that hold shares in CREST, by following the instructions on page 9.

The results of the voting will be announced to the UK Listing Authority and will be shown on our website, www.hbosplc.com, on Wednesday 30 April 2003.

Yours sincerely

Dennis Stevenson
Chairman

DA/99999999/8965

Guide to your AGM booklet

Pages 5+6: Resolutions

These pages detail the resolutions being proposed for shareholder approval.

Page 7: Explanatory Notes

These pages provide a brief explanation and background information on each resolution. The notes are designed to assist you in your voting decisions.

Page 11: Form of Proxy / Direction

Please sign Box B and date Box C to validate your votes. Alternatively you can vote on line using your online voting PIN number at www.hbosplc.com/annualgeneralmeeting/on-linevoting

Page 11: Attendance Card

Please bring this with you to the AGM at Cardiff in order to gain access to the meeting. As the voting at the meeting will be conducted on the basis of a poll, the reverse of this card will be required for this purpose at the end of the meeting.

Page 13: Consolidated Tax Voucher

If you have not already received a tax voucher with your dividend payment a consolidated tax voucher is enclosed. Please retain this for your annual tax return. It can be accepted by the Inland Revenue as evidence of a 10% Tax Credit.

Page 16: The Annual General Meeting 29 April 2003

Domestic details relating to the AGM.

Notice of Annual General Meeting 2003

The Annual General Meeting of HBOS plc (the 'Company') will be held at the Cardiff International Arena, Mary Ann Street, Cardiff CF10 2EQ at 12 noon on Tuesday 29 April 2003 to consider the following business:

Resolutions 10, 11 and 15 will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Resolution 1:

THAT the accounts and reports of the Directors and the Auditors for the year ended 31 December 2002 be received.

Resolution 2:

THAT a final dividend of 19.6 pence per ordinary share for the year ended 31 December 2002 be declared and paid on 23 May 2003 to holders of ordinary shares on the register on 14 March 2003 in respect of each ordinary share, other than those ordinary shares on which a valid election has been made to receive new ordinary shares in lieu of the final dividend.

Resolution 3:

THAT Sir Ronald Garrick be re-elected as a Director.

Resolution 4:

THAT Anthony Hobson be re-elected as a Director.

Resolution 5:

THAT Andy Hornby be re-elected as a Director.

Resolution 6:

THAT Coline McConville be re-elected as a Director.

Resolution 7:

THAT George Mitchell be re-elected as a Director.

Resolution 8:

THAT Philip Yea be re-elected as a Director.

Resolution 9:

THAT KPMG Audit Plc be re-appointed as auditors of the Company from the conclusion of this meeting until the conclusion of the next general meeting at which accounts are laid before the shareholders in accordance with the provisions of the Companies Act 1985 and that their remuneration be determined by the Board.

Resolution 10:

THAT:

(a) pursuant to the authority under section 80 of the Companies Act 1985 (the 'Act') conferred by Article 21 of the Articles of Association of the Company, the Directors be empowered to allot equity securities (as defined in section 94 of the Act), entirely paid for in cash:

(i) of an unlimited amount in connection with a rights issue (as defined in Article 21.7); and

(ii) in addition, of an amount up to £47,320,540

free of the restrictions in section 89(1) of the Act;

(b) this power shall expire on the date of the Annual General Meeting in 2004 or, if earlier, on 29 July 2004 and is in substitution for all previous such powers, which shall cease to have effect from the date of this resolution, without affecting the validity of any allotment of securities already made under them;

(c) during that period the Directors can make offers and enter into agreements which would, or might, require equity securities to be allotted after that period; and

(d) in working out the maximum amount of equity securities for the purposes of paragraph (a) (ii) of this resolution, the nominal value of rights to subscribe for shares or to convert any securities into shares will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

Resolution 11:

THAT the Company be and is hereby unconditionally and generally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (as defined in section 163 of the Act) of ordinary shares of the Company provided that:

(a) the maximum number of shares which may be purchased is 378,564,324;

(b) the minimum price which may be paid is the 25p nominal value of each share;

(c) the maximum price which may be paid for a share is an amount equal to 105% of the average of the middle market quotations of the Company's ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased; and

(d) this authority shall expire at the conclusion of the Annual General Meeting of the Company held in 2004 or, if earlier, 29 July 2004 (except in relation to the purchase of shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

Notice of Annual General Meeting

Resolution 12:

THAT the Report of the Board in relation to remuneration policy and practice (as summarised in the Summary Financial Statement and set out on pages 47 to 61 of the Annual Report and Accounts) for the financial year ended 31 December 2002 be approved.

Resolution 13:

THAT the Company and any company which is or becomes a subsidiary of the Company during the period to which this resolution relates be and is hereby authorised to:

(a) make Donations to EU Political Organisations; and

(b) incur EU Political Expenditure

during the period commencing on the date of this resolution and ending on the date of the Annual General Meeting in 2004 provided that any such donations and expenditure made by the Company together with those made by any subsidiary company while it is a subsidiary of the Company shall not exceed in aggregate £200,000 during that period. For the purposes of this resolution, the terms 'Donations', 'EU Political Organisations' and 'EU Political Expenditure' shall have the meanings given to them in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Resolution 14:

THAT:

(a) the authorised share capital of the Company be increased from £2,889,000,000 and €1,500,000,000 to £3,889,000,000, €1,500,000,000 and US$2,500,000,000 by the creation of an additional 1,000,000,000 preference shares of £1 each and 2,500,000,000 preference shares of US$1 each;

(b) in addition and without prejudice to the existing powers of the Directors to allot relevant securities, the Directors be generally and unconditionally authorised pursuant to and in accordance with section 80 of the Companies Act 1985 to exercise for the period beginning on the date of this resolution and ending on the date of the Company's Annual General Meeting in 2006 or, if earlier, on 12 June 2006, all the powers of the Company to allot relevant securities (as defined in that Act) up to the aggregate nominal amount of £1,000,000,000 and US$2,500,000,000.

Resolution 15:

THAT:

(a) The Directors be and they are hereby authorised to appropriate distributable profits of the Company (as shown in the audited accounts of the Company made up to 31 December 2002) to the payment of the interim dividend on the Company's ordinary shares of 9.8 pence per share paid on 25 October 2002 to shareholders on the register at the close of business on 16 August 2002 (the 'Record Date');

(b) Any and all claims which the Company may have in respect of the payment of the said interim dividend on the Company's ordinary shares (the 'Interim Dividend') against its ordinary shareholders who appeared on the register on the Record Date be released and a deed of release in favour of such shareholders be entered into by the Company in the form of the deed produced to this Meeting and signed by the Chairman for the purpose of identification;

(c) Any distribution involved in the giving of such release in relation to the Interim Dividend be made out of the profits appropriated to the Interim Dividend as aforesaid by reference to a record date identical to the Record Date; and

(d) Any and all claims which the Company may have against its Directors arising out of the payment of the Interim Dividend be released and that a deed of release in favour of the Directors be entered into by the Company in the form of the deed produced to this Meeting and signed by the Chairman for the purpose of identification.

By order of the Board

Harry Baines
Company Secretary
The Mound
Edinburgh
EH1 1YZ
11 March 2003

Explanatory Notes

Resolution 1: Reports and Accounts

The Directors are required by law to present to the meeting the accounts and the Directors' and the Auditors' reports for the year ended 31 December 2002.

Resolution 2: Declaration of Dividend including Share Dividend Alternative

Final dividends must be approved by shareholders but must not exceed the amount recommended by Directors. If the meeting approves resolution 2 the final dividend in respect of 2002 of 19.6 pence per share will be paid on 23 May 2003 to shareholders who are on the register of members on 14 March 2003 in respect of each ordinary share, other than those ordinary shares on which a valid election has been made to receive new ordinary shares in lieu of the final dividend.

Resolution 3: Re-election of Sir Ronald Garrick

Deputy Chairman

Aged 62, Sir Ronald was Chairman of the Weir Group PLC between January 1999 and June 2002, having been Chief Executive since 1982, joining as a graduate trainee in 1962. Sir Ronald was awarded the CBE in 1986 and a Knighthood in 1994 for services to industry and public life in Scotland. He was Deputy Chairman of Scottish Enterprise from 1992 to 1996 and is a former Director of Shell UK and Scottish Power plc.
In September 2001, following the merger of Bank of Scotland and Halifax, Sir Ronald was appointed a Non-Executive Director of HBOS plc and in January 2003, he became Deputy Chairman of HBOS plc.
Sir Ronald is a Chartered Engineer and was appointed a Fellow of the Royal Academy of Engineering in 1984.

Resolution 4: Re-election of Anthony Hobson

Non-Executive Director

Aged 55, Anthony is Deputy Chairman of Northern Foods plc and is a Non-Executive Director of Glas Cymru Cyfyngedig and Jardine Lloyd Thompson Group plc. A Chartered Accountant, he was Group Finance Director of Legal & General Group plc for 14 years, retiring in February 2001. He was the Senior Independent Director of Thames Water plc.
Anthony joined the board of Halifax in May 2001 and, following the merger of Bank of Scotland and Halifax in September 2001, he was appointed a Non-Executive Director of HBOS plc and is also Chairman of the Audit Committee.

Resolution 5: Re-election of Andy Hornby

Executive Director

Aged 36, after graduating from Oxford Andy joined the Boston Consulting Group where he spent three years working on a range of projects, principally in the media and retail sectors. He then went to Harvard, where he obtained his MBA.
On his return, Andy joined Blue Circle where he held a number of senior line management roles. He moved to ASDA in 1996 and held numerous roles including Director of Corporate Development, Retail Managing Director and finally Managing Director of George, ASDA's clothing business.
Andy joined Halifax on 1 November 1999 as Chief Executive, Halifax Retail and was appointed to the Board on 18 November 1999. Following the merger of Bank of Scotland and Halifax in September 2001, he became Chief Executive of the Retail Division of HBOS plc.

Resolution 6: Re-election of Coline McConville

Non-Executive Director

Aged 38, Coline is the Chief Executive Officer, Europe of Clear Channel International Limited. She was previously with McKinsey & Co. Limited Management Consultants and The L E K Partnership, the German based Management Consultant. She started her career working for the Australian Consolidated Press in Sydney, Australia. Coline was appointed to the Board of Halifax in February 2000, and in September 2001, following the merger of Bank of Scotland and Halifax, she was appointed a Non-Executive Director of HBOS plc.

Resolution 7: Re-election of George Mitchell

Executive Director

Aged 52, George joined Bank of Scotland in 1966 and became an Associate of the Institute of Bankers in Scotland in 1971 and a Fellow in 1993. He has worked in a wide range of business areas and a number of locations including London, New York and Hong Kong. In February 1994 George returned to Edinburgh as General Manager with responsibility for the Bank's Centrebank Division and was also appointed to Bank of Scotland's Group Management Board. In May 2000 he was appointed a Main Board Director of Bank of Scotland and he also became Treasurer and Managing Director of Bank of Scotland in June 2001.
In September 2001, following the merger of Bank of Scotland and Halifax, George became Chief Executive of the Corporate Banking Division, of HBOS plc. On 6 January 2003 he was appointed Governor of the Bank of Scotland.

Notice of Annual General Meeting

Resolution 8: Re-election of Philip Yea

Non-Executive Director

Aged 48, Philip held several senior business and financial positions before being appointed Finance Director of Guinness plc in December 1993. Following the merger with Grand Metropolitan to form Diageo he was Group Finance Director of the enlarged Group until the end of June 1999. He then joined Investcorp, the international investment group. He is also a Non-Executive Director of Manchester United PLC.

Philip was appointed as a Non-Executive Director of Halifax in October 1999 and appointed as a Non-Executive Director of HBOS plc following the merger of Bank of Scotland and Halifax in September 2001.

Philip is a fellow of the Chartered Institute of Management Accountants.

Resolution 9: Re-appointment and Remuneration of Auditors

The Company is required to appoint auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. The resolution, which is recommended by the Audit Committee, proposes the re-appointment of the Company's existing auditors, KPMG Audit Plc, and follows standard practice in giving authority to the Board to determine their remuneration.

Resolution 10: Authority to allot Shares for cash

The effect of this resolution is to renew the authority conferred on the Directors to allot equity securities for cash, without the need first to offer such shares to existing shareholders. The renewed authority, which disapplies the statutory pre-emption provisions of the Companies Act 1985, would remain in force until the Annual General Meeting in 2004 or 29 July 2004, whichever is the earlier. The proposed limit on the nominal value of ordinary shares that may be allotted for cash, otherwise than in connection with a rights issue, is £47,320,540 which represents 5% of the issued ordinary share capital as at 14 February 2003. This resolution is in line with the guidelines issued by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

Resolution 11: Authority to repurchase Ordinary Shares

The effect of this resolution is to renew the authority granted to the Company to purchase its own ordinary shares, up to a maximum of 378,564,324 ordinary shares, until the Annual General Meeting in 2004 or 29 July 2004 whichever is the earlier. This represents 10% of the ordinary shares in issue as at 31 December 2002 and the Company's exercise of this authority is subject to stated upper and lower limits on the price payable which reflects the requirements of the UK Listing Authority. Shares will only be repurchased if earnings per share are expected to be enhanced as a result and it is in the best interests of shareholders generally.

As at 20 February 2003 (being the latest practicable date prior to the publication of this Notice), there were 96,220,304 outstanding options granted under all share option schemes operated by the Company which, if exercised, would represent 2.54% of the issued ordinary share capital of the Company. If this authority were exercised in full, such options, if exercised, would represent 2.82% of the issued ordinary share capital of the Company.

Resolution 12: Approval of the Report of the Board in relation to remuneration policy and practice

The Company is required by recent legislation to seek the approval of the shareholders of its annual Report of the Board in relation to remuneration policy and practice. This Report for the financial year ended 31 December 2002 is set out in full in the Annual Report and Accounts 2002 (copies of which have been sent to those shareholders who elected to receive them) and is summarised in the Summary Financial Statement 2002, sent to all shareholders. Any other shareholder who would like a copy of the Annual Report and Accounts 2002 can obtain one by contacting our Registrars on 0870 702 0102; alternatively the Annual Report and Accounts 2002 can be viewed on our website at www.hbosplc.com.

Resolution 13: Authority to make Donations to EU Political Organisations and incur EU Political Expenditure

It is HBOS policy not to make donations to political parties.

However, the law regulating political donations changed in 2000 and as a result, payments and activities which would not previously have been prohibited may now be regulated. The meaning and implications of this new legislation remain unclear and could extend to routine activities undertaken by the Company and its subsidiaries. Any expenditure which is regulated by the new law must be approved by shareholders in advance. Accordingly, in order to avoid inadvertent infringement of this new law, the Board is seeking shareholders' approval to renew its authority to make 'Donations' and incur 'EU Political Expenditure' (as widely defined in the new law) up to an aggregate amount of £200,000 until the 2004 Annual General Meeting.

Resolution 14: Creation of additional Preference Shares

Resolution 14 would create additional preference shares. As a financial services group, the Company has to maintain an appropriate level of capital to maintain and to develop its business. This capital may be in the form of ordinary shares but may also be in the form of preference shares, or other securities exchangeable or convertible into preference shares, of the Company. The Group has, over the

years issued a number of classes of preferred security and it may well be in the interests of the Group to make further issues in the future. In order to maintain the flexibility to take advantage of the market for capital when your Directors think it is appropriate to do so, it is necessary for the Company to have sufficient authorised share capital available for issue. The Company is, therefore, now asking its shareholders to approve a resolution to increase the authorised preference share capital by increasing the amount of authorised sterling denominated preference shares and by introducing a new class of US dollar denominated preference shares.

The resolution also gives your Directors the authority, under section 80 of the Companies Act 1985, to allot the new authorised preference shares. This authority is in addition to the existing authorities, which cover the existing ordinary shares, sterling denominated preference shares and Euro denominated preference shares.

Resolution 15: Approval of the October Interim Dividend 2002

It has come to the attention of the Directors that when the interim dividend was paid to ordinary shareholders on 25 October 2002, interim accounts for the Company, demonstrating the availability of sufficient distributable reserves, had not been filed with the Registrar of Companies. This resulted in a technical breach of the Companies Act 1985. However, the Directors believe that neither shareholders nor creditors have been prejudiced given that at the time of payment of the interim dividend the Company had more than sufficient distributable reserves. Interim accounts for the period to 30 June 2002, demonstrating the availability of these reserves, were subsequently filed with the Registrar of Companies on 29 November 2002.

Resolution 15 seeks approval from shareholders for the appropriation of profits to the payment of the interim dividend, to waive any rights that the Company may have against ordinary shareholders who have received the interim dividend, and to release any rights that the Company may have against the Directors in respect of the payment of the interim dividend.

The Inland Revenue has confirmed that the interim dividend will continue to be treated as a distribution for UK tax purposes and that the proposed waiver and release will have no tax implications for ordinary shareholders. The Inland Revenue will treat the tax position of UK tax resident ordinary shareholders and the Company as being unaffected. Any non-UK tax resident ordinary shareholder who is in any doubt about their non-UK tax position should consult their own professional adviser.

The Directors recommend all shareholders to vote in favour of resolutions 1 to 14, as the Directors intend to do so in respect of their own shares and consider that they are in the best interests of the Company and the shareholders as a whole. In view of their interests in its subject matter, those directors who are also shareholders holding, beneficially, 0.01% of the ordinary shares of the Company, will not be voting on Resolution 15.

Notes

Shareholders

Only those shareholders on the register of members as at close of business on 27 April 2003 are entitled to attend and vote or, if the meeting is adjourned, as at 48 hours before the time fixed for the adjourned meeting. Such a shareholder is entitled to appoint a Proxy or Proxies to attend and, on a poll, to vote instead of him or her. A Proxy need not be a shareholder of the Company.

Shareholders can vote online by using the unique PIN number on the Form of Proxy/Direction enclosed with this pack, at www.hbosplc.com/annualgeneralmeeting/on-linevoting or alternatively vote by completing and sending the Form of Proxy/Direction back to our Registrars in the envelope provided.

Those shareholders who hold shares through CREST may choose to appoint a Proxy or Proxies using CREST. The CREST Proxy instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions as described in the CREST Manual. Time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which our Registrars are able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. The Directors may treat a CREST Proxy instruction which purports to be or is expressed to be sent on behalf of a shareholder as sufficient evidence of the authority of the person sending that instruction to send it on behalf of the holder.

Notice of Annual General Meeting

Forms of Proxy and relevant online instructions must reach our Registrars, Computershare Investor Services PLC, PO Box 1912, The Pavilions, Bridgwater Road, Bristol BS99 2HF by 12 noon on 27 April 2003. If using CREST, proxy instructions must be received by our Registrars ID R009 by 8pm on 25 April 2003, as messages cannot be sent through CREST on weekends.

Forms of Direction and relevant online instructions must reach our Registrars, address as above, by close of business on 25 April 2003.

If you propose to attend the meeting, please detach and bring the attendance card with you. On the reverse of the attendance card is a poll card for use at the meeting, as this year all the resolutions being put to the vote will be decided on a poll.

Shareholders who have appointed a Proxy may still attend the meeting instead of their Proxies and vote in person if they wish, however previous Proxy votes lodged with the Company will be excluded.

Documents

The following information is available for inspection during business hours at the registered office of the Company (weekends and public holidays excluded). It will also be available for inspection at the place of the Annual General Meeting, Cardiff International Arena, Mary Ann Street, Cardiff CF10 2EQ from 11am on the day of the meeting until the conclusion of the meeting:

(a) the register of interests of Directors and their connected persons in the share capital of the Company;

(b) copies of the Directors' service contracts;

(c) a statement containing particulars of loans and quasi-loans made by the Company in favour of the Directors and connected persons;

(d) the Memorandum and Articles of Association of the Company; and

(e) the draft Deed of Release by the Company in favour of ordinary shareholders and the Directors relating to Resolution 15.

The Company publishes two documents: the full report and accounts (Annual Report and Accounts 2002) and a separate annual review (Shareholders' Annual Review and Summary Financial Statement 2002). This latter document is designed to meet the requirements of the majority of shareholders.

You have been sent the Shareholders' Annual Review and Summary Financial Statement 2002 in this mailing. You will not receive a full Annual Report and Accounts unless you have previously requested one, in writing, from the Company or our Registrars.

Shareholders and participants who only receive a Shareholders' Annual Review and Summary Financial Statement 2002 may request a copy of the full Annual Report and Accounts for the year ended 31 December 2002 by telephoning our Registrars on 0870 702 0102.

If you would like to receive the full Annual Report & Accounts in future years, please write to our Registrars:

Computershare Investor Services PLC
PO Box 1909
The Pavilions
Bridgwater Road
Bristol BS99 7DS.

If in the past you have elected to receive the full Annual Report and Accounts and now wish to cancel that instruction, please notify our Registrars at the above address.

Voting Results

You can obtain the results of the polls by telephoning our Registrars on 0870 702 0102 on or after 30 April 2003. The results of the polls will be announced to the UK Listing Authority and will appear on our website, www.hbosplc.com on 30 April 2003.

The highlights of the Annual General Meeting will also be available to view from 12 noon on 30 April 2003 on www.hbosplc.com/annualgeneral meeting/webcast

HBOS plc
Registered Office: The Mound, Edinburgh EH1 1YZ
Registered in Scotland No. SC218813
www.hbosplc.com

Form of Proxy
Annual General Meeting
HBOS Certificated/CREST

DA/99999999/99999
Mr A B Sample
1 Sample House
Sample Road
Sample Town
Sample County
WX1 9YZ

C0072

Joint Holders/Executors
Mr C D Sample
Mrs E F Sample

I/We being the holder(s) of Ordinary Shares in HBOS plc hereby appoint the Chairman of the Meeting or **(please DO NOT insert your own name).**

to act as my/our proxy at the Annual General Meeting of the Company to be held at 12 noon on 29 April 2003 and at any adjournment.

Full details of the resolutions are set out in the Notice of Meeting together with explanatory notes.

Instruct your proxy how to vote by placing a cross in the appropriate box next to each resolution. Your proxy will have discretion to vote in respect of your total holding on any resolution on which you have not given specific instruction on how to vote and, unless instructed otherwise, on any business which may properly come before the Meeting. In the case of a corporation the Form of Proxy should be executed under its common seal and/or the hand of a duly authorised officer or person.

Please complete and return this Form of Proxy to be received by the Company's Registrar no later than 12 noon on 27 April 2003.

The return of this form will not prevent a shareholder from attending the Meeting and voting in person.

IN THE CASE OF JOINT HOLDERS only one need sign. Only the vote of the first named holder who tenders a vote, whether in person or by proxy or (being a corporation) by authorised representatives, will alone be counted.

Signature Box B Date Box C

HBOS plc

99999	Z999999999
Online Voting PIN No.	Folio No.

You can vote online by using your unique PIN number above at www.hbosplc.com/annualgeneralmeeting/on-linevoting or alternatively vote by completing and sending this form back in the envelope provided.

PLEASE COMPLETE THIS FORM USING BLACK INK AND PLACE A CROSS WITHIN THE BOXES

Resolutions		For	Against
1.	To receive the Report and Accounts	☐	☐
2.	To declare a final dividend	☐	☐
3.	To re-elect Sir Ronald Garrick	☐	☐
4.	To re-elect Anthony Hobson	☐	☐
5.	To re-elect Andy Hornby	☐	☐
6.	To re-elect Coline McConville	☐	☐
7.	To re-elect George Mitchell	☐	☐
8.	To re-elect Philip Yea	☐	☐
9.	To re-appoint KPMG Audit Plc as auditors	☐	☐
10.	To authorise the allotment of shares for cash	☐	☐
11.	To authorise the repurchase of Ordinary Shares	☐	☐
12.	To approve the Report on remuneration policy and practice	☐	☐
13.	To approve political donations and expenditure	☐	☐
14.	To approve the creation of additional Preference Shares	☐	☐
15.	To approve the interim dividend for the year ended 31 December 2002	☐	☐

DETACH HERE

Attendance Card
HBOS Certificated/CREST

HBOS plc

Please bring this Attendance Card with you if you are attending the Annual General Meeting.

DA/99999999/99999
Mr A B Sample

Joint Holders/Executors
Mr C D Sample
Mrs E F Sample

[redacted]

Folio Number: Z999999999

The Annual General Meeting ('AGM') of HBOS plc will be held at the Cardiff International Arena ('CIA'), Mary Ann Street, Cardiff, CF10 2EQ on Tuesday 29 April 2003.

The Meeting will commence promptly at 12 noon. You are advised to arrive at least 30 minutes before the start of the Meeting to allow for registration. Tea/coffee will be available prior to the Meeting and light refreshments will be served after the Meeting has finished. The CIA has wheelchair access for disabled persons. The auditorium has an induction loop and there will be sign language interpreters on stage for the duration of the Meeting. If you require any of these services or assistance on the day, please speak to an HBOS steward on arrival at the CIA.

Further details regarding the AGM can be found on the back page of this booklet or on www.hbosplc.com/annualgeneralmeeting

The highlights of the AGM will also be available to view from 12 noon on 30 April 2003 on www.hbosplc.com/annualgeneralmeeting/webcast

Return reminder

Don't forget to complete your form in full, sign and return in the enclosed envelope. Alternatively, you can vote online by using your unique PIN number on the previous page at www.hbosplc.com/annualgeneralmeeting/on-linevoting

Live Webcast

The HBOS Annual General Meeting will be broadcast live to shareholders on 29 April 2003 commencing at 12 noon. If you wish to view this broadcast you will need to register your folio number (which can be found in the top right hand corner of your Form of Proxy / Direction on page 11 of your booklet) and email address at www.hbosplc.com/annualgeneralmeeting/webcast prior to the broadcast. Edited highlights will also be available from www.hbosplc.com/annualgeneralmeeting/webcast at 12 noon on 30 April 2003.

Questions can also be registered by e-mail. Any subject matter not covered by the Question and Answer session, may be addressed by the Board during the meeting. If you wish to take advantage of this facility you should visit www.hbosplc.com/annualgeneralmeeting/emailaquestion between 12 noon on 24 April 2003 and 12 noon on 27 April 2003 to register your question.

Sign up to electronic communications!

Register your email address to receive future shareholder communications online. Visit www.hbosplc.com and then select 'Shareholders' from the menu.

Simply click on the 'Shareholder Email Registration' box which will take you directly to the Registration Service.

Have you received identical mailings?

If so, it could be that we hold duplicate entries on our register under your name. We are currently updating our records and if you have received more than one identical pack, please write to our Registrar, quoting all folio numbers:

Computershare Investor Services PLC
PO Box 1912
The Pavilions
Bridgwater Road
Bristol
BS99 2HF

You can also contact our Registrar on 0870 702 0102. You may be asked to confirm your folio numbers in writing.

DA/99999999/8965

Resolution	For	Against
1		
2		
3		
4		
5		
6		
7		
8		
9		
10		
11		
12		
13		
14		
15		

Date

Signature

HBOS plc

Would you like to ask the Board a question at the Annual General Meeting?

Registering a question is easy.

If you are attending the Annual General Meeting, simply visit the Question Registration point at the venue, where there will be HBOS staff on hand to attend to you.

Alternatively, if you are unable to attend the Annual General Meeting, questions can also be registered by e-mail. Any subject matter not covered by the Question and Answer session, may be addressed by the Board during the meeting. If you wish to take advantage of this facility you should visit www.hbosplc.com/annualgeneralmeeting/emailaquestion between 12 noon on 24 April 2003 and 12 noon on 27 April 2003 to register your question.

The HBOS Annual General Meeting will be broadcast live to shareholders on 29 April 2003 commencing at 12 noon. If you wish to view this broadcast you will need to register your folio number (which can be found in the top right hand corner of your voting form on page 11 of your booklet) and email address at www.hbosplc.com/annualgeneralmeeting/webcast prior to the broadcast.

HBOS Certificated/CREST Consolidated Tax Voucher
for the tax year ended 5 April 2003

HBOS plc

Folio No. Z999999999

DA/99999999/99999
Mr A B Sample

Joint Holders/Executors
Mr C D Sample
Mrs E F Sample

Remember you have a legal obligation to keep records for tax purposes

Please note these are your current bank or building society account details registered to receive dividend payments.

Sort code 99-99-99

Account No. 99999999

Roll No. 99Z99999999

This Consolidated Tax Voucher details all dividends paid on your holding of HBOS plc Ordinary Shares of 25p which have been paid direct to a bank/building society account.

Dividend Payment	Dividend rate per share	Paid to account holders registered on	Payment date	Holding	Tax credit at 10%	Dividend Paid
Final	18.7p	15 Mar 02	31 May 02	999	£9.99	£99.99
Interim	9.8p	16 Aug 02	25 Oct 02	999	£9.99	£99.99
				Total	£19.98	£199.98

You should keep this certificate as it will be accepted by the Inland Revenue as evidence of a 10% Tax Credit. This tax voucher (ref BV854) has been approved by the Inland Revenue.

H F Baines Company Secretary HBOS plc

HBOS plc

HBOS Foundation

The HBOS Foundation, launched at last year's AGM, promotes long-term relationships between colleagues who want to offer their time and services, and charities and community organisations who seek these resources from HBOS.

The HBOS Foundation's charitable giving has two key themes:

- Promoting money advice and financial literacy
- Developing and improving local communities

HBOS not only makes substantial donations to the HBOS Foundation, but also pays the administrative costs associated with the Foundation, ensuring that every single penny of its income goes to good causes.

Funds are allocated in two major ways. The HBOS Programme supports flagship national projects by providing larger grants to activities, which benefit the UK as a whole.

One of the biggest beneficiaries to date is Macmillan Cancer Relief, who was nominated by HBOS colleagues for the Foundation's £1 Million Challenge. Under the £1 Million Challenge the Foundation has pledged to match each £1 of the first £500,000 raised by colleagues during 2003.

The Regional Programme is aimed at ensuring the widest possible support from HBOS for communities across the UK. Each of the Group's divisions and subsidiaries are developing their own activities, concentrating on projects linked to their business and the communities in which they work.

For further information please visit the HBOS Foundation stand at the AGM or our website www.hbosplc.com/policies/communityrelations/hbosfoundation/index.htm

The HBOS Foundation is an independent charity registered in Scotland.

Registrars Contact details

If you have any queries please contact our Registrar:

Computershare Investor Services PLC
PO Box 1912
The Pavilions
Bridgwater Road
Bristol
BS99 2HF

Telephone 0870 702 0102

Timetable for the Meeting

10.30am

Registration opens [illegible] Helpdesk and [illegible]

12 noon

The Annual General Meeting [illegible]

Shareholders will be asked [illegible] the end of the [illegible] each of the resolutions set out [illegible] document as detailed [illegible]

Shareholders will have [illegible] to register and pose questions [illegible] Board at the meeting.

Who may attend?

Shareholders are entitled to attend the AGM, plus other certain 'participants'. These include holders of an HBOS Shareholder Account or an HBOS Share PEP and those who have been appointed as a Proxy, i.e. are appointed by a shareholder to attend on their behalf.

Non-shareholders who are accompanying a shareholder or participant, will be admitted at the discretion of the Company. Holders of shares through the Halifax Share Dealing Service (HSDL) and HBOS Preference shareholders may attend the meeting as observers only. They are not entitled to participate in the business meeting.

How to get to the Cardiff International Arena

The Cardiff International Arena (CIA) is situated on Mary Ann Street. It is clearly signposted by foot and road. The nearest train station is Cardiff, situated some five minutes walk away from the venue. Taxis are also available from the train station and throughout the city centre.

Smoking

Smoking is not permitted within the venue.


To A470 (A469) to Caerphilly A48, M4 Junction 32
NORTH ROAD
To A4161 Newport M4 East Junction 29
To A4161 Vale of Glamorgan, M4 West
NEWPORT ROAD
QUEEN STREET
RIVER TAFF
ST MARY STREET
BUTE TERRACE
WOOD STREET
To A4234 Cardiff Bay, M4 Junction 33
A4160 Penarth, Barry
PENARTH ROAD
CARDIFF INTERNATIONAL ARENA & CONVENTION CENTRE

Admission

Please bring your attendance card, which is attached to your Form of Proxy / Form of Direction on page 11 of this document. You will be asked to produce this at Registration. Not having this ready could delay your admission. In addition, you may be required to produce some proof of identity.

If you have been appointed as a shareholder Proxy, please make this fact known to the admission staff. They will direct you to a helpdesk.

Refreshments

Tea and Coffee will be supplied on arrival. Light refreshments will be available following the business meeting. You will not be permitted to bring food and drink into the venue.

Additional Needs

Please note that this Notice of Meeting Booklet is available in alternative formats on request including audio tape and Braille.

Facilities will be available at the meeting for our shareholders who have additional needs. An Induction Loop System and Sign Language Interpreter will be available within the auditorium. Facilities are also available for wheelchair users. Anyone requiring the use of these facilities should contact one of the stewards who will direct you to the respective areas.

Medical Care

If you require medical attention please contact an HBOS steward who will obtain medical assistance.

Security

Please leave briefcases, cameras, laptop computers, tape and video recorders in the cloakroom. Arrangements will be made for their safekeeping. Please turn off all mobile telephones before entering the business meeting. You may be asked to submit to a search of your personal items.

Overnight Accom[illegible] Cardiff

On behalf of HBOS [illegible] Bureau has arranged [illegible] hotel accommodation [illegible] limited and are offered [illegible] first served basis [illegible] in extending your [illegible] 029 2034 7827 [illegible] dabs@cardiff[illegible]

Company	Halifax PLC
TIDM	59NB
Headline	Hx House Price Index Feb 2003
Released	11:11 3 Mar 2003
Number	1866I

Halifax House Price Index

National Index **February**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **406.4** Monthly Change **1.7%** Annual Change **23.0%**

Standardised Average Price (seasonally adjusted) **£125,558**

Key Points

- House prices increased by 1.7% in February, confirming that the market remains strong.
- Measures of activity are strong too. Property transactions in England and Wales in January were 2% higher than a year ago on seasonally adjusted basis, according to the Inland Revenue. Halifax Estate Agents, one of the largest estate agency networks i country, is reporting a North – South divide developing with the market shifting in favour of buyers in the south but remaining a s market in the north.
- Demand factors remain highly supportive of the housing market with low interest rates, low unemployment and good affordabilit recent cut in interest rates is helping to maintain interest rate payments for a new borrower at very low levels in proportion to inc Mortgage payments represent 15% of gross earnings for a typical first time buyer, significantly below the long run average of 22
- An analysis of the supply side of the market over the past 20 years – the period that the House Price Index has been in existen shows that both the stock of second-hand properties for sale on the market and the level of housebuilding remain at historically levels. These supply shortages are contributing to the continuing upward pressure on house prices.
- On the basis of the latest official – and now significantly out of date – household projections, we estimate that there will be a sh over 400,000 homes to cater for the projected additional three million households in England over the next 20 years at the curre of housebuilding. John Prescott's recently announced plans to build 200,000 new homes in London and the South East over thi will clearly help, but are not sufficient to close the gap completely.

Commenting on the figures Martin Ellis, Chief Economist, said:

"February's 1.7% rise in prices confirms that the housing market is strong, with little sign that the uncertainty over developments in the Gulf is adversely affecting the behaviour of homebuyers.

The factors that underpinned strong demand during 2002 remain firmly in place. Mortgage rates are at their

lowest since the late 1950s, unemployment continues to fall, and mortgage payments account for a lower proportion of a new borrower's income than at any other time in the past 20 years. The recent cut in interest rates simply reinforces the support that these factors are giving the market.

Supply factors are also playing a part in causing house prices to rise. Significant supply shortages persist despite recent modest increases in the numbers of both second-hand properties being put onto the market and new homes being built. These shortages are likely to remain during 2003.

We expect the market to remain strong. The much sharper rise in house prices compared to average earnings in the recent past will, however, increasingly curb demand and cause house price inflation to moderate gradually over the remainder of the year."

* **NOTE**: The 23.0% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a monthly year-on-year number as it smoothes out any short-term fluctuations.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:44 3 Mar 2003
Number	1995I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/02/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,210	£1.5928

3. Resultant total of the same class owned or controlled (and percentage of class)

20,926,723	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

◂ Back / Next ▸ Other Announcements from this Company ▾ Send to a Friend

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (TESCO PLC)
Released	13:08 3 Mar 2003
Number	2016I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
21,000		£1.9246

3. Resultant total of the same class owned or controlled (and percentage of class)

89,070,074	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	13:10 3 Mar 2003
Number	2017I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 03/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	132,500	£1.6075

3. Resultant total of the same class owned or controlled (and percentage of class)

88,937,574	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury PLC
Released	11:54 5 Mar 2003
Number	3202I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
57,000		2.3118

3. Resultant total of the same class owned or controlled (and percentage of class)

55,649,581 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Collin Stewart Hldgs
Released	12:19 5 Mar 2003
Number	3258I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) COLLINS STEWART HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
25,000		£3.37

3. Resultant total of the same class owned or controlled (and percentage of class)

3,657,809	3.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Plc
Released	12:22 5 Mar 2003
Number	3264I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
84,000		£1.5945

3. Resultant total of the same class owned or controlled (and percentage of class)

21,010,723	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:39 5 Mar 2003
Number	3278I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	181,726	£3.8993

3. Resultant total of the same class owned or controlled (and percentage of class)

10,255,871	1.48%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (J Sainsbury Plc)
Released	14:36 5 Mar 2003
Number	3337I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	1,000	2.2778

3. Resultant total of the same class owned or controlled (and percentage of class)

55,648,581	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company HBOS PLC
TIDM HBOS
Headline Director Shareholding
Released 16:21 5 Mar 2003
Number 3467I

HBOS PLC (The 'Company')

Notification of Directors' interests in ordinary shares of 25 pence each pursuant to paragraph 16.13 of the Listing Rules.

Halifax Group plc Long Term Executive Bonus Scheme (the 'Scheme')

On 4th March 2003 the Company received notification that, following the vesting of awards under the above and similar Schemes, 3,029,810 shares had been released by HBOS plc Employee Trust Limited (the 'Trustee'). Of these, 1,089,664 were sold on 3rd March 2003 at £6.67 per share.

The Executive Directors remain beneficiaries and so interested, along with other participants, in 5,576,793 shares still held by the Trustee. Other than as set out below, they ceased to have an interest in the shares awarded and sold by the Trustee.

Total beneficial interests of Directors and their connected persons following awards under the Scheme and all sales that took place on 3rd March 2003 at the above price:

Name	Pre 3rd March 2003	Post 3rd March 2003
J R Crosby	96,969	152,085
M H Ellis	73,514	138,604
A H Hornby	40,781	150,431

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:24 5 Mar 2003
Number	3472I

1) Name of Company:

HBOS plc

2) Name of Director:

Lord Dennis Stevenson

3) Is holding in own name/wife's name or non-beneficial:

own name

4) Name of registered holder:

as 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

N/A

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Purchase

7) Number of shares acquired: 65,850

8) Percentage of issued class: 0.002%

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: £6.535

13) Date of transaction: 5th March 2003

14) Date company informed: 5th March 2003

15) Total holding following this notification:

162,946

16) Total percentage holding of issued class of such Shares following this notification: 0.004%

17) Date of Grant: N/A

18) Period during which or date on which exercisable:

19) Total amount paid (if any) for grant of the Option:

20) Description of share or debentures involved, class, number: N/A

21) Option Grant Price: N/A

22) Total number of shares or debentures over which options and awards are held following this notification:

23) Any additional information: Purchase follows vesting of cash awards over notional shares made in July 1999 and January 2000 under the Special Long Term Bonus Scheme.

END

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Full Text Announcement

◂Back Other Announcements from this Company Send to a Friend Close

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruise
Released	12:00 6 Mar 2003
Number	3854I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	25,000	£3.7000

3. Resultant total of the same class owned or controlled (and percentage of class)

10,233,111	1.48%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	12:04 6 Mar 2003
Number	3864I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
99,000		£1.6252

3. Resultant total of the same class owned or controlled (and percentage of class)

88,325,540	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8-Tesco Plc-Replacement
Released	12:10 6 Mar 2003
Number	3860I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

The following replaces the Rule 8 – Tesco Plc announcement released on 3rd March 2003 @13.10 under RNS number 2017I. The resultant total should be 88,226,540 which 1.22% and not 88,937,574 1.23% All other details remain unchanged and the full text appears below.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit

132,500	£1.6075

3. Resultant total of the same class owned or controlled (and percentage of class)

88,226,540	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers

and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:10 6 Mar 2003
Number	3870I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	1,100	£1.6225

3. Resultant total of the same class owned or controlled (and percentage of class)

88,336,540	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:15 6 Mar 2003
Number	3869I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
12,100		TRANSFER IN

3. Resultant total of the same class owned or controlled (and percentage of class)

88,337,640	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:16 6 Mar 2003
Number	3873I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
689		TRANSFER IN

3. Resultant total of the same class owned or controlled (and percentage of class)

88,337,229	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

RNS | The company news service from the London Stock Exchange

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Plc
Released	12:17 6 Mar 2003
Number	3879I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 05/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,250	£1.5827

3. Resultant total of the same class owned or controlled (and percentage of class)

21,009,473	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	12:18 6 Mar 2003
Number	3884I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 04/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	1,800	£5.94

3. Resultant total of the same class owned or controlled (and percentage of class)

11,612,175	1.34%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Six Continents plc)
Released	12:25 6 Mar 2003
Number	3894I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
203,250		£6.07

3. Resultant total of the same class owned or controlled (and percentage of class)

11,815,425	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (J Sainsbury Plc)
Released	12:50 6 Mar 2003
Number	3927I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 06/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
3,112		£2.2375
	52,000	£2.235

3. Resultant total of the same class owned or controlled (and percentage of class)

55,599,624 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Knowledge Support)
Released	12:03 7 Mar 2003
Number	4479I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) KNOWLEDGE SUPPORT SYSTEMS PLC

1. Class of securities (eg ordinary shares) Ordinary 20p

2.

Amount bought	Amount sold	Price per unit
	100,000	£0.2200

3. Resultant total of the same class owned or controlled (and percentage of class)

1,495,854	2.03%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Thistle Hotels plc)
Released	12:04 7 Mar 2003
Number	4485I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) THISTLE HOTELS PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
15,800		£1.2400

3. Resultant total of the same class owned or controlled (and percentage of class)

18,548,843	3.85%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury Plc
Released	12:08 7 Mar 2003
Number	4488I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
16,000		£2.2275

3. Resultant total of the same class owned or controlled (and percentage of class)

55,615,624	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Six Continents Plc)
Released	12:10 7 Mar 2003
Number	4492I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	8,501	£6.09

3. Resultant total of the same class owned or controlled (and percentage of class)

11,806,924	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	12:14 7 Mar 2003
Number	4498I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
1,300		£6.0450

3. Resultant total of the same class owned or controlled (and percentage of class)

11,808,224 1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:17 7 Mar 2003
Number	4501I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
2,550		£1.4950

3. Resultant total of the same class owned or controlled (and percentage of class)

21,012,023	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:18 7 Mar 2003
Number	4507I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/02/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
6,800		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

88,344,029 1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:19 7 Mar 2003
Number	4508I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 05/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
1,378		Transfer In
6,500		£1.6022

3. Resultant total of the same class owned or controlled (and percentage of class)

88,350,343	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:31 7 Mar 2003
Number	4519I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
14,000		£1.6075

3. Resultant total of the same class owned or controlled (and percentage of class)

88,364,343	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	13:11 7 Mar 2003
Number	4543I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 07/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	7,800	£1.6100

3. Resultant total of the same class owned or controlled (and percentage of class)

88,356,543	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:06 10 Mar 2003
Number	5119I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	2,550	Transfer Out
	103	£1.479

3. Resultant total of the same class owned or controlled (and percentage of class)

21,009,370	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (J Sainsbury Plc)
Released	12:07 10 Mar 2003
Number	5120I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	297	£2.2375

3. Resultant total of the same class owned or controlled (and percentage of class)

55,615,327	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	12:12 10 Mar 2003
Number	5125I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 07/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	3,779	£6.08

3. Resultant total of the same class owned or controlled (and percentage of class)

11,804,445	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco PLC
Released	12:59 10 Mar 2003
Number	5184I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 10/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 06/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	750	£1.6056

3. Resultant total of the same class owned or controlled (and percentage of class)

88,355,793	1.22%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	11:30 11 Mar 2003
Number	5622I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 11/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	1,820	Transfer Out

3. Resultant total of the same class owned or controlled (and percentage of class)

21,007,550	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Blocklisting Interim Review
Released	16:24 11 Mar 2003
Number	5905I

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

HBOS plc

2. Name of scheme

a)Bank of Scotland SAYE scheme
b)Bank of Scotland ESOS
c)Halifax Group plc Sharesave scheme
d)Halifax Group plc IR approved share option scheme (and unapproved)

e)HBOS plc Employee Share Option Plan

f)HBOS Sharesave Plan

3. Period of return: From 11 September 2002 to 10 March 2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a) 391,322
b) 3,514,475
c) 1,930,636
d) 17,489,858
e) 277,017
f) 507,075

5. Number of shares issued/allotted
under scheme during period

a) 2,724,233
b) 345,642
c) 2,357,203
d) 54,824
e) 7,937
f) 28,268

6. Balance under scheme not yet issued/allotted
at end of period

a) 410,714
b) 3,168,833
c) 206,682

d) 17,435,034
e) 269,080
f) 478,807

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a) 2,338,076 – 10/9/01
b) 1,511,965 – 10/9/01
c) 2,950,519 – 10/9/01
d) 17,968,480 – 10/9/01

e) 277,392 – 3/9/02

f) 258,064 – 25/3/02

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

3,787,212,792

Contact for queries: Address: HBOS plc, The Mound, Edinburgh EH1

Name: Gail Stivey
Telephone: 0131 243 7029

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrison Plc)
Released	12:18 12 Mar 2003
Number	6369I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	900	£1.4675
	3,217	£1.4634

3. Resultant total of the same class owned or controlled (and percentage of class)

21,003,433	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	12:20 12 Mar 2003
Number	6372I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	1,400	£5.9650

3. Resultant total of the same class owned or controlled (and percentage of class)

11,803,045	1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Six Continents Plc)
Released	12:22 12 Mar 2003
Number	6373I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	500	£5.83

3. Resultant total of the same class owned or controlled (and percentage of class)

11,802,545 1.36%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury Plc
Released	12:27 12 Mar 2003
Number	6375I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
75,000		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

55,689,650 2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

> *(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);*
>
> *(2) banks and financial and other professional advisers (including stockbrokers)* to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*
>
> *(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);*
>
> *(4) the pension funds of an offeror, the offeree company or any company covered in (1);*
>
> *(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;*
>
> *(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and*
>
> *(7) a company having a material trading arrangement with an offeror or the offeree company.*

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - J Sainsbury plc
Released	12:29 12 Mar 2003
Number	6377I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
	800	£2.2425

3. Resultant total of the same class owned or controlled (and percentage of class)

55,688,850	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	12:32 12 Mar 2003
Number	6379I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 10/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
132,000		Transfer In

3. Resultant total of the same class owned or controlled (and percentage of class)

88,487,793	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Tesco Plc
Released	12:34 12 Mar 2003
Number	6381I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	4,200	£1.63

3. Resultant total of the same class owned or controlled (and percentage of class)

88,483,593	1.23%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:38 12 Mar 2003
Number	6382I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 12/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 11/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	400	£3.575

3. Resultant total of the same class owned or controlled (and percentage of class)

10,232,711	1.48%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyri Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Documents Lodged
Released	15:48 12 Mar 2003
Number	6515I

SUMMARY FINANCIAL STATEMENT AND

NOTICE OF ANNUAL GENERAL MEETING

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (J Sainsbury Plc)
Released	11:38 13 Mar 2003
Number	6910I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) J SAINSBURY PLC

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
50		£2.2417

3. Resultant total of the same class owned or controlled (and percentage of class)

55,688,900	2.89%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. *Other.*

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents PLC
Released	11:40 13 Mar 2003
Number	6912I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 13/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
55,000		£5.78

3. Resultant total of the same class owned or controlled (and percentage of class)

11,857,545 1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer. If the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Full Text Announcement

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Company	British Airways PLC
TIDM	BAY
Headline	Holding(s) in Company
Released	17:11 13 Mar 2003
Number	7225I

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

CMI Mixed International Fund	228,250
Pershing Keen Nominees	770
Pershing Keen Nominees	5,301
Pershing Keen Nominees	700
Pershing Keen Nominees	483
Pershing Keen Nominees	3,000
Pershing Keen Nominees	926
Pershing Keen Nominees	1,000
CMI Mixed International Fund	59,000
St James's Place UK plc	1,660,200
St James's Place UK plc	953,800
St James's Place UK plc	326,500
St James's Place UK plc	2,309,800
CMI UK Tracker Fund	37,960
Chase Nominees Limited a/c CMIG MAIN	24,968,916

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

35,350,507

8. Percentage of issued class

3.26%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

13 March 2003

12. Total holding following this notification

30,556,606

13. Total percentage holding of issued class following this notification

2.82%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

13 March 2003

END

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:47 14 Mar 2003
Number	7558I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	5,301,227	£1.6350

3. Resultant total of the same class owned or controlled (and percentage of class)

83,182,186	1.15%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:50 14 Mar 2003
Number	7561I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	653	£3.432

3. Resultant total of the same class owned or controlled (and percentage of class)

10,232,058	1.48%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:50 14 Mar 2003
Number	7561I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	653	£3.432

3. Resultant total of the same class owned or controlled (and percentage of class)

10,232,058	1.48%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (P&O Princess Cruis)
Released	12:51 14 Mar 2003
Number	7564I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	205,143	£3.5338

3. Resultant total of the same class owned or controlled (and percentage of class)

10,026,915	1.45%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (WM Morrisons Plc)
Released	12:52 14 Mar 2003
Number	7567I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	3,400	£1.4853

3. Resultant total of the same class owned or controlled (and percentage of class)

21,000,033	1.35%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrisons Plc
Released	12:55 14 Mar 2003
Number	7573I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	573,832	£1.5525

3. Resultant total of the same class owned or controlled (and percentage of class)

20,426,201 1.31%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	12:57 14 Mar 2003
Number	7576I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	425	£5.8112

3. Resultant total of the same class owned or controlled (and percentage of class)

11,857,120	1.37%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Six Continents Plc)
Released	13:01 14 Mar 2003
Number	7579I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 14/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	307,107	£5.8450

3. Resultant total of the same class owned or controlled (and percentage of class)

11,550,013	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:00 17 Mar 2003
Number	8099I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 13/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
6,600		£1.66

3. Resultant total of the same class owned or controlled (and percentage of class)

83,188,786	1.15%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:02 17 Mar 2003
Number	8101I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 17/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	2,166,500	£1.70846

3. Resultant total of the same class owned or controlled (and percentage of class)

81,022,286	1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (P&O Princess Cruis)
Released	11:58 18 Mar 2003
Number	8686I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	1,069,522	£3.832

3. Resultant total of the same class owned or controlled (and percentage of class)

7,756,834	1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8-P&O Princess Crs-Replc
Released	11:59 18 Mar 2003
Number	8682I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

The following replaces the Rule 8 – P&O Princess Cruises announcement released on 17rd March 2003 @12.04 under RNS number 8104I. The resultant total should be 8,826,356 which 1.27% and not 8,626,356 1.25% All other details remain unchanged and the full text appears below.

Date of Disclosure 18/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit

1,200,559	£3.7959

3. Resultant total of the same class owned or controlled (and percentage of class)

8,826,356	1.27%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyri Meraklis

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Tesco Plc)
Released	12:00 18 Mar 2003
Number	8688I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 18/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/03/03

Dealing in (name of company) TESCO PLC

1. Class of securities (eg ordinary shares) GBP 0.05

2.

Amount bought	Amount sold	Price per unit
	921	£1.723

3. Resultant total of the same class owned or controlled (and percentage of class)

81,021,365 1.12%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:25 18 Mar 2003
Number	8933I

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were transferred in terms of the Rules of the Scheme to the beneficiary of a member of staff who died.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 820

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: 18 March 2003

14) Date company informed: 18 March 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,826,687 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	09:50 19 Mar 2003
Number	9168I

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 19th March 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: EUR1,000,000,000 4.875 per cent. Subordinated Notes due 2015

ISSUER: HBOS plc

INCORPORATED IN: Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

HBOS PLC
HBOS Treasury Services plc
33 Old Broad Street
London EC3N 1HZ
England

Linklaters
One Silk Street
London EC2Y 8HQ
England

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

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Company	HMV Group PLC
TIDM	HMV
Headline	Holding(s) in Company
Released	10:42 19 Mar 2003
Number	9208I

HMV GROUP PLC

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

HMV Group plc received notice on 19th March 2003 that HBOS plc and its subsidiaries have a material interest in 19,849,203 shares of HMV Group plc representing 4.92% of the issued ordinary share capital.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - WM Morrison Supermar
Released	11:16 19 Mar 2003
Number	9249I

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 19/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/03/03

Dealing in (name of company) WM MORRISON SUPERMARKETS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
6,525		£1.68

3. Resultant total of the same class owned or controlled (and percentage of class)

20,432,726 1.31%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:34 19 Mar 2003
Number	9592I

Notification has today been received by HBOS plc from Lehman Brothers that as at 14th March 2003 Lehman Brothers International (Europe) had an interest in 135,275,702 HBOS plc Ordinary Shares of 25p each (which represents 3.57 per cent of the current issued Ordinary Share Capital).

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents Plc
Released	10:56 21 Mar 2003
Number	0404J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 21/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 19/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	1,175	£6.0306
	550	£6.0656
	600	£6.0868

3. Resultant total of the same class owned or controlled (and percentage of class)

11,547,688	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Tim Harrison

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:11 21 Mar 2003
Number	0730J

Notification has today been received by HBOS plc from Lehman Brothers that as at 18th March 2003 Lehman Brothers International (Europe) no longer had a notifiable interest in HBOS plc Ordinary Shares of 25p each.

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	16:16 21 Mar 2003
Number	0749J

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 21 March 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: US$1,000,000,000 Undated Subordinated Notes

ISSUER: HBOS plc

INCORPORATED IN: Scotland

GUARANTOR: n/a

INCORPORATED IN: n/a

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this formal notice from:

Citibank N.A.	HBOS plc
Carmelite Street	The Mound
London EC4Y 0PA	Edinburgh EH1 1YZ

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

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Company	HBOS PLC
TIDM	HBOS
Headline	Issue of Debt
Released	16:17 21 Mar 2003
Number	0755J

HBOS plc – Tier 1 Capital Issue

HBOS plc announces that it has today raised US$1 billion (before expenses) of Capital.

Subscription for securities, comprising US$1 billion of 6.85% Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, representing interests in HBOS Capital Funding No. 1 L.P. (a Jersey registered limited partnership, the general partner of which is a wholly-owned subsidiary of HBOS plc) will be used by HBOS Capital Funding No. 1 L.P. to subscribe for subordinated notes issued by HBOS plc.

The net proceeds of the issue are being used by HBOS plc to augment its regulatory capital base.

Payments by HBOS Capital Funding No. 1 L.P. to holders of the securities are guaranteed on a subordinated basis by HBOS plc, and carry a fixed coupon payable quarterly in arrears.

JP Morgan and Lehman Brothers are joint bookrunners.

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - (Six Continents Plc)
Released	11:52 24 Mar 2003
Number	1015J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 24/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	1,250	£6.28

3. Resultant total of the same class owned or controlled (and percentage of class)

11,546,438	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1229 Kyriacos Meraklis

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Listing Particulars
Released	17:03 24 Mar 2003
Number	1355J

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 20th March 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: U.S.$1,000,000,000 6.85 per cent. Undated Subordinated Notes

ISSUER: HBOS plc

INCORPORATED IN: Scotland

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for

HBOS Plc
HBOS Treasury Services plc
33 Old Broad Street
London EC2N 1HZ

Citibank, NA
5 Carmelite Street
London EC4Y 0PA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service
25 The North Colonnade, London E14 5HS.

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	10:43 25 Mar 2003
Number	1561J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 25/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 21/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	625	£6.2062

3. Resultant total of the same class owned or controlled (and percentage of class)

11,545,813	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:24 25 Mar 2003
Number	1904J

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

Sir Bob Reid

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 191

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 660.63p

13) Date of transaction: 25 March 2003

14) Date company informed: 25 March 2003

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

7,826,496 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.21%

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	12:09 27 Mar 2003
Number	2854J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 25/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
	500	£6.0575
	625	£60.58

3. Resultant total of the same class owned or controlled (and percentage of class)

11,544,688	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Pizza Express
Released	12:15 27 Mar 2003
Number	2859J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 27/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/03/03

Dealing in (name of company) PIZZA EXPRESS PLC

1. Class of securities (eg ordinary shares) GBP 0.10

2.

Amount bought	Amount sold	Price per unit
	134,500	£3.78

3. Resultant total of the same class owned or controlled (and percentage of class)

815,717	1.14%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:30 27 Mar 2003
Number	2928J

1) Name of company:

HBOS plc

2) Name of Director:

(a) James Crosby

(b) Mike Ellis

(c) Phil Hodkinson

(d) Andy Hornby

(e) Gordon McQueen

(f) Colin Matthew

(g) George Mitchell

3) Is holding in own name/wife's name or non-beneficial: N/A

4) Name of registered holder: N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) to (g) - Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

Directors have been granted conditional awards of shares under the HBOS plc Long Term Executive Bonus Plan (the 'Plan').

7) Number of shares acquired: N/A

8) Percentage of issued class: N/A

9) Number of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: N/A

13) Date of transaction: N/A

14) Date company informed: N/A

15) Total holding following this notification: N/A

16) Total percentage holding of issued class following this notification: N/A

17) Date of Award: 26th March 2003. (Effective from 1st January 2003)

18) Period during which or date on which exercisable:

Release Date – March 2006 or March 2008

19) Total amount paid (if any) for grant of the Award: (a) to (g) Nil

20) Description of shares or debentures involved, class, number:

(all Ordinary Shares of 25p each)

(a) 103,125	(e) 61,718
(b) 76,562	(f) 58,593
(c) 58,593	(g) 76,562
(d) 70,312	

(up to 200% of the number of shares awarded may vest on the Release Date, subject to performance conditions as defined in the Rules of the Plan)

21) Share Grant Price: (a) to (g) – 640.0p (Shares acquired under the Plan are acquired free of charge but subject to performance conditions as defined in the Rules of the Plan)

22) Total number of shares or debentures over which options and awards are held following this notification:

(all Ordinary Shares of 25p each)

(a) 251,865	(e) 345,914
(b) 186,247	(f) 345,218
(c) 202,498	(g) 354,535
(d) 158,757	

23) Contact name for queries: Gail Stivey

24) Contact telephone number: 0131 243 7029

25) Name of company official responsible for making notification: Kenny Melville

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P & O Princess Cruis
Released	09:44 28 Mar 2003
Number	3301J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 17/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	200,000	£3.832

3. Resultant total of the same class owned or controlled (and percentage of class)

7,584,834	1.09%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	09:47 28 Mar 2003
Number	3303J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 26/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	922	Transfer Out
	867	£4.2525

3. Resultant total of the same class owned or controlled (and percentage of class)

7,569,045	1.09%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - P&O Princess Cruises
Released	12:20 28 Mar 2003
Number	3457J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 27/03/03

Dealing in (name of company) P & O PRINCESS CRUISES PLC

1. Class of securities (eg ordinary shares) US$ 0.5

2.

Amount bought	Amount sold	Price per unit
	310,325	£4.23624

3. Resultant total of the same class owned or controlled (and percentage of class)

7,258,720	1.05%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Insurance Hldgs
Released	12:25 28 Mar 2003
Number	3466J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 12/03/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
400,000		£0.71

3. Resultant total of the same class owned or controlled (and percentage of class)

59,222,161	7.93%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Brit Insurance Hldgs
Released	12:27 28 Mar 2003
Number	3469J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 28/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 14/03/03

Dealing in (name of company) BRIT INSURANCE HOLDINGS

1. Class of securities (eg ordinary shares) GBP 0.25

2.

Amount bought	Amount sold	Price per unit
415,638		£0.70

3. Resultant total of the same class owned or controlled (and percentage of class)

59,637,799	7.99%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Halifax PLC
TIDM	59NB
Headline	Annual Report and Accounts
Released	16:15 28 Mar 2003
Number	3411J

ANNUAL REPORT & ACCOUNTS

Copies of the Annual Report & Accounts have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Annual Report and Accounts
Released	16:15 28 Mar 2003
Number	3404J

ANNUAL REPORT & ACCOUNTS

Copies of the Annual Report & Accounts have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel. No. (0) 20 7676 1000

END

Full Text Announcement

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Six Continents plc
Released	11:16 31 Mar 2003
Number	4071J

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure 31/03/03

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing 28/03/03

Dealing in (name of company) SIX CONTINENTS PLC

1. Class of securities (eg ordinary shares) GBP 0.28

2.

Amount bought	Amount sold	Price per unit
8,153		£6.175

3. Resultant total of the same class owned or controlled (and percentage of class)

11,552,841	1.33%

4. Party making disclosure

HBOS Plc

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

OR (b) if dealing for discretionary client(s), name of fund management organisation

HBOS Plc

6. Reason for disclosure (Note 2)

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

If category (8), explain

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

(Also print name of signatory)

Kaeron Heraty

Telephone and Extension number

0207 321 1311 Donna Franks

END

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Company	Murray TMT PLC
TIDM	MYT
Headline	Holding(s) in Company
Released	12:56 31 Mar 2003
Number	4195J

Murray tmt PLC

Notifiable Holding

The Company has today (31 March 2003) been notified that HBOS plc and its subsidiaries no longer have a non-material interest in the company.

Name of contact and telephone number for queries

PAT BARNES 0141 306 7552

Name and signature of authorised company official responsible for making this notification

31 MARCH 2003

Date of notification ....

END

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	16:30 31 Mar 2003
Number	4353J

1) Name of Company:

HBOS plc

2) Name of Director:

(a) James Crosby (b) Mike Ellis
(c) Phil Hodkinson (d) Andy Hornby
(e) Gordon McQueen (f) Colin Matthew
(g) George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

(a) - (g) own name

4) Name of registered holder:

(a) - (g) Computershare Trustees Limited - Account K03 Kicker

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) - (g) Director

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

(a) - (g) Allocations in accordance with the rules of the HBOS plc Annual Bonus Plan (the 'Plan')

7) Number of shares/amount of shares acquired:

(a) 32,177 (b) 23,889
(c) 18,282 (d) 21,939
(e) 18,406 (f) 18,282
(g) 23,889

Under the terms of the Plan, those employees who retain shares for three years will receive an enhancement to their shareholding equivalent to 50% of the gross bonus used to purchase shares.

8) Percentage of issued class: de minimis

9) Number of shares/amount of shares disposed: N/A

10) Percentage of issued class: N/A

11) Class of security: Ordinary Shares of 25p each

12) Price per share: (a) - (g) 676.00p

13) Date of transaction: 26th March 2003

14) Date company informed: 31st March 2003

15) Total holding following this notification:

(a) 184,262 (b) 162,493
(c) 28,806 (d) 172,370
(e) 73,115 (f) 72,366
(g) 71,981

16) Total percentage holding of issued class of such Shares following this notification:

(a) 0.005% (b) 0.004%
(c) 0.001% (d) 0.005%
(e) 0.002% (f) 0.002%
(g) 0.002%

END

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